Exhibit 99.1

management discussion & analysis

4th quarter of 2014

Itaú Unibanco Holding S.A.

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Management Discussion & Analysis	Itaú Unibanco Holding S.A. 4

Executive Summary

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below.

Highlights

$ million (except where indicated)

	4Q14	3Q14	4Q13	2014	2013
Recurring Net Income	5,660	5,457	4,680	20,619	15,836
Net Income	5,520	5,404	4,646	20,242	15,696
Operating Revenues (1)	23,754	23,305	20,880	89,840	78,475
Managerial Financial Margin (2)	14,705	14,369	12,703	55,155	47,637
Recurring Net Income per share (R$) (3)	1.03	1.00	0.86	3.77	2.90
Net Income per share (R$) (3)	1.01	0.99	0.85	3.70	2.87
Number of Outstanding Shares at the end of period – in thousands (4)	5,477,002	5,475,870	5,455,076	5,477,002	5,455,076
Average price of non-voting share on the last trading day of the period (R$) (4)	34.72	34.01	28.77	34.72	28.77
Book Value per Share (R$)	17.50	16.58	14.85	17.50	14.85
Dividends/Interest Own Capital net of taxes (5)	3,694	981	3,182	6,635	5,095
Dividends/Interest Own Capital net of taxes (5) per share (R$)	0.67	0.18	0.58	1.21	0.93
Market Capitalization (6)	190,161	186,234	156,957	190,161	156,957
Market Capitalization (6) (US$ Million)	71,592	75,983	67,001	71,592	67,001
Recurring Return on Average Equity – Annualized (7)	24.7%	24.7%	23.9%	24.0%	20.9%
Return on Average Equity – Annualized (7)	24.0%	24.5%	23.7%	23.5%	20.7%
Recurring Return on Average Assets – Annualized (8)	1.9%	1.9%	1.7%	1.8%	1.5%
Return on Average Assets – Annualized (8)	1.9%	1.9%	1.7%	1.8%	1.5%
Solvency Ratio (BIS Ratio) - Financial Conglomerate	16.9%	16.6%	16.6%	16.9%	16.6%
Common Equity Tier I	12.5%	12.1%	11.6%	12.5%	11.6%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (9)	11.9%	11.6%	9.3%	11.9%	9.3%
Annualized Credit Margin (10)	11.0%	11.2%	10.9%	11.1%	11.2%
Annualized Net Interest Margin with Clients (10)	9.7%	9.4%	9.1%	9.3%	9.2%
Annualized Net Interest Margin of Credit after Provision for Credit Risk (10)	7.9%	7.9%	7.9%	7.8%	7.4%
Annualized Net Interest Margin with Clients after Provision for Credit Risk (10)	7.3%	7.0%	6.9%	7.0%	6.5%
Nonperforming Loans Index (NPL over 90 days)	3.1%	3.2%	3.7%	3.1%	3.7%
Nonperforming Loans Index (NPL 15 to 90 days)	2.5%	2.6%	3.0%	2.5%	3.0%
Coverage Ratio (Provision for Loan and Lease Losses/NPL over 90 days)	193%	181%	174%	193%	174%
Efficiency Ratio (ER) (11)	46.2%	45.5%	48.7%	46.6%	48.5%
Risk-Adjusted Efficiency Ratio (RAER) (11)	63.0%	63.2%	65.3%	64.3%	69.5%

	Dec 31,14	Sep 30,14	Dec 31,13
Total Assets	1,208,702	1,157,557	1,105,721
Total Loan Portfolio, including Sureties and Endorsements	525,519	503,345	483,397
Loan Portfolio (A)	451,760	428,832	412,235
Sureties, Endorsements and Guarantees	73,759	74,514	71,162
Deposits + Debentures + Securities + Borrowings and Onlending (B) (12)	573,106	560,207	530,919
Loan Portfolio/Funding (A/B)	78.8%	76.5%	77.6%
Stockholders' Equity	95,848	90,776	81,024
Assets Under Administration	668,516	646,247	628,271
Total Number of Employees	93,175	94,164	95,696
Brazil	86,192	87,132	88,783
Abroad	6,983	7,032	6,913
Branches and CSB – Client Service Branches	5,070	5,042	5,025
ATM – Automated Teller Machines (13)	27,916	27,960	27,900
EMBI Brazil Risk	259	239	227	259	227
CDI rate – In the Period (%)	2.8%	2.7%	2.3%	10.8%	8.1%
Dollar Exchange Rate – Quotation in R$	2.6562	2.4510	2.3426	2.6562	2.3426
Dollar Exchange Rate – Variation in the Period (%)	8.4%	11.3%	5.0%	13.4%	14.6%
Euro Exchange Rate – Quotation in R$	3.2270	3.0954	3.2320	3.2270	3.2320
Euro Exchange Rate – Variation in the Period (%)	4.3%	2.7%	7.1%	-0.2%	19.9%
IGP-M – In the Period (%)	1.9%	-0.7%	1.8%	3.7%	5.5%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses, Equity in Earnings of Affiliates and Non-Operating Income; (2) Described on pages 16 to 18; (3) Calculated based on the weighted average number of outstanding shares; (4) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on June 05, 2014; (5) JCP – Interest own Capital. Declared amounts paid/accrued; (6) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (7) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of the returns were adjusted by the amount of dividends that has not yet been approved in stockholders’ or Board meetings, proposed after the balance sheet date; (8) Return was calculated by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods in the year to derive the annualized rate. (9) Takes into consideration mitigating actions and use of tax loss carryforwards. (10) Does not include financial margin with the market. See details on page 17; (11) For further details on the calculation methodology of both Effciency and Risk-Adjusted Effciency ratios, please refer to page 29; (12) As described on page 36; (13) Includes ESBs (electronic service branches) and service points in third parties’ establishments.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 5

Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$5,660 million in the fourth quarter of 2014 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,520 million for the period.

Non-Recurring Events Net of Tax Effects

	R$ million
	4Q14	3Q14	4Q13	2014	2013
Recurring Net Income	5,660	5,457	4,680	20,619	15,836
Non Recurring Events	(140)	(53)	(34)	(377)	(140)
Gain from Sale of Large Risk Insurance Operations (a)	736	-	-	736	-
IRB (b)	28	-	131	62	131
Complementary Allowance for Loan Losses (c)	(668)	-	-	(668)	-
Goodwill Amortization (d)	(54)	(38)	-	(177)	-
Provision for Contingencies (e)	(38)	(15)	(649)	(126)	(754)
Improvement of Labor Claim Provision Model (f)	(74)	-	-	(74)	-
Porto Seguro (g)	-	-	272	(60)	272
Criteria Adjustment - Credicard (h)	-	(37)	-	(37)	-
Program for Settlement or Installment Payment of Taxes (i)	(62)	37	508	(25)	508
Realization of Assets and Impairment (j )	(9)	-	(239)	(9)	(239)
Other	-	-	(58)	-	(58)
Net Income	5,520	5,404	4,646	20,242	15,696

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements

Non-Recurring Events of 2014 and 2013

a) Gain from Sale of Large Risk Insurance Operations: Effect of the sale of large risk insurance operation completed on October 31, 2014.

(b) IRB: In 2014, due to effect of the favorable decision on the increase of the PIS/COFINS tax calculation basis of IRB Brasil Resseguros S.A. and, in 2013, as a result of the effect of the change in the criteria for the recognition of our investment since we have reached a level of significant influence on the decisions of this legal entity.

(c) Complementary Allowance for Loan Losses: Recognition of an additional allowance to the minimum required by Resolution No. 2,682/99 of the National Monetary Council, in view of a lower economic growth scenario that could affect specific sectors.

(d) Goodwill Amortization: Amortization of goodwill generated by the acquisition of Credicard and BMG Seguradora S.A.

(e) Provision for Contingencies: In 2014, related to provision for losses arising from economic plans that were in effect in Brazil in the 1980's.

(f) Improvement of Labor Claim Provision Model: Resulting from changes for the improvement of our model for the recognition of provisions for own and third parties’ labor claims.

(g) Porto Seguro: Effect of the favorable decision, by the Federal Supreme Court (STF), on the legality of the COFINS tax on this type of operation in proportion to our interest in the company, in addition to the provision for losses on tax losses in the first quarter of 2014.

(h) Criteria Adjustment - Credicard: Adjustment of the criteria for the recognition of allowances for loan losses arising from the acquisition of Credicard.

(i) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal Taxes – Law No. 12,996/14 and Law No. 13,043/14 and State Taxes – Law No. 15,387/14.

(j) Realization of Assets and Impairment: In 2014 and 2013, this item was mainly composed of the impairment of assets.

Managerial Income Statement

Since the first quarter of 2013, we have been applying the consolidation criteria for the managerial results that affect only the breakdown of accounts and, therefore, do not affect net income. These effects are shown in the table on the following page ("Reconciliation between the Accounting and Managerial Statements").

Additionally, we have been adjusting the tax effects of the hedges of investments abroad - which were originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and were reclassified to the financial margin - and the non-recurring effects. Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the fourth quarter of 2014, the Brazilian real depreciated 8.4% against the U.S. dollar and 4.3% against the Euro, compared with a depreciation of 11.3% and 2.7%, respectively, in the previous quarter.

Highlights

This quarter, we started to include a new disclosure in our results from insurance operations, contemplating the results of the insurance, pension plan and premium bonds businesses separated into "Core Activities” and “Other Activities”.

This new disclosure contributes to the analysis of the performance and profitability of our insurance business value drivers, evidencing our operation strategy focused on the sale of mass-market products for individuals and property insurance products, which are typically related to retail banking. For further details, please refer to page 56 of this report.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 6

Executive Summary

The reconciliation of the Accounting and Managerial Income Statements for the past two quarters is presented below.

Reconciliation between the Accounting and Managerial Statements | 4th Quarter of 2014

					R$ million
		Non-recurring	Tax Effect of	Managerial
	Accounting	Effects	Hedge	Reclassifications	Managerial
Operating Revenues	23,214	(1,106)	2,007	(361)	23,754
Managerial Financial Margin	12,583	20	2,007	95	14,705
Financial Margin with Clients	13,572	20	-	95	13,687
Financial Margin with Market	(988)	-	2,007	-	1,018
Banking Services Fees and Income from Banking Charges	7,362	-	-	(537)	6,825
Results from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,768	24	-	431	2,224
Other Operating Income	145	29	-	(174)	-
Equity in Earnings of Affiliates and Other Investments	217	(28)	-	(188)	-
Non-operating Income	1,139	(1,151)	-	12	-
Loan and Retained Claim Losses Net of Recovery	(4,918)	1,113	-	24	(3,781)
Expenses for Allowance for Loan and Lease Losses	(5,750)	1,113	-	24	(4,614)
Income from Recovery of Loans Written Off as Losses	1,330	-	-	-	1,330
Retained Claims	(497)	-	-	-	(497)
Other Operating Income/(Expenses)	(11,945)	278	(212)	245	(11,633)
Non-interest Expenses	(10,636)	278	-	245	(10,113)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,027)	-	(212)	-	(1,239)
Selling Expenses from Insurance	(281)	-	-	-	(281)
Income before Tax and Profit Sharing	6,351	285	1,795	(91)	8,340
Income Tax and Social Contribution	(674)	(144)	(1,795)	18	(2,595)
Profit Sharing	(73)	-	-	73	-
Minority Interests	(84)	(1)	-	-	(85)
Net Income	5,520	140	-	-	5,660

Reconciliation between the Accounting and Managerial Statements | 3rd Quarter of 2014

					R$ million
		Non-recurring	Tax Effect of	Managerial
	Accounting	Effects	Hedge	Reclassifications	Managerial
Operating Revenues	21,406	(158)	2,322	(265)	23,305
Managerial Financial Margin	12,044	30	2,322	(27)	14,369
Financial Margin with Clients	13,284	30	-	(27)	13,287
Financial Margin with Market	(1,240)	-	2,322	-	1,083
Banking Services Fees and Income from Banking Charges	7,069	-	-	(511)	6,558
Results from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,806	-	-	572	2,379
Other Operating Income	342	(188)	-	(154)	-
Equity in Earnings of Affiliates and Other Investments	142	-	-	(142)	-
Non-operating Income	3	-	-	(3)	-
Loan and Retained Claim Losses Net of Recovery	(3,966)	70	-	(6)	(3,902)
Expenses for Allowance for Loan and Lease Losses	(4,805)	70	-	(6)	(4,741)
Income from Recovery of Loans Written Off as Losses	1,397	-	-	-	1,397
Retained Claims	(559)	-	-	-	(559)
Other Operating Income/(Expenses)	(11,383)	127	(246)	210	(11,292)
Non-interest Expenses	(10,091)	127	-	210	(9,753)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,008)	-	(246)	-	(1,254)
Selling Expenses from Insurance	(284)	-	-	-	(284)
Income before Tax and Profit Sharing	6,057	39	2,076	(61)	8,112
Income Tax and Social Contribution	(526)	19	(2,076)	12	(2,571)
Profit Sharing	(49)	-	-	49	-
Minority Interests	(79)	(5)	-	-	(84)
Net Income	5,404	53	-	-	5,457

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 7

Executive Summary

We present below the income statement from the standpoint that highlights Operating Revenues, which are composed of the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

						R$ million
						Variation
	4Q14	3Q14	4Q13	2014	2013	4Q14 - 3Q14		4Q14 - 4Q13		2014 - 2013
Operating Revenues	23,754	23,305	20,880	89,840	78,475	449	1.9%	2,874	13.8%	11,365	14.5%
Managerial Financial Margin	14,705	14,369	12,703	55,155	47,637	336	2.3%	2,002	15.8%	7,518	15.8%
Financial Margin with Clients	13,687	13,287	11,964	51,560	45,694	400	3.0%	1,723	14.4%	5,866	12.8%
Financial Margin with Market	1,018	1,083	739	3,595	1,944	(64)	-5.9%	279	37.8%	1,652	85.0%
Banking Services Fees and Income from Banking Charges	6,825	6,558	6,036	25,777	22,148	267	4.1%	788	13.1%	3,630	16.4%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,224	2,379	2,141	8,908	8,691	(154)	-6.5%	83	3.9%	217	2.5%
Loan and Retained Claim Losses Net of Recovery	(3,781)	(3,902)	(3,271)	(15,045)	(15,610)	121	-3.1%	(510)	15.6%	565	-3.6%
Expenses for Allowance for Loan and Lease Losses	(4,614)	(4,741)	(4,191)	(18,071)	(18,579)	127	-2.7%	(422)	10.1%	508	-2.7%
Income from Recovery of Loans Written Off as Losses	1,330	1,397	1,399	5,049	5,045	(68)	-4.8%	(70)	-5.0%	4	0.1%
Retained Claims	(497)	(559)	(479)	(2,023)	(2,075)	61	-11.0%	(18)	3.8%	52	-2.5%
Operating Margin	19,973	19,403	17,609	74,795	62,865	569	2.9%	2,364	13.4%	11,929	19.0%
Other Operating Income/(Expenses)	(11,633)	(11,292)	(10,748)	(44,439)	(40,271)	(342)	3.0%	(885)	8.2%	(4,168)	10.4%
Non-interest Expenses	(10,113)	(9,753)	(9,358)	(38,483)	(34,966)	(360)	3.7%	(755)	8.1%	(3,516)	10.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,239)	(1,254)	(1,124)	(4,856)	(4,283)	15	-1.2%	(115)	10.3%	(572)	13.4%
Selling Expenses From Insurance	(281)	(284)	(267)	(1,100)	(1,021)	3	-1.1%	(14)	5.4%	(79)	7.8%
Income before Tax and Minority Interests	8,340	8,112	6,861	30,356	22,595	228	2.8%	1,479	21.6%	7,761	34.3%
Income Tax and Social Contribution	(2,595)	(2,571)	(2,139)	(9,427)	(6,623)	(24)	0.9%	(456)	21.3%	(2,804)	42.3%
Minority Interests in Subsidiaries	(85)	(84)	(42)	(311)	(136)	(1)	-	(43)	-	(175)	-
Recurring Net Income	5,660	5,457	4,680	20,619	15,836	203	3.7%	980	20.9%	4,783	30.2%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

						R$ million
						Variation
	4Q14	3Q14	4Q13	2014	2013	4Q14 - 3Q14		4Q14 - 4Q13		2014 - 2013
Managerial Financial Margin	14,705	14,369	12,703	55,155	47,637	336	2.3%	2,002	15.8%	7,518	15.8%
Financial Margin with Clients	13,687	13,287	11,964	51,560	45,694	400	3.0%	1,723	14.4%	5,866	12.8%
Financial Margin with Market	1,018	1,083	739	3,595	1,944	(64)	-5.9%	279	37.8%	1,652	85.0%
Results from Loan and Lease Losses	(3,284)	(3,343)	(2,792)	(13,023)	(13,535)	59	-1.8%	(492)	17.6%	512	-3.8%
Expenses for Allowance for Loan and Lease Losses	(4,614)	(4,741)	(4,191)	(18,071)	(18,579)	127	-2.7%	(422)	10.1%	508	-2.7%
Income from Recovery of Loans Written Off as Losses	1,330	1,397	1,399	5,049	5,045	(68)	-4.8%	(70)	-5.0%	4	0.1%
Net Result from Financial Operations	11,421	11,026	9,911	42,133	34,103	395	3.6%	1,510	15.2%	8,030	23.5%
Other Operating Income/(Expenses)	(3,082)	(2,914)	(3,050)	(11,777)	(11,508)	(167)	5.7%	(31)	1.0%	(269)	2.3%
Banking Services Fees and Income from Banking Charges	6,825	6,558	6,036	25,777	22,148	267	4.1%	788	13.1%	3,630	16.4%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,446	1,536	1,395	5,785	5,594	(90)	-5.8%	51	3.6%	190	3.4%
Non-interest Expenses	(10,113)	(9,753)	(9,358)	(38,483)	(34,966)	(360)	3.7%	(755)	8.1%	(3,516)	10.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,239)	(1,254)	(1,124)	(4,856)	(4,283)	15	-1.2%	(115)	10.3%	(572)	13.4%
Income before Tax and Minority Interests	8,340	8,112	6,861	30,356	22,595	228	2.8%	1,479	21.6%	7,761	34.3%
Income Tax and Social Contribution	(2,595)	(2,571)	(2,139)	(9,427)	(6,623)	(24)	0.9%	(456)	21.3%	(2,804)	42.3%
Minority Interests in Subsidiaries	(85)	(84)	(42)	(311)	(136)	(1)	-	(43)	-	(175)	-
Recurring Net Income	5,660	5,457	4,680	20,619	15,836	203	3.7%	980	20.9%	4,783	30.2%

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 8

Executive Summary

Net Income

The recurring net income for the fourth quarter of 2014 amounted to R$5,660 million, representing an increase of 3.7% from the previous quarter and a 20.9% increase from the same period of the previous year.

The increase in net income for the fourth quarter of 2014 when compared to the previous quarter is mainly due to increases of 3.0% in the financial margin with clients and of 4.1% in banking service fees and to a decrease of 1.8% in the result from loan losses. These improvements were partially offset by the increase of 3.7% in non-interest expenses.

In 2014, recurring net income totaled R$20,619 million, an increase of 30.2% from the previous year.

Return on Average Equity

The annualized recurring return on average equity remained at 24.7% in the fourth quarter of 2014. On December 31, 2014, stockholders’ equity totaled R$95.8 billion, a 5.6% increase when compared to the previous quarter and an 18.3% increase from the previous year.

The recurring return on average assets reached 1.9% in the fourth quarter of 2014.

Operating Revenues

In the fourth quarter of 2014, operating revenues, which represent revenues from banking and insurance, pension plan and premium bonds operations, totaled R$23,754 million, an increase of 1.9% from the previous quarter and of 13.8% from the same period of the previous year.

The main components of operating revenues and other items of the income statement are presented below.

Managerial Financial Margin

The managerial financial margin for the fourth quarter of 2014 totaled R$14,705 million, an increase of R$336 million when compared to the third quarter of 2014, mainly due to the increase in our financial margin with clients by R$400 million, which was driven by the growth of interest-rate sensitive operations and by a R$64 million decrease in our financial margin with market when compared to the previous quarter.

Our managerial financial margin increased R$7,518 million when compared to 2013. This growth is due to the increase of R$5,866 million in the financial margin with clients and the increase of R$1,652 million in the financial margin with the market.

Managerial Financial Margin of Credit, net of the Allowance from Loan Losses

Our financial margin of credit, net of expenses for allowance for loan losses and recovery of credits, increased 4.7% from the third quarter of 2014 and 12.0% when compared to the fourth quarter of 2013. The ratio of expenses for allowance for loan losses, net of recovery, to the financial margin of credit reached 28.6%, an increase of 100 basis points when compared to the same quarter of the previous year.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 9

Executive Summary

Banking Services Fees and Income from Banking Charges

Banking service fees, including income from banking charges, increased R$267 million (4.1%) when compared to the previous quarter, totaling R$6,825 million, and increased R$3,630 million (16.4%) when compared to the previous year. Excluding the effect of the acquisition of Credicard and including the result of insurance operations, the annual increase was 10.7%.

Result from Insurance, Pension Plan and Premium Bonds

In the fourth quarter of 2014, the result from insurance, pension plan and premium bonds operations reached R$1,446 million, a decrease of R$90 million from the third quarter of 2014 and an increase of R$51 million from the fourth quarter of 2013. The loss ratio from core activities reached 29.0% this quarter.

Result from Loan Losses, Net of Recovery

The result from loan losses, net of recovery, decreased 1.8% when compared to the previous quarter, totaling R$3,284 million in the quarter. This improvement was mainly driven by the decrease of 2.7% (R$127 million) in expenses for the allowance for loan losses.

In 2014, the result from loan losses, net of recovery, dropped 3.8%, or R$512 million, when compared to 2013 mainly due to the decrease of 2.7% (R$508 million) in expenses for the allowance for loan losses.

Non-Interest Expenses

Non-interest expenses increased 3.7% in the fourth quarter of 2014 and the ratio of these expenses to average assets was stable when compared to the previous quarter. Personnel expenses increased R$74 million, whereas administrative expenses were up R$126 million in the fourth quarter when compared to the previous quarter. In 2014, non-interest expenses increased R$3,516 million (10.1%). Excluding Credicard’s expenses, the increase from the previous year would have been 7.0%.

Risk-Adjusted Efficiency Ratio (*) and Efficiency Ratio

In the fourth quarter of 2014, the risk-adjusted efficiency ratio in the full concept (which includes all expenses as well as claims and expenses for allowance for loan losses), reached 63.0%, a decrease of 20 basis points when compared to the previous quarter, due to the increase in operating revenues, and to the decrease in expenses for the allowance for loan losses and in insurance claims, in spite of the increase in non-interest expenses. In the 12-month period, the risk-adjusted efficiency ratio reached 64.3%.

In the fourth quarter of 2014, the efficiency ratio, in the criteria that includes all expenses except for the expenses for the allowance for loan losses and insurance claims, reached 46.2%, an increase of 70 basis points when compared to the previous quarter. In the 12-month period, the efficiency ratio reached 46.6%, a decrease of 60 basis points from the previous quarter and of 190 basis points from the same period of the previous year.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 10

Executive Summary

Balance Sheet | Assets

				R$ million
				Variation
				Dec 31,14 -	Dec 31,14 -
	Dec 31,14	Sep 30,14	Dec 31,13	Sep 30,14	Dec 31,13

Current and Long-term Assets	1,188,779	1,139,030	1,088,131	4.4%	9.2%
Cash and Cash Equivalents	17,527	16,636	16,576	5.4%	5.7%
Short-term Interbank Investments	229,828	217,538	159,653	5.6%	44.0%
Securities and Derivative Financial Instruments	299,627	283,108	297,334	5.8%	0.8%
Interbank and Interbranch Accounts	63,810	68,044	78,100	-6.2%	-18.3%
Loan, Lease and Other Loan Operations	451,760	428,832	412,235	5.3%	9.6%
(Allowance for Loan Losses)	(26,948)	(25,258)	(26,371)	6.7%	2.2%
Other Assets	153,175	150,130	150,604	2.0%	1.7%
Foreign Exchange Portfolio	42,392	41,047	46,049	3.3%	-7.9%
Other	110,782	109,083	104,556	1.6%	6.0%
Permanent Assets	19,923	18,527	17,591	7.5%	13.3%
Investments	3,526	3,434	3,439	2.7%	2.5%
Fixed and Operating Lease Assets	7,561	7,412	6,511	2.0%	16.1%
Intangible Assets and Goodwill	8,836	7,681	7,641	15.0%	15.6%
Total Assets	1,208,702	1,157,557	1,105,721	4.4%	9.3%

On December 31, 2014, our assets totaled R$1.21 trillion, an increase of 4.4% (R$51.1 billion) when compared to the previous quarter. The main changes are presented below:

When compared to the previous year, the increase of 9.3% (R$103.0 billion) mainly results from the growth in the loan portfolio and short-term interbank investments, as presented in the table below:

Balance Sheet | Liabilities and Equity

				R$ million
				Variation
				Dec 31,14 -	Dec 31,14 -
	Dec 31,14	Sep 30,14	Dec 31,13	Sep 30,14	Dec 31,13

Current and Long-Term Liabilities	1,109,017	1,063,139	1,021,668	4.3%	8.5%
Deposits	294,773	280,975	274,383	4.9%	7.4%
Demand Deposits	48,733	44,596	42,891	9.3%	13.6%
Savings Deposits	118,449	113,676	106,166	4.2%	11.6%
Interbank Deposits	19,125	3,642	8,194	425.2%	133.4%
Time Deposits	108,465	119,062	117,131	-8.9%	-7.4%
Deposits Received under Securities Repurchase Agreements	325,013	304,024	292,179	6.9%	11.2%
Fund from Acceptances and Issue of Securities	47,750	47,089	46,256	1.4%	3.2%
Interbank and Interbranch Accounts	5,260	9,606	5,117	-45.2%	2.8%
Borrowings and Onlendings	88,776	81,659	76,653	8.7%	15.8%
Derivative Financial Instruments	17,394	16,203	11,420	7.4%	52.3%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	112,675	112,973	102,060	-0.3%	10.4%
Other Liabilities	217,374	210,609	213,598	3.2%	1.8%
Subordinated Debt	54,569	54,472	55,639	0.2%	-1.9%
Foreign Exchange Portfolio	43,176	41,855	46,308	3.2%	-6.8%
Other	119,629	114,283	111,651	4.7%	7.1%
Deferred Income	1,423	1,318	1,125	7.9%	26.4%
Minority Interest in Subsidiaries	2,415	2,324	1,903	3.9%	26.9%
Stockholders' Equity	95,848	90,776	81,024	5.6%	18.3%
Total Liabilities and Equity	1,208,702	1,157,557	1,105,721	4.4%	9.3%

The main changes in liabilities on December 31, 2014 when compared to the previous quarter are presented in the chart below:

When compared to the previous year, the main changes are as follows:

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 11

Executive Summary

Loan Portfolio with Endorsements and Sureties

On December 31, 2014, our total loan portfolio (including sureties, endorsements and private securities) reached R$559,694 million, increasing 4.4% when compared to the third quarter of 2014 and 9.8% when compared to the same period of the previous year. Excluding the effect of the foreign exchange variation, the growth of our loan portfolio would have been 2.7% in the quarter and 8.0% in the 12-month period.

In the individuals segment, the highlight was the growth of the low-risk loan portfolios: payroll loans, which increased 11.2% in the quarter and 79.5% in the 12-month period, and mortgage loans, which increased 4.8% in the quarter, and 19.4% in the 12-month period.

The companies segment, without considering private securities, grew 3.3% in the quarter and 7.2% in the 12-month period. Corporate loans increased 4.0% when compared to the previous quarter and 11.1% in the past 12 months, whereas the very small, small and middle market companies portfolio grew 1.6% in the fourth quarter of 2014 and dropped 1.6% in the 12-month period.

Considering private security operations, the companies segment recorded a 3.4% increase when compared to the third quarter of 2014 and 9.1% in the 12-month period. Excluding the effect of the foreign exchange variation, the growth of this portfolio, including private securities, would have been 1.6% when compared to the third quarter of 2014 and 6.1% year-on-year.

The balance of our operations in Latin America grew 11.9% and reached R$43,942 million. In 12 months, the growth was 12.4%. Excluding the effect of the foreign exchange variation, the growth of this portfolio would have been 4.3% when compared to the third quarter of 2014 and 13.5% in 12 months.

The balance of endorsements and sureties reached R$73,759 million on December 31, 2014, a drop of 1.0% when compared to the third quarter of 2014 and an increase of 3.7% in the past 12 months, mainly due to change in the corporate portfolio, which dropped 1.4% from the previous quarter and increased 4.3% from the same period of the previous year.

				Variation
				Dec 31,14 –	Dec 31,14 –
	Dec 31,14	Sep 30,14	Dec 31,13	Sep 30,14	Dec 31,13

Individuals	186,212	178,280	168,714	4.4%	10.4%
Credit Card Loans	59,321	54,265	54,234	9.3%	9.4%
Personal Loans	28,541	28,690	27,373	-0.5%	4.3%
Payroll Loans (1)	40,525	36,436	22,578	11.2%	79.5%
Vehicle Loans	28,927	31,323	40,319	-7.6%	-28.3%
Mortgage Loans (2)	28,898	27,566	24,209	4.8%	19.4%
Companies	295,366	285,813	275,594	3.3%	7.2%
Corporate Loans	211,241	203,042	190,140	4.0%	11.1%
Very Small, Small and Middle Market Loans (3)	84,125	82,771	85,454	1.6%	-1.6%
Latin America (4)	43,942	39,252	39,088	11.9%	12.4%
Total with Endorsements and Sureties	525,519	503,345	483,397	4.4%	8.7%
Corporate - Private Securities (5)	34,175	32,942	26,482	3.7%	29.0%
Total with Endorsements, Sureties and Private Securities	559,694	536,287	509,879	4.4%	9.8%
Total with Endorsements, Sureties and Private Securities (6) (ex-foreign exchange variation rate)	559,694	544,823	518,080	2.7%	8.0%

Endorsements and Sureties	73,759	74,514	71,162	-1.0%	3.7%
Individuals	552	531	514	4.0%	7.4%
Corporate	66,727	67,677	63,960	-1.4%	4.3%
Very Small, Small and Middle Market	4,213	4,117	3,853	2.3%	9.4%
Latin America (4)	2,267	2,189	2,834	3.6%	-20.0%

(1) Includes operations originated by the institution and acquired operations. (2) The table does not include co-obligation in mortgage loan assignments in the amount of R$200.7 million in 4Q11. (3) Includes Rural Loans to Individuals. (4) Includes Argentina, Chile, Colombia, Paraguay and Uruguay. (5) Includes Debentures, CRI and Commercial Paper. (6) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For more details, please refer to page 33.

Loan Portfolio – Currency Breakdown

On December 31, 2014, R$116.5 billion of our total credit assets were denominated in or indexed to foreign currencies and grew 9.0% in the quarter mainly due to the depreciation of the Brazilian real in relation to the U.S. dollar and the currencies of other Latin American countries.

NPL Ratio (90 days overdue)

The NPL ratio for operations that are overdue for more than 90 days (NPL 90) decreased 10 basis points when compared to the previous quarter and 60 basis points when compared to December 2013, and reached, once again, the lowest level since the merger of Itaú and Unibanco in November 2008.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 12

Executive Summary

2014 Outlook

The table below presents the results for 2014 compared with our expectations previously disclosed:

	2014 Outlook *	Actual

Total Loan Portfolio	Growth of 10.0% to 13.0% [1]	9.8%
		ex-Exchange Rate Variation 8.0%

Loan Loss Provision Expenses net of Recoveries	Between R$ 13 billion and R$ 15 billion	R$ 13 billion

Service Fees and Result from Insurance [2]	Growth of 12% to 14%	13.8%

Non-Interest Expenses	Growth of 10.5% to 12.5%	10.1%
	(between 5.5% and 7.5%, if measured ex-Credicard)	ex-Credicard 7.0%

Efficiency Ratio	Improvement of 50 to 175 bps	Improvement of 190 bps

(*) Does not consider the effect of the CorpBanca’s transaction, which is subject to regulatory approvals.

(1) As announced on October 13, 2014, loan portfolio growth was expected to remain below the low end of the range (10% - 13%), at approximately 8%;

(2) Service Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Selling Expenses for Insurance, Pension Plan and Premium Bonds.

2015 Outlook

2015 Outlook *

Total Loan Portfolio [1]	Growth of 6.0% to 9.0%

Managerial Financial Margin [2]	Growth of 10.0% to 14.0%

Loan Loss Provision Expenses net of Recoveries	Between R$ 13 billion and R$ 15 billion

Service Fees and Result from Insurance [3]	Growth of 9.0% to 11.0%

Non-Interest Expenses	Growth of 6.5% to 8.5%

(*) Does not consider the effect of the CorpBanca’s transaction, which is subject to regulatory approvals.

(1) Includes endorsements, sureties and private securities;

(2) Includes Financial Margin with Clients and Financial Margin with Market;

(3) Service Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Selling Expenses for Insurance, Pension Plan and Premium Bonds.

Although the growth plans and projections of results presented above are based on assumptions of management and information available in the market to date, these expectations involve inaccuracies and risks that are diffcult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures over products, prices and changes in tax legislation, among others.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 13

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Management Discussion & Analysis	Itaú Unibanco Holding S.A. 14

Income Statement Analysis

Managerial Financial Margin

The managerial financial margin for the fourth quarter of 2014 totaled R$14,705 million, an increase of R$336 million, or 2.3%, from the previous quarter.

Over the last 12 months, the managerial financial margin totaled

R$55,155 million, an increase of R$7,518 million, or 15.8%, when compared to 2013.

The main drivers of these variations are presented below:

R$ million					Variation
	4Q14	3Q14	2014	2013	4Q14-3Q14		2014-2013
Financial Margin with Clients	13,687	13,287	51,560	45,694	400	3.0%	5,866	12.8%
Interest Rate-Sensitive	1,970	1,671	6,424	4,782	299	17.9%	1,642	34.3%
Spread-Sensitive	11,717	11,615	45,136	40,911	102	0.9%	4,224	10.3%
Financial Margin with Market	1,018	1,083	3,595	1,944	(64)	-5.9%	1,652	85.0%
Total	14,705	14,369	55,155	47,637	336	2.3%	7,518	15.8%

Managerial Financial Margin with Clients

The managerial financial margin with clients consists of revenues generated by the use of financial products by our clients, including both account and non-account holders.

In the fourth quarter of 2014, the financial margin with clients totaled R$13,687 million, a 3.0% increase from the previous quarter. This increase, which corresponds to R$400 million, was mainly due to higher interest rate-sensitive operations margin and to higher loan operations volume.

For clarity purposes, we separate the financial margin in two different groups: financial margin of interest rate-sensitive operations, and financial margin of spread-sensitive operations.

Interest Rate-Sensitive Operations

The financial margin of interest rate-sensitive operations totaled R$1,970 million in the fourth quarter of 2014, an increase of 17.9%, or R$299 million, from the previous period, mainly due to a higher balance of operations in Brazilian reais subject to the Brazilian benchmark rate (SELIC) and to a lower balance of operations in U.S. dollars, which consist of investments in U.S. Treasury Bonds.

In 2014, the increase in the SELIC rate positively impacted the financial margin of these operations, which grew R$1,642 million, or 34.3%, when compared to the previous year.

Annualized Rate of Interest Rate-Sensitive Operations

R$ million			Variation
	4Q14	3Q14	4Q14-3Q14
Average Balance	76,544	71,082	5,462	7.7%
Financial Margin	1,970	1,671	299	17.9%
Annualized Rate	10.2%	9.3%		90	bps
Average SELIC - Annualized Rate	10.9%	10.6%		30	bps

Spread-Sensitive Operations

The financial margin of spread-sensitive operations amounted to R$11,717 million in the fourth quarter of 2014, corresponding to a 0.9%, or R$102 million, increase from the previous quarter.

The credit spread reached 11.0%, a decrease of 20 basis points when compared to the previous quarter. Excluding the effect of the foreign exchange variation, this indicator would have remained steady at 11.2%. The credit spread after provisions reached 7.9% in the quarter, stable when compared to the previous quarter.

The spread of other interest-bearing assets considered in this analysis reached 1.2%, 60 basis points lower than in the previous quarter, mainly due to the early termination of the agreement between Itaú Seguros S.A. and Via Varejo, which took place in the third quarter of 2014. The combined spread of spread-sensitive operations reached 9.6% in the current period.

Annualized Rate of Spread-Sensitive Operations

R$ million			Variation
	4Q14	3Q14	4Q14-3Q14
Average Balance	486,061	490,548	(4,487)	-0.9%
Financial Margin	11,717	11,615	102	0.9%
Annualized Rate	9.6%	9.4%	20	bps

Managerial Financial Margin with Market

The financial margin with the market consists of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

The financial margin with the market in the fourth quarter of 2014 amounted to R$1,018 million, a decrease of R$64 million from the previous quarter, mainly due to lower structural positions result.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 16

Income Statement Analysis

Managerial Financial Margin with Clients

As a result of the previously mentioned changes, the Net Interest Margin – NIM, the annualized rate of managerial financial margin with clients, which excludes the financial margin with market, reached 9.7% in the fourth quarter of 2014, a 30 basis point increase from the previous quarter. The risk-adjusted NIM reached 7.3%, an increase of 30 basis points from the third quarter of 2014.

The Net Interest Margin of Credit after Provisions for Credit Risk reached 7.9% in the fourth quarter of 2014 remaining stable when compared to the previous quarter. Excluding the effect of foreign exchange variation, this indicator would have been 8.0%.

R$ million	4Q14			3Q14			2014
			Average			Average			Average
	Average	Financial	Rate	Average	Financial	Rate	Average	Financial	Rate
	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)

Demand Deposits + Floatings	51,935			50,488			50,911
(-) Reserve Requirements	(20,621)			(20,185)			(19,528)
Contingent Liabilities (-) Deposits in guarantee of Contingent	3,918			3,849			3,842
Tax and Social Security obligations (-) Deposits in guarantee	11,136			12,522			13,193
Working Capital (Equity + Minority Interests - Permanent Assets -	67,910			63,240			62,236
Capital Allocated to Treasury)
(-) Tax Credits	(37,734)			(38,832)			(39,235)
Interest Rate Sensitive Margin with Clients - Brazil and Abroad (A)	76,544	1,970	10.2%	71,082	1,671	9.3%	71,419	6,424	9.0%

Cash and Cash Equivalents + Interbank Deposits + Securities (*)	69,854			90,968			80,978
Interbank and Interbranch Accounts (**)	3,481			4,897			4,338
Spread-Sensitive Margin with Clients – Other Assets	73,335	225	1.2%	95,864	433	1.8%	85,316	1,223	1.4%
Loans, Leasing and Other Credits	438,341			419,488			420,224
(Allowance for Loan Losses)	(25,616)			(24,804)			(25,187)
Spread-Sensitive Margin with Clients – Credit (B)	412,726	11,492	11.0%	394,683	11,182	11.2%	395,037	43,913	11.1%
Spread-Sensitive Margin with Clients (C)	486,061	11,717	9.6%	490,548	11,615	9.4%	480,353	45,136	9.4%

Net Interest Margin with Clients (D = A+C)	562,604	13,687	9.7%	561,630	13,287	9.4%	551,773	51,560	9.3%
Provision for Loan and Lease Losses (E)		(4,614)			(4,741)			(18,071)
Recovery of Credits Written Off as Losses (F)		1,330			1,397			5,049
Net Interest Margin of Credit after Provision for Credit Risk (G = B+E+F)	412,726	8,208	7.9%	394,683	7,839	7.9%	395,037	30,891	7.8%

Net Interest Margin after Provision for Credit Risk (H=D+E+F)	562,604	10,403	7.3%	561,630	9,943	7.0%	551,773	38,537	7.0%

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments (-) Assets Guaranteeing PGBL/VGBL and Insurance Technical Provisions (-) Operations Sensitive to Variations in Interest Rate; (**) Net of reserve requirements (Central Bank).

Net Interest Margin with Clients and Credit Spreads before and after Provision for Credit Risk

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 17

Income Statement Analysis

Complementary Aspects in Financial Margin with Clients Analysis

Variation in the Composition of Financial Margin with Clients

In order to demonstrate the effect of the changes in our financial margin, we segregated effects from volume of loan operations, mix of products, clients and spread, interest rate and other effects.

In the fourth quarter of 2014, the 3.0% increase in our financial margin with clients was mainly due to the higher margin of interest rate-sensitive operations and to the higher loan balance, that were greater than the negative effect of products, clients and spreads mix.

Loan Portfolio by Origination Period (*)

The chart below shows the evolution of our loan portfolio, excluding sureties and endorsements, by origination period (vintages).

(*) Includes Credicard operations as of the third quarter of 2014.

As we have maintained the policy of greater selectivity in credit origination, the 200 bps increase in origination volume was mainly due to the increase in credit card and working capital portfolios that are seasonally higher in the last quarter of the year and to the higher payroll loan portfolio.

Additionally, given the term profile of our different credit products, new contract vintages have showed similar profiles over the past periods. On December 31, 2014, 62.9% of the loan portfolio were composed of vintages of 2014, 18.1% of 2013, 8.4% of 2012, 5.5 of 2011 and 5.0% of previous years.

Evolution of the Loan Portfolio Mix (excluding endorsements and sureties)

Our loan portfolio mix presented below highlights its major components and their share in the past quarters.

Loan Portfolio Mix – Companies

The proportion of credits to very small and small market companies, which have higher spreads, decreased in relation to credits to middle market and large companies in our loan portfolio mix, which can be seen in the chart below.

Loan Portfolio Mix – Individuals

The evolution of our loan portfolio mix for individuals in the same period shows the growth of the payroll loan and mortgage loan portfolios. The decreased share of the vehicle portfolio in our mix is a result of the nominal balance reduction of this portfolio.

We now present more information about Payroll loans, Mortgage loans and Vehicle Financing.

Payroll Loans

We operate in payroll loan market through two different distribution channels: directly through our own distribution network (branches, CSBs and electronic channels) and through Banco Itaú BMG Consignado S.A., a financial institution controlled by us that is aimed at offering, distributing and marketing payroll loans. This operation started in December 2012 and enables us to expand our business in this segment, under our values and transparency principles, following our good management practices and policies.

Evolution of the Payroll Loan Portfolio and NPL

At the end of December 2014, total payroll loans reached R$40,525 million, a 79.5% (R$17,947 million) increase in twelve months. Main drivers of this growth were the portfolio of loans to retirees and pensioners of the INSS and to public servants, which, together, increased 148% when compared to December 2013.

Payroll loans originated by the branch network totaled R$13,949 million on December 31, 2014, a 21.5% increase in twelve months, whereas payroll loans originated by other channels reached R$26,576 million, an increase of 139.5% when compared to December 31, 2013.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 18

Income Statement Analysis

Evolution of the Payroll Loan Portfolio

Our strategy of higher growth in the INSS Beneficiaries segment, combined with the credit policies adopted, allowed the portfolio growth to be followed by an improvement in delinquency levels over the last quarters.

90-day NPL ratio (Mar -12 = 100) | Total Payroll Loan Portfolio

Note: Comparable to the National Financial System information disclosed by the Brazilian Central Bank.

This increase allowed for a higher share of payroll loans in personal loans, which went from 45.2% in December 2013 to 58.7% in the current period.

Evolution of the Share of Payroll Loans in Personal Loans

Mortgage Loans

Our mortgage portfolio reached R$39,235 million at the end of December 2014. Our portfolio increased 4.1% in the quarter and 14.9% in the past twelve months. The individuals portfolio, totaling R$28,898 million at the end of the fourth quarter, increased 4.8% when compared to the previous quarter and 19.4% in twelve months. At the end of December 2014, the companies portfolio totaled R$10,336 million, increasing 2.1% when compared to the previous quarter and 4.0% in the past twelve months.

Evolution of the Mortgage Portfolio

In the fourth quarter of 2014, the volume of new mortgage loan financing contracts for individuals was R$2,491 million, whereas financing to companies amounted to R$1,763 million, totaling R$4,253 million.

Origination Volume

				R$ million
				Variation
	4Q14	3Q14	4Q13	4Q14- 3Q14	4Q14- 4Q13
Individuals	2,491	2,516	2,805	-1.0%	-11.2
Companies	1,763	1,058	1,776	66.6%	-0.8%
Total	4,253	3,574	4,581	19.0%	-7.1%

Our individual real estate loan portfolio collaterals are under the legal framework of fiduciary lien (alienação fiduciária) and account for 98.8% of the portfolio. Since 2007, we have been using this framework for 100% of our contracts.

Our new financing contracts use the Equal Amortization System, through which decreasing installments lead to faster balance amortization, reducing the loan-to-value ratio (ratio of the amount of the financing to the value of the real estate property) in a faster pace than other amortization systems.

The loan-to-value (LTV) of the portfolio reached 42.4% at the end of December, an increase of 290 basis points when compared to December 2013.

The average quarterly LTV of the originated vintages reached 59.6%, remaining unchanged when compared to the LTV of the vintages originated in the fourth quarter of 2013 and were 40 basis points down from the third quarter of 2014.

In the current period, the 90-day NPL of the vintages originated in June 2014 reached 0.20%, a drop of 4 basis points when compared to the vintages originated in December 2013 and an increase of 9 basis points when compared to June 2013.

NPL over90 (%) | 6 months after origination

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 19

Income Statement Analysis

Vehicle Financing

On December 31, 2014, the portfolio of vehicle financing to individuals amounted to R$28,927 million and to companies, R$5,573 million, totaling R$34,500 million.

This quarter, the average amount of vehicle financing to individuals originated by the branch network, dealerships and car retailers was R$24,300, with an average term of 39 months and average down payment of 43%. Average term remained steady when compared to the previous quarter and the average down payment percentage has slightly increased over the past few quarters.

Average Term and Down Payment - Individuals (*)

(*) As of the fourth quarter of 2013, we included the operations originated at Itaú’ s Branches. The historical information was reprocessed.

New loans granted to individuals through our branches, dealerships and car retailers totaled R$3,108 million, whereas new loans granted to companies totaled R$1,464 million in the fourth quarter of 2014.

The loan-to-value of our vehicle portfolio reached 73.7% at the end of December 2014, keeping the declining trend of the past few quarters.

Loan–to-value (%) | Portfolio (*)

(*) Loans originated by dealerships and car retailers to individuals and companies.

The 90-day NPL of the vintages originated in August 2014 reached 0.14%, down 11 basis points when compared to the vintages originated in August 2013.

NPL over 90 (%) | 4 months after origination

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 20

Income Statement Analysis

Banking Service Fees, Income from Banking Charges and Result from Insurance, Pension Plan and Premium Bonds

						R$ million
						Variation
	4Q14	3Q14	2014	2013	4Q14-3Q14		2014-2013
Asset Management	650	688	2,642	2,474	(38)	-5.5%	169	6.8%
Current Account Services	1,293	1,217	4,876	4,188	77	6.3%	688	16.4%
Credit Operations and Guarantees Provided	799	781	3,033	2,883	18	2.3%	150	5.2%
Collection Services	368	387	1,528	1,430	(19)	-5.0%	98	6.8%
Credit Cards	2,996	2,767	11,046	8,983	230	8.3%	2,063	23.0%
Other	719	719	2,652	2,190	1	0.1%	462	21.1%
Banking Service Fees and Income from Banking	6,825	6,558	25,777	22,148	267	4.1%	3,630	16.4%
Result from Insurance, Pension Plan and Premium Bonds (*)	1,446	1,536	5,785	5,594	(90)	-5.8%	190	3.4%
Total	8,271	8,093	31,562	27,742	177	2.2%	3,820	13.8%
(-) Income and Result from Insurance from Credicard	190	218	841	-	(28)	-12.9%	841	-
Banking Service Fees and Income from Banking	8,081	7,875	30,721	27,742	205	2.6%	2,979	10.7%

(*) Income from Insurance, Pension Plan and Premium Bonds operations (-) Expenses with Claims (-) Selling Expenses with Insurance, Pension Plan and Premium Bonds.

In the fourth quarter of 2014, banking service fees, including income from banking charges, amounted to R$6,825 million, an increase of 4.1% when compared to the previous quarter. In 2014, these revenues increased 16.4% compared to the previous year, mainly due to higher revenues from credit cards and current account services.

These revenues together with the result from insurance, pension plan and premium bonds operations totaled R$8,271 million, an increase of 2.2% from the previous quarter. In 2014, these revenues increased 13.8% when compared to the previous year.

Excluding the impacts from the Credicard acquisition, these revenues, including the result from insurance, pension plan and premium bonds, would have increased 10.7% and 2.6% from the previous year and previous quarter, respectively.

Asset Management

Asset management revenues totaled R$650 million in the fourth quarter of 2014, decreasing 5.5% from the previous quarter, mainly driven by the lower number of business days in the period.

In the last 12-months, these revenues increased 6.8% when compared to the previous year, mainly due to a higher balance of our consortia operations.

Asset Administration

Fund management fees amounted to R$494 million in the fourth quarter of 2014, a decrease of 6.7% from the third quarter, mainly due to the lower number of business days in the period.

Total of assets under administration reached R$669 billion in December 2014, recording an increase of 3.4% from the previous quarter, primarily driven by the higher number of investment funds. When compared to the same period of the previous year, assets under administration increased 6.4%.

According to the ANBIMA ranking, in December 2014 we were second in the fund management and managed portfolio* ranking, with a market share of 19.6%.

* Includes Itaú Unibanco and Intrag funds.

Asset Management(*)

In December 2014, our assets under management reached R$400.6 billion(*), representing a 14.9% market-share. In the last 12 months, total volume of managed assets grew 7.0% mainly driven by fixed income and pension market funds. In addition to a strong local presence, we are present across the globe in the most important financial centers, with strategically located professionals, searching for opportunities and investment solutions appropriate for different investor profiles.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) Management Ranking – December 2014 – Includes Itaú Unibanco and Intrag.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 21

Income Statement Analysis

Consortia Administration Fees

Consortia management fees totaled R$156 million in the fourth quarter of 2014, decreasing 1.7% from the third quarter. In the last 12-months, these fees recorded an increase of 48.9% when compared to the previous year.

In December 2014, we reached approximately 402,000 active contracts, almost unchanged from the previous quarter and 8.0% higher when compared to December 2013.

In December 2014, the installments receivable balance reached R$10.9 million, a 1.9% decrease from September 2014 and an increase of 10.9% from December 2013.

Current Account Services

Revenues from current account services totaled R$1,293 million in the fourth quarter, representing a 6.3% growth compared to the previous quarter.

In 2014, these revenues recorded a growth of 16.4%. The increase in revenues from current account services is mainly due to the offering of differentiated products and services aimed at adding value to the experience of our clients. These products include the differentiated current account service packages for individuals and the convenience and versatility of products offered to companies.

Credit Operations and Guarantees Provided

Revenues from credit operations and guarantees provided totaled R$799 million, an increase of 2.3% from the previous quarter.

In 2014, these revenues increased 5.2% when compared to the previous year, mainly driven by higher volume of sureties.

In the fourth quarter of 2014, the ratio of annual revenues from credit operations to the loan portfolio without endorsement and sureties reached 0.5%.

The ratio of annual revenues from guarantees provided and to the endorsements and sureties portfolio reached 1.6%.

(*) Loan portfolio average balance from two previous quarters.

Collection Services

Revenues from collection services reached R$368 million, decreasing 5.0% from the third quarter of 2014. In 2014, these revenues grew 6.8%.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 22

Income Statement Analysis

Credit Cards

Credit card revenues amounted to R$2,996 million in the fourth quarter of 2014, an increase of 8.3% from the previous quarter, as a result of higher sales and increased volume of transactions in the period, due to year-end sales, the increase in revenues from the rental of equipment, which arose from the increase in the installed equipment base, and the increase in revenues from annual fees.

In 2014, these revenues increased 23.0% when compared to the previous year, mainly impacted by higher revenues from interchange, MDR (Merchant Discount Rate) and annual fees, and by the increase in the number of POS equipment rented in the period, in addition to the effects of the acquisition of Credicard.

The proportion of credit card revenues related to card issuance corresponds to 53.3% of total revenues.

Transaction Volume and Card Accounts | Credit and Debit Cards

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to more than 62.5 million current account holders and non-account holders (in number of accounts). In the fourth quarter of 2014, the volume of transactions amounted to R$90.2 billion, a 22.4% increase from the same period of 2013.

We are the leading player in the Brazilian credit card market through Itaucard, Hipercard, Hiper, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation at the Brazilian market, totaling 36.7 million client accounts, including both account and non-account holders.

In the fourth quarter of 2014, the volume of credit card transactions amounted to R$67.7 billion, which corresponds to an increase of 23.7% from the same period of the previous year.

In the debit card segment, which includes current account holders only, we have 25.9 million accounts. The volume of debit card transactions amounted to R$22.5 billion in the fourth quarter of 2014, an 18.7% increase from the same period of the previous year.

(*)As of first quarter of 2014, we include Credicard Card base.

Acquiring Services

Our merchant acquiring business comprises the process of capturing transactions through the affiliation, management and relationship with commercial establishments through the company REDE.

In the fourth quarter of 2014, the transaction volume totaled R$103.0 billion, an increase of 16.4% from the previous quarter and of 12.5% from the volume recorded in the fourth quarter of 2013.

Transaction Volume | Credit and Debit Cards

In the fourth quarter of 2014, the volume of credit card transactions was R$66.4 billion, representing 64.4% of the total volume of transactions generated by the acquiring services, a 14.7% increase from the third quarter of 2014 and a 13.2% increase from the same period of the previous year.

In addition to the transaction volume mentioned above, we captured more than R$ 1.5 billion in transactions within our retail partners and joint ventures in the fourth quarter of 2014.

In the fourth quarter of 2014, the volume of debit card transactions was R$36.6 billion, representing 35.6% of the total transaction volume, an increase of 19.7% and of 11.2% from the third quarter of 2014 and the same period of the previous year, respectively.

Note: The volume of transactions includes 100% of REDE.

Equipment Base(*)

At the end of the fourth quarter of 2014, our base of active installed equipment reached 1,822,000 units, an increase of 6.0% from the previous quarter and of 17.1% when compared to the fourth quarter of 2013.

As of second quarter of 2013, our equipment base is composed only of REDE’s POS as the unifying process of Hipercard and REDE bases was completed.

(*)100% of the equipment base of REDE is able to capture Hiper brand tracsactions.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 23

Income Statement Analysis

Other

			R$ million
	4Q14	3Q14	4Q14- 3Q14
Foreign Exchange Services	20	24	(4)
Brokerage and Securities Placement	91	107	(16)
Custody Services and Portfolio Management	70	63	8
Economic and Financial Advisory Services	202	194	8
Other Services	336	331	4
Total	719	719	1

We observed a reduction in brokerage income and securities placement.

Securities Services

With four lines of business, the area of Securities Services serves both publicly and closely-held companies, pension funds, asset management and international investors, totaling 2,611 clients in 21 countries. We ended December 2014 with a custody market share of 23.0% and a total of R$971.5 billion in assets under custody, representing an increase of 7.9% from the same period of 2013. Our business lines are:

Local Custody and Fiduciary Administration: we offer custody and accounting services for portfolios, investment, mutual and pension funds, services of fund administration, legal representation, rebalancing fund services and contracting of service providers. At the end of December, we had a total of R$815.4 billion under custody, representing a growth of 11.3% from the same period of 2013.

International Custody: we offer services of custody and representation to investors outside Brazil, custody of ADR programs and depositary services for Brazilian Depositary Receipts (BDR) programs. At the end of December, we had a total of R$156.1 billion under custody, representing a decrease of 6.9% when compared to the same period of 2013.

Corporate Solutions: we offer a number of capital markets solutions, such as the control of stock option programs, bookkeeping of shares, debentures, settlement and custody of promissory notes and bank credit notes. We also work as guarantee agent in operations of Project Finance, Escrow Accounts, and loan and financing contracts. We are leaders in the bookkeeping of shares, providing services to 227 companies listed on the BM&F Bovespa, representing 62.5% of the total, and in the bookkeeping of debentures, acting as bookkeeper of 478 issues from January to December of 2014.

Source: Itaú Unibanco, ANBIMA (Brazilian Financial and Capital Markets Association) and BM&F Bovespa - December/2014.

Result from Insurance, Pension Plan and Premium Bonds

In the fourth quarter of 2014, the result from insurance, pension plan and premium bonds operations totaled R$1,446 million, a 5.8% decrease from the previous quarter, mainly influenced by the sale of the large risks portfolio.

In 2014, this result increased 3.4% when compared to the previous year, mainly due to the increase in earned premiums and decrease in claims expenses.

In the fourth quarter of 2014, the technical provisions for insurance, pension plan and premium bonds totaled R$112.7 billion, a 0.3% decrease from the previous quarter.

(*) Income from Insurance, Pension Plan and Premium Bonds operations (-) Expenses for Claims (-) Selling Expenses for Insurance, Pension Plan and Premium Bonds.

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plan and Premium Bonds

In the fourth quarter of 2014, the ratio between total banking service fees and income from bank charges and the result from insurance, pension plan and premium bonds operations divided by operating revenues – which includes, in addition to these revenues, the managerial financial margin and other operating revenues – reached 34.8%.

The operational coverage ratio, which represents the extent to which non-interest expenses were covered by banking service fees and income from banking charges, added to the result from insurance, pension plan and premium bonds, reached 81.8% in this quarter, a decrease of 120 basis points compared to the previous quarter.

The chart below illustrates the quarterly historical data of banking service fees, including the result from insurance, pension plan and premium bonds operations and its relation with our operating revenues.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 24

Income Statement Analysis

Result from Loan and Lease Losses

					R$ million
					Variation
	4Q14	3Q14	2014	2013	4Q14-3Q14		2014-2013
Expenses for Provision for Loan and Lease Losses	(4,614)	(4,741)	(18,071)	(18,579)	127	-2.7%	508	-2.7%
Income from Recovery of Loans Written Off as Losses	1,330	1,397	5,049	5,045	(68)	-4.8%	4	0.1%
Result from Loan and Lease Losses	(3,284)	(3,343)	(13,023)	(13,535)	59	-1.8%	512	-3.8%

The result from loan losses, net of credit recovery, totaled R$3,284 million in the fourth quarter of 2014, a decrease of 1.8% when compared to the previous quarter, mainly due to lower expenses for allowance for loan losses, which totaled R$4,614 million in the period, a reduction of 2.7% in the quarter. Income from the recovery of loans written off as losses totaled R$1,330 million, down 4.8% from the previous quarter.

In 2014, the result from loan losses showed a reduction of 3.8% mainly due to the lower expenses for allowance for loan losses driven by the improvement of our portfolio credit profile in addition to the growth of the income from the recovery of loans written off as losses.

Allowance for Loan Losses and Loan Portfolio

In December 2014, the balance of the loan portfolio without endorsements and sureties increased R$22,929 million (5.3%) when compared to September 2014, totaling R$451,760 million, mainly impacted by the increase in the credit card, payroll loan and corporate portfolios.

The balance of the allowance for loan losses increased R$1,690 million (6.7%) in the quarter, reaching R$26,948 million.

There was the recognition of R$ 1,113 million in additional allowance to the minimum required by Resolution No. 2,682/99 of the National Monetary Council, totaling R$6,330 million at the end of the fourth quarter of 2014, in view of lower economic growth scenario that could affect specific economic sectors.

This balance includes the provisions recognized for endorsements and sureties, which totaled R$231 million at the end of the fourth quarter of 2014.

Expenses for Provision for Loan and Lease Losses

(*) Average balance of the Loan Portfolio of the two previous quarters.

The ratio of expenses for allowance for loan losses to the loan portfolio reached 4.2% in the fourth quarter of 2014, a decrease of 30 basis points when compared to the previous quarter.

The ratio of the result from loan losses to the loan portfolio reached 3.0% this quarter, a decrease of 20 basis points when compared to the previous quarter.

Non–Performing Loans

Delinquency Ratios and Non Performing Loans

(*) Overdue loans are loan operations having at least one installment more than 14 days overdue, irrespective of collateral provided.

The overdue loan portfolio increased 1.1% from the previous quarter. When compared to the same period of the previous year, overdue loans decreased over R$1.9 billion (7.2%).

The coverage ratio, the ratio of the allowance for loan losses to the total overdue loan portfolio to the balance, reached 111%, an increase of 600 basis points when compared to the previous quarter.

The portfolio of credits overdue for more than 90 days increased 0.3% from the previous quarter and decreased 7.6% when compared to the same period of the previous year.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 25

Income Statement Analysis

NPL Ratio | over 90 days

The NPL ratio of credits overdue for more than 90 days (NPL-90) decreased 10 and 60 basis points from the previous quarter and the fourth quarter of 2013, respectively, reaching 3.1% of our loan portfolio in the period. Once again, this ratio reached the lowest level since the merger of Itaú and Unibanco, mainly due to the change in the credit profile of our portfolio.

The reduction of the ratio was due to the decrease of 30 and 110 basis points for individuals when compared to the previous quarter and to the same period of the previous year, respectively. If we excluded the impact of the foreign exchange variation on the loan portfolio in the period, the 90-day NPL for individuals would have dropped 20 basis points when compared with the previous quarter.

For companies this ratio remained steady when compared to the previous quarter due to the decrease in its level for very small, small and middle market companies, offset by the increased level for large companies, which was influenced by specific groups. The foreign exchange variation in the period did not significantly affect the ratio for companies.

NPL Ratio | 15 to 90 days

Short-term delinquency, measured based on the balance of the operations that are overdue from 15 to 90 days, has remained at the lowest level since the merger of Itaú and Unibanco. In December 2014, this ratio decreased 10 basis points from the previous quarter. The reduction of the ratio was due to the decrease of 40 basis points for individuals, which was partially offset by an increase of 20 basis points in the ratio for companies.

If we excluded the impact of the foreign exchange variation on the loan portfolio in the period, the short-term delinquency ratio for individuals would have decreased 30 basis points when compared to the previous quarter. The ratio for companies, however, was not significantly affected by the foreign exchange variation.

In the 12-month period, the short-term delinquency ratio decreased 50 basis points, mainly due to the decrease of 90 basis points in the individuals ratio.

NPL Ratio by Activity

For companies, the NPL ratio of credits overdue for more than 90 days reached 1.8% in the fourth quarter of 2014 and the ratios for industry and commerce, services and the primary sectors reached 2.1%, 1.6% and 1.2%, respectively. For further information on the NPL Ratios by Activity please refer to the Risk Management Report required by Circular No. 3,678 of the Brazilian Central Bank of October 31, 2013, which is available in our Investor Relations website.

	R$ million
	Dec 31,14
		NPL Ratio |	NPL Ratio | 90
	Credit Portfolio	15 to 90 days	days

Public Sector	4,390	-	-
Private sector	447,371	2.5%	3.1%
Companies	241,947	1.5%	1.8%
Industry and Commerce	116,506	1.1%	2.1%
Services	99,855	2.0%	1.6%
Primary Sector	23,345	1.4%	1.2%
Other	2,242	0.6%	0.5%
Individuals	205,423	3.8%	4.7%
Total	451,760	2.5%	3.1%

Coverage Ratio | 90 days

Note: The coverage ratio is derived from the division of the allowance for loans and lease losses balance by the balance of operations more than 90 days overdue.

The 90-day coverage ratio reached 193% in December 2014, an increase of 120 basis points from the previous quarter. If we exclude the effect of the additional provision (R$1,113 million) recognize in December 2014, the coverage ratio would have increased 400 basis points to 185%.

Loan Portfolio Write-Offs

(1) Loan portfolio average balance from two previous quarters.

Write-offs from the loan portfolio totaled R$4,060 million in the fourth quarter of 2014, a decrease of R$33 million when compared to the previous quarter, mainly due to the vehicle portfolio. When compared to the same period of the previous year, write-offs decreased R$749 million due to the improvement of the quality of the new vintage portfolio.

The ratio of written-off operations to the average balance of the loan portfolio reached 0.9% in the fourth quarter of 2014, a decrease of 10 basis points when compared to the previous quarter.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 26

Income Statement Analysis

Recovery of Loans

Income from the recovery of loans written off as losses decreased R$68 million (4.8%) when compared to the previous quarter.

Loan Portfolio by Risk Level

Our credit risk management is aimed at maintaining the quality of the loan portfolio at appropriate levels for each market segment in which we operate. The increase in the concentration of credits rated "AA" to "C" in the period demonstrates the adequacy and consistency of the origination policy and the quality of the guarantees obtained in our operations.

In the fourth quarter of 2014, the portfolio rated “A” increased due to the change in the mix of our loan portfolio following the acquisition of BMG’s payroll loan portfolio, which has a large concentration of “A” rated loans.

As a result of our strategy to focus on operations with lower risk and larger volume of guarantees, as of the second quarter of 2013 we improved the guarantee control system (vehicles, mortgage loans, financial investments, among others) to capture the updated market value for each of these individual operations. As a consequence, operations with guarantees, where the updated amount of which exceeds the debt balance, are now classified at better risk levels. On the other hand, operations with guarantees where the updated amount is insufficient to mitigate the entire risk are now classified at worse risk levels.

Evolution of Loan Portfolio by Risk Level

On December 31, 2014, the share of loans to individuals rated “AA” to “C” in the total portfolio was 92.7%, an increase of 20 basis points when compared to the previous quarter.

Note: Excluding endorsements and sureties.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 27

Income Statement Analysis

Non-interest Expenses

					R$ million
					Variation
	4Q14	3Q14	2014	2013	4Q14 – 3Q14		2014 – 2013
Personnel Expenses	(4,426)	(4,352)	(16,885)	(15,520)	(74)	1.7%	(1,365)	8.8%
Administrative Expenses	(4,253)	(4,127)	(16,211)	(14,680)	(126)	3.1%	(1,530)	10.4%
Operating Expenses	(1,273)	(1,162)	(4,885)	(4,339)	(110)	9.5%	(546)	12.6%
Other Tax Expenses (*)	(162)	(112)	(502)	(427)	(49)	43.8%	(75)	17.6%
Total	(10,113)	(9,753)	(38,483)	(34,966)	(360)	3.7%	(3,516)	10.1%
( - ) Credicard Expenses	(277)	(294)	(1,082)	-	17	-5.7%	(1,082)	-
Total Expenses excluding Credicard	(9,836)	(9,459)	(37,400)	(34,966)	(377)	4.0%	(2,434)	7.0%

(*) Does not include ISS, PIS and Cofins.

Non-interest expenses totaled R$10,113 million in the fourth quarter of 2014, increasing 3.7%, or R$360 million from the third quarter of 2014. Additionally, in the fourth quarter 2014, we reclassified some administrative and operational expenses with immaterial effect to our total non-interest expenses.

In 2014, non-interest expenses reached R$38,483 million, which represented an increase of 10.1% when compared to the previous year. Excluding Credicard expenses, the increase in total expenses would have been 7.0% in the period.

Personnel Expenses

			R$ million
	4Q14	3Q14	Variation
Compensation, Charges and Social Benefits	(3,050)	(2,959)	(90)
Profit Sharing (*)	(922)	(918)	(4)
Employee Terminations and Labor Claims	(396)	(430)	34
Training	(58)	(45)	(14)
Total	(4,426)	(4,352)	(74)

(*) Includes variable compensation and stock option plans.

Personnel expenses totaled R$4,426 million in the fourth quarter of 2014, a 1.7% increase from the previous quarter. This increase was primarily driven by the union labor agreement, which increased our compensation expenses, charges and social benefits expenses, as well by training expenses in the period. These increases were partially offset by the R$34 million decrease in expenses with terminations and labor claims.

Number of Employees

The total number of employees decreased from 94,164 in September 2014 to 93,175 in December 2014.

Note: For companies under the control of Itaú Unibanco, 100% of the total number of employees is considered. No employee is considered for companies not controlled by Itaú Unibanco.

Administrative Expenses

			R$ million
	4Q14	3Q14	Variation
Third-Party Services	(1,242)	(967)	(275)
Data Processing and Telecommunications	(974)	(1,018)	43
Facilities	(604)	(635)	31
Depreciation and Amortization	(530)	(525)	(5)
Advertising, Promotions and Publications	(242)	(244)	2
Security	(161)	(157)	(4)
Financial System Services	(110)	(144)	35
Transportation	(113)	(108)	(5)
Materials	(97)	(92)	(5)
Travel	(59)	(50)	(9)
Other	(121)	(187)	66
Total	(4,253)	(4,127)	(126)

Administrative expenses were R$4,253 million in the fourth quarter, up 3.1% when compared to the third quarter of 2014, mainly driven by the higher expenses with third-party services.

In the fourth quarter 2014, we reclassified expenses mainly impacting third-party service lines, data processing and telecommunications and facilities.

Operating Expenses

			R$ million
	4Q14	3Q14	Variation
Provision for Contingencies	(386)	(367)	(19)
Selling - Credit Cards	(594)	(399)	(194)
Claims	(45)	(86)	42
Other	(249)	(310)	62
Total	(1,273)	(1,162)	(110)

Total operating expenses increased 9.5% during the fourth quarter from the third quarter of 2014, mainly due to higher credit card selling expenses.

In the fourth quarter 2014, we reclassified expenses mainly impacting credit card selling, claims and other expenses.

Other Tax Expenses (*)

Other tax expenses totaled R$162 million in the fourth quarter of 2013, an increase of R$49 million compared to the third quarter of 2014.

These expenses increased R$75 million in 2014 when compared to the previous year.

(*) Does not include ISS, PIS and Cofins.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 28

Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present below the efficiency ratio and the risk-adjusted efficiency ratio that includes the risk portions associated with banking transactions (result of the allowance for loan losses) and insurance and pension plan operations (claims).

Risk-Adjusted Efficiency Ratio

In the fourth quarter of 2014, the risk-adjusted efficiency ratio in the full criteria (includes all expenses, claims and selling expenses from insurance), reached 63.0%, a 230-basis-point increase from the same period of 2013. This decrease was primarily driven by the 14.4% increase in the financial margin with clients and by the 13.1% increase in banking service fees and income from banking, which were higher than the 8.1% increase in non-interest expenses.

When compared to the third quarter of 2014, the risk-adjusted efficiency ratio improved 200 basis points mainly due to the 2.3% increase in our managerial financial margin, 1.8% decrease in result from loan losses and 3.7% increase in non-interest expenses.

In the 12-month period, the risk-adjusted efficiency ratio reached 64.3%, down 520 basis points from the same period of the previous year. This ratio has improved for eight consecutive quarters and reached the lowest level since the merger of Itaú and Unibanco.

Efficiency Ratio

In the fourth quarter of 2014, the efficiency ratio reached 46.2%, an increase of 70 basis points when compared to the third quarter of 2014.This increase was mainly due to the increase in non-interest expenses.

For the last 12 months, the efficiency ratio reached 46.6%, a decrease of 60 basis points from the previous quarter. Compared with the fourth quarter of 2013, this ratio improved 190 basis points.

Use of Operating Revenues

The chart below shows the portions of the operating revenues used to cover non-interest expenses, result from loan losses and claims expenses.

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other (taxes on revenues).

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 29

Income Statement Analysis

Points of Service

At the end of the fourth quarter of 2014, our network comprised 5,070 branches and client service branches (CSB), both in Brazil and abroad.

Branches(i) and Client Service Branches (CSB)(ii) | Brazil and Abroad

(i) On December 31, 2014, total branches include 39 digital branches and 59 business branches, which are considered points of service by the CMN Resolution No. 4,072/2012.

(ii) Points of service include only Client Service Branches (CSBs).

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and the companies in Chile, Uruguay and Paraguay.

Automated Teller Machines (ATMs) | Brazil and Abroad

At the end of the fourth quarter of 2014, the number of ATMs totaled 27,916, representing a decrease of 44 units when compared to the previous quarter.

Note:	(i) Includes Banco Itaú Argentina and the companies in Chile, Uruguay and Paraguay.

(ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments.

(iii) Does not include points of sale and ATMs of Banco 24h.

Non-Bank Correspondents

Our registered non-banking correspondents totaled 5,685 at the end of the fourth of 2014, an increase of 22.3% compared to the same period of the previous year, which confirms our commitment with the country’s development, as we increase bank penetration.

Note: As of the 4Q14, total of non-bank correspondents includes the Wholesale Banking segment. Therefore, prior periods were adjusted.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,239 million in the last quarter of 2014, 1.2% down from the previous quarter and 10.3% up from the same period of 2013.

In the twelve-month period, there was a 13.4% increase when compared to the previous year.

Income Tax and Social Contribution on Net Income

In the fourth quarter of 2014, income tax and social contribution on net income (CSLL) expenses totaled R$2,595 million, a decrease of R$24 million compared to the third quarter of 2014. The effective tax rate reached 31.1%.

Unrealized Gains/Losses

Note: Before tax effects.

Unrealized gains/losses registered a gain of R$1,773 million at the end of the fourth quarter of 2014. The reduction was mainly due to the sale of large risk insurance operations.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 30

balance sheet, balance sheet by currency, risk management, BIS and ownership structure

4th quarter of 2014

Management Discussion and Analysis

Itaú Unibanco Holding S.A.

Balance Sheet

Assets

On December 31, 2014, total assets amounted to R$1.2 trillion, an increase of 4.4% when compared to the end of the previous quarter and an improve of 9.3% to the previous year. The breakdown of our assets and the details on their main components are presented below:

Total of Assets

Asset Breakdown | December 31, 2014

Short-term Interbank Investments and Securities Portfolio

On December 31, 2014, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$529.5 billion, corresponding to an increase when compared to the previous quarter.

This growth was mainly due to the increase in short-term interbank investments, Brazilian government securities and PGBL/ VGBL fund quotas.

							R$ million
							Variation
	Dec 31,14%		Sep 30,14%		Dec 31,13%		Dec/14 - Sep/14	Dec/14 - Dec/13
Short-term Interbank Investments	229,828	43.4%	217,538	43.5%	159,653	34.9%	5.6%	44.0%
Total Public Securities	119,658	22.6%	111,546	22.3%	144,836	31.7%	7.3%	-17.4%
Public Securities - Domestic	109,426	20.7%	99,664	19.9%	135,465	29.6%	9.8%	-19.2%
Public Securities - Foreign	10,232	1.9%	11,883	2.4%	9,371	2.1%	-13.9%	9.2%
Denmark	2,699	0.5%	3,649	0.7%	2,631	0.6%	-26.0%	2.6%
Korea	1,782	0.3%	2,911	0.6%	2,455	0.5%	-38.8%	-27.4%
Chile	1,251	0.2%	1,390	0.3%	1,054	0.2%	-10.0%	18.7%
United States	1,174	0.2%	1,056	0.2%	1,119	0.2%	11.2%	4.9%
Paraguay	977	0.2%	977	0.2%	638	0.1%	0.0%	53.1%
Spain	783	0.1%	783	0.2%	-	-	0.0%	-
Uruguay	311	0.1%	309	0.1%	484	0.1%	0.4%	-35.8%
Argentina	631	0.1%	75	0.0%	109	0.0%	737.1%	477.8%
Colombia	88	0.0%	140	0.0%	226	0.0%	-36.8%	-60.9%
Germany	-	0.0%	166	0.0%	-	0.0%	-100.0%	-
Belgium	164	0.0%	156	0.0%	159	0.0%	5.4%	3.0%
France	133	0.0%	129	0.0%	88	0.0%	3.3%	51.2%
The Netherlands	151	0.0%	130	0.0%	126	0.0%	16.7%	19.8%
Mexico	3	0.0%	1	0.0%	181	0.0%	219.9%	-98.1%
Italy	70	-	-	0.0%	94	0.0%	-	-
Others	14	0.0%	11	0.0%	6	0.0%	25.7%	117.6%
Corporate Securities	67,450	12.7%	64,184	12.8%	57,723	12.6%	5.1%	16.9%
PGBL/VGBL - Fund Quotas	97,184	18.4%	92,882	18.6%	82,394	18.0%	4.6%	18.0%
Derivative Financial Instruments	15,335	2.9%	14,496	2.9%	12,381	2.7%	5.8%	23.9%
Total	529,455	100.0%	500,646	100.0%	456,986	100.0%	5.8%	15.9%

Evolution of Short-Term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is shown below:

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 32

Balance Sheet

Securities and Derivative Financial Instruments by Maturity

Our securities and derivative financial instruments are presented below in accordance with their maturity period, allowing us to see our positions by maturity date.

Securities by Category

Our securities portfolio is classified into three categories: trading, available-for-sale and held-to-maturity. On December 31, 2014, the securities portfolio totaled R$ 284,292 million.

Loan Portfolio

Loan Portfolio by Product

In the table below, the loan portfolio is split into two groups: individuals and companies. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below.

				R$ million
				Variation
				Dec/14 -	Dec/14 -
	Dec 31,14	Sep 30,14	Dec 31,13	Sep/14	Dec/13
Individuals	201,760	192,023	181,780	5.1%	11.0%
Credit Card	59,321	54,265	54,234	9.3%	9.4%
Personal Loans	27,988	28,159	26,859	-0.6%	4.2%
Pavroll Loans (1)	40,525	36,436	22,578	11.2%	79.5%
Vehicles	28,927	31,323	40,319	-7.6%	-28.3%
Mortgage Loans (2)	28,898	27,566	24,209	4.8%	19.4%
Rural Loans	277	251	254	10.5%	9.0%
Latin America (3)	15,823	14,023	13,327	12.8%	18.7%
Companies	250,000	236,809	230,455	5.6%	8.5%
Working Capital (4)	116,785	110,600	109,192	5.6%	7.0%
BNDES/Onlending	52,018	51,035	49,162	1.9%	5.8%
Export / Import Financing	31,460	28,726	26,764	9.5%	17.5%
Vehicles	5,573	5,571	5,454	0.0%	2.2%
Mortgage Loans	10,336	10,120	9,941	2.1%	4.0%
Rural Loans	7,977	7,718	7,014	3.4%	13.7%
Latin America (3)	25,851	23,040	22,927	12.2%	12.8%
Total without Endorsements and Securities	451,760	428,832	412,235	5.3%	9.6%
Endorsements and Securities	73,759	74,514	71,162	-1.0%	3.7%
Total with Endorsements and Securities	525,519	503,345	483,397	4.4%	8.7%
Corporate Securities (5)	34,175	32,942	26,482	3.7%	29.0%
Total Risk	559,694	536,287	509,879	4.4%	9.8%

(1) Includes operations originated by the institution and acquired operations. (2) Does not consider co-obligation in mortgage loan assignment in the amount of R$200.7 million in the 4Q11; (3) Includes Argentina, Chile, Colombia, Paraguay and Uruguay; (4) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (5) Includes Debentures, CRI and Commercial Paper.

Individual loans portfolio grew 5.1% when compared to the last quarter, reaching R$201,760 million on December 31, 2014. The change in this portfolio is mainly due to the increase of 9.3% in the credit card portfolio, which reached R$59,321 million, of 11.2% in payroll loans, which reached R$40,525 million, of 4.8% in mortgage loans, which reached R$28,898 million and of 12.8% in the individuals portfolio – Latin America, totaling R$15,823 million. These increases were partially offset by the 7.6% decrease in the vehicle portfolio.

Companies loan portfolio grew 5.6% in the quarter, totaling R$250,000 million. The changes in this portfolio were driven by the increase in working capital of 5.6%, which reached R$116,785 million, in export/import financing of 9.5%, which reached R$31,460 million and in the companies portfolio – Latin America of 12.2%, to R$25,851 million.

Excluding the effect of the foreign exchange variation, the growth of the total loan portfolio, without endorsements and sureties, would have been 3.4% when compared to the previous quarter.

Taking into account our corporate securities portfolio and the balance of endorsements and sureties, total risk amounted to R$559,694 million, a growth of 4.4% when compared to September 30, 2014, and of 9.8% when compared to December 31, 2013.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 33

Balance Sheet

Loan Portfolio by Business Sector (including endorsements and sureties)

The changes in the portfolio of loans to companies, including Latin America portfolios, are listed below:

				R$ millions
			Variation
Business Sector	Dec/14	Sep/14	Dec/14 - Sep/14
Public Sector	5,774	5,442	331	6.1%
Private Sector- Companies	313,679	301,773	11,906	3.9%
Vehicles and auto parts	20,849	20,220	629	3.1%
Food and beverage	19,258	19,115	143	0.7%
Real state	18,725	19,233	(508)	-2.6%
Transportation	18,466	19,095	(629)	-3.3%
Agribusiness and fertilizers	15,467	15,128	339	2.2%
Energy and water treatment	14,582	13,573	1,009	7. 4%
Capital Assets	11,025	11,009	16	0.1%
Steel and metallurgy	10,909	11,797	(889)	-7.5%
Sugar and Alcohol	10,860	10,098	762	7.5%
Telecommunications	10,023	9,609	414	4.3%
Banks and other financial institutions	9,885	9,258	626	6.8%
Petrochemical and chemical	8,598	8,705	(107)	-1.2%
Mining	7,310	6,184	1,127	18.2%
Construction Material	7,265	6,900	365	5.3%
Pharmaceutical and cosmetics	7,075	6,902	173	2.5%
Electronic and IT	6,641	6,876	(235)	-3.4%
Oil and gas	5,872	5,759	113	2.0%
Infrastructure work	5,833	6,686	(853)	-12.8%
Clothing and footwear	5,347	5,389	(42)	-0.8%
Other	99,690	90,238	9,452	10.5%
Total	319,452	307,215	12,237	4.0%

Credit Concentration

Our loan, lease and other loan operations, including endorsements and sureties, are spread over our loan portfolio in a way that only 22.6% of the credit risk was concentrated on the 100 largest debtors at the end of December 2014. The credit concentration of the 100 largest debtors (group consolidated) is as follows:

			R$ millions
	Dec/14
			% of Total
	Risk	% of Total	Assets
Largest Debtor	5,324	1.0	0.4
10 Largest Debtor	32,788	6.2	2.7
20 Largest Debtor	53,209	10.1	4.4
50 Largest Debtor	88,485	16.8	7.3
100 Largest Debtor	118,679	22.6	9.8

Renegotiation Loan Operations

According to the rules of CMN Resolution No. 2,682/99, balances of all contracts that have had changes to their original contractual terms should be reported as renegotiated loans. To allow better understanding, we segregate renegotiated loans into those that had changes in the original contractual terms only, but were not overdue or were overdue for less than 30 days, and those that had credits effectively renegotiated, as shown below:

			R$ millions
	Portfolio	LLP	%
Amended Credits Agreements	16,601	(6,818)	41.1%
Amended Operations non-overdue	(5,030)	973	19.4%
Renegotiated Loans Operations	11,572	(5,845)	50.5%

Further information on Note 8-d of our financial statements.

On December 31, 2014, the portfolio of renegotiated loan operations reached R$11,572 million, with a decrease of R$649 million in the quarter, representing 2.6% of our loan portfolio (a decrease of 20 basis points from the previous quarter). At the end of the fourth quarter of 2014, the ratio of the allowance for loan losses to the renegotiated portfolio reached 50.5%. The following chart presents this changes:

The portfolio of renegotiated loan operations includes all operations under renegotiation, either overdue or those already written off as losses. In the case of write-offs, we recognize a provision for the total amount renegotiations (not generating an immediate result) that is reversed only when there is a strong indication of the recovery of this credit (after payments are received on a regular basis for a few months).

The balance of 90-day non-performing loans (NPL 90) in the renegotiated portfolio reached R$2,790 million, which caused the 90-day NPL ratio to reach 24.1%. The allowance for loan losses coverage ratio of this portfolio was 210% on December 31, 2014. The portfolio of over 90-day non-performing loans presented in the report also includes the NPL on renegotiated credits.

Other Assets and Permanent Assets

The “other assets” item comprises foreign exchange portfolio, tax credits, taxes and contributions for offset and escrow deposits. In the fourth quarter of 2014, “other assets” reached R$153.2 billion (a 2.0% increase from the previous quarter), mainly due to the increase in the foreign exchange transactions and credit card issuers arising from higher sales and volume of transactions in the period, due to year-end sales.

The tax credit balance reached R$38.7 billion (a decrease of 2.4% from the previous quarter), R$32.7 billion of which refers to temporary differences of provisions and R$6.0 billion refers to tax losses, social contribution tax loss carryforwards, and social contribution for offset. Our permanent assets, in the amount of R$19.9 billion, are represented by non-consolidated investments in Brazil and abroad, fixed assets and deferred charges. In this quarter, this category represented 1.6% of total assets and increased 7.5% when compared to the previous quarter.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 34

Balance Sheet

Funding

					R$ million
				Variation
				Dec 31,14 –	Dec 31,14 –
	Dec 31,14	Sep 30,14	Dec 31,13	Sep 30,14	Dec 31,13
Demand Deposits	48,733	44,596	42,891	9.3%	13.6%
Savings Deposits	118,449	113,676	106,166	4.2%	11.6%
Time Deposits	108,465	119,062	117,131	-8.9%	-7.4%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	139,910	133,200	123,922	5.0%	12.9%
Funds from Bills (1) and Structured Operations Certificates	31,665	32,175	30,197	-1.6%	4.9%
(1) Total - Funding from Account Holders and Institutional Clients (*)	447,223	442,708	420,308	1.0%	6.4%
Onlending	45,230	44,116	43,016	2.5%	5.1%
(2) Total – Funding from Clients	492,453	486,825	463,323	1.2%	6.3%
Assets Under Administration	668,516	646,247	628,271	3.4%	6.4%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	112,675	112,973	102,060	-0.3%	10.4%
(3) Total – Clients	1,273,644	1,246,044	1,193,654	2.2%	6.7%
Interbank deposits	19,125	3,642	8,194	425.2%	133.4%
Funds from Acceptance and Issuance of Securities	16,085	14,915	16,060	7.8%	0.2%
Total Funds from Clients + Interbank Deposits	1,308,854	1,264,601	1,217,908	3.5%	7.5%
Repurchase Agreements (2)	185,103	170,824	168,257	8.4%	10.0%
Borrowings	43,546	37,543	33,638	16.0%	29.5%
Foreign Exchange Portfolio	43,176	41,855	46,308	3.2%	-6.8%
Subordinated Debt	54,569	54,472	55,639	0.2%	-1.9%
Collection and Payment of Taxes and Contributions	226	4,938	205	-95.4%	10.3%
Working Capital (3)	78,340	74,573	65,364	5.1%	19.9%
Working Capital and Other	404,960	384,204	369,411	5.4%	9.6%
Total Funds (Working Capital, Raised and Managed Assets)	1,713,815	1,648,805	1,587,319	3.9%	8.0%

(*) Funds from Institutional Clients totaled R$11,188 million, which corresponds to 2.5% of the total raised with Account Holders and Institutional Clients.

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Equity + Non-Controlling Interest – Permanent Assets.

On December 31, 2014, total funds from clients, including interbank deposits, amounted to R$1.3 trillion, corresponding to an increase of R$44,253 million from the third quarter of 2014. The main drivers were increases in funds obtained through assets under administration of R$22,269 million, in debentures of R$6,710 million, in savings deposits totaling R$4,774 million, and in demand deposits of R$4,138 million.

The debentures issued by leasing companies of the conglomerate, after being purchased by the bank (the Conglomerate’s leading company), are traded with the same characteristics as those of CDBs and other time deposits, although they are classified as deposits received under securities repurchase agreements. Therefore, these deposits are reclassified in the table above as deposits from account holders. In the fourth quarter of 2014, this type of funding totaled R$139,910 million, including institutional clients.

Funds from clients (1)

Total funds (working capital, raised and managed assets) amounted to R$1.7 trillion on December 31, 2014, an increase of R$65,045 million when compared to September 30, 2014, primarily driven by the combination of the increases in funds from clients, repurchase agreements borrowings and foreign exchange portfolio. In the 12-month period, we highlight the increase of R$90,946 million in funds obtained from clients, mainly due to the increase in funds obtained through investment funds and managed portfolios, in savings deposits, and in technical provisions for insurance, pension plan and premium bonds. Total funds (working capital, raised and managed assets) grew R$126,530 million.

(1) Includes institutional clients in the proportion of each type of product by them invested.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 35

Balance Sheet

Loans to Funding Ratio

					R$ million
				Variation
				Dec 31,14 –	Dec 31,14 –
	Dec 31,14	Sep 30,14	Dec 31,13	Sep 30,14	Dec 31,13
Funding from Clients	492,453	486,825	463,323	1.2%	6.3%
Funds from Acceptance and Issuance of Securities Abroad	16,085	14,915	16,060	7.8%	0.2%
Borrowings	43,546	37,543	33,638	16.0%	29.5%
Other (1)	21,022	20,925	17,899	0.5%	17.4%
Total (A)	573,106	560,207	530,919	2.3%	7.9%
(-) Reserve Required by BACEN	(72,413)	(72,115)	(88,998)	0.4%	-18.6%
(-) Cash (Currency) (2)	(17,527)	(16,636)	(16,576)	5.4%	5.7%
Total (B)	483,166	471,456	425,345	2.5%	13.6%
Loan Portfolio (C) (3)	451,760	428,832	412,235	5.3%	9.6%
C/A	78.8%	76.5%	77.6%	230 bps	120 bps
C/B	93.5%	91.0%	96.9%	250 bps	- 340 bps

(1) These comprise installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include endorsements and sureties.

On December 31, 2013, the loans to funding before the deduction of compulsory deposits and cash and cash equivalents reached 78.8%, compared to 76.5% in September 2014, mainly driven by a higher loan portfolio in the quarter.

Including reserve requirements and cash and cash equivalents, this ratio reached 93.5% in December 2014 from 91.0% in September 2014.

Loan to Funding Ratio

(*) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

External Funding - Securities (1)

The table below shows Itaú Unibanco’s main issuances abroad as of December 31, 2014.

									US$ milhões
		Balance at			Exchange	Balance at		Maturity
Instrument	Issuer	Issuer	Issuances	Amortization	Variation	Dec 31,14	Issue Date	Date	Coupon % p.y.
Fixed Rate Notes(2)	Itaú Chile	97				97	7/24/2007	7/24/2017	UF(5) + 3.79%
Fixed Rate Notes(3)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF(5) + 3.44%
Floating Rate Notes	Itaubank	393				393	12/31/2002	3/30/2015	Libor(6) + 1.25%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	4/15/2010	4/15/2020	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	9/23/2010	1/22/2021	5.75%
Medium Term Notes(4)	Itaú Unibanco Holding S.A., Grand Cayman Branch	204			(16)	188	11/23/2010	11/23/2015	10.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	250				250	1/24/2011	1/22/2021	5.75%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	500				500	6/15/2011	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	550				550	1/24/2012	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,250				1,250	3/19/2012	3/19/2022	5.65%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,375				1,375	8/6/2012	8/6/2022	5.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,870				1,870	11/13/2012	5/13/2023	5.13%
Structured Notes		3,476	141	(212)		3,404
Total		12,063	141	(212)	(16)	11,976

(1) The balances refer to principal amounts; (2) and (3) Amounts in US$ equivalent on the issuance dates to CHP 46.9 billion and CHP 48.5 billion, respectively; (4) Amounts in US$ equivalent on the issuance dates to R$500 million; (5) Development Financial Unit; (6) 180-day Libor.

On December 31, 2014, funds obtained abroad totaled US$11,976 million, a decrease of US$87 million when compared to the third quarter of 2014 (presented in the “Funding” table in the previous section as Foreign Borrowings through Securities and Subordinated Debt).

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 36

Balance Sheet by Currency

We adopt a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses from financial instruments used to hedge such asset positions are impacted by tax e3ects. Therefore, in order not to expose net income to foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. On December 31, 2014, the net exchange position was a liability of US$10,157 million.

Assets | December 31, 2014

		Business in Brazil			R$ millions
				Foreign	Business
	Consolidated	Total	Local Currency	Currency	Abroad
Cash and Cash Equivalents	17,527	9,310	7,391	1,919	8,942
Short - Term Interbank Investments	229,828	214,455	214,455	-	15,373
Securities and Derivative Instruments	299,627	255,357	252,662	2,695	69,099
Loans, Leases and Other Loan Operations	424,812	331,911	318,567	13,344	144,242
Loans	451,760	356,447	343,103	13,344	146,654
(Allowance for Loan Losses)	(26,948)	(24,536)	(24,536)	-	(2,412)
Other Assets	216,984	183,586	169,944	13,642	56,916
Foreign Exchange Portfolio	42,392	25,590	11,965	13,625	37,964
Other	174,592	157,996	157,979	17	18,953
Permanent Assets	19,923	62,289	18,934	43,355	988
Total Assets	1,208,702	1,056,909	981,953	74,956	295,562
Derivatives 3 Purchased Positions				96,651
Total Assets After Adjustments (a)				171,606

Liabilities | December 31, 2014

		Business in Brazil			R$ millions
				Foreign	Business
	Consolidated	Total	Local Currency	Currency	Abroad
Deposits	294,773	196,257	195,611	645	100,927
Funds Received under Securities Repurchase Agreements	325,013	309,670	309,670	-	15,343
Funds from Acceptances and Issue of Securities	47,750	56,185	32,757	23,427	13,954
Borrowings and Onlendings	88,776	99,905	45,483	54,423	40,202
Interbank and Interbranch Accounts	5,260	5,049	2,920	2,129	211
Derivative Financial Instruments	17,394	11,219	11,219	-	6,931
Other Liabilities	217,374	167,602	151,066	16,536	73,265
Foreign Exchange Portfolio	43,176	25,833	9,395	16,438	38,505
Other	174,198	141,769	141,671	98	34,760
Technical Provisions of Insurance, Pension Plan and Premium Bonds	112,675	112,616	112,613	3	59
Deferred Income	1,423	1,157	688	469	266
Minority Interest in Subsidiaries	2,415	1,401	1,401	-	1,049
Stockholders' Equity of Parent Company	95,848	95,848	95,848	-	43,355
Capital Stock and Reserves	75,606	75,636	75,636	-	41,030
Net Income	20,242	20,212	20,212	-	2,325
Total Liabilities and Equity	1,208,702	1,056,909	959,277	97,632	295,562
Derivatives – Sold Positions				100,952
Total Liabilities and Equity After Adjustments (b)				198,584
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(26,978)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(10,157)

Note: Does not include eliminations of operations between local and foreign business units.

Assets and liabilities denominated in foreign currencies

We present below the net foreign exchange position, a liability position at a higher volume than the balance of the hedged assets, which, when including the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the mitigation of the exposure to foreign exchange variations.

			R$ millions
	Balance Sheet		Variation
	Dec 31,14	Sep 30,14	Dec 31,14 - Sep 30,14
Investments Abroad	43,355	39,807	3,547	8.9%
Net Foreign Exchange Position (Except Investments Abroad)	(70,333)	(58,861)	(11,472)	19.5%
Total	(26,978)	(19,054)	(7,925)	41.6%
Total in US$	(10,157)	(7,774)	(2,383)	30.6%

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 37

Risk Management

Corporate Principles of Risk and Capital Management

We regard risk management as an essential instrument for optimizing the use of resources and selecting the best business opportunities in order to create value to our stockholders.

Risk management encompasses the entire institution and is in line with the guidelines of the Board of Directors and Senior Management, which, through Committees and Superior Commissions, determine the overall goals, expressed as targets and limits for the risk management business units. Meanwhile, the control and capital management units support Itaú Unibanco’s management by means of monitoring processes and risk and capital analysis.

We adopt a prospective approach in relation to capital management, which comprises the following phases: identification and analysis of material risks, capital planning, stress test analysis focused on the impact of severe events on our capitalization level, maintenance of a contingency plan, internal capital adequacy assessment and preparation of periodic management reports.

For additional information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/investor-relations >> Corporate Governance >> Risk Management – Pillar III.

Credit Risk

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels consistent with our risk appetite for each market segment in which we operate.

The credit risk control is centralized and carried out by an independent executive area responsible for risk control. The main responsibilities include monitoring and controlling the performance of loan portfolios, performing the centralized control of the credit risk, managing the process of development of institutional credit risk policies, monitoring the adequacy of the Referential Equity to the level of credit assumed. Itaú Unibanco’s centralized process for approving policies and validating models ensures the synchronization of credit actions.

Operational Risk

Our operational risk management structure is composed of operational risk management and control activities aimed at supporting the organization in decision-making processes, always in search of the proper identification and evaluation of risks, the creation of value for stockholders, as well as the protection of our assets and image.

Liquidity Risk

Liquidity risk is defined as the possibility that we fail to efficiently meet expected and unexpected current and future obligations, including those arising from guarantees, without affecting our daily operations and incurring significant losses.

The liquidity risk measurement comprises all financial operations of our companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of endorsements and sureties and lines of credit raised but not used.

Market Risk

Our market risk management strategy is aimed at balancing corporate business goals, taking into account political, economic and market conditions, the market risk portfolio of the institution and the expertise to operate in specific markets, among other aspects.

Market risk is controlled by a department that is independent from the business units and is responsible for carrying out, on a daily basis, risk measurement activities, assessment, analysis and reporting to the proper departments and persons, in normal and stress situations, in accordance to the established governance , as well as monitoring the necessary procedures to adjust the position and/or risk level, when applicable. To this end, Itaú Unibanco has a structured communication and information process that provides feedback for the monitoring of the Superior Committees and compliance with the requirements of Brazilian and foreign regulatory bodies.

VaR of Itaú Unibanco

Itaú Unibanco changed its methodology for calculating the Consolidated VaR by migrating from the Parametric approach to the “Historical Simulation” approach (except for the Foreign Units). This new methodology fully reprices the positions using the real historical distribution of the volatilities.

The market risk exposure of Itaú Unibanco portfolio and its foreign subsidiaries is presented in the VaR by Risk Factor Group table below, which shows where the larger concentrations of market risk are. This quarter, we maintained our conservative management approach and diversified portfolio, keeping our policy of operating within lower limits in relation to our capital.

The increase in the VaR when compared to the previous quarter is due to the increase in market volatility which added to the changes in positions result in a change in the correlation effects of the portfolio.

VaR by Risk Factor

			R$ millions
		Dec 31,14	Sep 30,14
Itaú Unibanco	Brazilian Interest rates	124.8	149.9
	Other Foreign Interest rates	83.6	84.6
	FX rates	26.5	101.7
	Brazilian Inflation Indexes	115.7	145.2
	Equities and Commodities	22.5	26.7

Foreign Units	Banco Itaú BBA International	1.6	0.8
	Banco Itaú Argentina	1.9	2.1
	Banco Itaú Chile	5.3	5.4
	Banco Itaú Uruguay	2.1	1.1
	Banco Itaú Paraguay	3.5	1.6
	Banco Itaú BBA Colombia	0.5	0.3

Diversification Effect		(194.9)	131.1
Total VaR		193.1	149.3
Maximum VaR in the Quarter		227.7	200.4
Average VaR in the Quarter		176.0	162.5
Minimum VaR in the Quarter		131.1	176.0

VaR refers to the maximum potential loss for a day, with a 99% confidence level.

Evolution of Itaú Unibancos’s VaR

Capital Adequacy

Through the Internal Capital Adequacy Assessment Process (ICAAP), we aim to ensure the sufficiency of regulatory capital to cover our credit, market, operational and other risks.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 38

Capital Ratios (BIS)

Solvency Ratios | Financial Conglomerate

				R$ millions
				Variation
				Dec 31,14-		Dec 31,14-
	Dec 31,14	Sep 30,14	Dec 31,13	Sep 30,14		Dec 31,13
Stockholders' equity of the parent company	95,848	90,776	81,024	5,072		14,823
Consolidated stockholders’ equity (BACEN)	103,079	98,217	88,966	4,862		14,113
Non-voting shares excluded from Tier I	(1,048)	(963)	(925)	(85)		(124)
Deductions from core capital	(5,819)	(6,114)	(632)	295		(5,186)
Core Capital	96,212	91,140	87,409	5,072		8,803
Additional capital	20	30	-	(10)		20
Tier I	96,232	91,169	87,409	5,062		8,823
Tier II	33,559	33,555	37,734	4		(4,176)
Referential Equity (Tier I and Tier II)	129,790	124,724	125,144	5,066		4,647
Required Referential Equity	84,488	82,659	83,099	1,829		1,390
Risk Weighted Assets (RWA)	768,075	751,448	755,441	16,627		12,634
Credit Assets Expansion Simulation	411,839	382,410	382,228	29,429		29,611
Excess Capital	45,302	42,065	42,045	3,237		3,257
Ratios (%)
Tier I	12.5	12.1	11.6	40	bps	90	bps
Tier II	4.4	4.5	5.0	-10 bps	bps	-60	bps
BIS (Referential Equity / Total exposure weighted by risk)	16.9	16.6	16.6	30	bps	30	bps

During 2013, the Brazilian Central Bank issued a set of resolutions and instructions that outlined the implementation of Basel III global capital requirement in Brazil. These new rules determine that as of 2014 the minimum capital requirement must be calculated using a single consolidation center, the Financial Conglomerate.

Referential Equity | Financial Conglomerate

On December 31, 2014, our Referential Equity reached R$129,790 million, an increase of R$5,066 million when compared to September 30, 2014. The increase was mainly driven by a higher Tier I Capital.

Tier I Capital reached R$96,232 million at the end of the fourth quarter of 2014, R$5,062 million higher than on September 30, 2014. Tier II Capital remained practically unchanged when compared to September 30, 2014, reaching R$33,559 million at the end of this quarter.

Taking into consideration our current capital base, and fully applying Basel III rules established by the Brazilian Central Bank in full now, we estimate that our core capital (Common Equity Tier I) would be 11.5% on December 31, 2014, taking into consideration some mitigating actions that are in progress and the use of the full tax loss carry forward balance. This scenario is presented in the following chart.

Estimated Core Capital Ratio (Common Equity Tier I)

1 Replacement of the Financial Conglomerate balance by the Prudential one.

2 Includes deductions of Goodwill, Intangible Assets, Tax Loss Carryforwards, Deferred Tax Assets, Equity Investments in Insurance and similar companies. Also includes the increase of the multiplier of the market risk, operational risk and certain credit risk accounts. This multiplier, which is at 9.09 nowadays, will increase to 12.5 in 2019.

3 Does not include any reversal of the complementary portion of the loan loss provisions.

Solvency Ratios | Financial Conglomerate

On December 31, 2014, our BIS ratio reached 16.9%, an increase of 30 basis points from September 30, 2014. The increase in the quarter was mainly driven by a higher net income, which resulted in a growth of 4.1% in the Referential Equity (Tier I and Tier II), and from a lower increase in the total exposure of Risk-Weighted Assets (RWA), which was 2.2% higher than in September 30, 2014.

Our BIS ratio exceeds the minimum 11% required by the Brazilian Central Bank and represents an excess capital of R$45.3 billion, allowing up to R$411.8 billion increase in credit assets based on 100% risk-weighting.

Subordinated Debt and Referential Equity Tier II | December 31, 2014

							R$ million
	Maturities
	< 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	> 5 years	Total
CDB (Time Deposits)	899	5,789	680	-	-	-	7,368
Financial Treasury Bills	567	2,288	8,474	11,257	149	3,030	25,765
Euronotes	289	-	-	-	-	20,444	20,733
Subordinated Debt	1,755	8,077	9,154	11,257	149	23,473	53,866
Subject to approval - Central Bank of Brazil (*) and Other	29	116	23	22	21	492	703
Subordinated Debt - Total	1,784	8,193	9,177	11,279	170	23,965	54,569
(*) Subordinated debt that does not make up the Tier II Referential Equity.
Subordinated Debt (part of Referential Equity Tier II)(**)	-	792	232	3,359	5,595	23,311	33,289

(**) According to actual rules, we calculated the Referential Equity of December 2014, considering the Subordinated Debt of December 2012 including the Subordinated Debt approved by the Brazilian Central Bank after the closing period.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 39

Capital Ratios (BIS)

					R$ million
Exposure by Risk				Variation
				Dec 31,14-	Dec 31,14-
	Dec 31,14	Sep 30,14	Dec 31,13	Sep 30,14	Dec 31,13
Exposure weighted by credit risk (RWACPAD)	706,081	687,783	694,039	18,299	12,043
FPR at 2%	75	70	75	5	(0)
FPR at 20%	3,249	3,456	6,761	(207)	(3,513)
FPR at 35%	8,139	7,711	6,517	428	1,622
FPR at 50%	34,486	34,347	27,464	139	7,021
FPR at 75%	146,705	141,701	123,554	5,004	23,151
FPR at 85%	139,730	139,583	122,191	147	17,539
FPR at 100%	307,259	291,638	307,217	15,621	41
FPR at 150%	-	-	29,580	-	(29,580)
FPR at 250%	34,838	33,747	24,275	1,090	10,562
FPR at 300%	14,015	17,421	22,660	(3,406)	(8,645)
FPR at 1250%	4,430	6,948	13,061	(2,518)	(8,631)
Derivatives – potential future gain and credit quality counterparty variations	13,156	11,160	10,682	1,996	2,474
Exposure weighted by operational risk (RWAOPAD)	36,817	36,817	36,847	-	(30)
Exposure weighted by market risk (RWAMPAD)	25,176	26,848	24,555	(1,672)	621
Gold, foreign currency and operations subject to exchange rate variation (RWA CAM)	13,403	12,244	-	1,159	13,403
Operations subject to interest rate variation (RWA JUR)	10,347	12,636	22,107	(2,288)	(11,760)
Operations subject to commodity price variations (RWA COM)	952	1,000	362	(48)	591
Operations subject to stock price variation (RWA ACS)	474	968	2,086	(494)	(1,613)
Risk weighted assets (RWA) [RWACPAD+ RWAOPAD+RWAMPAD]	768,075	751,448	755,441	16,627	12,634

On December 31, 2014, our risk-weighted assets amounted to R$768,075 million, an increase of R$16,627 million when compared to September 30, 2014.

The credit risk exposure of our risk-weighted assets (RWACPAD) reached R$706,081 million on December 31, 2014, an increase of 2.7% when compared to the previous quarter, primarily driven by the growth of the loan portfolio.

The operational risk-weighted assets (RWAOPAD) remained at R$36,817 million at the end of the fourth quarter of 2014. The RWAOPAD are determined every six months, according to Circulars No. 3,640 and No. 3,675 of the Central Bank of Brazil.

Evolution of the Composition of the Risk Weighted Exposure

The market risk-weighted assets totaled R$25,176 million, R$1,672 million lower than in the third quarter of 2014, mainly due to the drop of R$2,288 million in the portion required for operations subject to interest rate variation (RWAJUR) and to the R$494 million drop in the portion required for operations subject to stock price variation. These drops in the RWAJUR were partially offset by a R$1,159 million increase in the portion required for operations subject to foreign exchange variation (RWACAM).

Exposure weighted by Credit Risk

ROA - Risk Adjusted

				Variation
	4Q14	3Q14	4Q13	4Q14 - 3Q14		4Q14 - 4Q13
ROA - Recurring Return on Assets (A)	1.9%	1.9%	1.7%	0	bps	20	bps
Average Risk Weighted Assets / Average Assets (B)	64.2%	66.1%	65.7%	-190	bps	-150	bps
Leverage	12.6	8 12.	13.6	-0.2		-1.0
Risk Weighted Leverage (RWA/RE)	5.9	6.0	6.0	-0.1		-0.1
Risk Adjusted ROA (A/B)	3.0%	2.9%	2.6%	10	bps	40	bps

In the fourth quarter of 2014, the annualized recurring return on average assets remained at 1.9%. The ratio of the weighted exposure by credit, operational and market risks to the average total assets reached 64.2%, compared to 66.1% in the previous period.

As a consequence, the risk-adjusted ROA, which includes the return and total assets weighted by capital allocation needs, was 3.0% in the current quarter, an increase of 10 basis points from the third quarter of 2014.

In the fourth quarter of 2014, the risk-weighted leverage was 5.9, down 10 basis points from the previous quarter, mainly due to the higher Referential Equity in the current period.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 40

Ownership Structure

Itaú Unibanco Holding’s capital stock is represented by common shares (ITUB3) and non-voting shares (ITUB4), both traded at the BM&FBOVESPA. The non-voting shares are also traded as depositary receipts at the NYSE (New York) and BCBA (Argentina) as ADRs and CEDEARs, respectively.

Outstanding Shares | Itaú Unibanco Holding S.A.	In thousands

	Common Shares	Non-voting Shares	Total
Number of Shares	2,770,037	2,760,796	5,530,833
Treasury Shares
On 12/31/2013	2.3	68,867	68,869
Purchase of treasury shares	-	1,000	1,000
Exercised options - Granting of stock options	-	(17,276)	(17,276)
Disposals - Stock option plan	-	(4,526)	(4,526)
Bonus in Shares (10%)	0.2	5,763	5,764
On 12/31/2014 (1)	2.5	53,828	53,831
Total Shares (-) Treasury	2,770,034	2,706,968	5,477,002

(1)	On December 31, 2014, the average acquisition cost of the treasury non-voting shares was R$24.67. For further information, including information on the “Stock Option Plan”, please see note 16 to the financial statements.

The management of our ownership structure aims to optimize capital allocation among the many segments that compose the conglomerate. Itaú Unibanco Holding is controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by the members of the Egydio de Souza Aranha family while Cia. E. Johnston is controlled by the members of the Moreira Salles family.

The organization chart below summarizes the current ownership structure on December 31, 2014:

Annual Stockholders’ Meeting

Our Annual Stockholders’ Meeting will be held on April 17, 2015, and the call notice with information on the agenda and voting procedures, among others, will be disclosed on March 17, 2015, according to our corporate event schedule.

As in the three past years, we will provide an electronic platform for our stockholders to cast their votes remotely on our Investor Relations website. This system enables early voting through an online proxy by means of a digital certificate, which facilitates stockholders' access.

Non-voting Shares (Free Float) | on 12/31/2014

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 41

Performance in the Stock Market

Performance in the Stock Market1 | 4Q14

Our common and non-voting shares were traded on all BM&FBOVESPA’s trading sessions in 2014. Additionally, our non-voting shares are included in several stock exchange indexes in which financial institution shares may be listed.

	(R$)	(R$)	(US$)
	Non-voting	Common
	Shares	Shares	ADRs
	ITUB4	ITUB3	ITUB
Closing Price at 12/31/2014[2]	34.60	32.30	13.01
Maximum price in quarter	40.78	35.90	16.21
Average price in quarter	35.76	31.95	14.02
Minimum price in quarter	30.33	27.10	11.62
Closing Price at 09/30/2014	33.87	31.43	13.88
Maximum price in 12 months[3]	41.62	38.79	18.49
Average price in 12 months	33.34	30.61	14.15
Minimum price in 12 months[4]	26.28	23.91	10.85
Closing Price at 12/31/2013[2]	28.50	26.77	12.34
Change in 4Q14	2.2%	2.8%	-6.3%
Change in the last 12 months	21.4%	20.6%	5.5%
Average daily trading financial volume - in 12 months (million)	412	7	173
Average daily trading financial volume - in 4Q14 (million)	545	6	210

(1) Prices adjusted by the June 2014 bonus (10%).

(2) On 12/31/2014 and 12/31/2013 no trading session was held at the BM&FBOVESPA. Therefore, the amounts presented refer to 12/30/2014 and 12/30/2013. (3) Prices on 09/03/14 for non-voting shares, common shares and ADRs. (4) Prices on 01/24/14 for non-voting shares, on 01/30/14 for common shares and on 01/29/14 for ADRs.

Market Capitalization (1) vs. Ibovespa Index

On December 31, 2014, our market capitalization was R$190.2 billion. Since December 2004, our market capitalization has increased the equivalent to 3.5 times whereas the Ibovespa has grown 1.9 times. According to the information provided by Bloomberg, on December 31, 2014 we were the 23rd largest bank by market capitalization in the global bank ranking.

(1) Average price of non-voting shares (the most liquid one) at the last trading day of the period x total shares outstanding.

Price / Book Value1

(1) Closing price at the end of the period / Book value per share.

Average Daily Trading Volume (BM&FBovespa + NYSE)

Financial trading pro3le by investor

Foreign investors accounted for almost 70% of the financial volume of Itaú Unibanco shares traded on stock exchanges in 2014.

(1) Cooperatives, public companies, limited-liability companies, municipal/state/federal governments, financial entities, churches and charities and/or non-profit organizations, among others.

(2) Includes foreign investors trading on the BM&FBOVESPA, as well those trading on the NYSE.

Dividends and Interest on Capital

Itaú Unibanco compensates its stockholders by means of monthly and complementary payments of dividends and interest on capital. In 2014, we paid, or recognized a provision of R$6.64 billion in dividends and interest on capital, net of taxes.

Payout (Net Dividends and Interest on Capital Paid/ Net Income)

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 42

Performance in the Stock Market

Market Consensus

Major market analysts periodically issue recommendations on the shares that are the subject matter of their analyses. These recommendations help many investors choose the best option in which to invest their capital.

Based on information provided by Thomson Analytics and Bloomberg on December 31, 2014, we present, in the table below, a summary of the recommendations on Itaú Unibanco Holding non-voting shares.

	Thomson	Bloomberg
Buy	12	17
Hold	5	6
Sell	1	1
Number of Analysts	18	24

Based on information provided by Thomson, the average estimated target price is R$38.89. According to Bloomberg, the average estimated target price is R$42.24.

Main Market Indexes

The weights of our common and non-voting shares in the BM&FBOVESPA’s indexes of the current portfolios from September to December 2014 are shown in the chart below.

	ITUB3	ITUB4
	Weights	Weights | Ranking [1]
Ibovespa	-	9.98%	1st
Índice Brasil Amplo (IBRA)	0.79%	8.78%	1st
Índice Brasil 50 (IBrX 50)	-	10.34%	1st
Índice Brasil 100 (IBrX 100)	-	9.18%	1st
Índice Carbono Eficiente (ICO2)	-	15.09%	1st
Índice Financeiro (IFNC)	1.65%	18.35%	1st
Índice Gov. Corp. Trade (IGCT)	1.01%	11.21%	1st
Índice Gov. Corp. Diferenciada (IGCX)	0.64%	7.07%	1st
Índice de Sust. Empresarial (ISE)	0.49%	5.40%	5th
Índice Tag Along Diferenciado (ITAG)	-	12.80%	1st
Índice MidLarge Cap (MLCX)	0.88%	9.75%	1st

(1) Position of the ITUB4 share when the components of the index are ordered based on their weights.

10% Bonus in Shares

For the second consecutive year, we provided our stockholders with a 10% bonus in shares, and, therefore, in the beginning of June 2014, they were granted one new share for each ten shares of the same type held.

The monthly dividend was maintained at R$ 0.015 per share and was assigned a cost of R$ 29.83 to the bonus shares, impacting the average price of the portfolio of our shareholders.

Trading of Own Shares for Treasury

In December 2014, we acquired 1,000,000 non-voting shares issued by the Company. The average acquisition price was R$ 34.75.

In November 2014, it was deliberated, at a meeting of the Board of Directors, the renewal of the repurchase program, authorizing the acquisition of up to 10.0 million common shares and 50.0 million non-voting shares by 15 December, 2015. Aimed at transparency with capital market participants, we disclose the monthly trading volumes and prices in these negotiations voluntarily, since November 2004. For more information, visit: www.itau.com.br/investor-relations > Corporate Governance > Trading of Own Shares.

Net Income per Share and Recurring Net Income per Share (R$)

Non-voting Shares (ITUB4) Appreciation

The chart below shows the simulation of R$100 invested on December 31, 2004 through December 31, 2014, by comparing the amounts with and without the reinvestment of dividends with the performance of Ibovespa and CDI (Interbank Deposit Certificate).

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 43

Performance in the Stock Market

Market Relations

In 2014, we participated in 24 conferences and 7 road shows in Brazil and abroad. We also held 22 Apimec (Association of Capital Markets Analysts and Investment Professionals) meetings this year in Brazil, with the attendance of more than 3,400 participants, witch enable us to strengthen our relationship with stockholders, capital market analysts and investors. As a result of our activities, we were granted the following awards:

•	IR Magazine Awards Brazil 2014: organized by the IR Magazine and the Brazilian Institute of Investor Relations (IBRI), we were recognized in seven categories: Grand Prix for the Best Investor Relation Program (large cap); Best Use of Technology (large cap); Best Conference Call; Best Meeting with Investors (large cap); Best Annual Report; Best Performance in Investor Relations in the 2005-2014 period (large cap); and Best Investor Relations in the Financial Sector.

•	Latin American Executive Team 2014: organized by the Institutional Investor Magazine, we won in the bank category as the Best Investor Relations by the Sell and Buy Sides; the Best CEO by the Sell and Buy Sides; the Best Bank CFO by the Buy Side, and the Best Investor Relations Professional by the Buy and Sell Sides.

•	Apimec Award: we won, for the 6th time, the Publicly-Held Company Award – Category A, granted by Apimec, relative to 2013.

Among the highlights of the year, we held the São Paulo Apimec meeting on December 16, 2014, with the participation of more than 1,000 people, including those present and those who watched it over the Internet. Several Itaú Unibanco’s executives spoke in the event, including the Chairman of the Board of Directors, Pedro Moreira Salles, and the Executive President and CEO, Roberto Setubal. The replay of the broadcast of the event is available on our Investors Relations site (www.itau.com.br/ relacoes-com-investidores).

Schedule

February 3	4Q14 Results Disclosure

February 4	4Q14 Results Conference Call

March 17	Call Notice for the Annual Stockholders’ Meeting of 2015 Disclosure

April 17	Annual Stockholders’ Meeting

May 5	1Q15 Results Disclosure

August 4	2Q15 Results Disclosure

November 3	3Q15 Results Disclosure

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 44

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Management Discussion & Analysis	Itaú Unibanco Holding S.A. 46

Segment Analysis

Pro Forma Adjustments

Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted in order to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

As of the first quarter of 2013, we changed the presentation of our segments so it became more aligned with the way we follow the results evolution. There have also been changes in nomenclature in order to adapt it to our current structure: (a) Commercial Banking - Retail, (b) Consumer Credit - Retail, (c) Wholesale Banking and (d) Activities with the Market + Corporation. The results of the middle market companies, previously allocated in the former Commercial Banking segment, are now reported in the Wholesale Banking segment.

The Activities with the Market + Corporation column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin on market transactions, costs of Treasury operations, equity earnings of companies that are not linked to any segment and our interest in Porto Seguro.

Allocated Capital

Impacts related to capital allocation are considered in the Pro Forma financial statements by segment. To this end, adjustments were made to the financial statements, using a proprietary model.

The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment, which considers, in addition to Tier I allocated capital, the allocated Tier II capital (Subordinated Debt) and the effects of the calculation of expected credit losses, in addition to that required by the Brazilian Central BankCircular No. 2,682/99 of the CMN.

Accordingly, the allocated capital considers the following components: credit risk (including expected loss), operational risk, market risk and insurance underwriting risk.

Based on this capital measure, we determined the Risk Adjusted Return on Capital (RAROC), which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed, with a 25% safety margin.

Income Tax Rate

We consider the full income tax rate, net of the tax effect of the payment of interest on net equity, for the Commercial Banking - Retail, Consumer Credit - Retail, Wholesale Banking and Activities with the Market. The difference between the amount of income tax determined by segment and the amount of the effective income tax, as indicated in the consolidated financial statement, is allocated to the Activities with the Market + Corporation segment column.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 47

Segment Analysis

The pro forma financial statements of the Commercial Banking - Retail, Consumer Credit - Retail, Wholesale Banking and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On December 31, 2014	R$ million

				Activities with
	Commercial	Consumer	Wholesale	the Market +
	Banking - Retail	Credit - Retail	Banking	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	778,112	104,064	353,184	96,058	1,188,779
Cash and Cash Equivalents	15,360	-	2,200	-	17,527
Short-term Interbank Investments	261,904	-	51,507	7,289	229,828
Securities and Derivative Financial Instruments	186,045	-	103,943	47,661	299,627
Interbank and Interbranch Accounts	65,133	-	58	-	63,810
Loan, Lease and Other Credit Operations	160,689	103,305	184,195	3,572	451,760
(Allowance for Loan Losses)	(9,897)	(6,329)	(4,379)	(12)	(20,618)
(Complementary Expected Loss Provisions)	-	-	-	(6,330)	(6,330)
Other Assets	98,878	7,088	15,661	43,879	153,175
Foreign Exchange Portfolio	36,418	-	4,976	11,735	42,392
Others	62,460	7,088	10,685	32,144	110,782
Permanent Assets	12,673	4,566	1,029	1,656	19,923
Total Assets	790,785	108,629	354,212	97,713	1,208,702
Liabilities and Equity
Current and Long-Term Liabilities	765,055	93,434	329,101	64,065	1,109,017
Deposits	306,367	-	57,766	144	294,773
Deposits Received under Securities Repurchase Agreements	124,019	62,209	143,227	20,114	325,013
Funds from Acceptances and Issue of Securities	72,748	-	10,948	-	47,750
Interbank and Interbranch Accounts	1,213	-	4,050	-	5,260
Borrowings and Onlendings	25,677	1,668	62,326	-	88,776
Derivative Financial Instruments	1,195	-	17,208	-	17,394
Other Liabilities	121,160	29,557	33,578	43,806	217,374
Foreign Exchange Portfolio	36,413	-	5,764	11,735	43,176
Others	84,747	29,557	27,814	32,071	174,198
Technical Provisions for Insurance, Pension Plans and Premium Bonds	112,675	-	-	-	112,675
Deferred Income	1,024	-	398	-	1,423
Minority Interest in Subsidiaries	-	1,286	-	1,128	2,415
Economic Allocated Capital - Tier I (*)	24,706	13,909	24,712	32,521	95,848
Total Liabilities and Equity	790,785	108,629	354,212	97,713	1,208,702

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution so as to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 4th Quarter of 2014

R$ million

				Activities with
	Commercial	Consumer	Wholesale	the Market +
	Banking - Retail	Credit - Retail	Banking	Corporation	Itaú Unibanco
Operating Revenues	13,778	4,668	3,960	1,347	23,754
Managerial Financial Margin	7,681	2,882	2,878	1,264	14,705
Financial Margin with Clients	7,681	2,882	2,878	246	13,687
Financial Margin with the Market	-	-	-	1,018	1,018
Banking Service Fees and Income from Banking Charges	3,955	1,786	1,036	48	6,825
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,143	-	47	35	2,224
Loan and Retained Claims/ Losses net of Recovery	(1,889)	(912)	(1,006)	27	(3,781)
Expenses for Allowance for Loan Losses	(2,195)	(1,331)	(1,115)	27	(4,614)
Income from Recovery of Credits Written Off as Losses	797	419	114	-	1,330
Retained Claims	(491)	-	(6)	-	(497)
Operating Margin	11,889	3,756	2,954	1,374	19,973
Other Operating Income/(Expenses)	(7,636)	(2,328)	(1,400)	(270)	(11,633)
Non-interest Expenses	(6,589)	(2,042)	(1,179)	(302)	(10,113)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(765)	(286)	(220)	33	(1,239)
Selling Expenses From Insurance	(281)	-	-	-	(281)
Income before Tax and Minority Interests	4,254	1,428	1,554	1,104	8,340
Income Tax and Social Contribution	(1,556)	(433)	(512)	(94)	(2,595)
Minority Interests in Subsidiaries	-	(86)	-	1	(85)
Recurring Net Income	2,698	909	1,042	1,011	5,660
(RAROC) – Return on Average Tier I Allocated Capital	43.4%	26.6%	17.0%	14.1%	24.7%
Risk Adjusted Efficiency Ratio (RAER)	67.3%	67.4%	58.4%	20.0%	63.0%
Efficiency Ratio (ER)	52.8%	46.6%	31.5%	21.9%	46.2%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 48

Segment Analysis

The pro forma financial statements of the Commercial Banking - Retail, Consumer Credit - Retail, Wholesale Banking and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On September 30, 2014	R$ million

				Activities with
	Commercial	Consumer	Wholesale	the Market +
	Banking - Retail	Credit - Retail	Banking	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	733,457	99,394	326,965	93,526	1,139,030
Cash and Cash Equivalents	14,607	-	2,084	-	16,636
Short-term Interbank Investments	238,704	-	38,996	7,495	217,538
Securities and Derivative Financial Instruments	181,146	-	98,244	41,095	283,108
Interbank and Interbranch Accounts	68,003	-	40	-	68,044
Loan, Lease and Other Credit Operations	149,124	99,803	175,848	4,056	428,832
(Allowance for Loan Losses)	(9,888)	(6,480)	(3,646)	(27)	(20,041)
(Complementary Expected Loss Provisions)	-	-	-	(5,217)	(5,217)
Other Assets	91,761	6,070	15,399	46,123	150,130
Foreign Exchange Portfolio	31,336	-	3,337	13,053	41,047
Others	60,425	6,070	12,062	33,070	109,083
Permanent Assets	11,465	4,538	867	1,657	18,527
Total Assets	744,922	103,932	327,832	95,183	1,157,557
Liabilities and Equity
Current and Long-Term Liabilities	718,930	89,259	303,101	66,160	1,063,139
Deposits	269,337	-	57,572	187	280,975
Deposits Received under Securities Repurchase Agreements	104,851	61,250	138,013	20,495	304,024
Funds from Acceptances and Issue of Securities	75,632	-	6,838	-	47,089
Interbank and Interbranch Accounts	6,226	-	3,383	-	9,606
Borrowings and Onlendings	30,536	1,429	53,546	-	81,659
Derivative Financial Instruments	4,102	-	13,384	-	16,203
Other Liabilities	115,273	26,580	30,363	45,478	210,609
Foreign Exchange Portfolio	31,755	-	3,726	13,053	41,855
Others	83,518	26,580	26,638	32,425	168,754
Technical Provisions for Insurance, Pension Plans and Premium Bonds	112,973	-	-	-	112,973
Deferred Income	969	-	349	-	1,318
Minority Interest in Subsidiaries	-	1,280	-	1,044	2,324
Economic Allocated Capital - Tier I (*)	25,023	13,393	24,382	27,979	90,776
Total Liabilities and Equity	744,922	103,932	327,832	95,183	1,157,557

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution so as to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 3rd Quarter of 2014

R$ million

				Activities with
	Commercial	Consumer	Wholesale	the Market +
	Banking - Retail	Credit - Retail	Banking	Corporation	Itaú Unibanco
Operating Revenues	13,593	4,484	3,816	1,413	23,305
Managerial Financial Margin	7,552	2,770	2,718	1,330	14,369
Financial Margin with Clients	7,552	2,770	2,718	247	13,287
Financial Margin with the Market	-	-	-	1,083	1,083
Banking Service Fees and Income from Banking Charges	3,743	1,714	1,051	50	6,558
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,298	-	47	33	2,379
Loan and Retained Claims/ Losses net of Recovery	(2,208)	(943)	(751)	-	(3,902)
Expenses for Allowance for Loan Losses	(2,472)	(1,352)	(917)	-	(4,741)
Income from Recovery of Credits Written Off as Losses	814	409	175	-	1,397
Retained Claims	(551)	-	(8)	-	(559)
Operating Margin	11,385	3,541	3,065	1,413	19,403
Other Operating Income/(Expenses)	(7,289)	(2,275)	(1,506)	(222)	(11,292)
Non-interest Expenses	(6,246)	(1,985)	(1,282)	(241)	(9,753)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(759)	(290)	(224)	19	(1,254)
Selling Expenses From Insurance	(284)	-	-	-	(284)
Income before Tax and Minority Interests	4,096	1,265	1,559	1,191	8,112
Income Tax and Social Contribution	(1,490)	(390)	(497)	(194)	(2,571)
Minority Interests in Subsidiaries	-	(82)	-	(2)	(84)
Recurring Net Income	2,606	794	1,061	996	5,457
(RAROC) – Return on Average Tier I Allocated Capital	41.3%	24.7%	17.8%	15.2%	24.7%
Risk Adjusted Efficiency Ratio (RAER)	68.1%	69.8%	56.6%	16.8%	63.2%
Efficiency Ratio (ER)	50.9%	47.3%	35.7%	16.8%	45.5%
Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 49

Segment Analysis

Commercial Banking - Retail

The revenues from the Commercial Banking – Retail segment emanate from the offer of banking products and services to a diversified client base, including individuals and companies. The segment includes retail, high-income and high-net worth clients (private banking) and very small and small companies.

In the fourth quarter of 2014, recurring net income increased 3.5% from the previous quarter and totaled R$2,698 million. This increase was mainly due to a 14.5% decrease on loan and retained claim losses net of recovery, which totaled R$1,889 million in the quarter as a consequence of lower expenses for the allowance for loan losses and lower retained claims. In addition, operating revenues increased R$185 million, or 1.4%, explained by the increase of 5.6% in banking service fees and income from banking charges and of 1.7% in the financial margin.

The positive impacts mentioned above were partially offset by higher non-interest expenses, which increased 5.5% in the quarter to R$6.589 million.

The Commercial Banking – Retail segment’s annualized return on allocated capital reached 43.4% in the quarter. The risk-adjusted efficiency ratio reached 67.3%.

Loan Portfolio - Commercial Banking

The loan portfolio totaled R$160,689 million at the end of December 2014, increasing 7.8% when compared to September 30, 2014.

The coverage ratio for NPL over 90 days (with no additional allowance) reached 142% on December 31, 2014. If we included the additional allowance, the coverage ratio would have reached 177% at the end of the fourth quarter of 2014.

Allowance for Loan Losses and Coverage Ratio

Some additional Commercial Banking - Retail Highlights:

Service Network (*) | Individuals

Our service network covers the entire Brazilian territory and adopts a segmentation strategy that includes structures, products and services developed to meet the specific needs of our different clients. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Our products are available in our service network and through the “30 Horas” electronic channels and include: current accounts, investments, credit cards, personal loans, insurance, consortia, mortgage loans, vehicle financing and other banking products.

At the end of the fourth quarter of 2014, our branch network in Brazil was composed of 4,810 units, including regular branches and Client Service Branches (CSB). From January to December 2014, 46 Client Service Branches (CSBs) and 90 branches, 31 of which are digital branches, were opened in Brazil.

Retail Points of Service in Brazil (*)

(*) Does not include branches and CSBs abroad and Itaú BBA.

1 – In December 2014, total branches include 31 digital branches and 59 business branches, which are considered points of service by the CMN Resolution No. 4,072/2012.

2 - Points of service include only Client Service Branches (CSBs).

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSB)

(*) Does not include branches and CSBs abroad and Itaú BBA.

Private bank

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which comprises private bankers, investment advisers and product experts, serves our clients from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Montevideo, Asuncion, Grand Cayman Island and Nassau.

In 2014, we were recognized, once again, by major international publications in the Private Banking market. We were elected the Best Private Bank in Brazil and Best Private Bank for Innovation by PWM/The Banker, a publication of the Financial Times. Private Banker International recognized us as the Outstanding Global Private Bank - Latin America and Euromoney recognized us the Best Private Banking Services Overall in Brazil and Best Private Banking Services Overall in Paraguay.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 50

Segment Analysis

Consumer Credit - Retail

Revenues from the Consumer Credit segment emanate from financial products and services offered to our non-account holder clients, and include vehicle financing outside the branch network, credit cards and the Itaú BMG Consignado operations.

In the fourth quarter of 2014, the segment recorded a recurring net income of R$909 million, a 14.5% increase when compared to the third quarter of 2014. The segment’s net income was positively impacted by (i) a 4.1% increase in operating revenues, which totaled R$4,668 million in the period and (ii) a 3.2% decrease in loan losses net of recovery, which totaled R$912 million in the last quarter of 2014.

In the fourth quarter of 2014, non-interest expenses totaled R$2,042 million, an increase of 2.9% when compared to the third quarter of 2014.

The return on allocated capital was 26.6% for the year, and the risk-adjusted efficiency ratio reached 67.4% in the fourth quarter of 2014.

Credit Portfolio- Consumer Credit

On December 31, the loan portfolio totaled R$103,305 million, 3.5% higher than on September 30, 2014, primarily driven by the increase in the Banco Itaú BMG Consignado portfolio.

The coverage ratio for NPL over 90 days reached 127% at the end of the fourth quarter of 2014, 300 basis points higher than the third quarter of 2014. Including the additional allowance, the coverage ratio reached 135% on December 31, 2014.

Allowance for Loan Losses and Coverage Ratio

Wholesale Banking

The revenues from the Wholesale Banking segment emanate from products and services offered to middle market companies and activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services.

In the fourth quarter of 2014, operating revenues amounted to R$3,960 million, a 3.8% increase from the previous quarter, mainly due to the increase of 5.9% in the financial margin which totaled R$2,878 million. Loans and retained claim losses, net of recovery, totaled R$1,006 million, an increase of 34.0% in the quarter, mainly due to the increase in the allowance for loan losses in specific groups. Non-interest expenses dropped 8.0% to R$ 1.179 million in the current period. Accordingly, the decrease in the Wholesale Banking net income was 1.8% when compared to the previous quarter, reaching R$1,042 million.

The return on allocated capital reached 17.0% for the year and the adjusted efficiency ratio was 58.4%.

Loan Portfolio– Wholesale Banking

The loan portfolio reached R$184,195 million on December 31, 2014, a 4.7% increase when compared to September 30, 2014.

The coverage ratio for the 90-day NPL reached 221% at the end of the last quarter of 2014.

Considering the additional allowance, the coverage ratio reached 344% in December 2014, an increase of 7,700 basis points from the previous period. This increase was due to the impact that lower economic growth could have on specific sectors.

Allowance for Loan Losses and Coverage Ratio

Note: in the first quarter of 2014, we have reclassified some economic groups from Wholesale Banking to Commercial Bank - Retail

Large Companies

Our clients are approximately 3,400 large corporate groups in Brazil, Argentina, Chile, Colombia and Peru. We also serve over 210 financial institutions and 780 institutional investors. We offer them a broad portfolio of banking products and services, from cash management to structured operations and transactions in the capital markets.

The loan portfolio (including endorsements and sureties) increased 4.0% when compared to the third quarter of 2014, due to transactions in both local and foreign currency.

We continue to distinguish ourselves for the excellent level of quality of the loan portfolio, in which 93.6% of the credits are attributed “AA”, “A” and “B” ratings in accordance with the criteria set forth in Resolution No. 2,682 of the National Monetary Council.

We also excelled in derivative operations in which we maintained our leading position in CETIP (Clearing House for the Custody and Financial Settlement of Securities). We focused on operations that hedge our clients’ exposures to foreign currencies, interest rates and commodities. We were elected “Best Latin American derivative provider” by Global Finance Magazine.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 51

Segment Analysis

Middle Market Companies

Aiming at a more specialized service structure, since 2013, part of the medium businesses subsegment became part of the Wholesale Bank. To this end, throughout 2014, we have developed a differentiated business model, which enables us to meet costumer needs with more quality and to grow in a more sustainable manner in order to achieve a prominent position in the market.

Investment Banking

Fixed Income: in the period from January to December 2014, we took part in operations with debentures, promissory notes and securitizations, which totaled R$21.2 billion. In the Brazilian Association of Financial and Capital Market Entities (ANBIMA) ranking of fixed-income distribution, we ranked first with a market share of 20.0%. In international fixed-income issues, we acted as joint bookrunners of offerings totaling US$12.1 billion and, in terms of number of operations, we ranked third in the ranking of Issuances by Brazilian Companies of December 2014 of BondRadar(*).

Mergers and Acquisitions: we provided financial advisory services for 78 transactions in 2014, ranking first in the Thomson ranking for number of operations, totaling US$25.0 billion.

Project Finance: we provided financial advisory for “Sistema Produtor São Lourenço”, which is the largest and longest financing operation for a Public Private Partnership (PPP) in Brazil, a 20-year operation totaling R$2.6 billion.

In December, we signed a loan package deal to finance a US$260 million project of 260 MW power installed capacity in the Brazilian Northeast under development by Enel, jointly with the International Finance Corporation (IFC), who will act as arranger for the loan.

(*) Only considers operations in dollar and local currency.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 52

Banking & Insurance Operations

We present below the financial statements and relevant financial indicators on the performance of our banking and insurance operations, which include the insurance, pension plan and premium bonds operations. This information has been prepared based on managerial information generated by internal models for the purpose of more accurately reflecting the performance of these operations.

As of the first quarter of 2014, we started calculating our allocated capital based on the minimum capital required for the insurance, pension plan and premium bonds operations plus a 25% safety margin. The capital includes the portions of underwriting, credit and operational risk. The historical data was reclassified for comparison purposes.

Highlights

We present below the main indicators of our banking and insurance operations. In this analysis, we did not include the result of excess capital in our operations, calculated as the difference between our total capital and the capital of these two activities.

Sales Cost Model

The practice in Itaú Unibanco is to allocate the selling costs to all of our products and services based on the corresponding utilization of each channel (full allocation method). Accordingly, the selling costs related to insurance, pension plan and premium bonds products in our branch network and other electronic or physical distribution channels are recorded in our income statement of the insurance segment. This practice has both accounting and managerial effects.

Income Statement | Operating Revenues Perspective

The Pro Forma financial statements below were prepared based on internal information from our managerial model for the purpose of presenting the performance of our banking and insurance operations (Itaú Insurance, Pension Plan and Premium Bonds).

					R$ million
	4Q14				3Q14
		Banking	Insurance	Excess		Banking	Insurance	Excess
	Consolidated	Operations	Operations	Capital	Consolidated	Operations	Operations	Capital
Operating Revenues	23,754	20,834	2,419	501	23,305	20,129	2,776	400
Managerial Financial Margin (1)	14,635	14,134	0	501	14,292	13,696	196	400
Banking Service Fees and Income from Banking Charges (1)	6,825	6,701	124	-	6,558	6,433	125	-
Result from Insurance, Pension Plan and Premium Bonds (1)	2,274	(0)	2,274	-	2,442	0	2,442	-
Other Components of Operating Revenues	21	-	21	-	13	-	13	-
Loan and Retained Claim Losses Net of Recovery	(3,781)	(3,284)	(497)	-	(3,902)	(3,343)	(559)	-
Result from Loan and Lease Losses	(3,284)	(3,284)	-	-	(3,343)	(3,343)	-	-
Retained Claims	(497)	-	(497)	-	(559)	-	(559)	-
Operating Margin	19,973	17,550	1,922	501	19,403	16,786	2,216	400
Other Operating Expenses	(11,633)	(10,729)	(881)	(23)	(11,292)	(10,441)	(831)	(19)
Non-interest Expenses	(10,113)	(9,588)	(525)	-	(9,753)	(9,302)	(452)	-
Selling Expenses From Insurance	(281)	-	(281)	-	(284)	-	(284)	-
Other Results	(1,239)	(1,141)	(75)	(23)	(1,254)	(1,140)	(95)	(19)
Income before Tax and Minority Interests	8,340	6,821	1,042	477	8,112	6,344	1,386	381
Income Tax and Social Contribution and Minority Interests	(2,680)	(2,102)	(387)	(191)	(2,655)	(1,997)	(506)	(152)
Recurring Net Income	5,660	4,719	654	286	5,457	4,348	880	229
Recurring Return on Average Equity – Annualized	24.7%	26.7%	57.1%	6.9%	24.7%	25.1%	78.7%	6.3%
Efficiency Ratio (ER)	46.2%	48.7%	34.4%	-	45.5%	49.0%	27.4%	-
Risk-Adjusted Efficiency Ratio (RAER)	63.0%	65.4%	55.6%	-	63.2%	66.6%	48.3%	-

Note: (1) Under the managerial reporting standards, both the fees and the financial margins are allocated to result from insurance, pension plan and premium bonds. In 2014, we began to allocate commission revenues from other insurance companies to our insurance transactions.

Evolution of Net Income and Segments’ Share in Net Income of Itaú Unibanco

The recurring net income from Banking Operations (banking products and services) reached R$4.719 million in the fourth quarter of 2014, an increase of 8.5% from the previous quarter, mainly due to the increase in operating revenues driven by the growth in the managerial financial margin and in banking service fees and income from banking charges, which were partially offset by the increase in non-interest expenses.

The recurring net income from Insurance Operations (Itaú Insurance, Pension Plan and Premium Bonds) reached R$654 million in the fourth quarter of 2014, a 25.7% decline from the previous quarter, influenced by the decrease in the managerial financial margin as the impact of the early termination of the agreement between Itaú Seguros S.A. and Via Varejo, which occurred in the last quarter, as well as the decrease in the result from insurance, pension plan and premium bonds operations before retained claims and selling expenses.

The insurance ratio(1), which represents the ratio of recurring net income from insurance, pension plan and premium bonds operations to Itaú Unibanco’s recurring net income, excluding the result of excess capital, reached 12.2%, a decrease of 460 basis points from the previous quarter.

(1) Insurance Ratio (%) = Recurring net income from Insurance, Pension Plan and Premium Bonds operations/ Itaú Unibanco’s recurring net income, without excess capital.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 54

Banking & Insurance Operations

Evolution of Efficiency Ratio, Risk-Adjusted Efficiency Ratio and Annualized Return on Average Equity

The efficiency ratio of Banking Operations reached 48.7% in the fourth quarter of 2014, a decrease of 30 basis points from the previous quarter. This ratio decreased because the increase in operating revenues (3.5% from the previous quarter) was higher than the increase in non-interest expenses (3.1% from the previous quarter).

The risk-adjusted efficiency ratio reached 65.4%, a decrease of 120 basis points when compared to the previous quarter, driven by the decrease in the result from loan losses and by the same factors that influenced the efficiency ratio.

The annualized recurring return on equity of the banking operations reached 26.7% in the period, an increase of 160 basis points from the previous quarter.

The efficiency ratio of Itaú Insurance, Pension Plan and Premium Bonds operations reached 34.4% in the fourth quarter of 2014, an increase of 700 basis points from the previous quarter, mainly due to the increase in non-interest expenses (16.3% from the previous quarter).

The risk-adjusted efficiency ratio in the fourth quarter of 2014 reached 55.6% in the period, an increase of 730 basis points from the previous quarter, mainly driven by the same factors that influenced the efficiency ratio. In the fourth quarter of 2014, the loss ratio of our insurance core activities reached 29.0%, 220 basis points lower than the previous quarter.

The annualized recurring return on equity of the insurance operations reached 57.1% in the period, a decrease of 2,160 basis points when compared to the previous quarter.

Balance Sheet

				R$ million
	Dec 31, 14			Sep 30, 14
		Banking	Insurance		Banking	Insurance
	Consolidated(1)	Operations	Operations	Consolidated(1)	Operations	Operations
Assets
Current and Long-term Assets	1,188,779	1,052,788	116,429	1,139,030	1,007,119	117,070
Securities and Derivative Financial Instruments	299,627	165,985	114,080	283,108	157,008	111,258
Loan, Lease and Other Loan Operations	451,760	451,760	-	428,832	428,832	-
(Allowance for Loan Losses)	(26,948)	(26,948)	-	(25,258)	(25,258)	-
Other Assets	464,340	461,990	2,349	452,348	446,537	5,812
Permanent Assets	19,923	19,923	-	18,527	18,527	-
Total Assets	1,208,702	1,072,711	116,429	1,157,557	1,025,646	117,070
Liabilities and Equity
Current and Long – Term Liabilities	1,110,439	996,666	113,773	1,064,457	950,279	114,179
Deposits Received under Securities Repurchase Agreements	325,013	325,013	-	304,024	304,024	-
Borrowings and Onlendings	88,776	88,776	-	81,659	81,659	-
Technical Provisions for Ins., Pension Plans and Premium Bonds	112,675	-	112,675	112,973	-	112,973
Other Liabilities (2)	583,974	582,877	1,098	565,801	564,595	1,206
Minority Interest in Subsidiaries	2,415	2,415	-	2,324	2,324	-
Stockholders' Equity	95,848	73,630	2,657	90,776	73,043	2,891
Total Liabilities and Equity	1,208,702	1,072,711	116,429	1,157,557	1,025,646	117,070

(1) The Consolidated column does not represent the sum of banking and insurance operations, because the excess capital is allocated only in the consolidated column.

(2) Includes Deferred Income.

On December 31, 2014, total assets from banking operations, which includes securities, derivative financial instruments and loan, lease and other loan operations reached R$1,072,711 million, an increase of 4.6% from the previous quarter.

Stockholders’ equity from banking operations reached R$73,630 million in the period, an increase of R$586 million.

Total assets from Itaú Insurance, Pension Plan and Premium Bonds reached R$116,429 million on December 31, 2014, a decrease of 0.5% from the previous period, mainly due to the decrease of 0.3% in investments related to technical provisions for insurance, pension plan and premium bonds, which were impacted by the sale of the large risk portfolio in the period.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 55

Insurance Operations

The pro forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related business. As of the fourth quarter of 2014, we have adopted a new disclosure for the results from Itaú Insurance, Pension Plan and Premium Bonds.

Pro Forma Recurring Income Statement | Itaú Insurance, Pension Plan and Premium Bonds

							R$ million
	4Q14			3Q14			Variation 4Q14-3Q14
		Core	Other		Core	Other			Core
	Total	Activities	Activities	Total	Activities	Activities	Total		Activities
Earned Premiums	1,478	1,009	469	1,586	1,015	571	(108)	-6.8%	(5)	-0.5%
Revenues from Pension Plan and Premium Bonds	182	182	-	237	237	-	(55)	-23.2%	(55)	-23.2%
Retained Claims	(497)	(301)	(196)	(559)	(293)	(267)	62	-11.1%	(9)	3.0%
Selling Expenses	(281)	(37)	(244)	(284)	(50)	(235)	3	-1.1%	12	-24.9%
Underwriting Margin	700	671	29	742	672	70	(42)	-5.7%	(2)	-0.2%
Result from Insurance, Pension Plan and Premium Bonds	882	853	29	979	909	70	(97)	-10.0%	(57)	-6.2%
Managerial Financial Margin	213	173	40	436	185	251	(223)	-51.2%	(12)	-6.3%
Service Fees	440	438	2	430	428	2	10	2.4%	10	2.4%
Earnings of Affiliates	106	86	21	88	75	13	18	20.5%	11	14.6%
Non-interest Expenses	(525)	(453)	(72)	(452)	(383)	(69)	(73)	16.3%	(70)	18.4%
Tax Expenses for ISS, PIS and Cofins and other taxes	(75)	(69)	(6)	(95)	(69)	(27)	21	-21.9%	(0)	0.2%
Income before Tax and Minority Interests	1,042	1,028	14	1,386	1,146	241	(345)	-24.9%	(118)	-10.3%
Income Tax/Social Contribution and Minority Interests	(387)	(392)	5	(506)	(418)	(88)	119	-23.5%	26	-6.2%
Recurring Net Income	654	636	18	880	728	153	(226)	-25.7%	(92)	-12.6%
Recurring Return on Allocated Capital	57.1%	64.2%	11.8%	78.7%	77.4%	105.0%	-2,160 bps		1,320 bps
Efficiency Ratio (ER)	34.4%	26.9%	60.2%	27.4%	23.1%	37.4%	690 bps		380 bps

Note: Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Our core activities consist of mass-market products related to Life, Property, Credit, Pension and Premium Bonds. Other insurance activities correspond to extended warranty, large risks, DPVAT products and our interest in IRB.

We continue to concentrate efforts on distribution through our own channels, due to greater agility and efficiency. We carried out a comprehensive review of products’ characteristics, increasing the distribution channels and investment in technology, in order to better match the products offered to clients to their protection needs. Additionally, as a result of more efficient processes, we significantly improved the quality of our client services, achieving a broader diversification of the distribution channels and a 13.7% increase in sales when compared to the same quarter of the previous year.

The focus on sales in low-cost channels as part of our distribution strategy positively impacted our profitability. Our priority channels currently represent 57.2% of the sales to account holders, a 22.5% increase from the same quarter of 2013. Sales through ATMs continued to grow in the fourth quarter of 2014 and increased 1,000 basis points when compared to the same period of the previous year. Sales through mobile banking channels increased 25.7% from the third quarter of 2014, and the number of items sold through the Internet increased 49.7% when compared to the fourth quarter of 2013, with an increasingly significant share coming from the Virtual Insurance Store, an innovative initiative in the banking insurance market.

The recurring net income from Itaú Insurance, Pension Plan and Premium Bonds reached R$654 million in the fourth quarter of 2014, a 25.7% decrease from the previous quarter, mainly influenced by the effect of the early termination of the agreement between Itaú Seguros S.A. and Via Varejo, which took place in the previous quarter, by the decrease in earned premiums as the result of the sale of the large risk portfolio and by the increase of non-interest expenses.

The return on allocated capital reached 57.1% in the quarter, a decrease of 2,160 basis points when compared to the third quarter of 2014.

Net income from the core activities decreased 12.6%, mainly due to lower net pension plan contributions and premium bonds revenues and higher non-interest expenses.

Recurring Net Income | Itaú Insurance, Pension Plan and Premium Bonds

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 56

Insurance Operations

Breakdown of Recurring Net Income | Itaú Insurance, Pension Plan and Premium Bonds

In the fourth quarter of 2014, the ratio of the result of core activities to the recurring net income from Itaú Insurance, Pension Plan and Premium Bonds reached 97.2%. This quarter, the ratio of the core insurance activities increased 1,160 basis points when compared to the previous quarter, representing 61.7% of net income.

The ratio of the other activities subsegment reached 2.8% in the period, a decrease of 1,460 basis points, mainly due to the early termination of the agreement between Itaú Seguros S.A. and Via Varejo that took place in the previous quarter.

Balance Sheet | Itaú Insurance, Pension Plan and Premium Bonds

The balance sheet of Itaú Insurance, Pension Plan and Premium Bonds is presented below. On December 31, 2014, total assets amounted to R$116.4 billion, a reduction of R$641 million from the end of the third quarter of 2013, mainly due to the sale of the large risk portfolio in the period. Technical provisions, including insurance, pension plan and premium bonds, totaled R$112.7 million in the period, a decrease of 0.3% when compared to the previous quarter.

									R$ million
									Variation
									Dec 31,14 -
	Dec 31, 14				Sep 30, 14				Sep 30, 14
	Insurance	Pension Plan	Premium Bonds	Total	Insurance	Pension Plan	Premium Bonds	Total	Total

Assets
Current and Long-Term Assets
Securities	5,789	105,172	3,119	114,080	7,172	100,978	3,108	111,258	2,822	2.5%
Other Assets (mainly receivables from insurance)	2,349	-	-	2,349	5,812	-	-	5,812	(3,462)	-59.6%
Total Assets	8,139	105,172	3,119	116,429	12,984	100,978	3,108	117,070	(641)	-0.5%

Liabilities and Equity
Current and Long – Term Liabilities	6,616	104,114	3,042	113,773	11,194	99,947	3,038	114,179	(406)	-0.4%
Technical Provisions – Insurance	6,004	-	-	6,004	10,460	-	-	10,460	(4,456)	-42.6%
Technical Provisions – Pension Plans and VGBL	-	103,661	-	103,661	-	99,505	-	99,505	4,157	4.2%
Technical Provisions – Premium Bonds	-	-	3,010	3,010	-	-	3,008	3,008	1	0.0%
Other Liabilities	612	453	33	1,098	734	442	30	1,206	(108)	-9.0%
Allocated Tier I Capital	1,523	1,057	76	2,657	1,790	1,031	70	2,891	(235)	-8.1%
Total Liabilities and Equity	8,139	105,172	3,119	116,429	12,984	100,978	3,108	117,070	(641)	-0.5%

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 57

Insurance | Core Activities

The figures presented in this section are part of our insurance operations.

Pro Forma Recurring Income Statement of the Insurance Segment | Core Activities

			R$ million
			Variation
	4Q14	3Q14	4Q14-3Q14
Earned Premiums	1,009	1,015	(5)	-0.5%
Retained Claims	(293)	(272)	(20)	7.5%
Selling Expenses	(37)	(49)	12	-24.1%
Other Operating Income/(Expenses) of Insurance Operations	-	-	-	-
Underwriting Margin	680	693	(14)	-2.0%
Managerial Financial Margin	34	35	(1)	-3.9%
Service Fees	123	124	(1)	-1.1%
Earnings of Affiliates	86	75	11	14.6%
Non-interest Expenses	(228)	(209)	(19)	9.0%
Tax Expenses for ISS, PIS and Cofins and other taxes	(44)	(42)	(2)	4.9%
Income before Tax and Minority Interests	650	676	(26)	-3.9%
Income Tax/Social Contribution and Minority Interests	(246)	(236)	(10)	4.4%
Recurring Net Income	404	440	(37)	-8.4%
Recurring Return on Allocated Capital	56.8%	65.9%		-910 bps
Efficiency Ratio (ER)	22.0%	21.4%		60 bps

Our insurance core activities consist of mass-market products related to life, property and credit. These products are offered in synergy through the many channels of the bank, such as the retail channels - branch network, partnership with retailers, credit card clients, real estate and vehicle financing, personal and payroll loans - and the wholesale channel. These products have characteristics such as low risk (lower loss ratio), low volatility in the result and less use of capital, making this a strategic service, which is increasingly relevant in the diversification of the conglomerate’s revenues.

We continue to evaluate the optimal distribution and channels in a swift and efficient manner. Additionally, we carried out a comprehensive review of the products characteristics, increasing the distribution channels and the investment in technology in order to better match the products offered to clients to their protections needs, through tailor-made channels and prices.

From January to November of 2014(*), our market share, including our 30% interest in Porto Seguro, reached 12.1% in earned premiums from the core activities, based on information disclosed by SUSEP (Superintendency of Private Insurance, which regulates all insurance lines, except Health Insurance, which is regulated by ANS, the National Health Agency). Considering only our insurance core activities, our market share reached 14.3% in the same period.

In the fourth quarter of 2014, recurring net income from the core insurance activities totaled R$404 million, an 8.4% decrease from the previous quarter, mainly due to the increase in non-interest expenses and to the increase in retained claims.

(*) Most recent data available on 11/30/2014.

Quarterly Net Income | Insurance Core Activities

Earned Premiums Quarterly Breakdown| Insurance Core Activities

In the fourth quarter of 2014, earned premiums from core insurance activities reached R$1,009 million, remaining practically stable when compared to the previous quarter.

The consolidated underwriting margin from our core insurance activities amounted to R$680 million in the fourth quarter of 2014, a decrease of 2.0% when compared to the previous quarter due to higher claims expenses, which were mainly influenced by life and personal injury products and consortia breach of warranty insurance.

This quarter, the ratio of underwriting margin to earned premiums reached 67.3%, a decrease of 100 basis points from the previous quarter.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 58

Insurance | Core Activities

Retained Claims Quarterly Breakdown | Insurance Core Activities

In the fourth quarter of 2014, retained claims from core insurance activities amounted to R$293 million, an increase of 7.5% when compared to the previous quarter, mainly influenced by the life and personal injury products and consortia breach of warranty insurance.

Earned Premiums Breakdown | Life Insurance

Combined Ratio | Insurance - Core Activities

Note: The combined ratio is the sum of the following ratios: retained claims/ earned premiums, selling expenses/earned premiums and administrative expenses, other expenses and tax expenses for ISS, PIS and Cofins and other taxes /earned premiums.

The combined ratio, which reflects the operating cost efficiency as a percentage of income from earned premiums, reached 59.6% in the period, an increase of 320 basis points from the previous quarter, mainly due to the increase in administrative expenses and a higher claims ratio.

Extended Combined Ratio | Insurance Core Activities

Note: The extended combined ratio is the sum of retained claims (+) selling expenses (+) administrative expenses (+) other operating income and expenses divided by earned premiums (+) managerial financial margin (+) service fees.

The extended combined ratio, which reflects the operating cost efficiency a percentage of income from earned premiums, the managerial financial margin and banking service fees, reached 51.6%, in the fourth quarter of 2014, an increase of 290 basis points from the previous quarter, mainly impacted by the same factors that influenced the combined ratio.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio | Insurance Core Activities

In the fourth quarter, the efficiency ratio was 22.0%, a 60 basis point increase from the previous period, mainly driven by an increase in non-interest expenses.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 59

Pension Plan

Pro Forma Recurring Income Statement of Pension Plan Segment

			R$ million
			Variation
	4Q14	3Q14	4Q14-3Q14
Revenues from Pension Plan	33	88	(55)	-62.6%
Retained Claims	(9)	(20)	12	-57.1%
Selling Expenses	(0)	(1)	-	-85.9%
Result from Pension Plan	24	67	(43)	-64.1%
Managerial Financial Margin	85	88	(4)	-4.3%
Service Fees	316	304	11	3.7%
Non-interest Expenses	(150)	(111)	(39)	35.4%
Tax Expenses for ISS, PIS and Cofins and other taxes	(17)	(19)	2	-8.8%
Income before Tax and Minority Interests	257	330	(73)	-22.1%
Income Tax/Social Contribution and Minority Interests	(98)	(127)	29	-22.9%
Recurring Net Income	159	203	(44)	-21.6%

Recurring Return on Allocated Capital	61.1%	79.7%		-1,860 bps
Efficiency Ratio (ER)	36.0%	24.1%		1,190 bps

Product innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

According to the National Federation of Pension and Life Insurance (FENAPREVI), in November 2014 our market share in total technical provisions was 24.0% whereas the market share in plans for individuals was 24.4%, decreasing 50 and 60 basis points when compared to the same period of the previous year, respectively.

The recurring net income of the Pension Plan subsegment totaled R$159 million, a 21.6% decrease from the previous quarter, mainly due to the decrease in the net pension plan contributions and to the increase in non-interest expenses.

Quarterly Total and Net Contributions to Pension Plan

In the quarter, total pension plan contributions totaled R$4,652 million, a 0.7% decrease from the third quarter of 2014, mainly impacted by lower contributions from individuals. Net contributions for the fourth quarter reached R$2,090 million.

Composition of Total Contributions

In the fourth quarter of 2014, total pension plan contributions for individuals decreased 6.0% when compared to the previous quarter. Total pension plan contributions for companies totaled R$600 million in the period, an increase of 60.8% when compared to the third quarter of 2014.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 60

Pension Plan & Premium Bonds

Pension Plan Technical Provisions and Administration Fees

On December 31, 2014, technical provisions for pension plan totaled R$103,661 million, an increase of 4.2% when compared to September 30, 2014, and of 16.8% when compared to the same period of the previous year.

Revenues from administration fees totaled R$316 million in the fourth quarter of 2014, a 3.7% increase from the third quarter.

Evolution of Redemption Rate

The redemption rate, which represents the ratio of redemptions to the balance of the technical provisions for pension plan, reached 2.5%, remaining unchanged from the previous quarter.

Premium Bonds

Pro Forma Premium Bonds Recurring Income Statement

			R$ million
			Variation
	4Q14	3Q14	4Q14-3Q14
Revenues from Premium Bonds	149	149	0	0.1%
Managerial Financial Margin	55	61	(7)	-10.6%
Non-interest Expenses	(75)	(63)	(12)	19.7%
Tax Expenses for ISS, PIS and Cofins and other taxes	(8)	(8)	0	-2.7%
Income before Tax and Minority Interests	121	139	(18)	-13.2%
Income Tax/Social Contribution and Minority Interests	(48)	(55)	7	-13.4%
Recurring Net Income	73	84	(11)	-13.1%

Recurring Return on Allocated Capital	398.6%	506.7%		-10,810 bps
Efficiency Ratio (ER)	38.3%	31.0%		730 bps

The PIC Premium Bonds product is targeted at clients who are interested in competing for prizes. Such product can be purchased through a single payment or monthly payment modality, in accordance with the profile and segment of each client. At the end of the fourth quarter of 2014, the premium bonds business had 14.9 million issued certificates.

In line with our sustainability principles, we established a partnership with the Ayrton Senna Institute, a non-profit organization that works to improve the quality of education at public schools in Brazil. Part of the revenues from the monthly payment for premium bonds certificates is transferred to projects of this Institute.

As a result of the sales in priority channels, the monthly payments for premium bonds certificates increased 22.3% when compared to the previous quarter. In the priority channels, total certificates sold to current account holders represented 73.2% of total sales, an increase of 55.2% when compared to the same period of 2013. In 2014, 3,112 clients received prizes in the aggregate amount of R$64.9 million.

The Premium Bonds subsegment’s recurring net income totaled R$73 million, a 13.1% decrease from the previous quarter, mainly due to the increase in non-interest expenses.

Premium Bonds Technical Provisions

On December 31, 2014, the technical provisions for premium bonds reached R$3,010 million, remaining stable when compared to the third quarter of 2014.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 61

Other Activities

Insurance | Other Activities

The recurring net income from other insurance activities, which correspond to extended warranty, large risks, health insurance, DPVAT products and our interest in IRB, reached R$18 million in the fourth quarter of 2014, an 87.9% decrease from the previous quarter, mainly impacted by the effect of the early termination of the agreement between Itaú Seguros S.A. and Via Varejo, which took place in the previous quarter.

Combined Ratio| Other Insurance Activities

Note: The combined ratio is the sum of the following ratios: retained claims/earned premiums, selling expenses/earned premiums and administrative expenses, other expenses and tax expenses for ISS, PIS and Cofins and other taxes/earned premiums.

The combined ratio of other insurance activities, which reflects the operating cost efficiency as a percentage of income from earned premiums, reached 110.5% in the period, an increase of 590 basis points from the previous quarter, mainly due to the decrease in earned premiums, which was impacted by the sale of the large risks portfolio.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 62

Activities Abroad

International Presence

We are present in 18 countries outside Brazil, seven of which are in Latin America.

In Argentina, Chile, Paraguay and Uruguay, we serve the retail banking, companies, corporate and treasury segments, having commercial banking as our main focus. In Peru, we have an Itaú BBA representation office and in Colombia, we are gradually intensifying our presence through our corporate and investment banking operation. In Mexico, we are in the pre-operational phase of opening a full-service broker.

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo). These are operations that mainly serve institutional, investment banking, corporate and private banking clients.

Information about our number of employees abroad and the international service network is presented below:

Employees Abroad

International Service Network

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 64

Activities Abroad

Latin America

Our operations in Latin America are mainly focused on commercial banking, which is concentrated in the Southern Cone (Argentina, Chile, Paraguay and Uruguay), but also include Colombia in corporate and investment banking operations, and Peru in corporate operations through a representation office. In Mexico, we are in the initial phase of opening a full-service broker.

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies. We have expanded our business in the region in a sustainable manner over the past years and our priority now is to gain economies of scale, maintain a strong presence in the local retail markets and strengthen our relationships with local companies.

On January 29, 2014, we entered into an agreement with CorpBanca and its controlling stockholders for the merger between Banco Itaú Chile and CorpBanca. Some of the regulatory approvals required for the conclusion of this operation were already obtained.

The transaction creates an important platform for our expansion and search for business development in the region. In Chile, it will allow us to move up from the 6th to the 4th position in terms of loans among private banks (data provided by SBIF - Superintendency of Banks and Financial Institutions, November 2014).

Operation in Latin America

As of this quarter, we present the consolidated results for Latin America1 as well as for its respective countries in constant currency3, including the adjustment of hedging effects2.

Income Statement | Latin America (1)

			R$ million
			Variation
	4Q14	3Q14	4Q14 - 3Q14
Operating Revenues	1,061	1,137	-6.7%
Financial Margin	668	763	-12.5%
Banking Service Fees and Income from Banking Charges	344	348	-1.1%
Other Income	49	27	85.0%
Loans and Retained Claims Losses net of Recovery	(106)	(99)	6.9%
Non-Interest Expenses	(670)	(628)	6.7%
Income Before Tax and Profit Sharing	284	410	-30.7%
Income Tax and Social Contribution	(24)	(71)	-66.3%
Profit Sharing	(7)	(7)	6.5%
Recurring Net Income	253	332	-23.8%
Return on Average Equity - Annualized	12.6%	17.5%	-490	bps
Return on Average Assets - Annualized	1.7%	2.3%	-60	bps
Efficiency Ratio	63.2%	55.2%	800	bps

Net income for the fourth quarter of 2014 totaled R$253 million. The financial margin was mainly impacted by (i) a lower result from derivatives and foreign exchange operations in Chile and (ii) from the sale of student loan portfolio in Chile that occurred in the last quarter.

Loan and retained claim losses net of recovery increased 6.9% in the quarter, mainly due to the higher provisions in Argentina (due to increased volume of the loan portfolio) and Uruguay (due to regulatory change related to the recognition of provisions).

Non-interest expenses increased 6.7% in the quarter, mainly due to higher expenses in Chile, Argentina (both impacted by personnel and marketing expenses) and Paraguay (higher expenses from credit card operations).

(1) Includes our operations in Argentina, Chile, Paraguay, Uruguay, Colombia and Mexico.

(2) Excludes the effects of the investment hedge in 3Q14 and 4Q14.

(3) By reporting in constant currency, we eliminate the impacts from exchange rate variations. The exchange rate applied to all periods is the average from December 2014.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 65

Activities Abroad

Balance Sheet | Latin America (1)

			R$ million
			Variation
	Dec 31, 14	Sep 30, 14 (2)	Dec 31, 14 – Sep 30, 14
Assets
Current and Long-Term Assets	60,829	58,441	4.1%
Cash and Cash Equivalents	4,246	4,043	5.0%
Short-Term Interbank Investments	3,031	2,703	12.1%
Securities and Derivative Financial Instruments	5,976	5,655	5.7%
Interbank and Interbranch Accounts	4,480	4,473	0.1%
Loans, Leases and Other Loan Operations	41,675	39,747	4.8%
(Allowance for Loan Losses)	(890)	(828)	7.5%
Other Assets	2,312	2,647	-12.7%
Permanent Assets	799	760	5.0%
Total Assets	61,628	59,201	4.1%
Liabilities and Equity
Current and Long-Term Liabilities	53,452	51,261	4.3%
Deposits	39,064	37,370	4.5%
Deposits Received under Securities Repurchase Agreements	431	345	24.9%
Funds from Acceptances and Issue of Securities	4,441	4,161	6.7%
Interbank and Interbranch Accounts	207	368	-43.8%
Borrowings and Onlendings	3,217	3,068	4.9%
Derivative Financial Instruments	1,194	1,226	-2.6%
Foreign Exchange Portfolio	781	914	-14.5%
Other Liabilities	4,059	3,757	8.0%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	59	54	10.4%
Deferred Income	3	3	14.4%
Stockholders' Equity	8,173	7,937	3.0%
Total Liabilities and Equity	61,628	59,201	4.1%

Assets (1)

Our assets totaled R$61.6 billion in December 2014, an increase of 4.1% when compared to September 2014. Of these total assets, 57.3% are in Chile, which recorded an increase of 3.5% in the quarter.

Asset

Asset Breakdown

Loan Portfolio (1)

The total loan portfolio increased 4.8% when compared to September 2014, reaching R$41.7 billion. This increase is mainly explained by the loan portfolio in Chile, which increased 2.2% in the quarter and corresponds to 64.8% of our total loan portfolio in the region.

Loan Portfolio

Loan Portfolio by Country and Segment | December 2014

Loan Portfolio by Country - Composition

Individual Loan Portfolio - Composition

(1) Includes our operations in Argentina, Chile, Paraguay, Uruguay, Colombia and Mexico.

(2) Constant currency for 12/31/14. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 12/31/14 to all periods.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 66

Activities Abroad

Argentina

Total assets in Argentina reached R$5.3 billion, an increase of 9.7% from September 2014 and 18.9% from December 2013. The loan portfolio reached R$3.5 billion, an increase of 2.1% when compared to September 2014, and 13.2% when compared to the same period of 2013, driven by the higher volume of commercial loans. Stockholders´ equity reached R$596.6 million, and net income was R$15 million in the quarter, mainly impacted by higher provisions.

Loan Portfolio | Argentina

Income Statement | Argentina

			R$ million
			Variation
	4Q14	3Q14	4Q14 - 3Q14
Operating Revenues	244	281	-13.4%
Financial Margin	166	187	-11.3%
Banking Service Fees and Income from Banking Charges	74	81	-8.3%
Other Income	4	14	-70.1%
Loans and Retained Claims Losses net of Recovery	(29)	(17)	78.6%
Non-Interest Expenses	(182)	(176)	3.7%
Income Before Tax and Profit Sharing	32	89	-64.1%
Income Tax and Social Contribution	(12)	(28)	-57.2%
Profit Sharing	(5)	(3)	87.0%
Recurring Net Income	15	59	-74.4%
Return on Average Equity - Annualized	10.2%	42.6%	-3,240	bps
Return on Average Assets - Annualized	1.2%	4.8%	-360	bps
Efficiency Ratio	74.7%	62.4%	1,230	bps

Chile

Our business in Chile is mainly focused on retail and high-income clients, in addition to operations in the companies and corporate segments. Currently, we occupy a prominent position in wealth management and we have the fastest growing loan portfolio (data provided by SBIF - Superintendency of Banks and Financial Institutions, November 2014) among the major banks in the country. The company “Itaú Administradora General de Fondos”, a subsidiary of Banco Itaú Chile, won two Morningstar 2014 awards, as the best fixed income asset manager and best fixed income mutual fund in Latin America.

Total assets in Chile totaled R$35.3 billion in December 2014 an increase of 3.5% in the quarter, and 15.8% in the year. The loan portfolio in December 2014 reached R$27.0 billion, an increase of 2.2% in the quarter, and 14.2% from December 2013, mainly due to the growth of the mortgage, consumer and commercial loan portfolio. The individuals loan portfolio in Chile represents 70.5% of our operations with individuals in Latin America (ex-Brazil) and 64.5% of this portfolio is composed of mortgage loans. The companies loan portfolio in Chile accounts for 61.3% of the companies portfolio in Latin America (ex-Brazil).

Stockholders’ equity in December 2014 totaled R$4.6 billion, and net income in the quarter was R$91 million, mainly impacted by a decrease in financial margin due to (i) a lower result from derivatives and foreign exchange operations and (ii) from the sale of student loan portfolio that occurred in the last quarter.

Loan Portfolio | Chile

Income Statement | Chile

			R$ million
			Variation
	4Q14	3Q14	4Q14 - 3Q14
Operating Revenues	331	423	-21.7%
Financial Margin	235	333	-29.4%
Banking Service Fees and Income from Banking Charges	73	75	-2.5%
Other Income	23	15	53.8%
Loans and Retained Claims Losses net of Recovery	(49)	(65)	-25.7%
Non-Interest Expenses	(206)	(191)	7.7%
Income Before Tax and Profit Sharing	76	166	-54.2%
Income Tax and Social Contribution	15	(23)	-163.4%
Recurring Net Income	91	143	-36.6%
Return on Average Equity - Annualized	7.9%	13.3%	-540	bps
Return on Average Assets - Annualized	1.0%	1.7%	-70	bps
Efficiency Ratio	62.3%	45.3%	1,710	bps

(1) Constant currency for 12/31/14. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 12/31/14 to all periods.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 67

Activities Abroad

Paraguay

Our strategy for the commercial banking (retail) and companies segments during the last years resulted in a significant increase in market share in Paraguay. We hold the leading position among the banks in Paraguay in terms of results, return on average equity and efficiency ratio (data provided by the Central Bank of Paraguay, December 2014).

We have been recognized as the best bank in Paraguay by the Global Finance magazine since 2011, and in 2014, we were recognized by The Banker and Euromoney magazines.

Our assets in Paraguay totaled R$9.2 billion, an increase of 12.5% from September 2014, and 16.8% from last year, mainly explained by a higher loan portfolio, which reached R$5.4 billion, increasing 13.1% in the quarter, and 17.0% during the year. This growth was driven by loan portfolio in local currency and credit cards.

Stockholders’ equity totaled R$1.3 billion, and net income in the quarter was R$94 million, in line with the previous quarter.

Loan Portfolio | Paraguay

Income Statement | Paraguay

			R$ billion
			Variation
	4Q14	3Q14	4Q14 - 3Q14
Operating Revenues	203	189	7.4%
Financial Margin	145	137	5.6%
Banking Service Fees and Income from Banking Charges	58	59	-2.5%
Other Income	1	(7)	-
Loans and Retained Claims Losses net of Recovery	(14)	(10)	46.5%
Non-Interest Expenses	(83)	(77)	8.2%
Income Before Tax and Profit Sharing	106	103	3.1%
Income Tax and Social Contribution	(12)	(9)	24.4%
Recurring Net Income	94	93	0.9%
Return on Average Equity - Annualized	31.2%	33.7%	-250	bps
Return on Average Assets - Annualized	4.4%	4.7%	-30	bps
Efficiency Ratio	40.9%	40.6%	30	bps

Uruguay

We are the third largest private bank in Uruguay in terms of loan portfolio (data provided by the Central Bank of Uruguay - BCU, December 2014) and were recognized as the best bank in Uruguay by the Euromoney magazine. We are also the leading player in the credit card segment through our credit card operator OCA. For the purpose of maintaining this growth pace and increase local penetration, we purchased the retail operations of Citibank in Uruguay as well as their Visa, Mastercard and Diners credit card operations, as previously disclosed.

Our assets totaled R$11.3 billion in December 2014, a decrease of 2.9% when compared to September 2014, and an increase of 14.6% from December 2013, mainly due to the increase in loan operations and interbank accounts (reserve requirement). The loan portfolio reached R$5.4 billion, an increase of 10.7% in the quarter and 23.2% when compared to the same period of 2013, mainly driven by higher companies loan volume and higher credit card operations volume.

Stockholders’ equity totaled R$1.2 billion in December 2014, and net income in the quarter was R$51 million, mainly due to the increase in loan operations and higher revenues from credit card operations.

Loan Portfolio | Uruguay

Income Statement | Uruguay

			R$ billion
			Variation
	4Q14	3Q14	4Q14 - 3Q14
Operating Revenues	251	231	9.0%
Financial Margin	115	102	13.4%
Banking Service Fees and Income from Banking Charges	135	128	5.6%
Other Income	1	1	-11.9%
Loans and Retained Claims Losses net of Recovery	(12)	(8)	59.5%
Non-Interest Expenses	(175)	(163)	7.6%
Income Before Tax and Profit Sharing	64	60	6.1%
Income Tax and Social Contribution	(11)	(11)	6.1%
Profit Sharing	(2)	(2)	-24.1%
Recurring Net Income	51	47	7.5%
Return on Average Equity - Annualized	16.7%	15.8%	90	bps
Return on Average Assets - Annualized	1.8%	1.7%	10	bps
Efficiency Ratio	69.7%	70.6%	-90	bps

(1) Constant currency for 12/31/14. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 12/31/14 to all periods.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 68

Activities Abroad

Colombia

Our presence in Colombia is growing and we aim to be one of the three main investment and wholesale banks within the next four years. The most attractive sectors are mining, energy, oil, gas, and infrastructure.

In addition, once the merger of operations with CorpBanca takes place, we will enter the financial retail market in Colombia, which exhibits economic stability with high growth rates and low inflation.

In December 2014, the loan portfolio totaled R$291.4 million, 71.3%¹ higher than in September 2014.

Peru

In Peru, we have a representation office and we are considering increasing our activities in the corporate and investment banking segments, following the same strategy as in Colombia, in order to take advantage of the strong growth in this country.

Mexico

In October 2014, the Central Bank of Brazil approved the opening of a full-service broker and, in November 2014, we received the approval of the local regulatory authorities. The operation is expected to start in the second half of 2015.

Itaú BBA International

Our banking activities held under the corporate structure of Itaú BBA International are mainly focused on two business segments:

Corporate & Investment Banking: Headquartered in the United Kingdom and with business platforms in several cities across Europe, we serve the financial needs of companies with global operations, focusing on financing operations and investment relationships among companies in Latin America and Europe. The services offered include structured financing, hedging, trade financing and advisory services to both European companies investing in Latin America and Latin American companies investing overseas.

Private Banking: Under the corporate structure of Banco Itaú BBA International, we manage private banking activities in Miami and Switzerland, offering specialized financial products and services to high net-worth Latin American clients.

The financial information from the Itaú BBA International consolidated operation is presented below:

Balance Sheet | Itaú BBA International

			R$ million
			Variation
	Dec 31, 14	Sep 30, 14 (1)	Dec 31,14 - Sep 30, 14
Assets
Current and Long-Term Assets	23,581	23,142	1.9%
Cash and Cash Equivalents	819	859	-4.7%
Short-Term Interbank Investments	3,573	4,461	-19.9%
Securities and Derivative Financial Instruments	3,660	3,156	15.9%
Loans, Lease and Other Loan Operations	12,086	11,075	9.1%
(Allowance for Loan Losses)	(8)	(1)	-
Other Assets	3,452	3,591	-3.9%
Permanent Assets	154	166	-7.2%
Total Assets	23,735	23,308	1.8%
Liabilities and Equity
Current and Long-Term Liabilities	20,965	20,550	2.0%
Deposits	8,916	9,163	-2.7%
Deposits Received under Securities Repurchase Agreements	0	247	-
Funds from Acceptances and Issue of Securities	6,407	6,034	6.2%
Interbank and Interbranch Accounts	4	1	264.6%
Borrowings and Onlendings	645	675	-4.4%
Derivative Financial Instruments	1,213	843	43.9%
Foreign Exchange Portfolio	2,992	3,193	-6.3%
Other Liabilities	788	394	99.7%
Deferred Income	53	41	28.4%
Stockholders' Equity	2,718	2,716	0.1%
Total Liabilities and Equity	23,735	23,308	1.8%

In December 2014, the consolidated assets of Itaú BBA International totaled R$23.7 billion, an increase of 1.8% when compared to September 2014. This growth was driven by an increase in securities and derivative financial instruments, as well as in the loan portfolio of the Corporate & Investment Banking segment.

(1) Constant currency for 12/31/14. The elimination of the exchange rate variation impact was obtained by applying the exchange rate of 12/31/14 to all periods.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 69

Activities Abroad

Itaú Private Bank Abroad

Itaú Private Bank offers a global wealth management platform for Latin American families with at least US$1 million in investable assets. Our teams are distributed into eight offices in Brazil, Miami, New York, Zurich, Santiago de Chile, Montevideo, Asuncion and Nassau. Through our service platform, we provide our clients access to international markets through a diverse range of asset management, as well as economic and strategic advice by our team of specialists. Our offering includes, among other services, trading and administration of securities, financial instruments and wealth advisory and credit, through our open architecture model, which allows us to offer our clients the best investment alternatives in the market.

Our complete portfolio of banking and investment solutions is offered through our platforms in Miami (Banco Itaú International) and Zurich (Banco Itaú Suisse S.A.), both established exclusively for private banking activities. Our platform in the Caribbean, located in Nassau (Itaú Bank & Trust Bahamas Ltd.) and incorporated under the legal systems based on common law, offers sophisticated fiduciary services including structuring of trusts and companies offshore.

Confirming our commitment to Latin America, we acquired the controlling interest of MCC (Munita, Cruzat y Claro), a company with more than 30 years of history in the Chilean market and outstanding performance in the wealth management segment.

Products and Services for International Institutional Clients

We also provide our international institutional clients with a broad range of products and services, such as asset management, custody, alternative investment products, equities, fixed-income and treasury. Our clients are served by professionals based in New York, London, Hong Kong, Tokyo and Dubai, as well as by our specialized product teams in Latin America.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 70

(A free translation of the original in Portuguese)

Report of independent auditors on

supplementary information

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of December 31, 2014, on which we issued un unqualified opinion dated February 2,2015, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itau Unibanco Holding S.A. and its subsidiaries for year ended December 31, 2014.

Scope of the review

We conducted our review in accordance with NBCTA 720, "The auditor's responsibility relating to other information in documents containing audited financial statements", which establishes the procedures to be performed in engagements of this nature. Those procedures primarily comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2014, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, February 2, 2015

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 2	Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11)3674-2000, F: (11)3674-2000, www.pwc.com/br

MANAGEMENT REPORT – January to December 2014

To our Stockholders:

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the period from January to December 2014. In accordance with the regulations established by Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP), and the National Superintendence of Supplementary Pension (PREVIC).

The information included in this material is available on the Investor Relations’ website of Itaú Unibanco: (www.itau.com.br/investor-relations > Financial Information) and on the CVM’s website. Our results may also be accessed on tablet through our application “Itaú RI” (APP).

1)	MACROECONOMIC CONTEXT

1.1)	Global Context

The recovery of the US economy strengthened in 2014. The GDP (Gross Domestic Product) grew from 2.2% in 2013 to 2.4% in 2014. Furthermore, approximately 3.0 million net jobs were created in 2014, and as a result, unemployment reached 5.6% in December, a rate lower than the average for the last 50 years.

The economic activity in the Eurozone witnessed a modest recovery. The 12 month cumulative growth in the third quarter of 2014 was 0.8%, and there was a decrease of 0.4% at the end of 2013. The economic activity in China continues to gradually slow down, as a result of economic policies aimed at greater growth sustainability, with lower investments and higher consumption.

The second half of the year was characterized by a steep drop in the prices of commodities, particularly oil.

1.2)	Context – Latin America

In 2014, economies in Latin America, in general, posted growth rates lower than those in the previous year. Colombia and Mexico are otherwise exceptions, with growth of 5.1% and 1.7% respectively, in the 12-month period ended September 30, 2014. Currencies in this region have devaluated over the year in relation to the U.S. dollar, reflecting an expectation of monetary tightening in the U.S. and the lower prices of commodities.

In Chile, GDP growth was 2.0%, and Paraguay grew 6.4%, while Uruguay grew 3.9%. Argentina faced a slowdown and posted a 2.6% decrease. Data refer to the 12-month period ended September 30, 2014, with the exception of Argentina´s GDP, which refers to December 31, 2014.

1.3)	Domestic Context

Economic activity was slower than expected, with a reduction of consumer and business confidence. GDP growth is expected to be approximately 0.1% in 2014.

Lending, based on data from the BACEN, decreased 0.9% in real terms for the 12-month period until December 2014. The credit reserve as a percentage of GDP increased from 56.1% in December 2013 to 58.9% in December 2014, but the real growth of the credit reserve slowed down from 8.3% to 4.6% in the same period. The systemic default rate remained substantially unchanged over the year and is at 2.9%.

The Real closed the year at R$2.66/US$, with a 13.4% depreciation against the US dollar over the year. The foreign exchange rate was impacted by external factors, such as the US dollar valuation against other currencies and the drop in the prices of commodities, as well as by local factors, such as an increase in the foreign trade deficit. The BACEN implemented swap-sales program, and avoided a higher depreciation.

The twelve-month cumulative inflation as measured by the IPCA reached 6.4% in December, with increases of 6.7% in free prices and of 5.3% in managed prices. With inflation under pressure, in October the BACEN resumed it´s policy of increasing the Selic rate. The basic interest rate increased by 1.75 percentage points over 2014 and closed the year at 11.75%.

2)	OVERVIEW

	December	December
	31, 2014	31, 2013
Branches and CSB – Client Service Branches (units)	5,070	5,025
ATM – Automated Teller Machines (units)	27,916	27,900
Employees	93,175	95,696
Activities Abroad	18 countries
Total Assets (R$ billion)	1,208.7	1,105.7
Total Loan Portfolio including Sureties, Endorsements and Guarantees (R$ billion)	525.5	483.4
Stockholders' Equity (R$ billion)	95.8	81.0
Net Income (R$ billion)	20.2	15.7

3)	OUR HIGHLIGHTS

90 Years of Itaú Unibanco Holding

In 2014 we celebrated our 90th anniversary, a landmark in our history.

The trajectories of the former Casa Moreira Salles, founded in 1924, and Banco Central de Crédito, which started operations in 1945, spanned the 20th century, when these companies experienced both organic growth and growth through acquisitions, becoming two of the largest banks in Brazil. With the merger announced in November 2008, Itaú Unibanco became the largest private-owned bank in Brazil.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	73

Over these nine decades, we have built up a company that has gone far beyond the dreams of our founders and has always remained loyal to its principles, currently represented by “Our Way of Making it Happen”:

3.1) Corporate Events

Repurchase of shares – In 2014, we acquired 1.0 million preferred shares of own issue in the total amount of R$34.8 million at an average price of R$34.75 per share. In December 2014, the repurchase program was renewed for another year, through which the acquisition of up to 10.0 million common shares and 50.0 million preferred shares was authorized.

On a voluntary basis, and aiming for transparency with capital markets agents, since 2004 we have disclosed monthly the volumes traded and the prices practiced for those trades. For further information, please access www.itau.com.br/investor-relations > Corporate Governance > Repurchase of shares.

10% Bonus for Itaú Unibanco shares – In June 2014, our stockholders received, free of charge, a new share for every ten shares of the same type they held, with the cost assigned of R$29.83 per bonus share, thus generating a fiscal benefit. We emphasize that we maintained our monthly payments of dividends of R$0.015 per share.

Stockholders’ Compensation - In the year to date, we paid or declared for R$6.6 billion in dividends and interest on capital, net of taxes. The net payout for the last twelve months was 32.8%.

3.2) Approval by the Regulatory Bodies

The following were announced and approved in 2014:

•	Corporate restructuring of Itaú BBA, by BACEN, the Central Bank of Bahamas and by the Financial Superintendence of Colombia.

•	Tecban’s Shareholders’ Agreement, by CADE (Administrative Council for Economic Defense). The Shareholders’ Agreement became effective in November 2014; and

•	Sale of the Large Risk Insurance Operations to the ACE Group, by CADE and SUSEP (the Superintendence of Private Insurance).

•	Business Unification: Banco Itaú BMG Consignado S.A., by CADE (Administrative Council for Economic Defense) and BACEN.

Additionally, on January 29, 2014, we entered into an agreement with CorpBanca and its controlling stockholders for the merger between Banco Itaú Chile and CorpBanca. Some of the regulatory approvals required for the conclusion of this operation were already obtained.

3.3) Technology

We invest in technology because we believe that it is how we will be able to improve the world of our employees and clients. Our efforts are focused on the development of platforms and services that use the best of technology, with the purpose of streamlining and making easier the lives of everybody who relate with the bank, with a focus on mobility and convenience.

At December 31, 2014, our IT investments reached over 78% of the total investments planned for the 2012-2015 period, financed by internal funds. We expect to invest this total amount in data processing systems, purchase of software, system development and in our new Data Center built in the State of São Paulo.

Our Data Center, one of the largest in Latin American, had its construction concluded as planned and the configurations of the environmental infrastructure were successfully established. We have begun the migration of our systems and services, which are scheduled to be concluded in the second half of 2016.

DataCenterDynamics Brazil Awards – in November 2014 we won the award in the “Innovation in a Mega-Data Center” category. The DatacenterDynamics Awards recognizes innovation, leadership and original thinking in the Brazilian data center industry.

We made available to our clients:

New Platforms - Personnalité Digital and Uniclass Digital – customer service is online in these new platforms. Managers meet the clients’ needs on a remote basis, remaining available in working hours different from those at the physical branches. Manager and clients communicate in a number of ways (telephone calls, email, SMS and online chat), thereby promoting a remote and very convenient interaction.

Virtual Insurance Store and Performance Rooms - aiming at ensuring the best offer to both account holders and non-account holders in our electronic channels, we expanded the virtual insurance store, a pioneering undertaking in the insurance market, and set up “Performance Rooms”. Known as “our dotcom”, these provide for the monitoring of all our digital Insurance, Itaucard and Individuals operations in real time, in addition to following sales minute by minute – further information on the virtual insurance store, see to item 4.5. Itaú Seguridade;

APP Itaú Tokpag – An innovative application aimed at simplifying the lives of account holders by providing for a fast and safe forwarding of features to the contact list in your mobile with just one touch. Aimed at ensuring convenience to clients, this application also provides for the transfer of funds to other banks, making payments and forwarding proof of payment via email, and sending reminders to contacts via SMS and WhatsApp.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	74

Social networks – we consolidated our social networking strategy and reached outstanding results, be it in the customer service via SAC 2.0 (customer service in social networks) or in the involvement generated from contents developed in the various networks. We increased the number of responses to customer service requests via Twitter and Facebook by 130%, and improved the SLA (Service Level Agreement) first response time, which is currently at an average of 7 minutes.

With 7.5 million fans, our Facebook profile is the largest in the world in this segment; regarding Twitter, ours is the largest fan base in Brazil, with 402 thousand followers. The contents developed by the bank for the YouTube channel have already had over 144 million views, the best outcome among all companies in Brazil, in any segment.

4)	OUR PERFORMANCE

4.1) Returns

	%		bps
	Jan to	Jan to
ROE / ROA	Dec/2014	Dec/2013	Change
Recurring return on average equity - annualized	24.0	20.9	310
Return on average equity - annualized	23.5	20.7	280
Recurring return on average assets - annualized	1.8	1.5	30
Return on average assets - annualized	1.8	1.5	30

4.2) Income

	R$ billion		%
	Jan to	Jan to
Statement of Income for the Period (1)	Dec/2014	Dec/2013	Change(2)
Income from financial operations before loan and losses	51.9	45.1	15.0
Expenses for allowance for loan losses	(19.3)	(18.7)	3.2
Income from recovery of credits written off as loss	5.0	5.1	(0.2)
Banking service fees and income from bank charges	27.7	24.1	15.3
Result from insurance, pension plan and capitalization operations	3.8	3.5	8.7
Personnel, other administrative and operating expenses	(39.2)	(36.8)	6.5
Tax expenses	(5.1)	(4.3)	17.5
Equity in earnings of affiliates, jointly controlled entities and other investments	0.6	0.8	(26.9)
Other operating revenues	0.6	1.0	(41.8)
Income tax and social contribution	(6.4)	(3.7)	73.9
Recurring net income	20.6	15.8	30.2
Net income	20.2	15.7	29.0
Dividends and interest on capital (net of taxes)	6.6	5.1	30.2

(1) Excludes the non-recurring effects of each period.

(2) Change is calculated based on actual figures in units.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	75

The following contributed to the increase in net income:

Income from financial operations before loan losses: a 15.0% growth in relation to the same period of 2013, arising from the increase in revenues from loan operations, and net gain from investment securities and derivatives;

Expenses for allowance for loan and lease losses: a 3.2% increase as compared to the same period of 2013, lower than the income from financial operations, in view of the change in the composition of our loan portfolio started in 2011, which recorded a decrease in the default rate in that period, particularly in the individuals portfolio - additional information in item 4.3.1. Assets, Default;

Banking service fees and income from bank charges: a 15.3% growth in relation to the same period of 2013, particularly due to the growth of income from credit cards, arising mainly from annual fees and other services, and investment bank services, such as advisory to mergers, acquisitions and fixed income structuring;

Income from insurance, pension plan and capitalization operations: a 8.7% growth in relation to the same period of 2013 – other information in item 4.5. Itaú Seguridade;

Personnel, other administrative and operating expenses: A 6.5% increase in relation to the same period of 2013, particularly due to the increase in personnel expenses resulting from the collective bargaining agreement entered into in the second half of 2014, third-party services, and sale of credit cards; and also by the consolidation of expenses Credicard from the month of December, 2013;

Risk-adjusted efficiency ratio: Increase of 520 bps, reaching 64.3% in 2014, as compared to 69.5% in 2013.

The ratio between service revenue and bank fees in relation to personnel and other administrative and operational expenses was 70.7%, 5.4 percentage points above that reached in 2013.

4.3) Asset Data

	R$ billion		%
	December	December
Balance Sheet	31, 2014	31, 2013	Change(1)
Total assets	1,208.7	1,105.7	9.3
Loan portfolio with endorsements and sureties	525.5	483.4	8.7
Working Capital, Raised and Managed Assets	1,713.8	1,587.3	8.0
Subordinated debt	54.6	55.6	-1.9
Stockholders’ equity	95.8	81.0	18.3
Referential equity (PR) - financial conglomerate (2)	129.8	125.1	3.7

(1) Change is calculated based on actual figures in units.

(2) The Referencial Equity (PR) published since December 31, 2013 considers de adoption of BA CEN’s new regulation for implementation of Basel III in Brazil which has been in force since October 2013, whereas the PR as of September 30, 2013 was calculated pursuant to the rules then in effect.

The highlights for the growth in the credit portfolio were the payroll loans and mortgage loans, reflecting our strategy of prioritizing lower risk portfolios.

4.3.1) Assets

Total consolidated assets reached R$ 1.21 trillion at the end of December 2014, which represented a growth of 9.3% when compared to the same period of the previous year.

The diversification of our business is reflected in the change in the composition of our loan portfolio in the last few years, focusing on origination in segments of lower risks and with increased guarantees.

Loan Portfolio

At December 31, 2014 the balance of the loan portfolio, including endorsements and sureties, reached R$525.5 billion, an increase of 8.7% as compared to December 31, 2013. If we also consider the risks associated to the credits we borrow in the private securities modality, this increase will reach 9.8%.

At December 31, 2014, the breakdown of the portfolio, including endorsements and sureties, is as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	76

	R$ billion		%
	December	December
Loan Portfolio	31, 2014	31, 2013	Change
Total with endorsements and sureties	525.5	483.4	8.7
Corporate – Private securities	34.2	26.5	29.0
Total with endorsements, sureties and private securities	559.7	509.9	9.8
Total with endorsements, sureties and private securities (former exchange rate variation)	559.7	518.1	8.0

Brazil – Individuals

Credit Card (Itaucard, Hipercard and partnerships)

We are leaders in the credit card segment in Brazil in terms of revenue.

The balance of the loan portfolio reached R$59.3 billion, a 9.4% increase as compared to the same period of the previous year.

From January to December 2014, the transacted amount in debit and credit cards reached R$313.3 billion, a 22.8% increase as compared to the same period of 2013.

Focused on our customer satisfaction, in August 2014 we launched the "Points Accelerator" in our “Sempre Presente” (always present) reward program. This feature enables clients to double the points in their credit card bills by paying a percentage of the monthly purchases and thereby being eligible for the early redemption of prizes and trips.

Since its launch, there were issued more than 5.3 million cards "Itaucard 2.0" pioneer credit card in the Brazilian market and entered the country to international practice of interest calculation.

 Payroll Loans

We are leaders in the origination and balance of payroll loans among the Brazilian private banks.

The balance of the loan portfolio reached R$40.5 billion (R$13.9 billion in our branch network and R$26.6 billion in the other trading channels), a 79.5% increase as compared to December 31, 2013, and reached 7.7% of the bank’s total loans.

Noteworthy are the portfolios of retirees and pensioners from the INSS, and employees from the public sector, which in overall increased 148% as compared to December 2013.

 Personal Credit

The balance of the loan portfolio reached R$28.5 billion, a 4.3% increase as compared to the same period of the previous year.

 Mortgage Loans

We are the leaders in mortgage loans to individuals among the Brazilian private banks. Our offer is made by the network of branches, development companies, and real estate agencies.

The balance of the loan portfolio reached R$28.9 billion, a 19.4% increase in 12 months, with loan to value (ratio of a loan to the value of an asset purchased) of approximately 42,4%.

In 2014, we carried out approximately 32.2 thousand financing operations to borrowers, in the amount of R$9.5 billion. For entrepreneurs, the volume of financing operations contracted generated 28.0 thousand new units, in the amount of R$5.4 billion, according to the ABECIP (Brazilian Association of Real Estate Loans and Savings Companies).

In October 2014 we launched the “Home Equity Loan” product, which enables clients to borrow up to 50% of the value of the intended real estate (either residential or commercial) settled in his/her name.

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 Vehicles

The balance of the loan portfolio reached R$28.9 billion, with loan to value (ratio of a loan to the value of an asset purchased), average for the portfolio, of approximately 73.7% in December 2014.

From January to December 2014, vehicle financing reached R$12.4 billion, with an average term of 39 months, being that half of the transactions were carried out with maximum terms of up to 36 months.

In addition to the offers carried out by the network of branches, car dealers, resellers and partnerships, we focused on our client solutions through the iCarros, a website dedicated to financial services and ads, in which we reached an average of 13 million hits per month.

Brazil - Companies

  Large Companies

The balance of the loan portfolio reached R$211.2 billion at December 31, 2014.

The portfolio is composed of loans in local and foreign currency, mandatory loans and guarantees, with excellent quality, since 93.6 % of loans are rated “AA”, “A” and “B” risk levels.

In the period from January to December, noteworthy are the transactions in foreign currency that posted a 9.5% growth when compared to the same period of 2013, and transactions in local currency, which increased 13.0% as compared with the same period of the previous year.

We were recognized by LatinFinance as the “Best Infrastructure Bank: Brazil”. This award places us in an outstanding position in relation to other financial institutions, and it was the first of its kind for a Brazilian bank received this award.

 Very Small, Small and Middle Market Companies

The balance of the loan portfolio reached R$84.1 billion at December 31, 2014.

In 2014, we focused on reviewing and streamlining our product offering for very small, small and middle-market companies. For example, the “Conta Certa” (right account), in addition to including more services, enables the clients to customize the number of payment forms, wire and electronic transfers (DOCs and TEDs), custody of cheques, among others, in accordance with their need. Until December 2014, we had approximately 1.0 million accounts in this modality.

 Latin America

Our loan portfolio posted a 12.4% increase as compared to December 2013, and the depreciation of the Latin American currencies against the Brazilian real had a substantial impact. The variation of the portfolio in the period was 13.6%, not considering the effect of the respective currencies against the Real.

The individuals segment posted a 18.8% increase (19.6% in legal tender), and noteworthy is the 17.6% increase (19.9% in legal tender) in Chile’s portfolio, as compared to the same period of the previous year.

The companies segment increased 9.1% (10.5% in legal tender), and noteworthy is the increase in the portfolios of Chile and Uruguay, which posted increases of 4% (6% in legal tender) and 30.2% (30.3% in legal tender), respectively.

We were recognized as the “Best Bank in Paraguay” by the Global Finance magazine in 2011, 2012, 2013 and 2014, “Best Private Banking Services Overall in Paraguay” and in Uruguay as the best bank in the country, both by Euromoney magazine. We were also granted two awards in Chile, from Morningstar 2014, as the “Best Fixed Income Manager” and the “Best Fixed Income Mutual Fund” in Latin America.

Default

3.1%: lowest default rate since the association of Itaú and Unibanco, in 2008.

Our policy for mitigating risk in credit granting, started in 2011, resulted in the improvement of the default rate for the 10th consecutive quarter, mainly impacted by the change in the credit profile of our portfolio:

•	Total delinquency ratio (transactions overdue for over 90 days) reached 3.1% at December 31, 2014, posting a decrease of 60 basis points as compared to December 2013;
•	In the individuals portfolio it reached 4.7% at the end of December 2014, dropping 110 basis points as compared to the same period of the previous year, and
•	In the companies portfolio, it reached 1.8% at the end of December 2014, a decrease of 20 basis points, as compared to the same period of the previous year.

4.3.2) Funding

Total free, raised and managed own assets totaled R$1.7 trillion at December 31, 2014.

As compared to December 2013, we recorded a 12.2% increase in demand deposits combined with savings deposits. At December 31, 2014, the loan portfolio to funding ratio reached 78.8%.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	78

4.3.3) Capital Strength

In order to ensure our strength and the capital availability to support our business growth, the regulatory capital levels were kept above the requirements to cover the risks, as evidenced by the Basel ratio (see to the Risk Management – Pillar 3 report in the Corporate Governance section on the IR website).

At the end of December 2014, the Basel ratio reached 16.9%, of which 12.5% of Tier I Capital and 4.4% of Tier II Capital, mainly composed of shares, quotas, reserves and retained earnings, and subordinated debt. These indicators evidence the effective capacity of absorbing losses.

Our subordinated debt, which is part of our Tier II regulatory capital, reached R$53.9 billion at December 31, 2014.

Credit Risk Rating by Rating Agencies – In 2014, the changes in ratings and in the outlook of ratings of Itaú Unibanco Holding occurred due to external factors, as follows: (i) the Brazilian sovereign rating was downgraded by Standard & Poor’s; (ii) the outlook of ratings of the Brazilian government securities was downgraded, from steady to negative, by Moody’s; and (iii) the guidelines for national scale ratings corresponding to the international scale of Standard & Poor’s were revised. See to our ratings on the IR website (www.itau.com.br/investor-relations) in the section Itaú Unibanco > Market Opinion.

4.4) Services

We are constantly seeking to implement and focus on the sale of new products and services that add value to our clients and diversify our sources of income, allowing for the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations.

Asset Management

In December 2014, Itaú Asset Management reached R$388.3 billion in assets under management, according to the ANBIMA management ranking, accounting for 14.5% of the market. Fitch Ratings has affirmed the International Scale Asset Manager Rating for Itaú Asset Management at the “Highest Standard”, representing that our investment platform and operational structure are superior to the standards used by institutional investors in international markets.

Kinea, the alternative investments management company, holds R$5.9 billion in managed assets.

Custody and Bookkeeping Services

In the custody market, we hold R$971.5 billion in assets, according to the ANBIMA ranking in December 2014, which represents a 7.9% increase as compared to December 2013.

We provided services to 227 companies listed on the BM&FBovespa, accounting for 62.5% of the total; in Debenture Bookkeeping, we operated as the bookkeeper of 478 issues in December 2014, which represented a 23.5% increase as compared to December 2013.

Consortium (Vehicles and Properties)

In December 2014 the balance of installments receivable reached R$10.9 billion, an increase of 10.9% as compared to December 2013.

Income from administration from January to December 2014 reached R$ 610 million.

We reached approximately 402 thousand agreements in force in December 2014, a 8.0% increase as compared to the same period of the previous year.

Investment Banking

In 2014, we provided financial advisory services on 78 merger and acquisition operations in Brazil, totaling US$25.0 billion, and achieved the leadership position in the Thomson Reuters ranking.

In fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$21.2 billion in the period from January to December 2014. In international issues of fixed income, we acted as the joint bookrunners of offerings with a total volume of US$12.1billion by December.

Our operation also comprises Chile, with the broker, and Argentina, Colombia, Peru and Mexico, where we have representation offices, supplementing our coverage to the head offices of our international clients, operating through the units in Europe, the United States, the Caribbean, the Middle East and Asia. The international coverage is key to the performance of cross-border mandates in M&A and Capital Markets.

Electronic Payment Means

In 2014 total debit and credit revenue reached R$353.0 billion, representing a 16.4% increase in relation to 2013. We closed the period with 1.8 million equipment pieces, a 17.1% growth as compared to the previous year.

Focused on the consolidation of REDE as a platform of electronic and physical payment means, offering high quality service, and more security and convenience to our clients, we highlight two initiatives, as follows:

•	The acquisition of maxiPago!, a Brazilian electronic payment means company, which operation was approved by the proper regulatory authorities in December 2014 and concluded in the first half of January 2015. With this operation, we are able to offer an integrated multi-merchant acquiring solution, integrating virtual stores and payment means services; and
•	the commercial partnership with Bematech in October 2014, aimed at offering to small and medium retailers innovative solutions related to mobile commercial automation, management of operations, electronic transaction of funds and fiscal platform integration (electronic consumer invoice).

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4.5) Itaú Seguridade (Insurance, Pension Plan and Capitalization)

Insurance

Our strategy is to operate under the bancassurance model, focused on the sale of massive personal and property insurance, typically related to banking retail with our clients.

The change in earned premiums was 4.9% in relation to 2013, reaching R$6.0 billion (not including our share in Porto Seguro, in which we hold 30% of capital). Net income grew 43% in 2014 as compared to December 31, 2013. Technical provisions for insurance reached R$6.0 billion at December 31, 2014. Retained claims reached R$2.0 billion in the 2014 year-to-date, a 3.3% decrease in relation to the same period of 2013, particularly influenced by minor claims in the Personal Injury Caused by Land Motor Vehicles (DPVAT) line.

This year, we also had the sale of the major risk operations and the rescission of extended warranty operations with Via Varejo.

The insurance ratio reached 13.5% in 2014.

The growth of sales of insurance policies in electronic channels was 42.9% in 2014 as compared to the same period of the previous year, reaching 15.4% of total new policies. Noteworthy is our Virtual Insurance Store, which, in addition to personal accident, residence and travel products, now offers corporate and automobile insurance.

Aiming at meeting our client’s needs, we reviewed the characteristics of products, expanded the offer channels and implemented sales strategies in line with the client's moment. As a result, sales to accounts holders posted a 21.6% increase and credit life products and protected card increased 27.7% and 29.2%, respectively, in relation to the previous year.

Pension Plan

The total funding for the pension plans amounted to R$17.5 billion from January to December 2014. Income from management fees reached R$1.16 billion, and technical provisions increased 16.8% in the same period, totaling R$103.7 billion at December 31, 2014.

In November 2014, according to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), the market share of total technical provisions was 24.0%, whereas individual plans accounted for 24.4%.

Capitalization

In Capitalization, we posted a 2.9% increase in the certificates in force in 2014 when compared to 2013. Technical provisions for Capitalization reached R$3.0 billion at December 31, 2014, and the collection with Capitalization certificates reached R$2.3 billion from January to December. In digital channels, total certificates sold grew 85.5% in 2014, as compared to 2013.

In 2014, we reviewed the sales strategies to account holders in branches, thus resulting in a 31.1% increase in the sale of Capitalization certificates as compared to 2013.

4.6) Stock Market

Market value - At December 31, 2014, Itaú Unibanco was ranked the 23rd largest bank in the world based on the market value criterion (R$ 190.2 billion), according to the Bloomberg ranking.

Performance of our shares – in 2014, our preferred shares (ITUB4) and common shares (ITUB3) outperformed the Bovespa Index (IBOVESPA), as shown in the graph below:

Volume of transactions - the daily average volume of transactions of our shares on BM&FBOVESPA from January to December 2014 was 25.5 thousand per session, 18.4% higher than in the same period of last year, with an average volume of R$16.4 thousand per transaction. In IBOVESPA, the daily average volume of transactions increased 5.2% and the average volume per transaction was R$8.0 thousand.

In 2014, the total financial volume of our stocks traded on BM&FBOVESPA was R$112.0 billion, 30.9% higher than in 2013. Of this total, 93.3% was traded in the spot market.

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Presence in Market Indexes

In 2014, BMF&FBOVESPA disclosed the composition of the stock portfolios that make up market indexes, effective for the period from September to December 2014.

In Ibovespa, the most widely followed stock index in Brazil, our preferred share (ITUB4) is the most widely traded ticker.

In the table below, we point out the presence in the following indexes:

Portfolios from September to December 2014

Indexes	Itaú Unibanco % Presence
Ibovespa	9.98
IBrX50 - Brazil 50 Index	10.34
IFNC - BM&FBOVESPA Financials Index	20.00
ISE – Corporate Sustainability Index	5.88
IGCX - Special Corporate Governance Stock Index	7.70

Indexes related to sustainability are noteworthy:

Corporate Sustainability Index (ISE) – we were selected, for the 10th consecutive year, to make up the ISE portfolio. The index is a tool for comparative analysis of performance of the companies listed on BM&FBOVESPA under the sustainability aspect in environmental, social, economic and financial elements.

Dow Jones Sustainability World Index (DJSI) - we were selected for the 15th consecutive year to make up the DJSI, the main sustainability index in the world, in its 2014/2015 edition. We are the only Latin American bank that has been included in the index since its creation. In this edition, we achieved the best rate in the banking sector in the criteria “Anti-Crime Policies/Actions”, “Brand Management” and “Financial Stability and Systemic Risk”.

Carbon Disclosure Project Latin America (CDP)- we were acknowledged by the CDP among ten companies named as Leaders in Transparency, in the 2014 Edition of the “Climate Changes” questionnaire. The Leaders in Transparency are those companies recording scores in the top 10%, based on survey results.

Carbon Efficient Index (ICO2) – considering our commitment to climate governance, we remain in the ICO2 portfolio, of which we have been part since its creation in 2010. The portfolio is composed of shares of companies included in IBrX-50 which accept to take part in ICO2, adopting transparent practices regarding their greenhouse gas emissions (GGE).

Relations with the market

We took part in 24 conferences and 7 road shows in Brazil and abroad, and held 22 Apimec (Association of Capital Market Analysts and Investment Professionals) meetings in 2014 in Brazil, with the attendance of over 3.4 thousand people, thus strengthening our relations with stockholders, analysts and investors of the capital markets. As a result of our activities, we received the following acknowledgements:

•	IR Magazine Awards Brazil 2014: promoted by the Brazilian Investor Relations Institute (IBRI) and IR Magazine, we were acknowledged in 7 categories: Grand Prix for the Best Investor Relations Program (large cap), Best Use of Technology (large cap), Best Teleconference, Best Meeting with Investors (large cap), Best Annual Report, Best Performance in Investor Relations in the 2005-2014 period (large cap), and Best Investor Relations in the Financial Sector.

•	Latin American Executive Team 2014: sponsored by the Institutional Investor Magazine, we won in the “banks” category as the Best Investor Relations by the Sell and Buy Sides; Best CEO by the Sell and Buy Sides; Best CFO of Banks by the Buy Side; and Best Investor Relations Professional by the Buy Side and Sell Side.

•	Apimec Award: we won for the 6th time the Publicly-Held Company Award – Category A, granted by Apimec, related to 2013.

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The table below shows the main market indicators at December 31, 2014:

	R$		%
	December	December
Shares	31, 2014	31, 2013	Change
Recurring net income per share(1)	3.77	2.90	30.0
Net income per share(1)	3.70	2.87	28.9
Book value per share(1)	17.50	14.86	17.8
Number of outstanding shares (in millions)(2)	5,477.0	5,455.1	0.4
Dividends/Interest on capital, net per share	1.2204	1.0340	18.0
Price of preferred share (ITUB4)(2)(3)	34.72	28.77	20.7
Price of common share (ITUB3)(2)(3)	31.90	26.73	19.3
Price of preferred share (PN)(3)/Net income per share (annualized)	9.38	10.02	(6.4)
Price of preferred share (PN)(3)/Stockholders’ equity per share	1.98	1.94	2.1
Market Value (in billions)(4)(5)	190.2	157.0	21.1

(1) Calculated based on the weighted average of the number of shares;

(2) The number of outstanding shares and the price of share were adjusted to reflect the 10% bonus ocurred on June 5, 2014;

(3) Based on the closing quotation on the last day of the period;

(4) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5) Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$183.1 billion on December 31, 2014 and R$150.7 billion on December 31, 2013, resulting a variation of 21.5%.

4.7) Statement of Added Value

The distribution of added value is an accounting reference that allows for a view of how the generation of the bank’s value is distributed among its different audiences. Our added value, which shows the wealth generated for the community, reached R$53.2 billion in 2014, (disregarding the hedge tax effect), a 19.0% increase when compared to 2013. This result refers to the direct economic value generated and distributed by us, including income, operating costs, employee compensation, donations and other investments in the community, retained earnings and payments to capital providers and governments, as shown:

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5)	PEOPLE

Regarding our total number of 93.2 thousand employees at December 31, 2014, we can highlight:

▪	over 7.0 thousand employees are located in foreign units.

▪	1.4 thousand students were recruited to the Itaú Unibanco Intern Program, which hire average is 58.0%;

▪	1.5 thousand are employees who were hired in diversity programs, i.e. the Apprentice Program and Program for Inclusion of Disabled People.

▪	The employees’ fixed compensation plus charges and benefits totaled R$11.6 billion for the year; and

▪	Over R$94.7 million were invested in training programs, totaling 1.6 million hours.

42 people were selected for the 2015 Itaú Unibanco Trainee Program. Among those who applied for the program, were young people from across the country took part in it, in addition to our interns and collaborators eligible for the program.

The turnover rate, which measures the ratio of employees hired and terminated (either voluntary or not) in 2014 was 10.09%. We invested in the employee relocation program, whose purpose was to create opportunities for internal transfers, considering the availability of openings and the profile of internal employees. In 2014, we relocated 578 employees internally.

Conducted annually with all employees, the “Fale Francamente” (speak frankly) survey measures the employee’s satisfaction within the organizational environment and people management. In 2014, 89% of the employees voluntarily took part in the survey in Brazil and abroad. The satisfaction rate was 80% in Brazil and abroad, a 4 percentage points increase as compared to 2013.

In 2014 we were the winners of the “As Melhores da Dinheiro 2014” (the best of Dinheiro 2014) in the Human Resources category. Promoted by Isto É Dinheiro magazine, this award acknowledges the best companies of the year by using management criteria, as follows: financial sustainability, human resources, innovation and quality, social and environmental responsibility and corporate governance.

6)	SUSTAINABILITY

Sustainability is incorporated into the corporate strategy by means of a consolidated governance structure integrated into business, which permits the internalization of social and environmental topics into daily activities and processes. Long-term strategic decisions on sustainability are discussed on an annual basis in the Board of Directors meeting and in the Executive Committee. Since 2011, our sustainability activities have been based on three strategic focuses: financial education, dialogue and transparency, and social and environmental risks and opportunities.

The management of social and environmental risk is based on the identification, measurement, mitigation and monitoring of risks. In 2014, the Sustainability Policy was revised in accordance with the criteria established in BACEN Resolution No. 4.327. In accordance with this policy, the social and environmental risks are analyzed based on the characteristics, needs, exposure to risks and specificities of each business front.

In financial education, we highlight the program for client companies with 800 service centers (PABs), in which over 7.0 thousand individual clients have already been impacted. By assessing the financial indicators of the clients impacted, the program proved itself efficient, since in two years the percentage of clients with private pension plans increased from 17% to 26% and the investment percentage from 40% to 59%. Also in 2014, we participated in 16 editions of the TV Globo program – Encontro com Fátima Bernardes (meeting with Fátima Bernardes) – to present financial guidance in a simple way for approximately 51 million viewers.

7)	PRIVATE SOCIAL INVESTMENT

Investments in the social area – particularly those focused on the improvement of education, health, culture, sports and urban mobility – are aligned with the institution’s purpose of transforming the people’s world for the better.

Our purpose is to use the same expertise and efficiency that we apply to business in the development of projects, technologies and tools that encourage people to acquire more knowledge and critical awareness in order to make better choices.

In 2014, we invested R$485.1 million in projects, either through allowances incentivized by laws (Rouanet Law, Sports Incentive Law) or through donations and sponsorships made by Itaú Unibanco, contributing to projects focused on education, health, culture, sports and mobility.

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Sponsorship	Amount (R$ million)	Number of Projects
Not incentivized(1)	273.1	161
Education	134.1	140
Culture	83.2	8
Sports(*)	6.2	6
Urban Mobility	49.7	7
Incentivized(2)	212.0	288
Education	22.0	85
Health	57.8	44
Culture	111.2	142
Sports	21.0	17
Total	485.1	449

(1) Own funds of the bank’s companies and own budgets of foundations and institutions.

(2) Funds with tax incentive through laws such as Rouanet, Sports Incentive Law, among others.

(*) it does not consider FIFA World Cup 2014 and Miami Open Tennis sponsorships.

7.1) Education and Health

Fundação Itaú Social – with activities in the whole Brazilian territory, it is focused on the support, development and strengthening of programs aimed at improving public education policies, enhancing the commitment of our employees – and society in general – through a volunteer culture and systematized evaluation of social projects. Thus, it has devised, implemented and disseminated methodologies to improve public policies in the educational area, always together with governments, companies and non-governmental organizations. In 2014, we highlight the following events:

•	Olimpíada de Língua Portuguesa Escrevendo o Futuro (Portuguese language olympiad - writing the future): with the participation of 90% of the Brazilian cities, 100,283 teachers enrolled, benefiting over 5 million students;

•	Itaú Criança (Itaú child): reading incentive campaign, that distributed over 4 million books free of charge;

•	Prêmio Itaú-Unicef (Itaú-Unicef award): participation of 1,700 social managers and educators being trained in full-time education.

Instituto Unibanco – devises, assesses and disseminates solutions that bring changes in the reality of high schools, to expand the youth’s learning opportunities, in search for a fairer and transformative society.

The main programs are:

•	Jovem de Futuro (youth with a future): in 2014, 2,162 public schools took part in the Jovem de Futuro program, benefiting 981.4 thousand students (according to the 2013 School Census), in seven states.

•	Estudar Vale a Pena (studying is worthwhile): In 2014, 882 volunteers were engaged in actions that benefited approximately 7.1 thousand high school students.

Instituto REDE - in 2014, it organized lectures, courses and workshops attended by 3.6 thousand entrepreneurs, and it sponsored the Global Entrepreneurship Week organized by Endeavor Brasil.

Just in the health area, we supported 44 projects, an incentive that exceeded R$57.8 million in 2014, with actions focused on senior citizens, prevention and treatment of cancer, and disabled people.

7.2) Culture

Instituto Itaú Cultural - in 2014, Itaú Cultural continued with its mission: “to inspire and be inspired by the sensitivity and creativity of people to generate transforming experiences in the world of Brazilian art and culture”. Approximately 440 national and international activities conducted over 2014 were visited by 330 thousand people, with 22 exhibitions, two cases in “Espaço Memória” and the website had over 12.0 million single hits. Itaú Cultural is the first institution to make available the encyclopedia of art and Brazilian culture on the internet, fully free of charge, with over 8 thousand entries (http://enciclopedia.itaucultural.org.br/).

Since 2009, the institute has been present on Facebook, and has 702 thousand fans, being the largest page of a Brazilian cultural institution. In addition, we are active on Twitter (77 thousand followers), on Youtube channel (we had over 3.6 million views distributed in a collection of over 4,000 videos about art and Brazilian culture) and on Instagram, a social network on which we have been present for a little over one year, and we are about to reach the milestone of 5,000 followers.

Espaço Itaú de Cinema – established in 1995, as Espaço Unibanco, the Itaú Unibanco movie theaters rooms show independent movies in Brazil. Present in six cities with eight movie complexes, their 56 screening rooms contribute to the access to culture in Brazil. In 2014, about 7.6 million people went to Espaço Itaú de Cinema.

7.3) Sports

We have invested in the development of sports because we understand its transformational potential from citizenship building. We sponsor different projects, always aimed at making the sports practice a social practice, which benefits the community and transforms the people’s world.

Our involvement with soccer started over 20 years ago, when we sponsored the broadcast of games in several competitions. We have sponsored the Brazilian soccer team since 2008, in all categories, and in the beginning of 2011 we also started to sponsor the Brazilian beach soccer team. In addition to soccer, we have supported a number of projects in the tennis tour and we annually organize the Itaú Masters Tour (12th edition). We have also been present in tournaments such as the Rio Open and the Miami Open.

Finally, we support Caravana do Esporte (sports caravan), which, since 2009, has qualified almost 18 thousand teachers from 17 Brazilian states, assisting over 200 thousand children directly and 1.8 million indirectly. We are sponsoring, for one more year, the Liga de Desporto Universitário (university sports league), the largest university sports project in the country.

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Empresário Amigo do Esporte (Entrepreneur Friend of Sports) Award (Ministry of Sports) – in December 2014, we were acknowledged by the Ministry of Sports as one of the largest investors in national sports through the Sports Incentive Law.

7.4) Urban Mobility

We have invested in the urban mobility cause in big cities, valuing the bicycle as a means of transportation, transforming the way people live and relate to their cities. To achieve this objective, our platform is composed of bicycle sharing programs, actions to improve infrastructure in the cities and awareness initiatives for a more harmonic coexistence among the different means of transportation. In 2014, we expanded our sharing programs to another 2 capitals (Belo Horizonte and Brasília), in addition to consolidating the existing ones (São Paulo, Rio de Janeiro, Pernambuco, Salvador and Porto Alegre). We finished the year with over 650 active stations, totaling over 6.5 thousand public bicycles, the famous “little orange bicycles”, which carried out over 3.3 million commutes in 2014 alone. We have also started an operation in Santiago, Chile.

8)	OUR CORPORATE GOVERNANCE

Annual Stockholders’ Meeting – Our Annual Stockholder’s Meeting, which is the main decision-making body and is attended by stockholders in the first quarter of each year, will be held on April 17, 2015.

Management Report under IFRS – starting this year, we simultaneously publish the Management Report and the Annual Financial Statements in accordance with the international finance reporting standards (IFRS).

Related-Party Transaction Policy – in December 2014, a change was approved in the current corporate governance to establish that the Related Parties Committee will give prior approval to a transaction, or a series of related transactions, whose amount, over a one-year period, is equal to or higher than R$1.0 million, subject to the other conditions set forth in said Policy.

9) AWARDS AND RECOGNITION

In the period, we received significant recognition from the market, such as:

Bank of the Year (The Banker Magazine)	In November 2014, we were elected the bank of the year in the Americas by the British Magazine, The Banker. We also were acknowledged as the bank of year in Brazil, Paraguay and Uruguay by the same publication. Circulating since 1926, The Banker belongs to the Financial Times group and is recognized by the industry as the most prestigious magazine in the financial sector.

The Most Admired Companies in Brazil (Carta Capital Magazine)	We were ranked first in the “Retail Bank” segment. Itaú BBA was the winner in the "Corporate Bank" financial segment.

Guia Exame de Sustentabilidade (Sustainability Exame Guide) (Exame Magazine)	In November 2014, we were elected the most sustainable company of the year in the category "Financial Institutions, Banks and Insurance Companies". Granted by Exame magazine, the acknowledgement is one of the most important one for the sector in the Brazilian territory.

Latin Finance’s Banks of the Year 2014 (Latin Finance magazine)	We were recognized as the bank of the year in Paraguay and Uruguay. These achievements highlight our operations in these countries and our reputation as a bank specialized in Latin America. In addition to international recognition, the magazine also named Itaú BBA as the best investment bank in Brazil.

Most Valuable Brazilian Brands in 2014 (Intebrand)	Valued at R$21.7 billion in 2014, our brand is the leader in this ranking for the eleventh consecutive time. REDE, our company of electronic payment means, valued at R$ 470 million, was included in the ranking for the first time, holding the 21st position.

MVP Brasil 2014: Mais Valor Produzido (More Value Produced) (DOM Strategy Partners in partnership with Padrão Group)	We were the company that generated more value to our audiences in Brazil in 2014. The survey identifies companies that produce and protect value not only for themselves, but also for their consumers, shareholders, employees and society.

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10) REGULATION

10.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management at his or her client; and (c) an auditor cannot promote the interests of his or her client.

During the period from January to December 2014, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	January 13 and 22, and March 14 – acquisition of technical material;

•	January 29 – review of contingencies and tax risks in potential acquisition of companies;

•	May 16 – review of tax returns;

•	June 13 – independent review of the application of “2013 COSO Framework” of internal controls;

•	September 11 – independent review of tax and accounting aspects of foreign operations;

•	October 20 – independent review of credit models; and

•	December 15 – application of tax advisory procedures and transfer pricing.

Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence nor the objectivity of the external audit of Itaú Unibanco, its parent and subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

10.2) BACEN – Circular No. 3,068/01

We hereby represent to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$34.4 billion, corresponding to 11.5% of total securities held.

10.3) International Financial Reporting Standards (IFRS)

We disclosed the consolidated financial statements in accordance with the international financial reporting standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations/financial-information).

11) ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of February 2, 2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	86

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Vice-Chairmen	Executive Vice-Presidents
Alfredo Egydio Arruda Villela Filho	Alfredo Egydio Setubal (*)
Roberto Egydio Setubal	Candido Botelho Bracher

Members	Executive Directors
Alfredo Egydio Setubal	Caio Ibrahim David
Candido Botelho Bracher	Claudia Politanski
Demosthenes Madureira de Pinho Neto	Eduardo Mazzilli de Vassimon
Gustavo Jorge Laboissière Loyola	Ricardo Baldin
Henri Penchas
Israel Vainboim
Nildemar Secches
Pedro Luiz Bodin de Moraes	Directors
Ricardo Villela Marino	Alexsandro Broedel Lopes
Eduardo Hiroyuki Miyaki
Emerson Macedo Bortoloto
Marcelo Kopel
AUDIT COMMITTEE	Matias Granata
Chairman	Rodrigo Luis Rosa Couto
Geraldo Travaglia Filho	Wagner Bettini Sanches

Members
Alkimar Ribeiro Moura	(*) Investor Relations Director
Diego Fresco Gutierrez
Luiz Alberto Fiore
Maria Helena dos Santos Fernandes de Santana
Sergio Darcy da Silva Alves

FISCAL COUNCIL
President
Iran Siqueira Lima

Members
Alberto Sozin Furuguem
Luiz Alberto de Castro Falleiros

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	87

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Retail General Manager	Directors (continued)
Roberto Egydio Setubal	Fernando Barçante Tostes Malta
Fernando Della Torre Chagas
Wholesale General Manager	Fernando José Costa Teles
Candido Botelho Bracher	Fernando Mattar Beyruti
Flávio Delfino Júnior
Executive Vice-Presidents	Francisco Vieira Cordeiro Neto
Alberto Fernandes	Gabriel Amado de Moura
Alexandre de Barros	Gilberto Frussa
Alfredo Egydio Setubal	Henrique Pinto Echenique
Caio Ibrahim David	Ilan Goldfajn
Claudia Politanski	João Antonio Dantas Bezerra Leite
Daniel Luiz Gleizer	João Carlos de Gênova
Eduardo Mazzilli de Vassimon	Jorge Luiz Viegas Ramalho
Jean-Marc Robert Nogueira Baptista Etlin	José Félix Valencia Ríos
José Castro Araújo Rudge	José Virgilio Vita Neto
Márcio de Andrade Schettini	Laila Regina de Oliveira Pena de Antonio
Marco Ambrogio Crespi Bonomi	Leila Cristiane Barboza Braga de Melo
Ricardo Villela Marino	Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Executive Directors	Luís Eduardo Gross Siqueira Cunha
Álvaro de Alvarenga Freire Pimentel	Luís Tadeu Mantovani Sassi
André Luis Texeira Rodrigues	Luiz Antonio Nogueira de França
André Sapoznik	Luiz Eduardo Loureiro Veloso
Carlos Eduardo Monico	Luiz Felipe Monteiro Arcuri Trevisan
Christian George Egan	Luiz Fernando Butori Reis Santos
Fernando Marsella Chacon Ruiz	Luiz Severiano Ribeiro
Flávio Augusto Aguiar de Souza	Marcello Peccinini de Chiaro
Gustavo Adolfo Funcia Murgel	Marcello Siniscalchi
João Marcos Pequeno de Biase	Marcelo Ariel Rosenhek
José Augusto Durand	Marcelo Kopel
Luís Antonio Rodrigues	Marcelo Luis Orticelli
Luís Fernando Staub	Marcio Luis Domingues da Silva
Milton Maluhy Filho	Marco Antonio Sudano
Ricardo Ribeiro Mandacaru Guerra	Marcos Antônio Vaz de Magalhães
Marcos Vanderlei Belini Ferreira
Directors	Mário Lúcio Gurgel Pires
Adilso Martins de Lima	Matias Granata
Adriano Cabral Volpini	Messias dos Santos Esteves
Adriano Maciel Pedroti	Osvaldo José Dal Fabbro
Alberto Zoffmann do Espirito Santo	Paulo Meirelles de Oliveira Santos
Alexandre Enrico Silva Figliolino	Pedro Barros Barreto Fernandes
Alexsandro Broedel Lopes	Pedro Constantino Campos Donati Jorge
Álvaro Felipe Rizzi Rodrigues	Renata Helena de Oliveira Tubini
André Carvalho Whyte Gailey	Ricardo Lima Soares
André Ferrari	Ricardo Nuno Delgado Gonçalves
Andréa Matteucci Pinotti Cordeiro	Ricardo Orlando
Antonio Carlos Barbosa Ortiz (*)	Ricardo Urquijo Lazcano
Carlos Eduardo de Castro	Roberto Fernando Vicente
Carlos Henrique Donegá Aidar	Rodrigo Luís Rosa Couto
Carlos Orestes Vanzo	Rogério Carvalho Braga
Cesar Ming Pereira da Silva	Romildo Gonçalves Valente
Cesar Padovan	Rooney Silva
Cícero Marcus de Araújo	Sergio Guillinet Fajerman
Cintia Carbonieri Araújo	Thales Ferreira Silva
Claudio César Sanches	Thiago Luiz Charnet Ellero
Cláudio José Coutinho Arromatte	Vanessa Lopes Reisner
Cristiane Magalhães Teixeira Portella	Wagner Bettini Sanches
Cristiano Rogério Cagne
Cristina Cestari Spada
Edilson Pereira Jardim
Eduardo Cardoso Armonia
Eduardo Corsetti
Elaine Cristina Zanatta Rodrigues Vasquinho
Emerson Savi Junqueira
Fabiana Pascon Bastos

(*) Elected at the ESM of December 15, 2014 , awaiting approval from BACEN

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	88

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman	Directors
Roberto Egydio Setubal	Alexsandro Broedel Lopes
André Carvalho Whyte Gailey
Vice-Chairmen	Caio Ibrahim David
Alfredo Egydio Setubal	Cristiano Rogério Cagne
Candido Botelho Bracher	Flávio Delfino Júnior
Gilberto Frussa
Members	João Carlos de Gênova
Antonio Carlos Barbosa de Oliveira	Marcello Peccinini de Chiaro
Caio Ibrahim David	Marcelo Ariel Rosenhek
Eduardo Mazzilli de Vassimon	Marco Antônio Sudano
Henri Penchas	Mário Luís Brugnetti
João Dionísio Filgueira Barreto Amoêdo	Vanessa Lopes Reisner

EXECUTIVE BOARD
Chief Executive Officer
Candido Botelho Bracher

Managing Vice-Presidents
Alberto Fernandes
Daniel Luiz Gleizer
Jean-Marc Robert Nogueira Baptista Etlin

Executive Directors
Álvaro de Alvarenga Freire Pimentel
Christian George Egan
Fernando Fontes Iunes
José Augusto Durand
Roderick Sinclair Greenlees (*)

(*)Elected at the Meeting of the Board of Directors of December 15, 2014, awaiting approval from BACEN.

ITAÚ SEGUROS S.A.

Chief Executive Officer
Fernando José Costa Teles

Directors
Adriano Cabral Volpini
Alexsandro Broedel Lopes
Carlos Henrique Donegá Aidar
Cláudio José Coutinho Arromatte
Fernando Barçante Tostes Malta
Henrique Pinto Echenique

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	89

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	12/31/2014	12/31/2013
Current assets		858,654,710	799,706,362
Cash and cash equivalents		17,527,249	16,576,023
Interbank investments	4b and 6	228,886,899	158,826,440
Money market		204,258,864	131,180,802
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,496,426	2,624,798
Interbank deposits		22,131,609	25,020,840
Securities and derivative financial instruments	4c, 4d and 7	204,403,117	223,511,178
Own portfolio		37,495,296	56,857,141
Subject to repurchase commitments		41,347,429	47,565,537
Pledged in guarantee		2,195,950	11,075,905
Securities under resale agreements with free movement		313,479	11,514
Deposited with the Central Bank		9,306,822	11,987,650
Derivative financial instruments		9,705,135	6,935,709
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	97,183,898	82,393,950
Assets guaranteeing technical provisions – other securities	11b	6,855,108	6,683,772
Interbank accounts		63,304,170	77,369,886
Pending settlement		163,380	164,360
Central Bank deposits		63,106,314	77,010,281
National Housing System (SFH)		2,183	2,606
Correspondents		32,293	192,639
Interbranch accounts		24,723	7,063
Loan, lease and other credit operations	8	237,592,277	219,061,125
Operations with credit granting characteristics	4e	252,512,538	232,519,255
(Allowance for loan losses)	4f	(14,920,261)	(13,458,130)
Other receivables		102,821,919	100,971,335
Foreign exchange portfolio	9	38,948,083	43,951,920
Income receivable		2,484,824	1,758,046
Transactions with credit card issuers	4e	24,909,861	22,640,178
Receivables from insurance and reinsurance operations	4m I and 11b	1,388,022	5,191,906
Negotiation and intermediation of securities		3,963,971	2,215,461
Sundry	13a	31,127,158	25,213,824
Other assets	4g	4,094,356	3,383,312
Assets held for sale		264,667	165,711
(Valuation allowance)		(68,616)	(49,006)
Unearned premiums of reinsurance	4m I	8,228	767,071
Prepaid expenses	4g and 13b	3,890,077	2,499,536
Long-term receivables		330,124,066	288,424,219
Interbank investments	4b and 6	941,441	826,286
Money market		12	194,549
Interbank deposits		941,429	631,737
Securities and derivative financial instruments	4c, 4d and 7	95,223,407	73,822,582
Own portfolio		58,896,509	42,923,179
Subject to repurchase commitments		21,631,443	19,808,340
Pledged in guarantee		783,644	599,067
Securities under resale agreements with free movement		3,433,377	-
Derivative financial instruments		5,629,776	5,445,663
Assets guaranteeing technical provisions – other securities	11b	4,848,658	5,046,333
Interbank accounts - National Housing System (SFH)		480,726	722,982
Loan, lease and other credit operations	8	187,220,067	166,802,683
Operations with credit granting characteristics	4e	199,247,792	179,715,738
(Allowance for loan losses)	4f	(12,027,725)	(12,913,055)
Other receivables		45,824,783	44,336,778
Foreign exchange portfolio	9	3,444,225	2,096,782
Sundry	13a	42,380,558	42,239,996
Other assets	4g	433,642	1,912,908
Unearned premiums of reinsurance	4m I	-	281,971
Prepaid expenses	4g and 13b	433,642	1,630,937
Permanent assets		19,922,899	17,590,729
Investments	4h and 15a Il	3,525,861	3,438,743
Investments in affiliates and jointly controlled entities		3,098,591	2,990,486
Other investments		636,155	698,123
(Allowance for losses)		(208,885)	(249,866)
Real estate in use	4i and 15b l	7,560,821	6,510,912
Real estate in use		4,520,797	3,949,103
Other fixed assets		11,526,073	10,447,418
(Accumulated depreciation)		(8,486,049)	(7,885,609)
Goodwill	4j and 15b ll	203,919	1,921,230
Intangible assets	4k and 15b lll	8,632,298	5,719,844
Acquisition of rights to credit payroll		1,058,465	1,151,960
Other intangible assets		9,882,971	6,541,682
(Accumulated amortization)		(2,309,138)	(1,973,798)
Total assets		1,208,701,675	1,105,721,310

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	90

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	12/31/2014	12/31/2013
Current liabilities		650,080,857	604,738,307
Deposits	4b and 10b	228,939,729	208,538,406
Demand deposits		48,733,456	42,891,432
Savings deposits		118,449,430	106,166,141
Interbank deposits		18,621,809	7,823,474
Time deposits		43,135,034	51,657,359
Deposits received under securities repurchase agreements	4b and 10c	188,423,431	174,095,581
Own portfolio		75,413,506	98,001,810
Third-party portfolio		111,073,152	76,081,355
Free portfolio		1,936,773	12,416
Funds from acceptances and issuance of securities	4b and 10d	26,401,512	22,692,798
Real estate, mortgage, credit and similar notes		21,940,555	17,218,089
Foreign borrowings through securities		3,381,311	5,474,709
Structured Operations Certificates		1,079,646	-
Interbank accounts		435,832	613,232
Pending settlement		187,361	175,766
Correspondents		248,471	437,466
Interbranch accounts		4,824,359	4,504,227
Third-party funds in transit		4,615,431	4,470,142
Internal transfer of funds		208,928	34,085
Borrowings and onlending	4b and 10e	47,023,024	38,577,030
Borrowings		28,081,222	25,804,025
Onlending		18,941,802	12,773,005
Derivative financial instruments	4d and 7g	7,817,021	5,711,481
Technical provision for insurance, pension plan and capitalization	4m II and 11a	6,678,779	11,985,260
Other liabilities		139,537,170	138,020,292
Collection and payment of taxes and contributions		226,009	204,980
Foreign exchange portfolio	9	39,737,737	44,241,826
Social and statutory	16b II	4,719,480	3,209,028
Tax and social security contributions	4n, 4o and 14c	6,276,657	7,906,770
Negotiation and intermediation of securities		7,187,828	5,745,717
Credit card operations	4e	59,226,366	54,254,423
Subordinated debt	10f	1,784,407	6,133,405
Sundry	13c	20,378,686	16,324,143
Long-term liabilities		458,935,661	416,929,610
Deposits	4b and 10b	65,833,519	65,845,056
Interbank deposits		503,272	371,016
Time deposits		65,330,247	65,474,040
Deposits received under securities repurchase agreements	4b and 10c	136,589,676	118,083,596
Own portfolio		112,819,297	93,041,434
Free portfolio		23,770,379	25,042,162
Funds from acceptances and issuance of securities	4b and 10d	21,348,192	23,563,592
Real estate, mortgage, credit and similar notes		7,491,121	12,978,555
Foreign borrowings through securities		12,703,599	10,585,037
Structured Operations Certificates		1,153,472	-
Borrowings and onlending	4b and 10e	41,753,444	38,076,272
Borrowings		15,465,007	7,833,763
Onlending		26,288,437	30,242,509
Derivative financial instruments	4d and 7g	9,577,451	5,708,443
Technical provision for insurance, pension plan and capitalization	4m II and 11a	105,996,419	90,074,635
Other liabilities		77,836,960	75,578,016
Foreign exchange portfolio	9	3,438,509	2,066,170
Tax and social security contributions	4n, 4o and 14c	7,386,438	11,025,197
Subordinated debt	10f	52,784,528	49,505,657
Sundry	13c	14,227,485	12,980,992
Deferred income	4p	1,422,717	1,125,454
Minority interest in subsidiaries	16e	2,414,727	1,903,455
Stockholders' equity	16	95,847,713	81,024,484
Capital		75,000,000	60,000,000
Capital reserves		1,315,744	870,456
Revenue reserves		21,212,015	23,543,151
Asset valuation adjustment	4c, 4d and 7d	(352,166)	(1,534,691)
(Treasury shares)		(1,327,880)	(1,854,432)
Total liabilities and stockholders' equity		1,208,701,675	1,105,721,310

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	91

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	Note	2nd Half of 2014	01/01 to 12/31/2014	01/01 to 12/31/2013

Income from financial operations		69,944,208	125,023,816	93,821,387
Loan, lease and other credit operations		35,997,207	67,439,225	58,838,600
Securities and derivative financial instruments		23,887,545	39,137,237	25,337,337
Financial income from insurance, pension plan and capitalization operations	11c	5,175,396	9,883,338	3,893,154
Foreign exchange operations		2,181,845	2,671,245	1,324,714
Compulsory deposits		2,702,215	5,892,771	4,427,582
Expenses of financial operations		(45,316,625)	(73,137,167)	(48,702,020)
Money market		(30,528,819)	(54,124,515)	(41,599,430)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(4,684,729)	(8,987,140)	(3,436,407)
Borrowings and onlending		(10,103,077)	(10,025,512)	(3,666,183)
Income from financial operations before loan and losses		24,627,583	51,886,649	45,119,367
Result of allowance for loan losses	8d I	(7,827,970)	(14,203,006)	(13,594,752)
Expenses for allowance for loan losses		(10,555,248)	(19,251,619)	(18,655,034)
Income from recovery of credits written off as loss		2,727,278	5,048,613	5,060,282
Gross income from financial operations		16,799,613	37,683,643	31,524,615
Other operating revenues (expenses)		(5,532,746)	(11,555,313)	(11,768,682)
Banking service fees	13d	10,023,270	19,145,036	16,811,469
Asset management		1,928,708	3,765,743	3,574,508
Current account services		394,218	775,193	735,242
Credit cards		4,734,714	9,013,462	7,601,799
Sureties and credits granted		1,083,879	2,003,728	1,777,427
Receipt services		754,601	1,527,572	1,430,044
Other		1,127,150	2,059,338	1,692,449
Income from bank charges	13e	4,407,322	8,595,196	7,254,545
Result from insurance, pension plan and capitalization operations	11c	1,953,673	3,833,776	3,527,681
Personnel expenses	13f	(8,494,344)	(16,443,317)	(15,329,410)
Other administrative expenses	13g	(8,379,433)	(16,210,590)	(15,086,621)
Tax expenses	4o and 14a II	(2,361,926)	(5,087,378)	(4,328,034)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	358,680	609,810	834,281
Other operating revenues	13h	470,434	557,124	956,660
Other operating expenses	13i	(3,510,422)	(6,554,970)	(6,409,253)
Operating income		11,266,867	26,128,330	19,755,933
Non-operating income	2c	1,141,753	1,116,420	36,949
Income before taxes on income and profit sharing		12,408,620	27,244,750	19,792,882
Income tax and social contribution	4o and 14a I	(1,199,760)	(6,437,350)	(3,702,009)
Due on operations for the period		(2,530,759)	(7,717,137)	(8,191,220)
Related to temporary differences		1,330,999	1,279,787	4,489,211
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(122,212)	(260,592)	(258,857)
Minority interest in subsidiaries	16e	(163,012)	(305,244)	(136,267)
Net income		10,923,636	20,241,564	15,695,749
Weighted average of the number of outstanding shares	16a		5,469,494,385	5,462,247,783
Net income per share – R$			3.70	2.87
Book value per share - R$ (outstanding at 12/31)			17.50	14.86

Supplementary information

Exclusion of nonrecurring effects	2a and 22k		377,160	140,071
Net income without nonrecurring effects			20,618,724	15,835,820
Net income per share – R$			3.77	2.90

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	92

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	NOTE	2nd Half of 2014	01/01 to 12/31/2014	01/01 to 12/31/2013
Adjusted net income		20,388,340	49,818,501	34,151,956
Net income		10,923,636	20,241,564	15,695,749
Adjustments to net income:		9,464,704	29,576,937	18,456,207
Granted options recognized and share-based payment – variable compensation		446,845	550,007	211,661
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	1,111,479	(378,981)	224,963
Effects of changes in exchange rates on cash and cash equivalents		(2,303,193)	1,185,920	(2,590,114)
Allowance for loan losses		10,555,248	19,251,619	18,655,034
Interest and foreign exchange expense from operations with subordinated debt		5,682,361	7,747,171	4,813,545
Interest expense from operations with debentures		-	-	41,345
Financial expenses on technical provisions for pension plan and capitalization		4,684,729	8,987,140	3,436,407
Depreciation and amortization	15b	1,365,570	2,689,262	2,334,895
Interest expense from provision for contingent and legal liabilities	12b	513,490	1,018,977	800,762
Provision for contingent and legal liabilities	12b	1,534,714	3,379,897	4,533,583
Interest income from escrow deposits	12b	(174,860)	(377,358)	(265,342)
Deferred taxes		(1,330,999)	(1,279,787)	(4,489,211)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	(358,680)	(609,810)	(834,281)
Interest and foreign exchange income from available-for-sale securities		(8,628,494)	(9,011,825)	(8,481,677)
Interest and foreign exchange income from held-to-maturity securities		(3,142,130)	(3,514,899)	(544,844)
(Gain) loss from sale of available-for-sale financial assets	7i	563,538	689,667	540,203
(Gain) loss from sale of investments		(775)	10,674	(68,136)
(Gain) loss from sale of foreclosed assets		23,251	35,051	(796)
(Gain) loss from sale of fixed assets		13,137	41,324	9,278
(Gain) loss from sale of investments due from ISSC	2c	(1,151,110)	(1,151,110)	-
Minority interest		163,012	305,244	136,267
Other		(102,428)	8,754	(9,895)
Change in assets and liabilities		11,993,888	3,773,019	1,555,034
(Increase) decrease in assets		(53,688,237)	(70,682,484)	(52,357,024)
Interbank investments		(28,528,108)	(29,097,053)	23,200,236
Securities and derivative financial instruments (assets/liabilities)		5,973,257	9,056,684	(7,779,386)
Compulsory deposits with the Central Bank of Brazil		16,936,328	13,903,967	(13,308,909)
Interbank and interbranch accounts (assets/liabilities)		(1,894,603)	529,077	(43,017)
Loan, lease and other credit operations		(45,108,904)	(58,365,762)	(56,581,076)
Other receivables and other assets		(2,222,289)	(6,927,642)	120,881
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		1,156,082	218,245	2,034,247
(Decrease) increase in liabilities		65,682,125	74,455,503	53,912,058
Deposits		17,426,415	20,389,786	29,251,881
Deposits received under securities repurchase agreements		31,670,766	32,833,930	3,396,418
Funds for issuance of securities		2,458,018	1,493,314	(7,282,136)
Borrowings and onlending		11,728,293	12,123,166	17,512,360
Credit card operations (assets/liabilities)		6,416,189	2,702,260	1,425,587
Technical provision for insurance, pension plan and capitalization		4,039,877	6,525,093	4,282,056
Collection and payment of taxes and contributions		(4,900,893)	21,029	(211,970)
Other liabilities		4,304,984	5,790,980	5,566,628
Deferred income		259,794	297,263	(28,766)
Payment of income tax and social contribution		(2,899,848)	(7,721,318)	(6,756,266)
Net cash provided by (used in) operating activities		37,203,698	53,591,519	28,948,163
Interest on capital / dividends received from affiliated companies		112,739	356,939	220,106
Funds received from sale of available-for-sale securities		19,061,048	62,433,178	29,816,357
Funds received from redemption of held-to-maturity securities		1,408,045	2,666,716	464,953
Disposal of assets not for own use		30,346	45,062	110,098
Disposal of investments		45,827	247,995	555,706
Cash and cash equivalents net assets and liabilities due from ISSC for-sale	2c	1,473,605	1,473,605	-
Cash and cash equivalents net assets and liabilities due from BMG Seguradora acquisition	2c	-	(87,166)	-
Sale of fixed assets		51,548	61,440	60,253
Termination of intangible asset agreements		30,216	220,374	201,865
Purchase of available-for-sale securities		(17,186,361)	(46,551,053)	(39,375,791)
Purchase of held-to-maturity securities		(3,231,045)	(11,321,805)	(584,899)
Cash and cash equivalents net assets and liabilities due from BMG Seguradora acquisition	2c	-	-	(2,874,603)
Purchase of investments		(202,981)	(256,072)	(488,083)
Purchase of fixed assets	15b	(1,682,259)	(2,846,623)	(2,514,902)
Purchase of intangible assets	15b	(1,826,766)	(2,389,160)	(1,663,720)
Net cash provided by (used in) invesment activities		(1,916,038)	4,053,430	(16,072,661)
Increase in subordinated debt		11,905	206,777	-
Decrease in subordinated debt		(3,245,271)	(9,024,075)	(3,546,608)
Decrease in debentures		-	-	(1,610,398)
Change in minority interest	16e	358,209	291,145	410,935
Granting of stock options		300,234	535,557	215,310
Purchase of treasury shares		(34,746)	(34,746)	(662,215)
Dividends and interest on capital paid to minority interests		(81,545)	(85,117)	(37,408)
Dividends and interest on capital paid		(2,265,389)	(6,318,783)	(5,368,868)
Net cash provided by (used in) financing activities		(4,956,603)	(14,429,242)	(10,599,252)

Net increase (decrease) in cash and cash equivalents		30,331,057	43,215,707	2,276,250

Cash and cash equivalents at the beginning of the period		55,197,731	45,802,194	40,935,830
Effects of changes in exchange rates on cash and cash equivalents		2,303,193	(1,185,920)	2,590,114
Cash and cash equivalents at the end of the period	4a and 5	87,831,981	87,831,981	45,802,194

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	93

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	Note	2nd Half of 2014	01/01 to 12/31/2014		01/01 to 12/31/2013
Income		78,794,123	144,068,362		110,132,506
Financial operations		69,944,208	125,023,816		93,821,387
Banking services		14,430,592	27,740,232		24,066,014
Result from insurance, pension plan and capitalization operations		1,953,673	3,833,776		3,527,681
Result of loan losses	8d	(7,827,970)	(14,203,006)		(13,594,752)
Other		293,620	1,673,544		2,312,176
Expenses		(48,827,047)	(79,692,137)		(55,111,273)
Financial operations		(45,316,625)	(73,137,167)		(48,702,020)
Other		(3,510,422)	(6,554,970)		(6,409,253)
Inputs purchased from third parties		(6,694,833)	(12,925,456)		(12,105,991)
Materials, energy and others	13g	(189,566)	(349,778)		(355,566)
Third-party services	13g	(2,222,094)	(4,198,611)		(3,260,045)
Other		(4,283,173)	(8,377,067)		(8,490,380)
Data processing and telecommunications	13g	(1,992,008)	(3,870,363)		(3,700,611)
Advertising, promotions and publication	13g	(486,374)	(950,161)		(1,341,428)
Installations		(609,725)	(1,216,018)		(1,215,646)
Transportation	13g	(221,002)	(432,344)		(453,940)
Security	13g	(317,337)	(627,212)		(548,632)
Travel expenses	13g	(109,312)	(203,405)		(194,133)
Other		(547,415)	(1,077,564)		(1,035,990)
Gross added value		23,272,243	51,450,769		42,915,242
Depreciation and amortization	13g	(1,055,477)	(2,069,003)		(1,880,687)
Net added value produced by the company		22,216,766	49,381,766		41,034,555
Added value received from transfer	15a lll	358,680	609,810		834,281
Total added value to be distributed		22,575,446	49,991,576		41,868,836
Distribution of added value		22,575,446	49,991,576		41,868,836
Personnel		7,631,229	14,870,554	29.7%	13,932,896	33.3%
Compensation		6,090,632	11,882,043	23.8%	11,137,963	26.6%
Benefits		1,179,275	2,288,307	4.6%	2,153,607	5.1%
FGTS – government severance pay fund		361,322	700,204	1.4%	641,326	1.5%
Taxes, fees and contributions		3,228,446	13,358,083	26.7%	11,003,981	26.3%
Federal		2,662,062	12,317,460	24.6%	10,108,194	24.1%
State		53,254	66,750	0.1%	12,553	0.0%
Municipal		513,130	973,873	1.9%	883,234	2.1%
Return on third parties’ assets - Rent		629,123	1,216,131	2.4%	1,099,943	2.6%
Return on own assets		11,086,648	20,546,808	41.1%	15,832,016	37.8%
Dividends and interest on capital		2,370,579	4,397,560	8.8%	3,245,818	7.8%
Retained earnings (loss) for the period		8,553,057	15,844,004	31.7%	12,449,931	29.7%
Minority interest in retained earnings		163,012	305,244	0.6%	136,267	0.3%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	94

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	12/31/2014	12/31/2013

Current assets		20,494,701	15,446,870
Cash and cash equivalents		114,898	171,746
Interbank investments	4b and 6	3,060,088	470,688
Money market		29,874	81,135
Interbank deposits		3,030,214	389,553
Securities and derivative financial instruments - Own portfolio	4c, 4d and 7	13,544,527	11,942,582
Other receivables		3,774,794	2,856,739
Income receivable	15a I	2,829,300	2,407,354
Sundry	13a	945,494	449,385
Other assets – prepaid expenses	4g	394	5,115
Long-term receivables		38,431,546	37,978,466
Interbank invesments – interbank deposits	4b and 6	38,212,705	37,677,990
Other receivables - sundry	13a	218,841	300,476
Permanent assets		66,562,137	56,162,764
Investments - Investments in subsidiaries		66,562,075	56,162,662
Real estate in use	4i	62	102
Total assets		125,488,384	109,588,100
Liabilities
Current liabilities		2,303,088	1,645,489
Deposits - interbank deposits	4b and 10b	-	106,540
Funds from acceptance and issuance of securities	4b and 10d	5,542	5,542
Other liabilities		2,297,546	1,533,407
Social and statutory	16b II	1,842,166	1,034,675
Tax and social security contributions	4n, 4o and 14c	114,666	212,479
Subordinated debt	10f	291,892	257,431
Sundry		48,822	28,822
Long-term liabilities		21,295,460	18,712,867
Funds from acceptance and issuance of securities	4b and 10d	500,000	500,000
Other liabilities		20,795,460	18,212,867
Tax and social security contributions	4n, 4o and 14c	1,125	1,052
Subordinated debt	10f	20,638,858	18,192,517
Sundry		155,477	19,298
Stockholders' equity	16	101,889,836	89,229,744
Capital		75,000,000	60,000,000
Capital reserves		1,315,744	870,456
Revenue reserves		27,224,331	31,748,411
Asset valuation adjustment	4c and 4d	(322,359)	(1,534,691)
(Treasury shares)		(1,327,880)	(1,854,432)
Total liabilities and stockholders' equity		125,488,384	109,588,100

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	95

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

	Note	2nd Half of 2014	01/01 to 12/31/2014	01/01 to 12/31/2013

Income from financial operations		2,452,145	4,495,970	3,549,205
Securities and derivative financial instruments		2,452,145	4,495,970	3,549,205
Expenses of financial operations		(563,335)	(1,104,706)	(1,020,395)
Money market		(563,335)	(1,104,706)	(1,020,395)
Gross income from financial operations		1,888,810	3,391,264	2,528,810
Other operating revenues (expenses)		8,343,676	14,083,620	9,531,635
Personnel expenses		(84,927)	(102,489)	(225,981)
Other administrative expenses		(16,203)	(35,408)	(38,530)
Tax expenses	14a II	(74,036)	(202,534)	(149,596)
Equity in earnings of subsidiaries	15a I	8,320,359	14,361,021	9,849,993
Other operating revenues (expenses)		198,483	63,030	95,749
Operating income		10,232,486	17,474,884	12,060,445
Non-operating income		8,523	24,825	19,878
Income before taxes on income and profit sharing		10,241,009	17,499,709	12,080,323
Income tax and social contribution	4o	(379,438)	(96,561)	(407,592)
Due on operations for the period		(56,498)	(94,210)	32,930
Related to temporary differences		(322,940)	(2,351)	(440,522)
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(6,750)	(11,591)	(11,342)
Net income		9,854,821	17,391,557	11,661,389
Weighted average of the number of outstanding shares	16a		5,469,494,385	5,462,247,783
Net income per share – R$			3.18	2.13
Book value per share - R$ (outstanding at 12/31)			18.60	16.36

Supplementary information

Exclusion of nonrecurring effects	2a and 22k		377,160	140,071
Net income without nonrecurring effects			17,768,717	11,801,460
Net income per share – R$			3.25	2.16

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	96

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
Balance at 07/01/2014	75,000,000	866,514	19,694,145	(1,076,937)	-	(1,545,039)	92,938,683
Purchase of treasury shares	-	-	-	-	-	(34,746)	(34,746)
Granting of stock options	-	2,385	45,944	-	-	251,905	300,234
Granting of options recognized	-	146,057	-	-	-	-	146,057
Share-based payment – variable compensation	-	300,788	-	-	-	-	300,788
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	580,884	-	-	580,884
Remeasurements in liabilities of post-employment benefits	-	-	-	173,694	-	-	173,694
Net income	-	-	-	-	9,854,821	-	9,854,821
Appropriations:
Legal reserve	-	-	492,741	-	(492,741)	-	-
Statutory reserves	-	-	4,244,894	-	(4,244,894)	-	-
Dividends and interest on capital	-	-	2,746,607	-	(5,117,186)	-	(2,370,579)
Balance at 12/31/2014	75,000,000	1,315,744	27,224,331	(322,359)	-	(1,327,880)	101,889,836
Changes in the period	-	449,230	7,530,186	754,578	-	217,159	8,951,153
Balance at 01/01/2013	45,000,000	843,694	39,993,495	1,506,889	-	(1,523,500)	85,820,578
Reserve Capitalization - ESM 04/19/2013	15,000,000	-	(15,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(662,215)	(662,215)
Granting of stock options	-	(184,899)	68,926	-	-	331,283	215,310
Granting of options recognized	-	211,661	-	-	-	-	211,661
Addition to interest on capital paid on 03/14/2013 - year 2012	-	-	(1,977)	-	-	-	(1,977)
Payment of interest on capital on 03/14/2013 – declared after 12/31/2012 - R$ 0.3824 per share	-	-	(1,727,604)	-	-	-	(1,727,604)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(2,663,221)	-	-	(2,663,221)
Remeasurements in liabilities of post-employment benefits	-	-	-	(378,359)	-	-	(378,359)
Net income	-	-	-	-	11,661,389	-	11,661,389
Appropriations:
Legal reserve	-	-	583,069	-	(583,069)	-	-
Statutory reserves	-	-	5,235,886	-	(5,235,886)	-	-
Dividends and interest on capital	-	-	2,596,616	-	(5,842,434)	-	(3,245,818)
Balance at 12/31/2013	60,000,000	870,456	31,748,411	(1,534,691)	-	(1,854,432)	89,229,744
Changes in the period	15,000,000	26,762	(8,245,084)	(3,041,580)	-	(330,932)	3,409,166
Balance at 01/01/2014	60,000,000	870,456	31,748,411	(1,534,691)	-	(1,854,432)	89,229,744
Reserve Capitalization - ESM 04/23/2014	15,000,000	-	(15,000,000)	-	-	-	-
Granting of stock options	-	(104,719)	78,978	-	-	561,298	535,557
Granting of options recognized	-	249,219	-	-	-	-	249,219
Share-based payment – variable compensation	-	300,788	-	-	-	-	300,788
Payment of interest on capital on 02/28/2014 – declared after 12/31/2013 - R$ 0.5236 per share	-	-	(2,597,055)	-	-	-	(2,597,055)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	1,010,254	-	-	1,010,254
Remeasurements in liabilities of post-employment benefits	-	-	-	202,078	-	-	202,078
Net income	-	-	-	-	17,391,557	-	17,391,557
Appropriations:
Legal reserve	-	-	869,578	-	(869,578)	-	-
Statutory reserves	-	-	9,177,792	-	(9,177,792)	-	-
Dividends and interest on capital	-	-	2,946,627	-	(7,344,187)	-	(4,397,560)
Balance at 12/31/2014	75,000,000	1,315,744	27,224,331	(322,359)	-	(1,327,880)	101,889,836
Changes in the period	15,000,000	445,288	(4,524,080)	1,212,332	-	526,552	12,660,092

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	97

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	Note	2nd Half of 2014	01/01 to 12/31/2014	01/01 to 12/31/2013
Adjusted net income		6,030,446	7,303,898	5,903,069
Net income		9,854,821	17,391,557	11,661,389
Adjustments to net income:		(3,824,375)	(10,087,659)	(5,758,320)
Granting of options recognized		446,845	550,007	211,661
Interest and foreign exchange expense from operations with subordinated debt		3,678,149	3,652,352	3,396,297
Deferred taxes		322,940	2,351	440,522
Equity in earnings of subsidiaries	15a I	(8,320,359)	(14,361,021)	(9,849,993)
Amortization of goodwill		28,872	57,745	57,745
Effects of changes in exchange rates on cash and cash equivalents		19,151	10,844	(14,639)
Other		26	63	87
Change in assets and liabilities		(747,954)	(222,007)	(1,197,088)
(Increase) decrease in other receivables and other assets		(826,924)	(412,104)	(390,924)
(Decrease) increase in other liabilities		78,970	190,097	(806,164)
Net cash provided by (used in) operating activities		5,282,492	7,081,890	4,705,981
Interest on capital / dividends received		395,298	6,604,743	8,722,953
(Increase) decrease in interbank investments		497,955	(3,175,376)	(4,663,543)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		(2,314,855)	(1,601,945)	(1,527,877)
(Purchase) sale of investments		(1,692,822)	(1,910,494)	(398,330)
(Purchase) sale of fixed assets		-	-	11
(Purchase) sale of intangible assets		-	(23)	-
Net cash provided by (used in) investment activities		(3,114,424)	(83,095)	2,133,214
Increase (decrease) in deposits		-	(106,540)	106,540
Decrease in subordinated debt		(98,358)	(1,171,549)	(1,033,234)
Granting of stock options		300,234	535,557	215,310
Purchase of treasury shares		(34,746)	(34,746)	(662,215)
Dividends and interest on capital paid		(2,265,389)	(6,318,783)	(5,368,868)
Net cash provided by (used in) financing activities		(2,098,259)	(7,096,061)	(6,742,467)

Net increase (decrease) in cash and cash equivalents		69,809	(97,265)	96,728

Cash and cash equivalents at the beginning of the period		94,114	252,881	141,514
Effects of changes in exchange rates on cash and cash equivalents		(19,151)	(10,844)	14,639
Cash and cash equivalents at the end of the period	4a and 5	144,772	144,772	252,881

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	98

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	Note	2nd Half of 2014	01/01 to 12/31/2014	01/01 to 12/31/2013
Income		2,546,048	4,829,511	6,071,793
Financial operations		2,452,146	4,495,970	3,549,205
Other		93,902	333,541	2,522,588
Expenses of financial operations		(563,335)	(1,104,706)	(1,020,395)
Inputs purchased from third parties		(15,969)	(34,926)	(38,044)
Third-party services		(9,930)	(20,976)	(17,037)
Advertising, promotions and publication		(352)	(1,153)	(1,265)
Expenses for financial system services		(2,017)	(4,257)	(4,157)
Insurance		(6)	(6)	(5,307)
Other		(3,664)	(8,534)	(10,278)
Gross added value		1,966,744	3,689,879	5,013,354
Deprecitation and amortization		(28,900)	(57,808)	(28,960)
Net added value produced by the company		1,937,844	3,632,071	4,984,394
Added value received from transfer	15a I	8,320,359	14,361,021	9,849,993
Equity income		8,320,359	14,361,021	9,849,993
Total added value to be distributed		10,258,203	17,993,092	14,834,387
Distribution of added value		10,258,203	17,993,092	14,834,387
Personnel		89,933	110,429	233,161
Compensation		89,204	108,902	231,023
Benefits		573	1,226	1,700
FGTS – government severance pay fund		156	301	438
Taxes, fees and contributions		313,213	490,624	2,939,440
Federal		313,190	490,581	2,939,402
Municipal		23	43	38
Return on third parties’ assets - rent		236	482	397
Return on own assets		9,854,821	17,391,557	11,661,389
Dividends and interest on capital		2,370,579	4,397,560	3,245,818
Retained earnings (loss) for the period		7,484,242	12,993,997	8,415,571

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	99

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Exercise from January 1 to December 31, 2014 and 2013

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	100

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates necessary to calculate accounting provisions and valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and intercompany balances and intercompany results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income and for subsidiaries which functional currency is equal to that of the parent company and in Asset Valuation Adjustment for subsidiaries which functional currency is different from that of the parent company (Note 4s).

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on the purchase of investments and from the recording of transactions with minority stockholders where there is no change of control (Note 4q), net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger and acquisition by minority stockholders of REDE, is being amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	101

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By 12/31/2009, goodwill generated had been fully amortized in the periods investments were made.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies with total assets over R$ 150 million:

		Country of		Interest in voting capital at		Interest in total capital at
		Incorporation	Activity	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Banco Credicard S.A.	(1)	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(Note 2c)	Brazil	Financial institution	60.00%	70.00%	60.00%	70.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(2)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	99.99%	100.00%	99.99%
Itaú BBA International PLC		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.	(Note 2c)	Brazil	Insurance	60.00%	-	60.00%	-
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(1) Company merged in 08/31/2014 by Banco Itaucard S.A.

(2) Does not include Redeemable Preferred Shares (Note 10f).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	102

c)	Business development

REDE

On September 24, 2012, ITAÚ UNIBANCO HOLDING completed the auction of the Tender Public Offer (OPA) to cancel REDE’s listed company register, which occurred on October 18, 2012, pursuant to the OPA call notice published on August 23, 2012. As a result of the auction, ITAÚ UNIBANCO HOLDING started to hold 100.0% of REDE’s capital, with the acquisition of 335,413,093 common shares for R$ 11,752,183.

Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders should be recognized directly in consolidated stockholders' equity - caption Revenue Reserve.

Association agreement with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303.177 at the base date of 2013.

On April 29, 2014, an agreement was entered into to establish the combination of payroll loan business of BMG and Itaú BMG Consignado, which was concentrated in Itaú BMG Consignado. In reciprocity for this business combination, on July 25, 2014, a capital increase of Itaú BMG Consignado was carried out, fully subscribed and paid in by BMG in the amount of R$ 181.086. The possibility of this combination was already set forth in the investment agreement of December 13, 2012, which governs the association. After this capital increase, ITAÚ UNIBANCO HOLDING will hold a sixty per cent (60%) interest in the total and voting capital of Itaú BMG Consignado and BMG will hold the remaining forty per cent (40%).

Accordingly, as from July 25, 2014 and throughout the period of the Association, Itaú BMG Consignado is the exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, provided that certain exceptions are observed for a maximum period of six (6) months counted from the date on which the capital of Itaú BMG Consignado is increased.

It is estimated that this transaction will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will continue to consolidate Itaú BMG Consignado in its financial statements.

Credicard

On May 14, 2013, Itaú Unibanco Holding, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, including “Credicard” brand, for the amount of R$ 2,948,410 (monetarily adjusted). The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013.

Banco Credicard and Credicard Promotora de Vendas are the entities responsible for the supply and distribution of financial products and services under the “Credicard” brand, principally personal loans and credit cards. In view of this transaction, ITAÚ UNIBANCO HOLDING consolidated Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements from December, 2013 to August 31, 2014. Banco Credicard merged with Banco Itaucard S.A. on August 31,2014.

The allocation of the difference between the amount paid and the allocation of net assets at fair value led to the recognition of goodwill based on expected future profitability, in the amount of R$ 1,863 million, and other intangible assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	103

BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, through Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby Itaú BMG Consignado agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the Itaú BMG Consignado for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R$ 88,1 million. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING, which has consolidated the transaction in its financial statements since January, 2014.

As a result of the study of Purchase Price Allocation - PPA, the allocation of difference between the amount paid and the share in net assets at fair value, resulted in the recognition of a goodwill due to expected future profitability in the amount of R$ 22.7 million.

Citibank N.A. Uruguay Branch

On June 28, 2013, ITAU UNIBANCO HOLDING, through its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As a result of this transaction, BIU assumed a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6% of the Uruguayan market share.

Approval was obtained from applicable regulatory authorities on December 10, 2013.

The allocation of the difference between the amount paid and the allocation of assets and liabilities related to the operation, net at fair value, led to the recognition of goodwill based on expected future profitability and other intangible assets.

Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions to merge the operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING and 32.92% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia S.A. into the operations of Itaú CorpBanca or its subsidiaries.

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Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a stockholders’ agreement with Corp Group when the operation is concluded. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and also to third parties.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca in its financial statements.

The effectiveness of this operation is subject to the satisfaction of certain conditions precedent, including the aforementioned approval by the stockholders’ meeting of CorpBanca and regulatory approvals in Chile, Panama and Colombia. On October 15, 2014, BACEN approved the operation.

Major Risk Insurance Operation

 ITAÚ UNIBANCO HOLDING, whereby its subsidiary Itaú Unibanco S.A., signed on July 4th, 2014 a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”) whereby Itaú Unibanco and some of its subsidiaries have undertaken to sell their total stakes in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

ISSC had the ITAÚ UNIBANCO HOLDING’s major risk insurance operations, the clients of which were middle market and large corporations with policies representing high insured values. The necessary measures for completion of spinoff process are already in progress. This operation was approved by the Administrative Council for Economic Defense (CADE) on September 15, 2014 and by SUSEP on October 09, 2014.

Based on pro-forma data for December 31, 2013, the major risk insurance operation comprises the following: net equity value of R$ 364 million, assets of R$ 5.8 billion and technical reserves of R$ 4.6 billion.

After certain conditions established in the agreement are fulfilled, ACE paid R$ 1.515 billion to ITAÚ UNIBANCO HOLDING and its subsidiaries. The transfer of these shares and the financial settlement of the operation were carried out on October 31, 2014, in which the amount paid by ACE is subject to price adjustment according to the difference in the positions of Stockholders’ Equity between the pro forma balance sheet date and the closing balance sheet date.

The operation produced an accounting effect, before tax, of R$ 1.1 billion on fourth quarter ITAÚ UNIBANCO HOLDING's results.

The sale of this operation reflects ITAÚ UNIBANCO HOLDING’s strategy of commercializing the mass-market insurance products typically related to retail banking.

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

The subsidiaries of ITAÚ UNIBANCO HOLDING, in conjunction with other financil institutions, on July 17, 2014 signed a new Shareholders Agreement of TecBan, that will revoke and substitute the current shareholders agreement as soon as it comes into effect.

In addition to the usual provisions in shareholders agreements such as rules on governance and the transfer of shares, the Shareholders Agreement provides that within approximately 4 (four) years as from the date it comes into effect, the Parties shall have substituted part of their external network of Automatic Teller Machines (“ATM”) for Banco24Horas Network ATMs, which are and shall continue to being managed by TecBan. As a general rule, the external ATM network can be considered those ATMs located outside the branch banking environment or where access is not restricted, exclusive or controlled such as for example such equipment installed in shopping centers, gasoline service stations, supermarkets etc.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	105

In line with the worldwide tendency towards best practice in the industry, the Parties constituting Brazil’s leading retail banks will consolidate their external ATM networks on the Banco24Horas Network terminals, generating increased efficiency, greater quality and capillarity of customer service. It should also be pointed out that in addition to the Parties, approximately 40 (forty) other banks are clients of TecBan. Consequently, this growth in the Banco24Horas Network will also significantly benefit these institutions and their respective customers.

The operation was approved by the Administrative Council for Economic Defense (CADE) on October 22, 2014, with no restrictions. The effective date of sale and settlement was November 14, 2014.

This operation had no significant accounting effects on the results of ITAÚ UNIBANCO HOLDING.

Maxi Pago

In September 2014 ITAU UNIBANCO HOLDING, through its subsidiary Rede (Redecard S.A.), entered into a share purchase agreement with the controlling parties of MaxiPago Serviços de Internet S.A., a payments gateway company featuring network interconnection for mobile electronic payments.

Approval was obtained from the Central Bank on December 15, 2014, and preconditions were fulfilled on January 8, 2015. This agreement provides for the acquisition of 35,261 common shares of MaxiPago, which represents 75% of total stock and voting capital.

This operation is not expected to have significant effects on the results of ITAU UNIBANCO HOLDING.

MCC Securities and MCC Corredora de Bolsa

In July 2011 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Secutires.

In June 2012 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Corredora de Bolsa.

August 2014, the aforementioned parties entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa for amounts US$ 32.7 million and US$ 6.7 million respectively.

Accordingly, with this operation ITAÚ UNIBANCO HOLDING validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements beginning in August 2014.

Via Varejo

On October 1, 2014 ITAU UNIBANCO HOLDING informed that, in view of the early termination by Via Varejo of the operating agreements for the offer of extended warranty insurance in the “Ponto Frio” and “Casas Bahia” stores, its subsidiary Itaú Seguros S.A. received from Via Varejo the cash amount of R$ 584 million, mainly related to the refund of amounts disbursed pursuant to these agreements, duly restated.

This operation had no significant effects on the results of ITAU UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	106

Note 3 – Requirements of capital and fixed asset limits

a) Basel and fixed asset ratios

Represented below are the main indicators at December 31, 2014, according to present regulation which defines the Financial Conglomerate as the calculation basis:

Financial
conglomerate (1)
Referential equity (2)	129,790,456
Basel ratio	16.9%
Tier I	12.5%
Common Equity	12.5%
Additional Capital	0.0%
Tier II	4.4%
Fixed assets ratio	49.1%
Excess capital in relation to fixed assets	1,160,112
(1)	Consolidated financial statements including financial companies only. From October, 2013, according to Resolutions No. 4,278, this is the calculation basis;
(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013 and No. 4,311, of February 20, 2014, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

Management considers the current Basel ratio (16.9%, based on Financial consolidated, of which 12.5% of Common Equity and Tier I and 4.4% of Tier II) to be adequate, taking into account that this current Basel ratio exceeds the minimum required by the authorities (11.0%).

CMN Resolutions No. 4,192, of March 1st, 2013, No. 4,278 of October 21, 2013 and No.4,311 of February 20, 2014, provide for the criteria for computation of the Regulatory Capital Minimum Requirements Referential Equity (PRE), Tier I, Capital Principal and Resolution No. 4,193, of March 1st, 2013 and No. 4,281, of October 31, which introduces the Additional Capital Principal.In order to calculate the risk portions, the procedures from Circular No 3,644, of March 04, 2013, No. 3,652 of March 26, 2013, No. 3,679, of October 31, 2013, No. 3,696 of January 3rd, 2014 and No. 3,714 of August 20, 2014, were followed for credit risk; of the procedures from Circulars Nos. 3,634, 3,635, 3,636, 3,637, 3,638, 3,639, 3,641 and 3,645, of March 04, 2013 and 3,677, of October 31, 2013 and Circular Letters Nos. 3,498 and 3,499, of April 8, 2011 were followed for market risk; and the procedures from Circulars No. 3,640, of March 04, 2013 and No. 3,675, October 31, 2013 and Circular Letters No. 3,625, of December 27, 2013 were followed for operational risk. For the operational risk portion, ITAÚ UNIBANCO HOLDING CONSOLIDATED opted to use the Alternative Standardized Approach.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	107

The referential equity used for the calculation of ratios and the risk-weighted assets at December 31, 2014, are as follows:

	Financial conglomerate
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	95,847,713
Minority interest in subsidiaries	2,332,847
Changes in ownership interest in a subsidiary from capital transaction	4,898,503
Consolidated stockholders’ equity (BACEN)	103,079,063
Preferred shares with clause of redemption excluded from Tier I	(1,048,455)
Common Equity deductions	(5,818,842)
Common Equity Tier I	96,211,766
Instruments eligible to comprise Additional Tier I	-
Additional Tier I deductions	20,000
Additional Tier I Capital	20,000
Tier I (Common Equity + Additional Capital)	96,231,766
Instruments eligible to comprise Tier II	33,546,949
Tier II deductions	11,741
Tier II	33,558,690
Regulatory Capital (Tier I + Tier II)	129,790,456
Risk-weighted assets	768,074,569
Risk-weighted assets of credit risk (RWACPAD)	706,081,487	91.9%
a) Per weighting factor (FPR):
FPR at 2%	75,017	0.0%
FPR at 20%	3,248,562	0.4%
FPR at 35%	8,139,099	1.1%
FPR at 50%	34,485,513	4.5%
FPR at 75%	146,705,080	19.1%
FPR at 85%	139,730,248	18.2%
FPR at 100%	307,258,682	40.0%
FPR at 250%	34,837,806	4.5%
FPR at 300%	14,015,012	1.8%
FPR at 1250%	4,430,166	0.6%
Derivatives – Future potential gain and Variation of the counterparty credit quality Minimum Required Regulatory Capital	13,156,302	1.7%
b) Per type:
Securities	37,570,907	4.9%
Loan operations - retail	121,534,169	15.8%
Loan operations – non-retail	226,925,158	29.5%
Joint obligations - retail	323,999	0.0%
Joint obligations – non-retail	63,509,163	8.3%
Loan commitments - retail	24,834,742	3.2%
Loan commitments – non-retail	23,699,399	3.1%
Other exposures	207,683,950	27.0%
Risk-weighted assets of operational risk (RWAOPAD)	36,817,027	4.8%
Retail	7,079,392	0.9%
Commercial	13,428,533	1.7%
Corporate finance	1,132,132	0.1%
Negotiation and sales	8,255,604	1.1%
Payments and settlements	2,856,379	0.4%
Financial agent services	2,030,866	0.3%
Asset management	2,029,595	0.3%
Retail brokerage	4,526	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	25,176,055	3.3%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	13,402,764	1.7%
Operations subject to interest rate variation	10,347,418	1.3%
Fixed rate denominated in Real (RWAJUR1)	1,612,200	0.2%
Foreign currency coupon (RWAJUR2)	4,808,509	0.6%
Price index coupon (RWAJUR3)	3,743,982	0.5%
Interest rate coupon (RWAJUR4)	182,727	0.0%
Operations subject to commodity price variation (RWACOM)	952,355	0.1%
Operations subject to stock price variation (RWAACS)	473,518	0.1%
RWA	768,074,569	100.0%
Minimum Required Regulatory Capital	84,488,203
Excess capital in relation to Minimum Required Regulatory Capital	45,302,253	53.6%
Ratio (%)	16.9%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,846,044

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	108

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect
Ratio at 12/31/2013	125,143,549	755,441,023	16.6%
Net income for the period	18,628,884	-	2.5%
Interest on capital and dividends	(6,994,615)	-	-0.9%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	202,078	-	0.0%
Granting of options recognized	249,219	-	0.0%
Granting of stock options – exercised options in the period	535,557	-	0.1%
Asset valuation adjustment	1,010,254	-	0.1%
Deductions in referential equity	(5,148,736)	-	-0.7%
Purchase of treasury shares	(34,746)		0.0%
Deferred assets excluded from Tier I of referential equity	(4,193,369)	-	-0.6%
Other changes in referential equity	392,381	-	0.1%
Changes in risk exposure	-	12,633,546	-0.3%
Ratio at 12/31/2014	129,790,456	768,074,569	16.9%

b) Capital for insurance activity

CNSP – Conselho Nacional de Seguros Privados (National Council for Private Insurance) published on February 18, 2013 Resolutions No. 280 (revoked Resolution No. 411 of December 22, 2010), No. 283 and No. 284. On September 25, 2014, it changed the calculation requirements with the disclosure of CNSP Resolution No. 316 (which revoked CNSP Resolutions No. 263, of September 25, 2012, No. 269, of December 19, 2012 and No. 302 of December 16, 2013), effective for the years started as from January 1, 2015. These Resolution establish general guidelines for the operation of insurance companies and capital requirements for underwriting and operational risk. In January 2011, CNSP Resolution No. 228 of December 6, 2010 provided criteria for additional credit risk capital requirements for insurance companies. In addition to the underwriting, credit and operational risks, in December 2014 it disclosed CNSP Resolution No. 317, of December 12, 2014, which regulates market risk capital.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	109

Note 4 – Summary of the main accounting practices

a)  Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	110

•	Net Investment Hedge in Foreign Operations - It is accounted for similarly to a cash flow hedge, i.e., the portion of gains or losses on the hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the case of a disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)  Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)  Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h) Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at cost of acquisition or construction, less accumulated depreciation, and are adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations the adjustments to market value are supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in appraisal reports; (ii) use rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company and (iii) software and customer portfolios, amortized over a term varying from five to ten years.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	111

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 281, of January 30, 2013, as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 483, of January 06, 2014;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 483, of January 06, 2014.

II - The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – it is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, under the pro rata-die criterion.The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – it is recognized for the coverage of amounts payable related to lump-sum payments and income overdue of claims reported up to the calculation base date, but not paid yet. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported - IBNR – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - it is recognized for the coverage of commitments assumed with participants or insured, based on the assumptions established in the agreement, while the triggering event of the benefit and/or indemnity does not occur. The provision is calculated in accordance with methodologies approved in the technical actuarial note of the product.

•	Mathematical provisions for granted benefits - it is recognized after the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, based on the assumptions established in the agreement. The provision is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	112

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Supplemental Coverage Provision – recognized whenever technical provisions are found to be insufficient, as determined by the Liability Adequacy Test, in accordance with the provisions specified in regulation in force.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with claims, benefits and indemnities, due to events incurred and to be incurred.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprises the portion of the amounts collected for capitalization. It includes monetary restatement and interest, as from the beginning of the validity date.

•	Provision for redemption – recognized as from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of the financial settlement or the date the evidence of payment of the obligation is received

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each certificate, which raffles have been funded, but that, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized as from the date the raffle is drawn until the date of the financial settlement or the date the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the Provision for raffles unrealized, and is used for coverage of possible insufficient amounts related to the expected amount of raffles to be drawn.

•	Provision for administrative expenses - recognized for the coverage of expected amounts related to the administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	113

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o) Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%
(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15.00%. For non-financial and pension plan subsidiaries, the rate is 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with minority stockholders - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders is recognized directly in consolidated stockholders' equity.

r)  Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	114

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in asset valuation adjustments in the period in which they occur.

s)	Foreign currency translation

I- Functional and presentation currency

The financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CVM deliberation CVM nº 640/10.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in asset valuation adjustments.

II - Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in asset valuation adjustments until derecognition or impairment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	115

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	12/31/2014	12/31/2013
Cash and cash equivalents	17,527,249	16,576,023
Interbank deposits	13,939,368	18,598,792
Securities purchased under agreements to resell – Funded position	56,365,364	10,627,379
Total	87,831,981	45,802,194

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	12/31/2014	12/31/2013
Cash and cash equivalents	114,898	171,746
Securities purchased under agreements to resell – Funded position	29,874	81,135
Total	144,772	252,881

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	116

Note 6 - Interbank investments

	12/31/2014						12/31/2013
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	142,238,512	62,020,352	-	12	204,258,876	88.9	131,375,351	82.4
Funded position (*)	62,420,547	17,799,218	-	12	80,219,777	34.9	27,311,487	17.1
Financed position	77,633,514	21,341,148	-	-	98,974,662	43.1	78,226,188	49.0
With free movement	5,985,436	21,341,148	-	-	27,326,584	11.9	22,679,274	14.2
Without free movement	71,648,078	-	-	-	71,648,078	31.2	55,546,914	34.8
Short position	2,184,451	22,879,986	-	-	25,064,437	10.9	25,837,676	16.2
Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,496,426	-	-	-	2,496,426	1.1	2,624,798	1.6
Interbank deposits	15,879,530	2,257,928	3,994,151	941,429	23,073,038	10.0	25,652,577	16.1
Total	160,614,468	64,278,280	3,994,151	941,441	229,828,340	100.0	159,652,726	100.1
% per maturity term	69.9	28.0	1.7	0.4	100
Total – 12/31/2013	105,856,222	49,415,913	3,554,305	826,286	159,652,726
% per maturity term	66.3	31.0	2.2	0.5	100

(*)	Includes R$ 5,944,804 (R$ 3,332,964 at 12/31/2013) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 29,874 (R$ 81,135 at 12/31/2013), Interbank deposits with maturity of 31 to 180 days to R$ 2,371,382, with maturity of 181 to 365 days amounting to R$ 658,832 (R$ 389,553 at 12/31/2013 and over 365 days amounting to R$ 38,212,705 (R$ 37,677,990 at 12/31/2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	117

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2014											12/31/2013
		Adjustment to market value
		reflected in:
			Stockholders’
	Cost	Results	equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	110,197,623	(358,000)	(413,867)	109,425,756	36.5	4,346,782	7,507,876	2,902,329	10,902,721	6,373,408	77,392,640	135,464,734
Financial treasury bills	22,114,970	(881)	(125)	22,113,964	7.4	-	7,341,825	-	9,051,094	1,516,443	4,204,602	29,142,138
National treasury bills	18,940,822	(31,168)	5,385	18,915,039	6.3	3,739,005	-	2,055,751	1,171,101	1,206,490	10,742,692	38,726,270
National treasury notes	44,839,652	(370,397)	(403,982)	44,065,273	14.7	211,068	5,156	839,377	13,508	3,511,803	39,484,361	47,032,774
National treasury/securitization	256,373	(215)	(1,725)	254,433	0.1	-	93	182	2,531	1,690	249,937	266,566
Brazilian external debt bonds	24,045,806	44,661	(13,420)	24,077,047	8.0	396,709	160,802	7,019	664,487	136,982	22,711,048	20,296,986
Government securities - abroad	10,268,489	36,400	(72,879)	10,232,010	3.5	1,170,891	2,461,646	2,664,587	1,664,857	1,477,882	792,147	9,371,160
Argentina	596,860	34,210	-	631,070	0.2	79,259	442,908	14,768	19,161	56,854	18,120	109,214
Belgium	165,895	(2,102)	70	163,863	0.1	-	57,289	-	-	-	106,574	159,059
Chile	1,259,881	118	(9,423)	1,250,576	0.4	507,659	676,397	41,857	9,090	15,056	517	1,053,563
Colombia	85,250	3,032	-	88,282	0.0	46	-	4	26,570	52,896	8,766	225,644
Korea	1,782,323	-	(1)	1,782,322	0.6	-	-	1,328,062	-	454,260	-	2,455,365
Denmark	2,699,276	-	-	2,699,276	0.9	436,974	631,716	491,083	898,936	240,567	-	2,630,777
Spain	782,590	-	-	782,590	0.3	-	-	782,590	-	-	-
United States	1,173,032	1,198	(295)	1,173,935	0.4	-	389,762	-	180,884	458,501	144,788	1,119,368
France	131,033	-	2,017	133,050	0.0	-	-	-	49,497	-	83,553	87,975
Netherlands	149,223	-	2,208	151,431	0.1	-	-	-	-	-	151,431	126,373
Italy	70,195	-	130	70,325	0.0	-	-	-	-	-	70,325	93,552
Mexico	3,473	4	-	3,477	0.0	-	-	-	-	-	3,477	181,480
Paraguay	1,038,794	-	(61,518)	977,276	0.3	137,908	229,929	1,976	324,842	179,554	103,067	638,366
Uruguay	316,203	(53)	(5,589)	310,561	0.1	9,045	33,369	4,247	155,877	14,300	93,723	484,001
Other	14,461	(7)	(478)	13,976	0.0	-	276	-	-	5,894	7,806	6,423
Corporate securities	67,474,115	17,575	(41,741)	67,449,949	22.5	6,523,221	2,580,284	4,506,414	8,297,727	10,527,315	35,014,988	57,722,544
Shares	2,815,038	(34,088)	(87,723)	2,693,227	0.9	2,693,227	-	-	-	-	-	2,830,861
Rural product note	1,430,970	-	(23,487)	1,407,483	0.5	177,481	337,981	189,416	73,120	265,279	364,206	624,572
Bank deposit certificates	1,381,409	66	(88)	1,381,387	0.5	802,553	235,555	106,422	197,254	29,985	9,618	2,279,898
Securitized real estate loans	16,038,210	3	32,790	16,071,003	5.4	64,497	45,742	157,329	676,688	1,110,973	14,015,774	12,285,837
Fund quotas	773,648	(336)	5,358	778,670	0.3	778,670	-	-	-	-	-	859,122
Credit rights	100,975	-	-	100,975	0.0	100,975	-	-	-	-	-	267,689
Fixed income	595,554	(143)	825	596,236	0.2	596,236	-	-	-	-	-	547,705
Variable income	77,119	(193)	4,533	81,459	0.0	81,459	-	-	-	-	-	43,728
Debentures	21,362,134	39,744	58,238	21,460,116	7.2	431,586	51,427	923,094	2,221,024	1,749,854	16,083,131	17,181,957
Eurobonds and others	7,723,575	12,266	35,131	7,770,972	2.6	264,819	306,882	207,355	2,172,509	1,254,366	3,565,041	6,176,231
Financial bills	14,135,493	-	(58,119)	14,077,374	4.7	966,478	1,235,355	2,182,629	2,916,847	6,101,704	674,361	13,633,232
Promissory notes	1,397,924	-	(1,198)	1,396,726	0.5	343,910	338,802	698,954	15,060	-	-	1,254,822
Other	415,714	(80)	(2,643)	412,991	0.1	-	28,540	41,215	25,225	15,154	302,857	596,012
PGBL/VGBL fund quotas (1)	97,183,898	-	-	97,183,898	32.4	97,183,898	-	-	-	-	-	82,393,950
Subtotal - securities	285,124,125	(304,025)	(528,487)	284,291,613	94.9	109,224,792	12,549,806	10,073,330	20,865,305	18,378,605	113,199,775	284,952,388
Trading securities	173,016,351	(304,025)	-	172,712,326	57.7	105,144,131	8,478,910	4,201,162	12,903,374	7,064,056	34,920,693	179,488,404
Available-for-sale securities	77,674,681	-	(528,487)	77,146,194	25.7	4,037,103	4,011,549	5,667,279	7,290,173	10,211,071	45,929,019	95,347,225
Held-to-maturity securities (2)	34,433,093	-	-	34,433,093	11.5	43,558	59,347	204,889	671,758	1,103,478	32,350,063	10,116,759
Derivative financial instruments	13,501,788	1,833,123	-	15,334,911	5.1	2,388,199	2,220,682	2,858,463	2,237,791	1,188,858	4,440,918	12,381,372
Total securities and derivative financial instruments (assets)	298,625,913	1,529,098	(528,487)	299,626,524	100.0	111,612,991	14,770,488	12,931,793	23,103,096	19,567,463	117,640,693	297,333,760

Derivative financial instruments (liabilities)	(15,994,646)	(1,465,700)	65,874	(17,394,472)	100.0	(1,730,683)	(1,418,586)	(1,786,382)	(2,881,370)	(1,327,331)	(8,250,120)	(11,419,924)

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Unrecorded positive adjustment to market value in the amount of R$ 218,844 (R$ 364,268 at 12/31/2013), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	118

b) Summary by portfolio

	12/31/2014
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	35,876,119	52,847,974	3,738,160	2,320,906	9,306,822	-	5,335,775	109,425,756
Financial treasury bills	3,612,516	6,666,182	78	2,151,117	9,306,822	-	377,249	22,113,964
National treasury bills	10,555,179	5,168,677	3,178,276	12,907	-	-	-	18,915,039
National treasury notes	6,142,472	32,299,597	559,806	104,872	-	-	4,958,526	44,065,273
National treasury / Securitization	254,433	-	-	-	-	-	-	254,433
Brazilian external debt bonds	15,311,519	8,713,518	-	52,010	-	-	-	24,077,047
Government securities - abroad	9,710,969	249,369	8,696	252,358	-	-	10,618	10,232,010
Argentina	474,974	112,835	-	43,261	-	-	-	631,070
Belgium	163,863	-	-	-	-	-	-	163,863
Chile	1,220,421	8,341	-	11,196	-	-	10,618	1,250,576
Colombia	79,586	-	8,696	-	-	-	-	88,282
Korea	1,782,322	-	-	-	-	-	-	1,782,322
Denmark	2,699,276	-	-	-	-	-	-	2,699,276
Spain	782,590	-	-	-	-	-	-	782,590
United States	993,051	-	-	180,884	-	-	-	1,173,935
France	133,050	-	-	-	-	-	-	133,050
Netherlands	151,431	-	-	-	-	-	-	151,431
Mexico	3,477	-	-	-	-	-	-	3,477
Paraguay	840,074	128,193	-	9,009	-	-	-	977,276
Uruguay	302,553	-	-	8,008	-	-	-	310,561
Other	13,976	-	-	-	-	-	-	13,976
Corporate securities	50,804,717	9,881,529	-	406,330	-	-	6,357,373	67,449,949
Shares	2,665,206	-	-	28,021	-	-	-	2,693,227
Rural product note	1,407,483	-	-	-	-	-	-	1,407,483
Bank deposit certificates	1,122,883	171,566	-	11,365	-	-	75,573	1,381,387
Securitized real estate loans	16,071,003	-	-	-	-	-	-	16,071,003
Fund quotas	398,096	-	-	113	-	-	380,461	778,670
Credit rights	54,385	-	-	-	-	-	46,590	100,975
Fixed income	262,252	-	-	113	-	-	333,871	596,236
Variable income	81,459	-	-	-	-	-	-	81,459
Debentures	17,368,786	3,109,324	-	312,256	-	-	669,750	21,460,116
Eurobonds and other	1,169,042	6,600,639	-	1,291	-	-	-	7,770,972
Financial bills	8,845,785	-	-	-	-	-	5,231,589	14,077,374
Promissory notes	1,396,726	-	-	-	-	-	-	1,396,726
Other	359,707	-	-	53,284	-	-	-	412,991
PGBL/VGBL fund quotas	-	-	-	-	-	-	97,183,898	97,183,898
Subtotal - securities	96,391,805	62,978,872	3,746,856	2,979,594	9,306,822	-	108,887,664	284,291,613
Trading securities	19,192,544	38,060,243	313,479	1,963,117	9,306,822	-	103,876,121	172,712,326
Available-for-sale securities	51,631,314	18,817,094	3,433,377	1,016,474	-	-	2,247,935	77,146,194
Held-to-maturity securities	25,567,947	6,101,535	-	3	-	-	2,763,608	34,433,093
Derivative financial instruments	-	-	-	-	-	15,334,911	-	15,334,911
Total securities and derivative financial instruments (assets)	96,391,805	62,978,872	3,746,856	2,979,594	9,306,822	15,334,911	108,887,664	299,626,524
Total securities and derivative financial instruments (assets) – 12/31/2013	99,780,320	67,373,877	11,514	11,674,972	11,987,650	12,381,372	94,124,055	297,333,760

(*)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	119

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2014										12/31/2013
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	63,301,497	(358,000)	62,943,497	36.4	4,346,693	7,466,310	2,745,731	10,751,019	4,615,898	33,017,846	85,724,740
Financial treasury bills	20,656,882	(881)	20,656,001	12.0	-	7,340,333	-	8,899,615	734,533	3,681,520	28,092,055
National treasury bills	8,929,629	(31,168)	8,898,461	5.2	3,739,005	-	2,055,751	1,171,101	964,380	968,224	23,932,641
National treasury notes	31,213,993	(370,397)	30,843,596	17.9	210,979	5,072	682,779	13,285	2,778,313	27,153,168	31,417,714
National treasury / Securitization	5,675	(215)	5,460	0.0	-	93	182	2,531	1,690	964	8,121
Brazilian external debt bonds	2,495,318	44,661	2,539,979	1.5	396,709	120,812	7,019	664,487	136,982	1,213,970	2,274,209
Government securities - abroad	1,549,826	36,400	1,586,226	0.9	348,358	843,205	17,096	57,863	177,287	142,417	689,029
Argentina	596,708	34,210	630,918	0.4	79,107	442,908	14,768	19,161	56,854	18,120	109,214
Belgium	108,676	(2,102)	106,574	0.1	-	-	-	-	-	106,574	107,418
Chile	131,875	118	131,993	0.1	131,993	-	-	-	-	-	5,726
Colombia	85,250	3,032	88,282	0.1	46	-	4	26,570	52,896	8,766	225,644
United States	446,993	1,198	448,191	0.3	-	389,762	-	-	58,429	-	18,172
Mexico	3,473	4	3,477	0.0	-	-	-	-	-	3,477	181,480
Paraguay	128,201	-	128,201	0.1	128,193	-	-	-	-	8	-
Uruguay	41,023	(53)	40,970	0.0	9,019	10,270	2,324	12,132	3,214	4,011	41,366
Other	7,627	(7)	7,620	0.0	-	265	-	-	5,894	1,461	9
Corporate securities	10,981,130	17,575	10,998,705	6.4	3,265,182	169,395	1,438,335	2,094,492	2,270,871	1,760,430	10,680,685
Shares	1,943,072	(34,088)	1,908,984	1.1	1,908,984	-	-	-	-	-	2,087,111
Bank deposit certificates	100,871	66	100,937	0.1	4,112	3,150	4,286	68,391	20,688	310	99,193
Securitized real estate loans	669	3	672	0.0	-	-	-	-	-	672	8,873
Fund quotas	637,214	(336)	636,878	0	636,878	-	-	-	-	-	648,272
Credit rights	562,684	(143)	562,541	0.3	562,541	-	-	-	-	-	526,976
Fixed income	54,007	-	54,007	0.0	54,007	-	-	-	-	-	121,296
Variable income	20,523	(193)	20,330	0.0	20,330	-	-	-	-	-	-
Debentures	1,175,552	39,744	1,215,296	0.7	30,028	11,823	34,331	72,536	98,907	967,671	1,674,804
Eurobonds and other	1,049,436	12,266	1,061,702	0.6	163,134	122,282	13,517	92,442	226,975	443,352	1,278,974
Financial bills	6,072,283	-	6,072,283	3.5	522,046	32,140	1,386,201	1,861,123	1,924,301	346,472	4,829,412
Promissory notes			-	-							27,244
Others	2,033	(80)	1,953	0.0	-	-	-	-	-	1,953	26,802
PGBL/VGBL fund quotas	97,183,898	-	97,183,898	56.3	97,183,898	-	-	-	-	-	82,393,950
Total	173,016,351	(304,025)	172,712,326	100.0	105,144,131	8,478,910	4,201,162	12,903,374	7,064,056	34,920,693	179,488,404
% per maturity term					60.8	4.9	2.4	7.5	4.1	20.2
Total – 12/31/2013	180,319,550	(831,146)	179,488,404	100.0	94,985,634	3,743,324	3,931,886	14,259,215	31,970,721	30,597,624
% per maturity term					52.9	2.1	2.2	7.9	17.8	17.1

At December 31, 2014, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Corporate Securities – Bank deposit certificates amounting to R$ 13,544,527 with maturity over 720 days (R$ 11,942,582 of 12/31/2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	120

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2014										12/31/2013
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	26,038,247	(413,867)	25,624,380	33.7	89	41,566	106,187	151,702	1,757,510	23,567,326	39,646,614
Financial treasury bills	1,458,088	(125)	1,457,963	1.9	-	1,492	-	151,479	781,910	523,082	1,050,083
National treasury bills	3,415,000	5,385	3,420,385	4.5	-	-	-	-	242,110	3,178,275	14,793,629
National treasury notes	9,667,531	(403,982)	9,263,549	12.2	89	84	106,187	223	733,490	8,423,476	11,835,777
National treasury / Securitization	250,698	(1,725)	248,973	0.3	-	-	-	-	-	248,973	258,445
Brazilian external debt bonds	11,246,930	(13,420)	11,233,510	14.8	-	39,990	-	-	-	11,193,520	11,708,680
Government securities - abroad	8,692,911	(72,879)	8,620,032	11.2	822,533	1,602,788	2,647,491	1,606,994	1,300,595	639,631	8,659,401
Argentina	152	-	152	0.0	152	-	-	-	-	-
Belgium	57,219	70	57,289	0.1	-	57,289	-	-	-	-	51,641
Chile	1,128,006	(9,423)	1,118,583	1.5	375,666	676,397	41,857	9,090	15,056	517	1,047,837
Korea	1,782,323	(1)	1,782,322	2.3	-	-	1,328,062	-	454,260	-	2,455,365
Denmark	2,699,276	-	2,699,276	3.6	436,974	631,716	491,083	898,936	240,567	-	2,630,777
Spain	782,590	-	782,590	1.0	-	-	782,590	-	-	-
United States	726,039	(295)	725,744	1.0	-	-	-	180,884	400,072	144,788	1,101,196
France	131,033	2,017	133,050	0.2	-	-	-	49,497	-	83,553	87,975
Netherlands	149,223	2,208	151,431	0.2	-	-	-	-	-	151,431	126,373
Italy	70,195	130	70,325	0.0	-	-	-	-	-	70,325	93,552
Paraguay	910,593	(61,518)	849,075	1.1	9,715	229,929	1,976	324,842	179,554	103,059	638,366
Uruguay	249,441	(5,589)	243,852	0.3	26	7,446	1,923	143,745	11,086	79,626	419,917
Other	6,821	(478)	6,343	0.0	-	11	-	-	-	6,332	6,402
Corporate securities	42,943,523	(41,741)	42,901,782	56.4	3,214,481	2,367,195	2,913,601	5,531,477	7,152,966	21,722,062	47,041,210
Shares	871,966	(87,723)	784,243	1.0	784,243	-	-	-	-	-	743,750
Rural product note	1,430,970	(23,487)	1,407,483	1.9	177,481	337,981	189,416	73,120	265,279	364,206	624,572
Bank deposit certificate	1,280,535	(88)	1,280,447	1.7	798,438	232,405	102,136	128,863	9,297	9,308	2,180,705
Securitized real estate loans	2,490,456	32,790	2,523,246	3.3	20,942	2,048	2,851	4,930	7,495	2,484,980	12,276,964
Fund quotas	136,434	5,358	141,792	0	141,792	-	-	-	-	-	210,850
Credit rights	32,870	825	33,695	0.0	33,695	-	-	-	-	-	146,393
Fixed income	46,968	-	46,968	0.1	46,968	-	-	-	-	-	20,729
Variable income	56,596	4,533	61,129	0.1	61,129	-	-	-	-	-	43,728
Debentures	20,186,582	58,238	20,244,820	26.6	401,558	39,604	888,763	2,148,488	1,650,947	15,115,460	15,507,153
Eurobonds and other	6,671,765	35,131	6,706,896	8.7	101,685	184,600	193,838	2,080,067	1,027,391	3,119,315	4,896,608
Financial nills	8,063,210	(58,119)	8,005,091	10.5	444,432	1,203,215	796,428	1,055,724	4,177,403	327,889	8,803,820
Promissory notes	1,397,924	(1,198)	1,396,726	1.8	343,910	338,802	698,954	15,060	-	-	1,227,578
Other	413,681	(2,643)	411,038	0.5	-	28,540	41,215	25,225	15,154	300,904	569,210
Total	77,674,681	(528,487)	77,146,194	101.4	4,037,103	4,011,549	5,667,279	7,290,173	10,211,071	45,929,019	95,347,225
Adjustments of securities reclassified to the held-to-maturity category		(663,826)			5.2	5.2	7.3	9.4	13.2	59.5
Minority interest in subsidiaries		655
Accounting adjustment - hedge - Circular No. 3,082		984,808
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations		(29,807)
Deferred taxes		60,771
Adjustment to market value		(175,886)
Liabilities of post-employment benefits		(176,280)
Asset valuation adjustments		(352,166)
Total – 12/31/2013	97,280,815	(1,933,590)	95,347,225	100.0	13,191,341	2,906,116	10,337,515	10,553,473	10,489,908	47,868,872
Adjustments of securities reclassified in prior years to the held-to-maturity category		(204,416)			13.8	3.1	10.8	11.1	11.0	50.2
Accounting adjustment - hedge - Circular No. 3,082		148,111
Deferred taxes		833,885
Minority interest in subsidiaries		(322)
Adjustment to market value		(1,156,332)
Liabilities of post-employment benefits		(378,359)
Adjustment to market value – 12/31/2013		(1,534,691)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	121

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at December 31, 2014, not considered in results, is an impairment loss of R$ 663,826 (R$ 204,416 at 12/31/2013) relating to the market adjustment of the reclassified securities. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 218,844 (R$ 364,268 at 12/31/2013).

	12/31/2014								12/31/2013
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
Government securities - domestic (*)	20,857,879	60.6	-	-	50,411	-	-	20,807,468	10,093,380
National treasury bills	6,596,193	19.2	-	-	-	-	-	6,596,193
National treasury notes	3,958,128	11.5	-	-	50,411	-	-	3,907,717	3,779,283
Brazilian external debt bonds	10,303,558	29.9	-	-	-	-	-	10,303,558	6,314,097
Government securities - abroad	25,752	0.1	-	15,653	-	-	-	10,099	22,730
Uruguay	25,739	0.1	-	15,653	-	-	-	10,086	22,718
Other	13	0.0	-	-	-	-	-	13	12
Corporate securities	13,549,462	39.4	43,558	43,694	154,478	671,758	1,103,478	11,532,496	649
Bank deposit certificate	3	0.0	3	-	-	-	-	-	-
Securitized real estate loans	13,547,085	39.3	43,555	43,694	154,478	671,758	1,103,478	11,530,122	-
Eurobonds and other	2,374	0.01	-	-	-	-	-	2,374	649
Total	34,433,093	100.0	43,558	59,347	204,889	671,758	1,103,478	32,350,063	10,116,759
% per maturity term			0.1	0.2	0.6	2.0	3.2	94.0
Total – 12/31/2013	10,116,759	100.0	51,449	25,110	22,061	-	60,913	9,957,226
% per maturity term			0.5	0.2	0.2	-	0.6	98.5

(*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,380,399 (R$ 2,281,672 at 12/31/2013).

f)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

During the preparation of the consolidated financial statements for the half year, Management decided to reclassify Securities from Available-for-Sale to Held-to-Maturity category, in the amount of R$ 12,157,013 related to the Brazilian Debt Bonds held in Subsidiaries Abroad and Securitized Real Estate Loans, without effects on income, since the unrealized loss (impairment loss) of R$ 498,653 will be deferred over the maturity period of the instruments, as established in Paragraph 1, item II (b) of said Circular. This reclassification was determined as a result of the risk management strategy and the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	122

g) Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at December 31, 2014, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically valued like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 2,904,834 (R$ 9,690,901 at December 31, 2013) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	123

I - Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	12/31/2014	12/31/2013	12/31/2014	12/31/2014	12/31/2014	12/31/2013
Futures contracts	331,020,643	427,505,965	(375,717)	21,462	(354,255)	(33,336)
Purchase commitments	97,929,466	94,038,300	(695,049)	48,230	(646,819)	296,185
Commodities	156,790	163,750	(143)	-	(143)	(196)
Indexes	43,125,904	16,775,217	(623,964)	(9,023)	(632,987)	41,240
Interbank market	29,994,303	65,934,441	48,646	(154)	48,492	6,092
Foreign currency	17,796,025	6,248,208	(119,436)	57,403	(62,033)	249,090
Fixed rates	41,171	-	-	3	3	-
Securities	6,810,701	4,909,727	(90)	1	(89)	(41)
Other	4,572	6,957	(62)	-	(62)	-
Commitments to sell	233,091,177	333,467,665	319,332	(26,768)	292,564	(329,521)
Commodities	341,241	77,971	17	-	17	(28)
Indexes	19,288,872	42,746,003	310,720	5,350	316,070	(258,598)
Interbank market	82,595,130	177,322,606	(116,882)	799	(116,083)	(26,577)
Foreign currency	123,067,744	106,856,619	125,476	(32,917)	92,559	(44,972)
Fixed rates	-	83,865	-	-	-	636
Securities	7,798,190	6,370,546	1	-	1	18
Other	-	10,055	-	-	-	-
Swap contracts			(5,132,935)	415,605	(4,717,330)	(1,669,656)
Asset position	270,200,211	297,381,028	4,010,876	805,714	4,816,590	4,440,933
Commodities	-	3,147	-	-	-	33
Indexes	103,903,526	61,343,572	587,599	136,646	724,245	972,488
Interbank market	68,534,186	60,465,015	344,699	456,431	801,130	866,568
Foreign currency	12,056,429	12,209,340	1,323,170	69,692	1,392,862	1,223,085
Fixed rates	81,916,526	56,717,231	1,639,910	64,999	1,704,909	1,187,676
Floating rate	3,763,467	106,588,955	115,360	77,490	192,850	189,112
Securities	15,538	50,314	(16)	456	440	273
Other	10,539	3,454	154	-	154	1,698
Liability position	275,333,146	299,629,718	(9,143,811)	(390,109)	(9,533,920)	(6,110,589)
Commodities	24,702	5,796	(3)	-	(3)	-
Indexes	72,197,428	160,535,189	(2,510,189)	39,364	(2,470,825)	(2,035,384)
Interbank market	51,283,974	43,772,657	(71,383)	(600,511)	(671,894)	(665,016)
Foreign currency	24,795,573	20,339,942	(2,359,013)	155,484	(2,203,529)	(1,648,612)
Fixed rates	121,047,859	70,317,568	(4,065,061)	130,625	(3,934,436)	(1,532,675)
Floating rate	5,664,874	4,364,903	(73,549)	(128,683)	(202,232)	(152,223)
Securities	87,833	142,943	(41,438)	11,966	(29,472)	(63,244)
Other	230,903	150,720	(23,175)	1,646	(21,529)	(13,435)
Option contracts	505,401,336	1,182,379,990	936,199	(82,074)	854,125	725,581
Purchase commitments - long position	88,641,492	234,552,071	1,092,244	853,216	1,945,460	1,322,965
Commodities	614,142	367,030	17,370	(2,455)	14,915	8,652
Indexes	35,437,660	178,616,719	80,245	(22,045)	58,200	196,553
Interbank market	12,430,047	30,075,435	48,063	33,765	81,828	107,161
Foreign currency	36,917,646	22,409,327	894,307	566,329	1,460,636	822,176
Fixed rates	2,258	-	-	18	18	-
Floating rate	8,234	95,906	222	(222)	-	2
Securities	3,153,007	2,942,973	45,552	268,385	313,937	186,302
Other	78,498	44,681	6,485	9,441	15,926	2,119
Commitments to sell - long position	143,623,660	393,501,913	2,105,259	(140,696)	1,964,563	1,324,033
Commodities	175,726	261,048	6,499	7,049	13,548	7,032
Indexes	77,499,793	334,615,879	163,432	(1,203)	162,229	39,358
Interbank market	23,358,896	34,198,867	43,698	(42,339)	1,359	7,604
Foreign currency	30,935,917	18,078,947	624,741	(418,632)	206,109	95,028
Fixed rates	114,124	28,357	4,533	(138)	4,395	413
Floating rate	163,144	500,355	946	(747)	199	550
Securities	11,342,911	5,807,713	1,261,162	314,652	1,575,814	1,173,302
Other	33,149	10,747	248	662	910	746
Purchase commitments - short position	88,218,841	170,270,836	(1,133,888)	(910,114)	(2,044,002)	(1,563,888)
Commodities	433,440	131,541	(7,770)	(857)	(8,627)	(3,996)
Indexes	38,387,923	136,645,468	(72,537)	(14,856)	(87,393)	(263,858)
Interbank market	7,380,355	12,498,369	(33,346)	(30,602)	(63,948)	(68,036)
Foreign currency	34,499,771	18,717,141	(987,609)	(579,272)	(1,566,881)	(1,056,277)
Fixed rates	68,291	1,640	-	(498)	(498)	(21)
Securities	7,370,563	2,236,681	(26,141)	(274,588)	(300,729)	(169,581)
Other	78,498	39,996	(6,485)	(9,441)	(15,926)	(2,119)
Commitments to sell - short position	184,917,343	384,055,170	(1,127,416)	115,520	(1,011,896)	(357,529)
Commodities	327,776	510,867	(18,290)	(24,956)	(43,246)	(6,215)
Indexes	123,693,987	317,387,334	(92,455)	(89,899)	(182,354)	(48,257)
Interbank market	20,849,245	52,353,655	(24,405)	22,600	(1,805)	(11,788)
Foreign currency	30,937,030	10,582,458	(800,764)	506,090	(294,674)	(51,919)
Fixed rates	2,656	2,343	(224)	43	(181)	(24)
Floating rate	-	-	-	-	-	165
Securities	9,073,500	3,207,766	(191,030)	(297,696)	(488,726)	(238,745)
Other	33,149	10,747	(248)	(662)	(910)	(746)
Forward contracts	7,938,348	58,959,035	1,645,606	(11,445)	1,634,161	1,327,620
Purchases receivable	161,055	9,281,446	160,301	816	161,117	1,083,500
Commodities	-	21,604	-	-	-	525
Foreign currency	-	8,786,366	-	-	-	609,849
Fixed rates	93,567	127,575	93,426	211	93,637	127,786
Floating rate	65,834	345,901	65,221	527	65,748	345,340
Securities	1,654	-	1,654	78	1,732	-
Purchases payable	-	1,611,000	(160,301)	-	(160,301)	(489,656)
Commodities	-	34,382	-	-	-	(2,781)
Foreign currency	-	1,576,618	-	-	-	(13,749)
Fixed rates	-	-	(93,426)	-	(93,426)	(127,786)
Floating rate	-	-	(65,221)	-	(65,221)	(345,340)
Securities	-	-	(1,654)	-	(1,654)	-
Sales receivable	2,201,473	27,663,834	2,155,550	(763)	2,154,787	2,097,076
Commodities	247	26,622	245	1	246	5,054
Indexes	82	274	76	-	76	268
Interbank market	323	22,481,607	326	(3)	323	183,243
Foreign currency	-	3,245,630	-	-	-	24,220
Fixed rates	386,410	724,964	385,450	-	385,450	723,977
Floating rate	121,523	149,426	124,494	-	124,494	149,224
Securities	1,692,888	1,035,311	1,644,959	(761)	1,644,198	1,011,090
Sales deliverable	5,575,820	20,402,755	(509,944)	(11,498)	(521,442)	(1,363,300)
Commodities	-	19,004	-	-	-	(612)
Interbank market	5,575,820	11,841,773	-	(8,430)	(8,430)	(722)
Foreign currency	-	8,541,978	-	-	-	(488,829)
Fixed rates	-	-	(385,450)	(1,097)	(386,547)	(723,913)
Floating rate	-	-	(124,494)	(1,971)	(126,465)	(149,224)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	124

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	12/31/2014	12/31/2013	12/31/2014	12/31/2014	12/31/2014	12/31/2013
Credit derivatives	11,161,056	25,299,822	27,732	(82,898)	(55,166)	296,630
Asset position	6,803,523	13,852,255	178,688	(55,886)	122,802	686,810
Foreign currency	1,805,766	-	117,640	(67,556)	50,084	-
Fixed rate	3,931,442	12,973,553	60,344	(28,097)	32,247	667,716
Securities	826,088	658,812	514	34,077	34,591	13,066
Other	240,227	219,890	190	5,690	5,880	6,028
Liability position	4,357,533	11,447,567	(150,956)	(27,012)	(177,968)	(390,180)
Foreign currency	1,790,279	2,544,064	(109,773)	56,640	(53,133)	(84,210)
Fixed rate	563,114	7,723,552	(28,880)	18,727	(10,153)	(277,619)
Securities	1,934,814	1,154,745	(12,318)	(101,029)	(113,347)	(27,262)
Other	69,326	25,206	15	(1,350)	(1,335)	(1,089)
Forwards operations	101,873,392	50,738,201	335,861	76,846	412,707	(5,482)
Asset position	54,431,208	20,900,802	2,077,618	27,975	2,105,593	554,577
Commodities	181,579	-	13,872	892	14,764	-
Indexes	-	27,202	-	-	-	1,618
Foreign currency	54,211,918	20,775,032	2,060,818	27,083	2,087,901	551,479
Floating rate	-	98,389	-	-	-	1,479
Securities	37,711	179	2,928	-	2,928	1
Liability position	47,442,184	29,837,399	(1,741,757)	48,871	(1,692,886)	(560,059)
Commodities	152,105	-	(24,068)	5,503	(18,565)	-
Indexes	-	63,412	-	-	-	(838)
Foreign currency	47,290,079	29,773,824	(1,716,568)	43,368	(1,673,200)	(559,220)
Securities	-	163	(1,121)	-	(1,121)	(1)
Swap with target flow	1,627,966	1,646,622	(209,412)	(20,149)	(229,561)	(146,109)
Asset position - Interbank market	709,277	770,981	-	-	-	-
Liability position	918,689	875,641	(209,412)	(20,149)	(229,561)	(146,109)
Interbank market	-	65,430	-	-	-	(952)
Foreign currency	918,689	810,211	(209,412)	(20,149)	(229,561)	(145,157)
Target flow of swap - asset position - foreign currency	907,512	885,907	-	93,062	93,062	87,818
Other derivative financial instruments	12,032,976	7,092,998	279,808	22,888	302,696	378,382
Asset position	7,434,214	5,601,280	1,721,252	249,685	1,970,937	783,660
Foreign currency	2,647,440	508,693	1,398,110	183,065	1,581,175	30,532
Fixed rate	627,634	1,256,394	41,929	(25,837)	16,092	408,444
Securities	4,070,915	3,823,520	281,253	91,334	372,587	344,406
Other	88,225	12,673	(40)	1,123	1,083	278
Liability position	4,598,762	1,491,718	(1,441,444)	(226,797)	(1,668,241)	(405,278)
Foreign currency	3,473,880	482,427	(1,396,440)	(208,882)	(1,605,322)	(35,650)
Fixed rate	-	-	-	-	-	(328,580)
Securities	906,211	776,868	(44,874)	(13,791)	(58,665)	(37,176)
Other	218,671	232,423	(130)	(4,124)	(4,254)	(3,872)

		Asset	13,501,788	1,833,123	15,334,911	12,381,372
		Liabilities	(15,994,646)	(1,399,826)	(17,394,472)	(11,419,924)
		Total	(2,492,858)	433,297	(2,059,561)	961,448

Derivative contracts mature as follows (in days):

Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2014	12/31/2013
Futures	26,358,256	119,027,418	47,278,623	138,356,346	331,020,643	427,505,965
Swaps	13,374,240	72,347,537	22,290,294	158,177,264	266,189,335	294,947,779
Options	231,624,143	205,018,788	52,420,668	16,337,737	505,401,336	1,182,379,990
Forwards (onshore)	2,324,787	4,455,464	837,959	320,138	7,938,348	58,959,035
Credit derivatives	290,854	2,757,467	499,437	7,613,298	11,161,056	25,299,822
Forwards (offshore)	36,296,529	42,057,362	16,510,494	7,009,007	101,873,392	50,738,201
Swaps with target flow	-	-	121,988	587,289	709,277	770,981
Target flow of swap	-	-	154,883	752,629	907,512	885,907
Other derivative financial instruments	283,158	1,027,863	1,786,930	8,935,025	12,032,976	7,092,998

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	125

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2014										12/31/2013
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Swaps - adjustment receivable	4,010,876	805,714	4,816,590	31.4	448,231	150,732	429,227	233,505	642,403	2,912,492	4,440,933
BM&F Bovespa	99,492	9,175	108,667	0.7	1,480	21,652	12,420	8,006	10,608	54,501	349,543
Companies	2,497,415	463,741	2,961,156	19.3	277,895	62,397	186,152	124,885	460,867	1,848,960	2,692,580
Financial institutions	1,237,489	116,948	1,354,437	8.8	164,686	53,434	37,825	75,333	127,660	895,499	1,140,360
Individuals	176,480	215,850	392,330	2.6	4,170	13,249	192,830	25,281	43,268	113,532	258,450
Option premiums	3,197,503	712,520	3,910,023	25.5	454,293	737,877	1,451,405	598,048	305,725	362,675	2,646,998
BM&F Bovespa	1,727,153	(16,028)	1,711,125	11.2	138,254	246,074	1,138,350	164,568	23,305	574	1,915,914
Companies	236,993	348,161	585,154	3.8	11,740	44,538	56,194	143,141	137,056	192,485	284,662
Financial institutions	1,232,347	380,016	1,612,363	10.5	304,299	447,265	255,480	290,339	145,364	169,616	446,343
Individuals	1,010	371	1,381	0.0	-	-	1,381	-	-	-	79
Forwards (onshore)	2,315,851	53	2,315,904	15.0	833,799	795,560	684,850	1,538	157	-	3,180,576
BM&F Bovespa	1,645,606	(762)	1,644,844	10.7	162,739	795,560	684,850	1,538	157	-	1,194,740
Companies	328,982	77	329,059	2.1	329,059	-	-	-	-	-	1,126,297
Financial institutions	341,263	738	342,001	2.2	342,001	-	-	-	-	-	857,190
Individuals	-	-	-	0.0	-	-	-	-	-	-	2,349
Credit derivatives - Financial institutions	178,688	(55,886)	122,802	0.8	-	413	916	6,150	8,349	106,974	686,810
Forwards (offshore)	2,077,618	27,975	2,105,593	13.8	630,961	518,919	286,701	406,219	148,912	113,881	554,577
Companies	883,951	29,218	913,169	6.0	101,022	279,983	151,628	195,050	93,664	91,822	126,158
Financial institutions	1,191,704	(1,709)	1,189,995	7.8	529,568	236,979	134,972	211,169	55,248	22,059	426,220
Individuals	1,963	466	2,429	0.0	371	1,957	101	-	-	-	2,199
Target flow of swap - Companies	-	93,062	93,062	0.6	-	-	-	6,874	-	86,188	87,818
Other derivative financial instruments	1,721,252	249,685	1,970,937	12.9	20,915	17,181	5,364	985,457	83,312	858,708	783,660
Companies	330,869	98,642	429,511	2.8	20,378	4,025	5,364	9,681	73,035	317,028	264,120
Financial institutions	1,390,383	151,043	1,541,426	10.1	537	13,156	-	975,776	10,277	541,680	519,540
Total	13,501,788	1,833,123	15,334,911	100.0	2,388,199	2,220,682	2,858,463	2,237,791	1,188,858	4,440,918	12,381,372
% per maturity term					15.6	14.5	18.6	14.6	7.8	29.0
Total - 12/31/2013	10,154,586	2,226,786	12,381,372	100.0	2,839,730	1,646,260	738,035	1,711,684	2,369,096	3,076,567
% per maturity term					22.9	13.3	6.0	13.8	19.1	24.8

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	126

	12/31/2014										12/31/2013
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Futures	(375,717)	21,462	(354,255)	2.0	28,694	149,519	(192,063)	(206,932)	(62,601)	(70,872)	(33,336)
BM&FBovespa	(375,717)	21,462	(354,255)	2.0	28,694	149,519	(192,063)	(206,932)	(62,601)	(70,872)	(33,325)
Companies	-	-	-	-	-	-	-	-	-	-	(11)
Swaps - difference payable	(9,143,811)	(390,109)	(9,533,920)	54.8	(241,713)	(335,230)	(705,825)	(720,070)	(777,583)	(6,753,499)	(6,110,589)
BM&FBovespa	(322,481)	(45,197)	(367,678)	2.1	(2,035)	(19,839)	(144,407)	(8,290)	(15,431)	(177,676)	(513,782)
Companies	(3,488,141)	(335,295)	(3,823,436)	22.0	(209,038)	(246,530)	(354,911)	(535,664)	(519,632)	(1,957,661)	(3,304,758)
Financial institutions	(1,630,439)	76,820	(1,553,619)	8.9	(27,481)	(40,449)	(46,965)	(161,330)	(154,953)	(1,122,441)	(902,961)
Individuals	(3,702,750)	(86,437)	(3,789,187)	21.8	(3,159)	(28,412)	(159,542)	(14,786)	(87,567)	(3,495,721)	(1,389,088)
Option premiums	(2,261,304)	(794,594)	(3,055,898)	17.6	(431,825)	(759,409)	(534,851)	(557,687)	(352,520)	(419,606)	(1,921,417)
BM&FBovespa	(438,118)	(107,963)	(546,081)	3.1	(121,365)	(194,412)	(127,173)	(60,051)	(42,723)	(357)	(1,086,380)
Companies	(78,997)	(299,193)	(378,190)	2.2	(9,368)	(27,140)	(19,226)	(55,044)	(99,783)	(167,629)	(195,260)
Financial institutions	(1,742,155)	(387,910)	(2,130,065)	12.3	(300,134)	(537,586)	(388,133)	(442,578)	(210,014)	(251,620)	(639,391)
Individuals	(2,034)	472	(1,562)	-	(958)	(271)	(319)	(14)	-	-	(386)
Forwards (onshore)	(670,245)	(11,498)	(681,743)	4.0	(680,749)	(503)	(245)	(217)	(29)	-	(1,852,956)
BM&FBovespa	-	(8,431)	(8,431)	0.1	(7,437)	(503)	(245)	(217)	(29)	-	(722)
Companies	(328,982)	(2,769)	(331,751)	1.9	(331,751)	-	-	-	-	-	(1,157,205)
Financial institutions	(341,263)	(298)	(341,561)	2.0	(341,561)	-	-	-	-	-	(695,029)
Credit derivatives	(150,956)	(27,012)	(177,968)	1.0	-	(549)	(367)	(13,451)	(38,550)	(125,051)	(390,180)
Companies	(12,832)	29	(12,803)	0.1	-	-	-	(12,803)	-	-	(16,682)
Financial institutions	(138,124)	(27,041)	(165,165)	0.9	-	(549)	(367)	(648)	(38,550)	(125,051)	(373,498)
Forwards (offshore)	(1,741,757)	48,871	(1,692,886)	9.7	(404,278)	(472,169)	(351,582)	(343,914)	(77,318)	(43,625)	(560,059)
Companies	(913,478)	47,064	(866,414)	5.0	(145,578)	(272,280)	(138,899)	(214,309)	(61,803)	(33,545)	(218,800)
Financial institutions	(825,026)	1,652	(823,374)	4.7	(258,216)	(199,331)	(210,911)	(129,321)	(15,515)	(10,080)	(339,737)
Individuals	(3,253)	155	(3,098)	-	(484)	(558)	(1,772)	(284)	-	-	(1,522)
Swaps with target flow - Companies	(209,412)	(20,149)	(229,561)	1.3	-	-	-	(36,268)	-	(193,293)	(146,109)
Other derivative financial instruments	(1,441,444)	(226,797)	(1,668,241)	9.6	(812)	(245)	(1,449)	(1,002,831)	(18,730)	(644,174)	(405,278)
Companies	(100,551)	(222,975)	(323,526)	1.9	(812)	(245)	(1,449)	(2,952)	(8,292)	(309,776)	(73,201)
Financial institutions	(1,340,893)	(3,822)	(1,344,715)	7.7	-	-	-	(999,879)	(10,438)	(334,398)	(332,077)
Total	(15,994,646)	(1,399,826)	(17,394,472)	100.0	(1,730,683)	(1,418,586)	(1,786,382)	(2,881,370)	(1,327,331)	(8,250,120)	(11,419,924)
% per maturity term					9.9	8.2	10.3	16.6	7.6	47.4
Total - 12/31/2013	(9,730,543)	(1,689,381)	(11,419,924)	100.0	(2,412,868)	(735,130)	(659,210)	(1,904,273)	(1,611,940)	(4,096,503)
% per maturity term					21.1	6.4	5.8	16.7	14.1	35.9

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	127

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2014
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	192,224,454	4,831,837	361,770,576	7,269,360	-	-	-	-	-
Over-the-counter market	138,796,189	261,357,498	143,630,760	668,988	11,161,056	101,873,392	709,277	907,512	12,032,976
Financial institutions	119,169,964	97,944,423	128,877,517	342,202	11,148,224	69,064,424	-	-	4,030,976
Companies	19,626,225	84,056,865	14,636,765	326,786	12,832	32,663,415	709,277	907,512	8,002,000
Individuals	-	79,356,210	116,478	-	-	145,553	-	-	-
Total	331,020,643	266,189,335	505,401,336	7,938,348	11,161,056	101,873,392	709,277	907,512	12,032,976
Total – 12/31/2013	427,505,965	294,947,779	1,182,379,990	58,959,035	25,299,822	50,738,201	770,981	885,907	7,092,998

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	128

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and their effect on calculation of Required Referential Equity.

	12/31/2014			12/31/2013
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(6,829,045)	2,661,445	(4,167,600)	(12,248,750)	11,577,738	(671,012)
Total return rate swaps	(1,670,566)	-	(1,670,566)	(1,473,334)	-	(1,473,334)
Total	(8,499,611)	2,661,445	(5,838,166)	(13,722,084)	11,577,738	(2,144,346)

The effect on the referential equity (Note 3) was R$ 360,125 (R$ 603,779 at 12/31/2013).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	129

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to protect the cash flows of the payment of debt interest (CDB / Redeemable preferred shares/ Syndicated Loan) and the future foreign exchange rate, (anticipated transactions) related to its variable interest rate risk (CDI / LIBOR), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR and foreign exchange rate.

	12/31/2014			12/31/2013
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	60,602,942	934,022	63,080,201	62,706,257	211,341	63,279,874
Hedge of preferred shares	1,044,078	65,874	1,044,078	920,810	21,842	920,810
Hedge of subordinated CDB	-	-	-	161,880	-	139,770
Hedge of syndicated loan	5,578,020	(15,047)	5,578,020	-	-	-
Hedge of highly probable anticipated transaction	80,970	(41)	83,241	313,630	(494)	313,310
Total	67,306,010	984,808	69,785,540	64,102,577	232,689	64,653,764

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (257,341) (R$ (121,342) at December 31, 2013).

Related to Foreign Exchange Rates Futures for the period there was no reclassification from Asset Valuation Adjustments and inclusion in the initial cost of assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into Futures DDI contracts on BM&F Bovespa maturing during 2014 to protect the future cash flows of highly probable anticipated transactions, with financial effects during 2015, arising from future contractual agreements in foreign currency against the exposure to future foreign exchange rates.

To protect the future cash flows of debt against exposure to variable interest rates (CDI/ LIBOR), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI Futures agreements on BM&FBOVESPA with maturities between 2014 and 2018, Interest rate swap maturing in 2015 and Euro Dollar Futures on the Chicago Stock Exchange maturing between 2015 and 2017.

II)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consists of hedging the exposure to variation in market risk, in interest receipt, which are attributable to changes in interest rates related to recognized assets and liabilities.

	12/31/2014
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	2,611,681	40,078	2,611,681	59,689
Hedge of structured funding	531,240	(140)	531,240	143
Total	3,142,921	39,938	3,142,921	59,832

	12/31/2013
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	1,683,103	(14,911)	1,683,103	14,814
Total	1,683,103	(14,911)	1,683,103	14,814

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts. Hedge assets and liabilities are related to fixed-rate expressed in unidad de fomento (CLF) and denominated in euros and U.S. dolar, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2029.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	130

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	12/31/2014
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations	14,764,203	(821,829)	8,858,344
Total	14,764,203	(821,829)	8,858,344

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

12/31/2014									12/31/2013
Maturity term	Hedge of deposits and securities purchased under agreements to resell	Hedge of preferred shares	Hedge of highly probable anticipated transaction	Hedge of loans	Hedge of structured funding	Hedge of net investment in foreign operations	Hedge of syndicated loan	Total	Total
2014	-	-	-	-	-	-	-	-	43,050,199
2015	14,263,434	1,044,078	80,970	-	-	14,764,203	-	30,152,685	13,966,879
2016	8,475,689	-	-	257,120	531,240	-	-	9,264,049	1,996,416
2017	17,105,981	-	-	208,910	-	-	5,578,020	22,892,911	4,814,939
2018	19,209,023	-	-	160,700	-	-	-	19,369,723	822,902
2019	1,473,823	-	-	574,802	-	-	-	2,048,625	-
2020	-	-	-	36,496	-	-	-	36,496	42,056
2021	74,992	-	-	-	-	-	-	74,992	-
2022	-	-	-	177,058	-	-	-	177,058	197,605
2023	-	-	-	168,621	-	-	-	168,621	187,126
2025	-	-	-	42,331	-	-	-	42,331	46,127
2027	-	-	-	152,264	-	-	-	152,264	164,301
2028	-	-	-	461,805	-	-	-	461,805	497,130
2029	-	-	-	371,574	-	-	-	371,574	-
Total	60,602,942	1,044,078	80,970	2,611,681	531,240	14,764,203	5,578,020	85,213,134	65,785,680

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	131

h) Changes in adjustment to unrealized (*) market value for the period

	01/01 to 12/31/2014	01/01 to 12/31/2013
Opening balance	(2,016,483)	2,406,079
Adjustments with impact on:
Results	378,981	(224,963)
Trading securities	527,121	(1,206,077)
Derivative financial instruments	(148,140)	981,114
Stockholders’ equity	2,127,414	(4,197,599)
Available-for-sale	1,405,103	(4,716,732)
Accounting hedge – derivative financial instruments	722,311	519,133
Futures	678,279	487,528
Swap	44,032	31,605

Closing balance	489,912	(2,016,483)
Adjustment to market value	489,912	(2,016,483)
Trading securities	(304,025)	(831,146)
Available-for-sale securities	(528,487)	(1,933,590)
Derivative financial instruments	1,322,424	748,253
Trading securities	367,423	515,563
Accounting hedge	955,001	232,690
Futures	889,127	210,848
Swap	65,874	21,842

(*) The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i) Realized gain of securities portfolio and derivatives financial instruments

	01/01 to 12/31/2014	01/01 to 12/31/2013
Gain (loss) – trading securities	(72,692)	(1,640,138)
Gain (loss) – available-for-sale securities	(689,667)	(540,203)
Gain (loss) – derivatives	(434,719)	(6,738,783)
Gain (loss) – foreign exchange variation on investments abroad	3,866,683	3,263,599
Total	2,669,605	(5,655,525)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	132

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING CONSOLIDADO carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING CONSOLIDADO exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING CONSOLIDADO.

Trading portfolio	Exposures	12/31/2014 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(540)	(126,764)	(237,705)
Foreign Exchange Linked	Foreign Exchange Linked Interest	22	(1,729)	(3,374)
Foreign Exchange Rates	Prices of Foreign Currencies Rates	610	165,600	337,463
Price Index Linked	Interest of Inflation coupon	(16)	(5,703)	(11,680)
TR	TR Linked Interest Rates	(20)	(5,093)	(9,579)
Equities	Prices of Equities	(78)	(11,769)	(35,990)
Total		(22)	14,542	39,135

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2014 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(5,493)	(1,417,835)	(2,688,954)
Foreign Exchange Linked	Foreign Exchange Linked Interest	0	(19,266)	(34,458)
Foreign Exchange Rates	Prices of Foreign Currencies Rates	(17,308)	(247,730)	(414,333)
Price Index Linked	Interest of Inflation coupon	(1,700)	(238,647)	(430,973)
TR	TR Linked Interest Rates	705	(224,170)	(473,074)
Equities	Prices of Equities	1,661	(49,699)	(122,034)
Total		(22,135)	(2,197,347)	(4,163,826)

 (*) Amounts net of tax effects.

As from the second quarter of 2014, alterations were made in the shock scenarios (II and III) used for sensitivity analysis, which are now:

•	Scenario I: Shocks of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Until 03/31/2014, scenario II and III considered shocks of 25 basis points and 50 basis points, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	133

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	12/31/2014										12/31/2013
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	218,099,639	84,394,386	30,706,658	12,958,100	7,863,575	3,819,995	3,272,896	2,635,153	9,165,120	372,915,522	334,889,331
Loans and discounted trade receivables	77,732,076	70,428,544	24,505,300	8,580,299	6,449,902	3,086,014	2,905,755	2,360,954	7,599,262	203,648,106	175,399,032
Financing	88,386,210	12,547,651	4,718,662	3,821,535	1,276,542	613,490	333,622	246,429	1,456,174	113,400,315	111,192,340
Farming and agribusiness financing	6,625,273	954,796	373,663	182,155	33,148	53,905	276	3,377	27,526	8,254,119	7,268,244
Real estate financing	45,356,080	463,395	1,109,033	374,111	103,983	66,586	33,243	24,393	82,158	47,612,982	41,029,715

Lease operations	3,474,273	751,470	1,353,078	379,544	112,399	48,394	34,162	40,449	213,136	6,406,905	10,318,757

Credit card operations	-	52,205,587	3,941,816	1,630,335	773,838	492,690	546,016	429,592	3,184,945	63,204,819	57,207,968

Advance on exchange contracts (1)	2,365,540	458,763	571,054	175,957	40,165	26,842	14,994	228	138,162	3,791,705	4,113,520

Other sundry receivables (2)	2,071,593	3,297,307	1,164	15,213	93	105	4,008	3,195	48,701	5,441,379	5,705,417

Total operations with credit granting characteristics	226,011,045	141,107,513	36,573,770	15,159,149	8,790,070	4,388,026	3,872,076	3,108,617	12,750,064	451,760,330	412,234,993
Endorsements and sureties (3)	-	-	-	-	-	-	-	-	-	73,759,054	71,161,550
Total with endorsements and sureties	226,011,045	141,107,513	36,573,770	15,159,149	8,790,070	4,388,026	3,872,076	3,108,617	12,750,064	525,519,384	483,396,543
Total – 12/31/2013	194,795,014	129,015,951	37,514,265	17,704,184	9,448,528	3,756,496	2,827,336	3,519,395	13,653,824	412,234,993

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;

(3) Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	134

II – By maturity and risk level

	12/31/2014										12/31/2013
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,398,504	2,151,348	1,464,799	924,176	1,129,728	863,749	3,966,628	12,898,932	14,993,358
01 to 30	-	-	117,044	105,463	66,403	43,563	44,388	41,534	212,789	631,184	711,875
31 to 60	-	-	97,704	96,955	63,713	40,983	37,958	38,736	172,796	548,845	649,888
61 to 90	-	-	93,780	136,355	67,247	45,588	42,413	45,978	199,166	630,527	644,658
91 to 180	-	-	287,959	257,639	170,998	116,004	115,191	113,669	491,098	1,552,558	1,764,150
181 to 365	-	-	552,132	454,372	343,729	202,127	203,308	196,132	880,863	2,832,663	3,141,252
Over 365	-	-	1,249,885	1,100,564	752,709	475,911	686,470	427,700	2,009,916	6,703,155	8,081,535
Overdue installments	-	-	635,297	871,954	832,784	722,463	1,202,656	959,946	6,135,426	11,360,526	11,151,986
01 to 14	-	-	6,477	55,495	31,149	19,486	16,257	17,967	82,772	229,603	297,577
15 to 30	-	-	610,745	147,744	88,761	48,318	407,035	49,316	183,168	1,535,087	1,226,096
31 to 60	-	-	18,075	641,695	134,866	100,927	74,395	88,447	237,823	1,296,228	1,421,247
61 to 90	-	-	-	13,280	544,822	95,008	128,010	107,683	299,998	1,188,801	1,241,094
91 to 180	-	-	-	13,740	33,186	452,784	546,437	683,580	1,195,629	2,925,356	2,874,332
181 to 365	-	-	-	-	-	5,940	30,522	12,953	3,980,725	4,030,140	3,957,537
Over 365	-	-	-	-	-	-	-	-	155,311	155,311	134,103
Subtotal	-	-	3,033,801	3,023,302	2,297,583	1,646,639	2,332,384	1,823,695	10,102,054	24,259,458	26,145,344
Specific allowance	-	-	(30,338)	(90,715)	(229,758)	(493,992)	(1,166,192)	(1,276,587)	(10,102,054)	(13,389,636)	(14,611,479)
Subtotal - 12/31/2013	-	-	3,052,163	3,366,402	2,466,035	1,941,871	1,953,185	2,304,933	11,060,755	26,145,344
	Non-overdue operations
Falling due installments	225,706,510	140,259,043	33,271,064	12,034,342	6,422,320	2,709,671	1,507,449	1,265,778	2,611,285	425,787,462	384,250,080
01 to 30	18,825,498	31,428,059	5,292,090	2,857,136	1,199,044	237,376	366,771	79,367	514,469	60,799,810	57,117,954
31 to 60	16,400,943	17,057,770	3,143,074	859,476	1,682,841	110,391	365,638	28,826	205,688	39,854,647	34,200,820
61 to 90	10,314,792	11,822,780	2,378,120	777,780	311,524	78,972	44,050	26,331	140,697	25,895,046	22,980,136
91 to 180	21,426,714	19,702,639	4,034,413	1,283,414	780,586	151,019	87,299	64,889	255,010	47,785,983	41,841,264
181 to 365	29,904,392	19,240,884	5,424,904	2,107,038	844,996	199,423	124,978	711,679	349,045	58,907,339	56,475,703
Over 365	128,834,171	41,006,911	12,998,463	4,149,498	1,603,329	1,932,490	518,713	354,686	1,146,376	192,544,637	171,634,203
Overdue up to 14 days	304,535	848,470	268,905	101,505	70,167	31,716	32,243	19,144	36,725	1,713,410	1,839,569
Subtotal	226,011,045	141,107,513	33,539,969	12,135,847	6,492,487	2,741,387	1,539,692	1,284,922	2,648,010	427,500,872	386,089,649
Generic allowance	-	(705,538)	(335,400)	(364,074)	(683,360)	(822,416)	(769,846)	(899,445)	(2,648,010)	(7,228,089)	(6,542,739)
Subtotal - 12/31/2013	194,795,014	129,015,951	34,462,102	14,337,782	6,982,493	1,814,625	874,151	1,214,462	2,593,069	386,089,649
Grand total	226,011,045	141,107,513	36,573,770	15,159,149	8,790,070	4,388,026	3,872,076	3,108,617	12,750,064	451,760,330	412,234,993
Existing allowance	-	(941,880)	(1,093,556)	(1,514,413)	(2,636,127)	(2,193,574)	(2,710,066)	(3,108,306)	(12,750,064)	(26,947,986)	(26,371,185)
Minimum allowance required	-	(705,538)	(365,738)	(454,789)	(913,118)	(1,316,408)	(1,936,038)	(2,176,032)	(12,750,064)	(20,617,725)	(21,154,218)
Additional allowance (3)	-	(236,342)	(727,818)	(1,059,624)	(1,723,009)	(877,166)	(774,028)	(932,274)	-	(6,330,261)	(5,216,967)
Grand total - 12/31/2013	194,795,014	129,015,951	37,514,265	17,704,184	9,448,528	3,756,496	2,827,336	3,519,395	13,653,824	412,234,993
Existing allowance	-	(645,080)	(375,142)	(1,487,758)	(2,833,614)	(1,877,872)	(1,978,852)	(3,519,044)	(13,653,824)	(26,371,185)
Minimum allowance required	-	(645,080)	(375,142)	(531,126)	(944,853)	(1,126,949)	(1,413,668)	(2,463,577)	(13,653,824)	(21,154,218)
Additional allowance (3)	-	-	-	(956,632)	(1,888,761)	(750,923)	(565,184)	(1,055,467)	-	(5,216,967)

(1) Operations with overdue installments for more than 14 days or under control of administrators or in bankruptcy processcompanies.

(2) The balance of non-accrual operations amounts to R$ 16,513,578 (R$ 18,064,507 at 12/31/2013).

(3) Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	135

III – By business sector

	12/31/2014%		12/31/2013%
Public Sector	4,389,521	1.0%	3,981,255	1.0%
Energy	70,700	0.0%	51,478	0.0%
Petrochemical and chemical	3,984,181	0.9%	3,727,424	0.9%
Sundry	334,640	0.1%	202,353	0.1%
Private sector	447,370,809	99.0%	408,253,738	99.0%
Companies	241,947,412	53.6%	224,172,512	54.3%
Sugar and alcohol	10,277,389	2.3%	9,070,434	2.2%
Agribusiness and fertilizers	13,719,202	3.0%	12,522,693	3.0%
Food and beverage	11,554,068	2.6%	11,194,727	2.7%
Banks and other financial institutions	5,855,569	1.3%	4,611,819	1.1%
Capital assets	8,731,199	1.9%	8,486,204	2.1%
Pulp and paper	2,604,913	0.6%	3,329,139	0.8%
Publishing and printing	1,016,109	0.2%	1,560,220	0.4%
Electronic and IT	4,171,650	0.9%	4,935,785	1.2%
Packaging	2,456,485	0.5%	2,247,092	0.5%
Energy and sewage	8,375,346	1.9%	6,638,648	1.6%
Education	1,401,446	0.3%	1,376,212	0.3%
Pharmaceuticals and cosmetics	4,361,151	1.0%	4,394,102	1.1%
Real estate agents	17,134,697	3.8%	17,741,892	4.3%
Entertainment and tourism	3,928,899	0.9%	3,449,683	0.8%
Wood and furniture	2,946,950	0.7%	3,172,652	0.8%
Construction material	5,513,576	1.2%	5,320,762	1.3%
Steel and metallurgy	8,815,243	2.0%	9,020,604	2.2%
Media	1,353,110	0.3%	966,835	0.2%
Mining	4,687,285	1.0%	3,693,019	0.9%
Infrastructure work	3,975,625	0.9%	4,912,296	1.2%
Oil and gas	4,456,687	1.0%	3,713,004	0.9%
Petrochemical and chemical	6,254,454	1.4%	6,398,104	1.6%
Health care	2,059,486	0.5%	1,726,480	0.4%
Insurance and reinsurance and pension plans	2,238	0.0%	3,060	0.0%
Telecommucations	1,733,512	0.4%	1,571,581	0.4%
Third sector	2,993,881	0.7%	86,328	0.0%
Trading	1,886,000	0.4%	1,591,520	0.4%
Transportation	16,373,248	3.6%	17,392,292	4.2%
Domestic appliances	2,498,565	0.6%	3,035,811	0.7%
Vehicles and autoparts	14,761,807	3.3%	14,466,554	3.5%
Clothing and shoes	4,887,006	1.1%	5,320,830	1.3%
Commerce - sundry	13,908,506	3.1%	14,496,263	3.5%
Industry - sundry	7,564,080	1.7%	5,723,206	1.4%
Sundry services	27,176,997	6.0%	19,799,404	4.8%
Sundry	12,511,033	2.8%	10,203,257	2.5%
Individuals	205,423,397	45.4%	184,081,226	44.7%
Credit cards	62,308,689	13.7%	56,414,719	13.7%
Real estate financing	36,437,998	8.1%	30,406,593	7.4%
Consumer loans / overdraft	74,705,322	16.5%	55,279,437	13.4%
Vehicles	31,971,388	7.1%	41,980,477	10.2%
Grand total	451,760,330	100.0%	412,234,993	100.0%

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	136

b) Credit concentration

	12/31/2014		12/31/2013
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	5,323,600	1.0	5,590,892	1.2
10 largest debtors	32,787,688	6.2	31,344,501	6.5
20 largest debtors	53,209,479	10.1	48,916,533	10.1
50 largest debtors	88,484,667	16.8	79,469,933	16.4
100 largest debtors	118,678,717	22.6	107,433,012	22.2

(*) The amounts include endorsements and sureties.

	12/31/2014		12/31/2013
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	5,506,955	0.9	5,755,367	1.0
10 largest debtors	41,262,200	6.8	40,752,931	7.4
20 largest debtors	68,924,307	11.3	65,461,236	11.8
50 largest debtors	119,971,624	19.7	106,901,726	19.3
100 largest debtors	160,804,702	26.5	143,092,105	25.9

 (*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 12/31/2014	01/01 to 12/31/2013
Opening balance	(26,371,185)	(27,744,938)
Effect of change in consolidation criteria	-	(483,210)
Balance arising from the aquisition of companies (Note 2c)	-	(1,257,941)
Required by Resolution No. 2,682/99	-	(1,099,389)
Additional allowance (4)	-	(158,552)
Net increase for the period	(19,251,619)	(18,655,034)
Required by Resolution No. 2,682/99	(18,138,325)	(18,655,034)
Additional allowance (4)	(1,113,294)	-
Write-Off	18,674,818	21,769,938
Closing balance (1)	(26,947,986)	(26,371,185)
Required by Resolution No. 2,682/99	(20,617,725)	(21,154,218)
Specific allowance (2)	(13,389,636)	(14,611,479)
Generic allowance (3)	(7,228,089)	(6,542,739)
Additional allowance (4)	(6,330,261)	(5,216,967)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (314,220) (R$ (843,175) at December 31, 2013)
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or in bankruptcy process companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At December 31, 2014, the balance of the allowance in relation to the loan portfolio is equivalent to 6.0% (6.4% at December 31, 2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	137

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to 12/31/2014	01/01 to 12/31/2013
Expenses for allowance for loan losses	(19,251,619)	(18,655,034)
Income from recovery of credits written off as loss	5,048,613	5,060,282
Result of allowance for loan losses (*)	(14,203,006)	(13,594,752)

(*) The amounts related to the lease portfolio from 01/01 to 12/31/2014 are: Expenses for allowance for loan losses R$ (214,041) (R$ (786,556) from 01/01 to 12/31/2013) and Income from recovery of credits written off as loss R$ 226,384 (R$ 435,910 from 01/01 to 12/31/2013).

II - Renegotiated loan operations

	12/31/2014			12/31/2013
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	16,601,311	(6,818,386)	41.1%	17,565,170	(7,950,015)	45.3%
(-) Amended Operations non-overdue (2)	(5,029,559)	973,396	19.4%	(4,684,864)	1,262,302	26.9%
Renegotiated loan operations	11,571,752	(5,844,990)	50.5%	12,880,306	(6,687,713)	51.9%

(1) The amounts related to the lease portfolio are R$ 245,216 (R$ 777,698 at December 31, 2013).

(2) Resulting from non-overdue transations or with a delay of less than 30 days, reflex of changes in the original contractual terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	138

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	12/31/2014					01/01 to 12/31/2014	12/31/2013	01/01 to 12/31/2013
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations		1,831	25,934	177,028	204,793	36,545	240,712	26,912
Liabilities - restricted operations on assets
Foreign borrowings through securities		1,831	25,927	176,534	204,292	(36,332)	240,649	(26,898)
Net revenue from restricted operations						213		14

At December 31, 2014, and 2013 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	139

f)	Operations of sale or transfers and acquisitions of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at December 31, 2014 where the entity significantly retained the related risks and benefits is R$ 222,497 (R$ 297,823 at 12/31/2013), composed of real estate financing of R$ 208,897 (R$ 282,359 at 12/31/2013) and farming financing of R$ 13,600 (R$ 15,464 at 12/31/2013).

II-	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations for sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred. Therefore, such credits continue to be recorded as credit operations totaling R$ 4,336,869 at December 31, 2014. The operations are composed of: real estate financing in which the amount recorded as assets at 12/31/2014 was R$ 3,231,044 and a fair value of R$ 3,227,077 and the amount recorded as liabilities in the line Other sundry liabilities of R$ 3,230,073 and a fair value of R$ 3,226,106 and working capital operations, which amount recorded in assets is R$ 1,105,825 with fair value of R$ 1,105,825, and the amount recorded in liabilities under Other Liabilities – Sundry of R$ 1,105,901 with fair value of R$ 1,105,901.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 3,627,525 with effect on results of R$ 140,772, net of Allowance for Loan Losses.

Acquisitions of loan portfolios with the retention of assignor’s risks carried out as from January 2012 to December 31, 2014 total R$ 5,363,183, and the total amount of acquired portfolios is R$ 5,389,902, at 12/31/2014. On 12/31/2013 the balance of acquired portfolios with risk retention of assignor’s totaled R$ 5,584,878. The decrease in the first half is influenced by the exclusion of the retention clause of the acquired volume.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	140

Note 9 - Foreign exchange portfolio

	12/31/2014	12/31/2013
Assets - other receivables	42,392,308	46,048,702
Exchange purchase pending settlement – foreign currency	23,942,804	23,395,998
Bills of exchange and term documents – foreign currency	-	2,491
Exchange sale rights – local currency	19,093,822	23,223,263
(Advances received) – local currency	(644,318)	(573,050)
Liabilities – other liabilities (Note 2a)	43,176,246	46,307,996
Exchange sales pending settlement – foreign currency	18,753,402	23,165,556
Liabilities from purchase of foreign currency – local currency	24,266,769	23,107,462
Other	156,075	34,978
Memorandum accounts	1,245,537	1,195,590
Outstanding import credits – foreign currency	1,198,924	1,150,059
Confirmed export credits – foreign currency	46,613	45,531

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	141

Note 10 – Funding and borrowings and onlending

a) Summary

	12/31/2014						12/31/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	183,573,672	36,828,551	8,537,506	65,833,519	294,773,248	36.3	274,383,462	36.8
Deposits received under securities repurchase agreements	161,993,276	11,279,963	15,150,192	136,589,676	325,013,107	40.0	292,179,177	39.2
Funds from acceptance and issuance of securities	3,959,451	13,833,959	8,608,102	21,348,192	47,749,704	5.9	46,256,390	6.2
Borrowings and onlending	4,795,395	19,194,244	23,033,385	41,753,444	88,776,468	10.9	76,653,302	10.3
Subordinated debt (*)	173,963	692,715	1,966,184	52,784,528	55,617,390	6.9	56,563,667	7.6
Total	354,495,757	81,829,432	57,295,369	318,309,359	811,929,917		746,035,998
% per maturity term	43.7	10.1	7.1	39.2
Total – 12/31/2013	315,778,542	80,065,952	54,196,521	295,994,983	746,035,998
% per maturity term	42.3	10.7	7.3	39.7

(*) Includes R$ 1,048,455 (R$ 924,605 at 12/31/2013) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b) Deposits

	12/31/2014						12/31/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	48,733,456	-	-	-	48,733,456	16.5	42,891,432	15.6
Savings accounts	118,449,430	-	-	-	118,449,430	40.2	106,166,141	38.7
Interbank	4,686,327	13,173,018	762,464	503,272	19,125,081	6.5	8,194,490	3.0
Time deposits	11,704,459	23,655,533	7,775,042	65,330,247	108,465,281	36.8	117,131,399	42.7
Total	183,573,672	36,828,551	8,537,506	65,833,519	294,773,248		274,383,462
% per maturity term	62.3	12.5	2.9	22.3
Total – 12/31/2013	163,085,333	33,345,417	12,107,656	65,845,056	274,383,462
% per maturity term	59.4	12.2	4.4	24.0

ITAÚ UNIBANCO HOLDING’s portfolio is composed of interbank deposits in the amount of R$ 106,540 at 12/31/2013 with maturities of 31 to 180 days. There are no operations at 12/31/2014.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	142

c) Deposits received under securities repurchase agreements

	12/31/2014						12/31/2013
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	50,911,623	10,951,390	13,550,493	112,819,297	188,232,803	57.9	191,043,244	65.4
Government securities	43,216,304	239,709	773	3,187	43,459,973	13.4	51,604,728	17.7
Own issue	2,839,989	10,704,099	13,549,720	112,816,110	139,909,918	43.0	123,922,039	42.4
Foreign	4,855,330	7,582	-	-	4,862,912	1.5	15,516,477	5.3
Third-party portfolio	111,072,956	196	-	-	111,073,152	34.2	76,081,355	26.0
Free portfolio	8,697	328,377	1,599,699	23,770,379	25,707,152	7.9	25,054,578	8.6
Total	161,993,276	11,279,963	15,150,192	136,589,676	325,013,107		292,179,177
% per maturity term	49.8	3.5	4.7	42.0
Total – 12/31/2013	145,242,341	13,662,590	15,190,650	118,083,596	292,179,177
% per maturity term	49.7	4.7	5.2	40.4

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	143

d) Funds from acceptance and issuance of securities

	12/31/2014						12/31/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	3,413,793	11,864,113	6,662,649	7,491,121	29,431,676	61.6	30,196,644	65.3
Financial	161,941	3,341,604	2,780,277	4,361,051	10,644,873	22.3	13,823,520	29.9
Of real estate loans	2,832,864	6,183,055	1,379,231	437,033	10,832,183	22.7	8,919,115	19.3
Bill of credit related to agribusiness	411,857	2,331,545	2,485,159	2,581,813	7,810,374	16.4	7,272,734	15.7
Mortgage notes	7,131	7,909	17,982	111,224	144,246	0.3	181,275	0.4
Foreign securities	316,460	1,307,961	1,756,890	12,703,599	16,084,910	33.7	16,059,746	34.7
Brazil risk note programme	156,177	321,001	593,275	1,991,510	3,061,963	6.4	5,682,991	12.3
Structure note issued	132,357	761,666	657,842	4,842,370	6,394,235	13.4	4,773,007	10.3
Bonds	8,196	66,137	174,651	3,762,229	4,011,213	8.4	3,140,862	6.8
Fixed rate notes	95	73,397	240,857	1,359,604	1,673,953	3.5	2,023,293	4.4
Eurobonds	1,193	16	24,832	631,483	657,524	1.4	111,923	0.2
Other	18,442	85,744	65,433	116,403	286,022	0.6	327,670	0.7
Structured Operations Certificates (*)	229,198	661,885	188,563	1,153,472	2,233,118	4.7	-	-
Total	3,959,451	13,833,959	8,608,102	21,348,192	47,749,704		46,256,390
% per maturity term	8.3	29.0	18.0	44.7
Total – 12/31/2013	2,916,440	10,422,111	9,354,247	23,563,592	46,256,390
% per maturity term	6.3	22.6	20.2	50.9

(*) As of December 31, 2014, the market value of the funding from Structured Operations Certificates issued is R$ 2,525,830 according to BACEN Circular Letter No. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 31 days to 180 days in the amount of R$ 5,542 (R$ 5,542 at 12/31/2013) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 12/31/2013), totaling R$ 505,542 (R$ 505,542 at 12/31/2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	144

e) Borrowings and onlending

	12/31/2014						12/31/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowings	3,740,629	13,151,519	11,189,074	15,465,007	43,546,229	49.1	33,637,788	43.9
Domestic	377,635	126,783	250,545	133,612	888,575	1.0	750,774	1.0
Foreign (*)	3,362,994	13,024,736	10,938,529	15,331,395	42,657,654	48.1	32,887,014	42.9
Onlending	1,054,766	6,042,725	11,844,311	26,288,437	45,230,239	50.9	43,015,514	56.1
Domestic – official institutions	1,054,766	6,042,725	11,844,311	26,286,304	45,228,106	50.9	42,356,629	55.3
BNDES	351,111	2,409,761	3,510,290	11,261,515	17,532,677	19.7	16,918,739	22.1
FINAME	697,621	3,605,181	8,204,080	14,656,164	27,163,046	30.6	24,900,514	32.5
Other	6,034	27,783	129,941	368,625	532,383	0.6	537,376	0.7
Foreign	-	-	-	2,133	2,133	0.0	658,885	0.8
Total	4,795,395	19,194,244	23,033,385	41,753,444	88,776,468		76,653,302
% per maturity term	5.5	21.6	25.9	47.0
Total – 12/31/2013	4,388,078	18,544,637	15,644,315	38,076,272	76,653,302
% per maturity term	5.7	24.2	20.4	49.7

(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	145

f) Subordinated debt

	12/31/2014						12/31/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	-	898,995	6,559,749	7,458,744	13.4	12,009,319	21.2
Financial treasury bills	84,585	476,870	5,792	25,198,570	25,765,817	46.4	24,982,654	44.2
Euronotes	85,326	206,567	-	20,699,377	20,991,270	37.7	18,511,756	32.8
Bonds	4,052	9,278	12,942	387,352	413,624	0.7	197,142	0.3
(-) Transaction costs incurred (Note 4b)	-	-	-	(60,520)	(60,520)	(0.1)	(61,809)	(0.1)
Total Other Liabilities	173,963	692,715	917,729	52,784,528	54,568,935		55,639,062
Redeemable preferred shares	-	-	1,048,455	-	1,048,455	1.9	924,605	1.6
Grand total (*)	173,963	692,715	1,966,184	52,784,528	55,617,390		56,563,667
% per maturity term	0.4	1.2	3.5	94.9
Total – 12/31/2013	146,350	4,091,197	1,899,653	50,426,467	56,563,667
% per maturity term	0.3	7.2	3.4	89.1

(*) According to current legislation, the accounting balance of subordinated debt as of december 2014 was used for the calculation of referential equity as of december, 2012, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,920,747.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	146

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	400,000	2008	2015	119.8% of CDI	814,950
	50,000	2010	2015	113% of CDI	84,044
	465,835	2006	2016	100% of CDI + 0.7% (*)	1,083,287
	2,719,268	2010	2016	110% to 114% of CDI	4,569,904
	122,500			IPCA + 7.21%	226,018
	366,830	2010	2017	IPCA + 7.33%	680,541
				Total	7,458,744
Subordinated financial bills - BRL

	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	381,483
	1,874,000			112% to 112.5% of CDI	1,954,711
	30,000			IPCA + 7%	50,224
	206,000	2010	2017	IPCA + 6.95% to 7.2%	280,207
	3,223,500	2011	2017	108% to 112% of CDI	3,414,780
	352,400			IPCA + 6.15% to 7.8%	501,537
	138,000			IGPM + 6.55% to 7.6%	203,739
	3,650,000			100% of CDI + 1.29% to 1.52%	3,761,509
	500,000	2012	2017	100% of CDI + 1.12%	505,012
	42,000	2011	2018	IGPM + 7%	54,562
	30,000			IPCA + 7.53% to 7.7%	39,666
	460,645	2012	2018	IPCA + 4.4% to 6.58%	607,314
	3,782,100			100% of CDI + 1.01% to 1.32%	3,876,795
	6,373,127			108% to 113% of CDI	6,806,747
	112,000			9.95% to 11.95%	143,106
	2,000	2011	2019	109% to 109.7% of CDI	2,715
	12,000	2012	2019	11.96%	16,579
	100,500			IPCA + 4.7% to 6.3%	129,784
	1,000			110% of CDI	1,331
	20,000	2012	2020	IPCA + 6% to 6.17%	27,832
	1,000			111% of CDI	1,335
	6,000	2011	2021	109.25% to 110.5% of CDI	8,347
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	2,974,076
	20,000			IGPM + 4.63%	22,426
				Total	25,765,817

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	2,684,212
	1,000,000	2010	2021	5.75%	2,727,536
	750,000	2011	2021	5.75% to 6.2%	2,011,057
	550,000	2012	2021	6.2%	1,460,910
	2,625,000	2012	2022	5.5% to 5.65%	7,045,999
	1,870,000	2012	2023	5.13%	5,001,036
				Total	20,930,750
Subordinated bonds - CLP
	41,528,200	2008	2033	3,5% to 4,5%	194,381
	47,831,440	2014	2034	3.8%	219,243
				Total	413,624
Preferred shares - USD
	393,072	2002	2015	3.04%	1,048,455

Total					55,617,390

(*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 85,326 (R$ 75,251 at 12/31/2013), with maturities of 31 to 180 days in the amount of R$ 206,567 (R$ 182,179 12/31/2013) and over 365 days in the amount of R$ 20,638,857 (R$ 18,192,518 at 12/31/2013), totaling R$ 20,930,750 (R$ 18,449,948 at 12/31/2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	147

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Unearned premiums	4,015,424	5,273,934	12,282	9,506	-	-	4,027,706	5,283,440
Mathematical provision of benefits to be granted and benefits granted	12,646	18,537	102,310,929	87,239,309	-	-	102,323,575	87,257,846
Redemptions and Other Unsettled Amounts	21,202	19,523	168,051	139,326	-	-	189,253	158,849
Financial surplus	1,474	1,344	518,676	490,254	-	-	520,150	491,598
Unsettled claims	759,711	3,631,415	14,832	19,163	-	-	774,543	3,650,578
Claims / events incurred but not reported (IBNR)	635,402	799,190	19,417	12,444	-	-	654,819	811,634
Administrative and Related Expenses	41,962	187,884	69,620	45,984	16,260	40,310	127,842	274,178
Mathematics for Capitalization and Redemptions	-	-	-	-	2,963,938	2,960,420	2,963,938	2,960,420
Raffles Payable and To Be Held	-	-	-	-	26,361	27,836	26,361	27,836
Complementary Raffles	-	-	-	-	2,720	4,504	2,720	4,504
Other provisions(1)	516,375	343,402	547,513	792,238	403	3,371	1,064,291	1,139,011
Total (2)	6,004,196	10,275,229	103,661,320	88,748,224	3,009,682	3,036,441	112,675,198	102,059,895

(1) It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular No. 462, of March 1, 2013.

(2) This table covers the amendments established by Susep Circular No. 462, of of March 1, 2013, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	148

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Interbank investments – money market	884,172	1,149,333	764,644	530,446	847,610	945,019	2,496,426	2,624,798
Securities and derivative financial instruments	2,949,975	3,494,760	103,598,443	88,413,935	2,339,246	2,215,360	108,887,664	94,124,055
PGBL / VGBL fund quotas (1)	-	-	97,183,898	82,393,950	-	-	97,183,898	82,393,950
Government securities - domestic	-	-	64,366,424	57,632,304	-	-	64,366,424	57,632,304
National treasury bills	-	-	17,889,931	23,698,312	-	-	17,889,931	23,698,312
National treasury notes	-	-	35,063,466	25,827,084	-	-	35,063,466	25,827,084
Financial treasury bills	-	-	11,413,027	8,106,908	-	-	11,413,027	8,106,908
Corporate securities	-	-	32,239,131	24,151,480	-	-	32,239,131	24,151,480
Bank deposit certificates	-	-	3,180,440	2,906,822	-	-	3,180,440	2,906,822
Debentures	-	-	3,144,639	3,424,891	-	-	3,144,639	3,424,891
Shares	-	-	635,986	908,597	-	-	635,986	908,597
Credit note	-	-	577,265	170,754	-	-	577,265	170,754
Financial treasury bills	-	-	24,638,761	16,736,487	-	-	24,638,761	16,736,487
Securitized real estate loans	-	-	-	3,929	-	-	-	3,929
Others	-	-	62,040	-	-	-	62,040	-
PGBL / VGBL fund quotas	-	-	232,506	414,054	-	-	232,506	414,054
Derivative financial instruments	-	-	105,374	130,225	-	-	105,374	130,225
Loans for shares	-	-	366,148	156,755	-	-	366,148	156,755
Accounts receivable / (payable)	-	-	(125,685)	(90,868)	-	-	(125,685)	(90,868)
Other assets	2,949,975	3,494,760	6,414,545	6,019,985	2,339,246	2,215,360	11,703,766	11,730,105
Government	1,070,334	937,721	4,144,096	4,710,502	131,963	47,958	5,346,393	5,696,181
Private	1,879,641	2,557,039	2,270,449	1,309,483	2,207,283	2,167,402	6,357,373	6,033,924
Receivables from insurance and reinsurance operations (2)	2,349,487	5,955,551	-	-	-	-	2,349,487	5,955,551
Credit rights	959,667	1,015,965	-	-	-	-	959,667	1,015,965
Commercial – extended guarantee	1,327,625	1,278,576	-	-	-	-	1,327,625	1,278,576
Reinsurance	62,195	3,661,010	-	-	-	-	62,195	3,661,010
Total	6,183,634	10,599,644	104,363,087	88,944,381	3,186,856	3,160,379	113,733,577	102,704,404

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to lliabilities in Pension plan technical provisions account.

(2) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	149

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 12/31/2014			01/01 to 12/31/2013			01/01 to 12/31/2014			01/01 to 12/31/2013			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Financial income from insurance, pension plan and capitalization operations	419,496	-	419,496	156,656	-	156,656	296,345	-	296,345	211,241	-	211,241	180,357	88,850	896,198	456,747
Financial income	657,164	-	657,164	232,323	-	232,323	8,871,012	-	8,871,012	3,422,942	-	3,422,942	355,162	237,889	9,883,338	3,893,154
Financial expenses	(237,668)	-	(237,668)	(75,667)	-	(75,667)	(8,574,667)	-	(8,574,667)	(3,211,701)	-	(3,211,701)	(174,805)	(149,039)	(8,987,140)	(3,436,407)
Operating income from insurance, pension plan and capitalization operations	3,418,467	(636,855)	2,781,612	2,942,139	(71,927)	2,870,212	463,908	(554)	463,354	181,831	(5,273)	176,558	588,810	480,911	3,833,776	3,527,681
Premiums and contributions	7,221,878	(1,026,913)	6,194,965	7,789,010	(1,517,081)	6,271,929	15,574,934	(4,557)	15,570,377	15,538,259	(6,386)	15,531,873	2,383,515	2,365,842	24,148,857	24,169,644
Changes in technical provisions	(181,936)	(36,907)	(218,843)	(542,786)	271,888	(270,898)	(15,079,280)	-	(15,079,280)	(15,328,803)	-	(15,328,803)	14,652	(52,917)	(15,283,471)	(15,652,618)
Expenses for claims, benefits, redemptions and raffles	(2,395,703)	372,882	(2,022,821)	(3,182,587)	1,107,281	(2,075,306)	(25,880)	339	(25,541)	(20,772)	-	(20,772)	(1,838,751)	(1,848,986)	(3,887,113)	(3,945,064)
Selling expenses	(1,150,454)	54,083	(1,096,371)	(1,083,193)	65,985	(1,017,208)	(3,780)	-	(3,780)	(3,730)	-	(3,730)	-	-	(1,100,151)	(1,020,938)
Other operating revenues and expenses	(75,318)	-	(75,318)	(38,305)	-	(38,305)	(2,086)	3,664	1,578	(3,123)	1,113	(2,010)	29,394	16,972	(44,346)	(23,343)
Total result from insurance, pension plan and capitalization operations	3,837,963	(636,855)	3,201,108	3,098,795	(71,927)	3,026,868	760,253	(554)	759,699	393,072	(5,273)	387,799	769,167	569,761	4,729,974	3,984,428

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	150

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and are therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recorded as provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 1,800,483 (R$ 2,095,099 at December 31, 2013) and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

No amount is recorded as provision in relation to labor claims which likelihood of loss is considered possible, and which total estimated risk is R$ 416,161.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	151

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 12/31/2014				01/01 to 12/31/2013
	Civil	Labor	Other	Total	Total
Opening balance	4,472,537	5,192,247	223,235	9,888,019	8,776,137
Effect of change in consolidation criteria	-	-	-	-	27,169
Balance arising from the aquisition of companies (Note 2c)	-	-	-	-	291,072
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(133,828)	(811,249)	-	(945,077)	(1,066,413)
Subtotal	4,338,709	4,380,998	223,235	8,942,942	8,027,965
Monetary restatement/charges	184,089	319,590	-	503,679	398,991
Changes in the period reflected in results (Notes 13f and 13i)	1,523,652	1,123,467	(64,404)	2,582,715	3,540,567
Increase (*)	2,099,964	1,459,087	22,801	3,581,852	4,403,341
Reversal	(576,312)	(335,620)	(87,205)	(999,137)	(862,774)
Payment	(1,535,378)	(1,255,020)	-	(2,790,398)	(3,024,581)
Subtotal	4,511,072	4,569,035	158,831	9,238,938	8,942,942
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	132,284	1,028,517	-	1,160,801	945,077
Closing balance (Note 13c)	4,643,356	5,597,552	158,831	10,399,739	9,888,019
Closing balance at 12/31/2013 (Note 13c)	4,472,537	5,192,247	223,235	9,888,019
Escrow deposits at 12/31/2014 (Note 13a)	2,073,184	2,567,273	-	4,640,457
Escrow deposits at 12/31/2013 (Note 13a)	2,168,820	2,450,956	-	4,619,776

(*) Civil provisions include the provision for economic plans amounting to R$ 209,864 (R$ 246,574 from January 1 to December 31, 2013) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	152

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 12/31/2014			01/01 to 12/31/2013
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	6,446,886	2,527,011	8,973,897	10,432,925
Effect of change in consolidation criteria	(3)	(343)	(346)	32,132
(-) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	(57,028)	(57,028)	(61,198)
Subtotal	6,446,883	2,469,640	8,916,523	10,403,859
Monetary restatement/charges	422,267	93,031	515,298	401,771
Changes in the period reflected in results	403,310	393,872	797,182	993,016
Increase	411,041	745,524	1,156,565	1,231,288
Reversal	(7,731)	(351,652)	(359,383)	(238,272)
Payment	(3,568,739)	(93,978)	(3,662,717)	(2,881,777)
Subtotal	3,703,721	2,862,565	6,566,286	8,916,869
(+) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	60,646	60,646	57,028
Closing balance (Notes 13c and 14c)	3,703,721	2,923,211	6,626,932	8,973,897
Closing balance at 12/31/2013 (Notes 13c and 14c)	6,446,886	2,527,011	8,973,897

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	153

	01/01 to 12/31/2014			01/01 to 12/31/2013
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	5,276,820	381,278	5,658,098	4,556,839
Effect of change in consolidation criteria	14	(580)	(566)	166,571
Appropriation of income	349,642	27,716	377,358	265,342
Changes in the period	(1,302,342)	3,534	(1,298,808)	668,446
Deposited	183,896	9,537	193,433	1,406,870
Withdrawals	(3,900)	(1,228)	(5,128)	(21,191)
Reversals to income	(1,482,338)	(4,775)	(1,487,113)	(717,233)
Closing balance	4,324,134	411,948	4,736,082	5,657,198
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	353	353	900
Closing balance after relocated (Note 13a)	4,324,134	412,301	4,736,435	5,658,098
Closing balance at 12/31/2013 (Note 13a)	5,276,820	381,278	5,658,098

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	154

The main discussions related to legal obligations are described as follows:

•	CSLL – Isonomy – R$ 1,000,634: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 984,268;

•	PIS and COFINS – Calculation basis – R$ 571,744: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 488,188;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 527,276: we discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The corresponding escrow deposit balance totals R$ 490,947.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	155

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 14,172,190, are the following:

•	INSS – Non-compensatory amounts – R$ 4,278,128: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 1,923,743: deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 557,538 of this amount is guaranteed in company purchase agreements;

•	IRPJ and CSLL – Interest on capital – R$ 1,202,250: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed – R$ 1,174,160: cases in which the liquidity and the offset credit certainty are discussed;

•	ISS – Banking Institutions – R$ 872,012: these are banking operations, of which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under Supplementary Law No. 116/03 or Law No.406/68.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	156

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 675,896 (R$ 732,982 at 12/31/2013) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	12/31/2014	12/31/2013
Securities (basically financial treasury bills – Note 7b)	821,015	1,295,952
Deposits in guarantee (Note 13a)	4,229,805	3,711,996

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released at the full amount deposited updated.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING CONSOLIDATED are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

e)	Program for Cash or Installment Payment of Federal Taxes – Law No. 12,865/13, as amended by Provisional Measure No. 627/13.

ITAÚ UNIBANCO HOLDING and subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, enacted by Law No. 12,865 of October 9, 2013. The program included the debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due, and is defined in accordance with the Articles below:

● REFIS – PIS and COFINS (Article 39 of Law No 12,865/13)

The debits with the National Treasury related to PIS (social integration program) and COFINS (tax for social security financing), addressed by Chapter I of Law No. 9,718/98 (legal entities governed by private law), due by financial institutions and insurance companies, past due up to December 31, 2012;

● REFIS – Profits Abroad (Article 40 of Law No 12,865/13)

The debits with the National Treasury related to IRPJ (corporate income tax) and CSLL (social contribution on net income), arising from profits earned by subsidiaries or affiliates abroad (Article 74 of Provisional Measure No. 2,158-35, of August 24, 2001), past due up to December 31, 2012;

● REFIS – crisis event (Article 17 of Law No 12,865/13)

This program refers to the renegotiation of federal debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due, either registered or not as overdue tax liabilities, even when a tax foreclosure has been filed.

The net effect in income amounted to R$ 508,240, recorded under tax expenses, other income and income tax and social contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	157

f) Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING and subsidiaries adhered to the Program for Cash Settlement or Installment Payment of Federal Taxes, basically at the federal level, enacted by Law No. 12,995, of June 18, 2014 and Law No. 12,996/14. The program includes debits managed by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury, and was defined in accordance with the main provisions below:

•	Refis - Profits Earned Abroad – Law No. 12.995/14 Article 22 - It amends paragraph 7 of Article 40 of Law No. 12,865/13, to include the provision that credits arising from tax loss and social contribution tax loss carryforwards on net income of affiliated companies domiciled in Brazil may also be used.

•	Refis 2013-2014– Also known as Being Related to the Economic Crisis and Extraordinary Installment Payment – Law No. 12,996/14 Article 2 - Among other rules, it extends, to the last day of August 2014, the option to adhere to the so-called “Refis Related to the Economic Crisis” and to the Extraordinary Installment Payment (Article 2), provided in Law No. 11,941/09 (Article 1, paragraph 12, and Article 7) and Law No. 12,249/10 (Article 65, paragraph 18), respectively.Debits due until December 31, 2013 may be paid at once or in installments under these programs.

The net effect in income amounted to R$ 26,824, recorded under tax expenses, other income and income tax and social contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	158

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	12/31/2014	12/31/2013
Deferred tax assets (Note 14b I)	38,082,129	40,159,780
Social contribution for offset (Note 14b I)	644,891	647,376
Taxes and contributions for offset	4,248,000	4,116,381
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	8,966,240	9,370,094
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,640,457	4,619,776
Escrow deposits for foreign fund raising program	620,515	701,796
Receivables from reimbursement of contingent liabilities (Note 12c)	675,896	732,982
Rights receivable from financial assets sold or transferred	5,894,183	1,192,194
Sundry domestic debtors	1,802,433	1,171,595
Premiums from loan operations	2,370,887	710,282
Sundry foreign debtors	2,179,015	498,015
Retirement plan assets (Note 19)	2,456,923	2,308,650
Recoverable payments	43,281	32,577
Salary advances	61,226	40,830
Amounts receivable from related companies	44,470	55,486
Operations without credit granting characteristics	338,005	149,134
Securities and credits receivable	961,521	470,262
(Allowance for loan losses)	(623,516)	(321,128)
Other	439,165	946,872
Total	73,507,716	67,453,820

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset of R$ 498,467 (R$ 688,243 at 12/31/2013) and Deferred Tax Assets of R$ 10,834 (R$ 23,216 at 12/31/2013) (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	159

b)	Prepaid expenses

	12/31/2014	12/31/2013
Commissions	3,059,258	3,243,295
Related to vehicle financing	282,392	502,483
Related to insurance and pension plan	1,292,360	1,381,267
Restricted to commissions/partnership agreements (*)	185,531	632,322
Related to Payroll Loans	1,136,245	213,821
Other	162,730	513,402
Advertising	516,264	404,485
Other	748,197	482,693
Total	4,323,719	4,130,473

(*) In September 2014 the balance was reduced in view of the early termination of the agreement between Itaú Seguros and Via Varejo.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	160

c)	Other sundry liabilities

	12/31/2014	12/31/2013
Provisions for contingent liabilities (Note 12b)	13,322,950	12,415,030
Provisions for sundry payments	2,410,150	2,439,180
Personnel provision	1,397,753	1,318,602
Sundry creditors - local	1,727,888	1,569,485
Sundry creditors - foreign	2,673,884	1,393,910
Liabilities for official agreements and rendering of payment services	932,602	440,195
Related to insurance operations	259,825	1,199,813
Liabilities for purchase of assets and rights	18,377	3,818
Creditors of funds to be released	1,274,407	1,763,410
Funds from consortia participants	29,718	28,456
Provision for Retirement Plan Benefits (Note 19)	517,097	726,396
Provision for health insurance (*)	684,590	654,929
Expenses for lease interests (Note 4i)	804,248	337,710
Liabilities from transactions related to credit assignments (Note 8f)	4,335,974	4,232,513
Liabilities from sales operations or transfer of financial assets	3,509,711	37,281
Other	706,997	744,407
Total	34,606,171	29,305,135

(*) Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	161

d)	Banking service fees

	01/01 to 12/31/2014	01/01 to 12/31/2013
Asset management	3,765,743	3,574,508
Funds management fees	3,155,428	3,164,548
Consortia management fee	610,315	409,960
Current account services	775,193	735,242
Credit cards	9,013,462	7,601,799
Relationship with stores	8,922,251	7,505,413
Credit card processing	91,211	96,386
Sureties and credits granted	2,003,728	1,777,427
Loan operations	876,976	800,259
Guarantees provided	1,126,752	977,168
Receipt services	1,527,572	1,430,044
Collection fees	1,278,440	1,212,906
Collection services	249,132	217,138
Other	2,059,338	1,692,449
Custody services and management of portfolio	278,326	282,382
Economic and financial advisory	630,635	440,692
Foreign exchange services	81,970	102,568
Other services	1,068,407	866,807
Total	19,145,036	16,811,469

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	162

e)	Income from bank charges

	01/01 to 12/31/2014	01/01 to 12/31/2013
Loan operations/registration	1,090,600	1,105,455
Credit cards – annual fees and other services	2,897,342	2,241,494
Deposit account	116,336	124,578
Transfer of funds	185,402	175,562
Income from securities brokerage	384,992	451,331
Service package fees and other	3,920,524	3,156,125
Total	8,595,196	7,254,545

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	163

f)	Personnel expenses

	01/01 to 12/31/2014	01/01 to 12/31/2013
Compensation	(7,087,952)	(6,513,204)
Charges	(2,363,715)	(2,181,348)
Welfare benefits (Note 19)	(2,102,627)	(1,969,098)
Training	(185,680)	(184,509)
Labor claims and termination of employees (Note 12b)	(1,500,771)	(1,740,084)
Stock Option Plan	(230,696)	(187,880)
Total	(13,471,441)	(12,776,123)
Employees’ profit sharing	(2,971,876)	(2,553,287)
Total including employees’ profit sharing	(16,443,317)	(15,329,410)

g)	Other administrative expenses

	01/01 to 12/31/2014	01/01 to 12/31/2013
Data processing and telecommunications	(3,870,363)	(3,700,611)
Depreciation and amortization	(2,069,003)	(1,880,687)
Installations	(2,432,149)	(2,315,589)
Third-party services	(4,198,611)	(3,260,045)
Financial system services	(507,561)	(475,188)
Advertising, promotions and publication	(950,161)	(1,341,428)
Transportation	(432,344)	(453,940)
Materials	(349,778)	(355,566)
Security	(627,212)	(548,632)
Travel expenses	(203,405)	(194,133)
Other	(570,003)	(560,802)
Total	(16,210,590)	(15,086,621)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	164

h)	Other operating revenue

	01/01 to 12/31/2014	01/01 to 12/31/2013
Reversal of operating provisions	12,037	52,695
Recovery of charges and expenses	55,689	58,841
Program for Settlement or Installment Payment of Federal (Note 12e)	158,215	623,816
Other	331,183	221,308
Total	557,124	956,660

i)	Other operating expenses

	01/01 to 12/31/2014	01/01 to 12/31/2013
Provision for contingencies (Note 12b)	(1,772,360)	(2,768,991)
Civil lawsuits	(1,523,652)	(2,111,306)
Tax and social security contributions	(313,112)	(626,774)
Other	64,404	(30,911)
Selling - credit cards	(2,566,818)	(1,815,561)
Claims	(301,921)	(405,644)
Provision for health insurance (Note 13c)	(29,662)	(20,338)
Refund of interbank costs	(249,513)	(247,758)
Other	(1,634,696)	(1,150,961)
Total	(6,554,970)	(6,409,253)

j)	Non-operating income - From 01/01 to 12/31/2014 refers basically to the profit on disposal of investment due from ISSC (Note 2c).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	165

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation with income tax and social contribution:

Due on operations for the period	01/01 to 12/31/2014	01/01 to 12/31/2013
Income before income tax and social contribution	27,244,750	19,792,882
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(10,897,900)	(7,917,153)

Increase/decrease to income tax and social contribution charges arising from:

Investments in affiliates and jointly controlled entities	114,557	250,521
Foreign exchange variation on investments abroad	1,470,871	1,374,916
Interest on capital	1,737,975	1,619,437
Corporate reorganizations (Note 2c)	638,650	638,650
Dividends and interest on external debt bonds	311,024	170,411
Other nondeductible expenses net of non taxable income (*)	(1,092,314)	(4,328,002)
Income tax and social contribution expenses	(7,717,137)	(8,191,220)
Related to temporary differences
Increase (reversal) for the period	3,258,583	5,959,775
Increase (reversal) of prior periods	(1,978,796)	(1,470,564)
(Expenses)/Income from deferred taxes	1,279,787	4,489,211
Total income tax and social contribution expenses	(6,437,350)	(3,702,009)

(*) Includes temporary (additions) and exclusions.

II	- Composition of tax expenses:

	01/01 to 12/31/2014	01/01 to 12/31/2013
PIS and COFINS	(3,668,031)	(3,123,736)
ISS	(884,281)	(802,044)
Other	(535,066)	(402,254)
Total (Note 4o)	(5,087,378)	(4,328,034)

In ITAÚ UNIBANCO HOLDING tax expenses amount to R$ 202,534 (R$ 149,596 at 12/31/2013) are mainly composed of PIS and COFINS.

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	166

b)	Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	12/31/2013	12/31/2014	12/31/2013	Realization / Reversal	Increase	12/31/2014
Reflected in income and expense accounts			36,141,123	(12,021,528)	10,879,548	34,999,143
Related to income tax and social contribution loss carryforwards			6,122,197	(758,173)	-	5,364,024
Related to disbursed provisions			19,252,617	(6,120,518)	6,410,446	19,542,545
Allowance for loan losses			16,890,552	(4,888,042)	6,084,494	18,087,004
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			511,180	(511,180)	195,583	195,583
Allowance for real estate			176,230	(17,585)	106,066	264,711
Goodwill on purchase of investments			1,568,007	(666,828)	-	901,179
Other			106,648	(36,883)	24,303	94,068
Related to non-disbursed provisions (*)	30,113,012	27,488,033	10,766,309	(5,142,837)	4,469,102	10,092,574
Related to the operation	24,896,045	21,157,772	8,679,522	(5,142,837)	4,023,785	7,560,470
Provision for contingent liabilities	10,206,590	10,829,476	3,972,793	(1,512,409)	1,839,195	4,299,579
Civil lawsuits	4,322,314	4,437,181	1,706,046	(435,289)	547,233	1,817,990
Labor claims	3,529,455	3,836,454	1,400,057	(891,993)	951,966	1,460,030
Tax and social security contributions	2,308,102	2,526,306	848,779	(178,253)	339,996	1,010,522
Other	46,719	29,535	17,911	(6,874)	-	11,037
Adjustments of operations carried out in futures settlement market	1,787,722	7,991	691,746	(700,484)	11,934	3,196
Legal obligation - tax and social security contributions	2,090,077	1,715,810	1,479,166	(1,390,296)	303,640	392,510
Provision related to health insurance operations	654,929	684,590	261,972	-	11,855	273,827
Other non-deductible provisions	10,156,727	7,919,905	2,273,845	(1,539,648)	1,857,161	2,591,358
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,216,967	6,330,261	2,086,787	-	445,317	2,532,104

Reflected in stockholders’ equity accounts			4,018,657	(937,184)	1,513	3,082,986
Corporate reorganizations (Note 2c)	9,272,454	7,394,072	3,152,634	(638,650)	-	2,513,984
Adjustment to market value of available-for-sale securities	2,165,059	1,422,505	866,023	(298,534)	1,513	569,002
Total	41,550,525	36,304,610	40,159,780	(12,958,712)	10,881,061	38,082,129
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			647,376	(2,485)	-	644,891

(*) From a financial point of view, rather than recording the provision of R$ 27,488,033 (R$ 30,113,012 at 12/31/2013) and deferred tax assets of R$ 10,092,574 (R$ 10,766,309 at 12/31/2013), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 38,082,129 (R$ 40,159,780 at 12/31/2013) to R$ 27,989,555 (R$ 29,393,471 at 12/31/2013).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 10,834 (R$ 23,216 at 12/31/2013) and are basically represented by provision administrative of R$ 5,518 (R$ 4,215 at 12/31/2013), legal liabilities – tax and social security of R$ 5,200 (R$ 5,131 at 12/31/2013) and social contribution loss carryforwards of R$ 13,781 at 12/31/2013, which expected realization is dependent upon the progress of the lawsuit.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	167

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2013	Realization / Reversal	Increase	12/31/2014
Reflected in income and expense accounts	6,433,064	(2,572,014)	195,780	4,056,830
Depreciation in excess – leasing	4,164,743	(1,656,763)	-	2,507,980
Restatement of escrow deposits and contingent liabilities	1,109,172	(155,061)	31,893	986,004
Provision for pension plan benefits	355,189	(117,844)	99,454	336,799
Adjustment to market value of securities and derivative financial instruments	177,532	(177,532)	5,621	5,621
Adjustments of operations carried out in future settlement market	368,519	(362,612)	-	5,907
Taxation of results abroad – capital gains	125,890	-	38,761	164,651
Other	132,019	(102,202)	20,051	49,868
Reflected in stockholders’ equity accounts	419,149	-	518,159	937,308
Adjustment to market value of available-for-sale securities	23,861	-	98,309	122,170
Cash flow hedge and hedge of net investment in foreign operation	84,339	-	289,253	373,592
Provision for pension plan benefits (*)	310,949	-	130,597	441,546
Total	6,852,213	(2,572,014)	713,939	4,994,138

 (*) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 19).

At ITAÚ UNIBANCO HOLDING, the provision for deferred income tax and social contribution totals R$ 3,879 (R$ 3,733 at 12/31/2013), mainly represented by restatement of escrow deposits and contingent liabilities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	168

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2014, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	Provision for deferred income tax and social contribution	%	Net deferred taxes	%
2015	12,991,620	39%	307,790	6%	13,299,410	35%	67,375	11%	(1,210,516)	24%	12,156,269	36%
2016	4,181,461	13%	1,040,201	19%	5,221,662	14%	237,500	37%	(1,056,402)	21%	4,402,760	13%
2017	4,888,949	15%	1,050,438	20%	5,939,387	15%	241,098	37%	(1,144,013)	23%	5,036,472	15%
2018	2,662,759	8%	1,796,753	33%	4,459,512	12%	51,651	8%	(251,814)	5%	4,259,349	12%
2019	2,834,445	9%	652,675	12%	3,487,120	9%	47,267	7%	(256,113)	5%	3,278,274	10%
after 2019	5,158,871	16%	516,167	10%	5,675,038	15%	-	0%	(1,075,280)	22%	4,599,758	14%
Total	32,718,105	100%	5,364,024	100%	38,082,129	100%	644,891	100%	(4,994,138)	100%	33,732,882	100%
Present value (*)	28,288,212		4,562,693		32,850,905		571,810		(4,239,658)		29,183,057

 (*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	There are no unrecorded deferred tax assets at 12/31/2014 and 12/31/2013.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	169

c)	Tax and social security contributions

	12/31/2014	12/31/2013
Taxes and contributions on income payable	3,579,541	3,831,760
Taxes and contributions payable	1,385,695	1,801,108
Provision for deferred income tax and social contribution (Note 14b II)	4,994,138	6,852,213
Legal liabilities – tax and social security (Note 12b)	3,703,721	6,446,886
Total	13,663,095	18,931,967

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 115,791 (R$ 213,531 at 12/31/2013) and is mainly comprised of Taxes and contributions on income payable of R$ 110,786 (R$ 208,746 at 12/31/2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	170

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is mainly from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	12/31/2014	12/31/2013
Taxes paid or provided for	17,681,370	16,547,134
Taxes withheld and collected from third parties	13,049,062	11,467,914
Total	30,730,432	28,015,048

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	171

Note 15 – Permanent Assets

a) Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

	Balance at 12/31/2013					Changes
	Book value							Equity in earnings of subisidiaries
Companies	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2013	Amortization of goodwill	Dividends / interest on capital paid/provided for (2)	Earnings/ (loss)	Changes in exchange rates	Adjustments under investor criteria (1)	Unrealized results	Total	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 12/31/2014	Equity in earnings of subsidiaries from 01/01 to 12/31/2013
Domestic	51,982,627	(73,333)	(547,927)	30,622	51,391,989	(6,336)	(6,912,679)	13,125,393	-	100,736	52,789	13,278,918	1,207,549	1,692,823	60,652,264	8,938,150
Itaú Unibanco S.A.	43,302,347	(32,439)	(546,357)	30,622	42,754,173	(6,336)	(4,382,971)	8,714,058	-	38,908	109,228	8,862,194	1,230,367	909,037	49,366,464	5,546,577
Banco Itaú BBA S.A.	5,929,991	(37,276)	-	-	5,892,715	-	(214,113)	901,528	-	60,676	(57,047)	905,157	(23,188)	(909,037)	5,651,534	1,121,580
Banco Itaucard S.A. (4)	1,614,061	(3,618)	(1,570)	-	1,608,873	-	(2,193,196)	3,188,009	-	(611)	608	3,188,006	310	-	2,603,993	1,963,738
Itaú-BBA Participações S.A.	51,250	-	-	-	51,250	-	(13,110)	28,879	-	-	-	28,879	58	1,692,791	1,759,868	2,306
Itaú Corretora de Valores S. A. (4)	1,084,957	-	-	-	1,084,957	-	(109,250)	292,916	-	1,763	-	294,679	2	-	1,270,388	303,947
Itau Seguros S.A.	19	-	-	-	19	-	(7)	5	-	-	-	5	1	(2)	16	2
Itaú Administração Previdenciaria Ltda. (5)	-	-	-	-	-	-	-	-	-	-	-	-	-	1	1	-
Itaú Seguros Soluções Corporativas S.A. (6)(7)(8)	-	-	-	-	-	-	(32)	(2)	-	-	-	(2)	-	34	-	-
Itaú Soluções Previd, Ltda. (9)	2	-	-	-	2	-	-	-	-	-	-	-	(1)	(1)	-	-
Foreign	4,616,445	-	-	154,228	4,770,673	(51,409)	(114,010)	498,316	583,787	-	-	1,082,103	4,783	217,671	5,909,811	911,843
Itaú Chile Holdings, INC.	3,647,486	-	-	135,725	3,783,211	(45,242)	-	200,349	561,832	-	-	762,181	(8,407)	217,671	4,709,414	639,766
Banco Itaú Uruguay S.A.	736,468	-	-	14,136	750,604	(4,712)	(79,710)	206,027	17,830	-	-	223,857	13,190	-	903,229	187,619
OCA S.A.	177,931	-	-	3,757	181,688	(1,252)	(34,300)	81,743	3,476	-	-	85,219	-	-	231,355	76,532
OCA Casa Financiera S.A.	51,296	-	-	546	51,842	(182)	-	9,976	630	-	-	10,606	-	-	62,266	7,655
ACO Ltda.	3,264	-	-	64	3,328	(21)	-	221	19	-	-	240	-	-	3,547	271
Grand total	56,599,072	(73,333)	(547,927)	184,850	56,162,662	(57,745)	(7,026,689)	13,623,709	583,787	100,736	52,789	14,361,021	1,212,332	1,910,494	66,562,075	9,849,993

(1)	Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;
(2)	Dividends approved and not paid are recorded as Dividends receivable.
(3)	Corporate Events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital.
(4)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.
(5)	Investiment aquired on 08/31/2014 in the merger process of Itaú Soluções Previdenciárias Ltda.
(6)	Investiment aquired on 06/20/2014 from Itaú Administração Previdenciária Ltda.
(7)	New company name of UBB Participações S.A.
(8)	Company merged on 10/31/2014 by ACE Seguradora S.A.
(9)	Company merged on 08/31/2014 by Itaú Administração Previdencíaria Ltda.

				Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING
Companies	Capital	Stockholders’ equity	Net income for the period	Common	Preferred	Quotas	Equity share in voting capital (%)	Equity share in capital (%)
Domestic
Itaú Unibanco S.A.	40,325,563	49,772,837	8,714,058	2,124,156,731	2,057,245,497	-	100.00	100.00
Banco Itaú BBA S.A.	3,574,844	5,685,183	901,530	4,474,436	4,474,436	-	99.99	100.00
Banco Itaucard S.A.	15,564,076	19,276,513	3,525,636	3,596,744,163	1,277,933,118	-	1.51	2.04
Itaú-BBA Participações S.A.	1,727,987	1,759,868	28,879	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S. A.	1,140,172	2,511,836	324,212	-	811,503	-	-	1.94
Itau Seguros S.A.	5,065,415	6,560,999	2,005,664	450	1	-	0.01	0.01
Itaú Administração Previdenciaria Ltda.	436,263	468,091	11,738	-	-	1,299	0.01	0.01
Foreign
Itaú Chile Holdings, INC.	3,709,995	4,618,932	200,349	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	495,183	893,805	206,027	4,465,133,954	-	-	100.00	100.00
OCA S.A.	16,659	228,850	81,743	1,502,176,740	-	-	100.00	100.00
OCA Casa Financiera S.A.	21,499	61,902	9,976	646	-	-	100.00	100.00
ACO Ltda.	15	3,531	223	-	-	131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	172

II - Composicion of investments

a) The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% de participação em 31/12/2014		12/31/2014
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings

Domestic			7,906,913	1,794,959	3,097,365	584,933
BSF Holding S.A (1) (2)	49.00%	49.00%	1,232,135	412,993	982,044	202,367
IRB-Brasil Resseguros S.A. (2) (3)	15.01%	15.01%	3,015,628	890,111	445,481	133,808
Porto Seguro Itaú Unibanco Participações S.A.(2)	42.93%	42.93%	3,659,150	491,855	1,570,044	211,171
Outras (5)					99,796	37,587
Foreign					1,226	330
Total			7,906,913	1,794,959	3,098,591	584,603

	% de participação em 31/12/2013		12/31/2013
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings

Domestic			7,048,749	1,451,460	2,912,835	784,027
BSF Holding S.A.(1) (2)	49.00%	49.00%	819,168	212,088	858,961	103,923
IRB-Brasil Resseguros S.A. (2) (3)	15.00%	15.00%	2,431,803	101,505	357,494	172,476
Porto Seguro Itaú Unibanco Participações S.A.(2) (3)	42.93%	42.93%	3,797,778	1,137,867	1,630,515	491,753
Outras (5)					65,865	15,875
Foreign			40,676	8,536	77,651	11,167
MCC Corredora de Bolsa (4)	50.05%	50.05%	20,008	2,337	15,901	1,170
MCC Securities Inc. (4)	50.00%	50.00%	20,668	6,199	60,287	3,102
Outras (6)					1,463	6,895
Total			7,089,425	1,459,996	2,990,486	795,194

(1)	Includes goodwill in the amount of R$ 378,298 at 12/31/2014 (R$ 457,569 at 12/31/2013);
(2)	For the purpose of accounting for participation in earnings, the position at 11/30/2014 and 11/30/2013, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;
(3)	Adjustments resulting from standardization of the financial statements of the investee to the financial policies of invetidora;
(4)	Consolidated companies from 08/01/2014.
(5)	At 12/31/2014, includes Latosol Empreendimentos e Participações LTDA, Kinea Private Equity, Olímpia Promoção e Serviços S.A. and Tecnologia Bancária S.A. At 12/31/2013 Latosol Empreendimentos e Participações LTDA, Olímpia Promoção e Serviços S.A. and Tecnologia Bancária S.A.
(6)	Includes Compânia Uruguaya de Medios de Processamiento, Rias Redbanc S.A. and Rosefield Finance Ltda.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	173

III) Other investments

	12/31/2014	12/31/2013
Other investments	636,155	698,123
Shares and quotas	52,288	212,643
Investments through tax incentives	201,625	193,447
Equity securities	14,915	12,900
Other	367,327	279,133
(Allowance for loan losses)	(208,885)	(249,866)
Total	427,270	448,257
Equity - Other investments	25,207	39,087

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	174

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

	Real Estate in Use (2) (3)		Other Fixed Assets (3)
Real estate in use (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 a 20%	10 a 20%	20 a 50%	10 a 20%

Cost
Balance at 12/31/2013	950,237	2,998,866	1,296,763	1,044,157	1,094,491	6,296,058	724,882	14,405,454
Acquisitions	3,275	562,545	230,375	116,740	945,851	926,053	61,784	2,846,623
Disposals	(535)	(5,697)	(163,237)	(8,776)	(88,988)	(828,577)	(5,216)	(1,101,026)
Exchange variation	323	(6,257)	21,607	3,859	(12,686)	4,391	(10,525)	712
Other	(10,729)	28,769	124,838	(39,261)	(149,629)	(61,109)	2,228	(104,893)
Balance at 12/31/2014	942,571	3,578,226	1,510,346	1,116,719	1,789,039	6,336,816	773,153	16,046,870

Depreciation
Balance at 12/31/2013	-	(1,651,588)	(666,584)	(439,613)	(486,763)	(4,230,323)	(410,738)	(7,885,609)
Depreciation expenses	-	(58,481)	(246,952)	(84,628)	(78,909)	(1,094,912)	(74,031)	(1,637,913)
Disposals	-	2,664	161,866	2,087	59,641	768,422	3,582	998,262
Exchange variation	-	1,396	1,507	1,612	12,045	(12,982)	710	4,288
Other	-	10,549	(3,258)	781	(9,706)	34,902	1,655	34,923
Balance at 12/31/2014	-	(1,695,460)	(753,421)	(519,761)	(503,692)	(4,534,893)	(478,822)	(8,486,049)

Impairment
Balance at 12/31/2013	-	-	-	-	(8,933)	-	-	(8,933)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	8,933	-	-	8,933
Balance at 12/31/2014	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2014	942,571	1,882,766	756,925	596,958	1,285,347	1,801,923	294,331	7,560,821
Balance at 12/31/2013	950,237	1,347,278	630,179	604,544	598,795	2,065,735	314,144	6,510,912

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 67,090 achievable by 2016.

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 12d).

(3) Includes the amount of R$ 3,686 related to attached real estate; fixed assets under construction in the amount of R$ 2,274,323 consisting of R$ 1,357,733 in real estate in use; R$ 44,654 in improvements, and R$ 871,936 in equipment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	175

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2013	Acquisitions	Amortization expenses	Impairment	Disposals (*)	Balance at 12/31/2014
Goodwill (Notes 2b and 4j)	10 years	1,921,230	156,821	(137,726)	-	(1,736,406)	203,919

(*) Goodwill transferred to Intangible resulting from the merger of Banco Credicard S.A. (Note 2c)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	176

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% a 20%

Cost
Balance at 12/31/2013	1,164,996	1,687,871	1,722,028	2,195,703	21,612	946,771	7,738,981
Acquisitions	108,928	36,188	392,581	651,305	1,721,230	1,081,974	3,992,206
Disposals	(214,206)	(103,763)	(200,613)	(9,957)	(16)	(300,271)	(828,826)
Exchange variation	-	(2,792)	(23,663)	-	(53)	42,953	16,445
Other	7,204	(56,127)	1,565	(339)	(259,433)	351,120	43,990
Balance at 12/31/2014	1,066,922	1,561,377	1,891,898	2,836,712	1,483,340	2,122,547	10,962,796

Amortization
Balance at 12/31/2013	(535,455)	(256,612)	(775,530)	(46,527)	(10,446)	(343,722)	(1,968,292)
Amortization expenses (3)	(224,863)	(155,879)	(321,660)	(65,793)	(96,792)	(48,636)	(913,623)
Disposals	205,007	81,338	200,613	-	-	119,008	605,966
Exchange variation	-	629	9,706	-	(487)	(32,327)	(22,479)
Other	-	-	(306)	339	1,681	(8)	1,706
Balance at 12/31/2014	(555,311)	(330,524)	(887,177)	(111,981)	(106,044)	(305,685)	(2,296,722)

Impairment (4)
Balance at 12/31/2013	(18,251)	(26,810)	-	(5,784)	-	-	(50,845)
Additions/ assumptions	-	-	-	(7,949)	-	-	(7,949)
Disposals	-	25,018	-	-	-	-	25,018
Balance at 12/31/2014	(18,251)	(1,792)	-	(13,733)	-	-	(33,776)

Book value
Balance at 12/31/2014	493,360	1,229,061	1,004,721	2,710,998	1,377,296	1,816,862	8,632,298
Balance at 12/31/2013	611,290	1,404,449	946,498	2,143,392	11,166	603,049	5,719,844

(1)	The contractual commitments for purchase of the new intangible assets totaled R$ 508,424 achievable by 2016.
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(3)	Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.
(4)	Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	177

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on April 23, 2014 approved the increase of subscribed and paid-up capital by R$ 15,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on June 6, 2014 and the process was approved by the Central Bank on May 19, 2014. Accordingly, capital stock was increased by 502,802,971 shares.

Capital comprises 5,530,832,681 book-entry shares with no par value, of which 2,770,036,544 are common and 2,760,796,137 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 75,000,000 (R$ 60,000,000 at 12/31/2013), of which R$ 51,563,010 (R$ 41,601,744 at 12/31/2013) refers to stockholders domiciled in the country and R$ 23,436,990 (R$ 18,398,256 at 12/31/2013) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2013	2,502,311,972	983,934,784	3,486,246,756
Residents abroad at 12/31/2013	15,903,068	1,525,879,886	1,541,782,954
Shares of capital stock at 12/31/2013	2,518,215,040	2,509,814,670	5,028,029,710
Bonus shares - Extraordinary Stockholders’ Meeting of April 23, 2014 – Made effective on June 06, 2014	251,821,504	250,981,467	502,802,971
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Residents in Brazil at 12/31/2014	2,757,605,774	1,048,004,507	3,805,610,281
Residents abroad at 12/31/2014	12,430,770	1,712,791,630	1,725,222,400
Treasury shares at 12/31/2013	2,310	68,867,010	68,869,320	(1,854,432)
Purchase of treasury shares	-	1,000,000	1,000,000	(34,746)
Exercised – granting of stock options	-	(17,275,835)	(17,275,835)	413,226
Disposals – stock option plan	-	(4,525,951)	(4,525,951)	148,072
Bonus shares - Extraordinary Stockholders’ Meeting of April 23, 2014 – Made effective on June 06, 2014	231	5,763,327	5,763,558	-
Treasury shares at 12/31/2014 (1)	2,541	53,828,551	53,831,092	(1,327,880)
Outstanding shares at 12/31/2014	2,770,034,003	2,706,967,586	5,477,001,589
Outstanding shares at 12/31/2013 (2)	2,770,034,003	2,685,042,426	5,455,076,429
(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.
(2)	For better comparability, outstanding shares for the period ending December 31, 2013 were adjusted for the bonus of June 6, 2014.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share):

Cost / Market value	Common	Preferred
Minimum	-	34.13
Weighted average	-	34.75
Maximum	-	35.07
Treasury shares
Average cost	7.97	24.67
Market value	32.30	34.60

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	178

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

I - Calculation

Net income	17,391,557
Adjustments:
(-) Legal reserve	(869,578)
Dividend calculation basis	16,521,979
Mandatory dividend	4,130,495
Dividend – paid/provided for	6,635,128	40.2%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	2,637,766	(267,065)	2,370,701
Dividends - 11 monthly installments of R$ 0.015 per share paid in February to December 2014	857,332	-	857,332
Interest on capital - R$ 0.3256 per share, paid on 08/25/2014	1,780,434	(267,065)	1,513,369

Declared (recorded in other liabilities – Social and Statutory)	1,759,794	-	1,759,794
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2015	82,152	-	82,152
Dividends - R$ 0.3063 per share	1,677,642	-	1,677,642

Declared after December 31, 2014 (Recorded in Revenue Reserves – Unrealized profits)	2,946,627	(441,994)	2,504,633
Interest on capital - R$ 0.5380 per share	2,946,627	(441,994)	2,504,633

Total from 01/01 to 12/31/2014 - R$ 1.2204 net per share	7,344,187	(709,059)	6,635,128
Total from 01/01 to 12/31/2013 - R$ 1,0340 net per share	5,842,434	(747,354)	5,095,080

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	179

c)	Capital and revenue reserves

	12/31/2014	12/31/2013
Capital reserves	1,315,744	870,456
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,031,127	585,839
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	27,224,331	31,748,411
Legal	5,840,650	4,971,072
Statutory:	18,437,054	24,180,723
Dividends equalization (1)	6,411,951	7,429,493
Working capital increase (2)	5,303,905	7,066,048
Increase in capital of investees (3)	6,721,198	9,685,182
Unrealized profits (4)	2,946,627	2,596,616

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital declared after December 31 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 12/31/2014	01/01 to 12/31/2013	12/31/2014	12/31/2013
ITAÚ UNIBANCO HOLDING	17,391,557	11,661,389	101,889,836	89,229,744
Amortization of goodwill	941,819	2,155,978	(1,162,035)	(2,085,441)
Corporate reorganizations (Note 2c)	1,878,381	1,878,382	(4,880,088)	(6,119,819)
Foreign exchange variation on investments / Net investment hedge in foreign operations (Note 4s)	29,807	-	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	20,241,564	15,695,749	95,847,713	81,024,484

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	180

e)	Minority interest in subsidiaries

	Stockholders’ equity		Net Income
	12/31/2014	12/31/2013	01/01 to 12/31/2014	01/01 to 12/31/2013
Itau Bank, Ltd. (1)	1,048,455	924,605	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	436,684	354,107	(108,793)	(59,568)
Banco Itaú BMG Consignado S.A. (Note 2c)	539,436	295,475	(89,920)	7,702
Luizacred S.A. Soc. Cred. Financiamento Investimento	288,373	218,587	(92,111)	(66,760)
IGA Participações S.A.	52,703	50,994	(2,241)	(1,978)
Investimentos Bemge S.A.	22,147	20,738	(1,423)	(991)
Banco Investcred Unibanco S.A.	19,858	19,087	(1,155)	(772)
Biogeração de Energia S.A. (2)	-	11,659	-	(5,547)
Others	7,071	8,203	(9,601)	(8,353)
Total	2,414,727	1,903,455	(305,244)	(136,267)

(1)	Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousands, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.y.
(2)	All shares were acquired on January 8, 2014.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	181

f)	Share-based payment

I – Stock option plan

ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or options which are partner options (these are personal, not pledgeable and nontransferable) which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

- Characteristics of the programs

Simple options

Prior programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

The ESM of April 19, 2013 approved the conversion of the Stock Option Plan of REDE by ITAÚ UNIBANCO HOLDING, with the exchange of RDCD3 shares to ITUB4 shares with no significant financial impacts.

Partners plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of three (3) to five (5) years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from one (1) to seven (7) years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of the acquisition price.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	182

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from five (5) to eight (8) years, counted from the date of acquisition of own shares.

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended December 31, 2014 was R$ 31.43 per share (R$ 34.66 per share at December 31, 2013).

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended December 31, 2014 was R$ 7,982 (R$ 15,215 at December 31, 2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	183

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Opening balance at 12/31/2013	65,316,846	32.85		18,351,820		83,668,666
Options exercisable at the end of the period	32,734,794	30.42		-		32,734,794
Options outstanding not exercisable	32,582,052	36.25		18,351,820		50,933,872
Options:
Granted	-	-		11,007,189		11,007,189
Canceled/Forfeited (*)	(1,392,222)	34.98		(1,556,399)		(2,948,621)
Exercised	(13,777,250)	30.01	36.73	(3,498,585)	32.61	(17,275,835)
Closing balance at 12/31/2014	50,147,374	35.67		24,304,025		74,451,399
Options exercisable at the end of the period	26,247,536	35.37		-		26,247,536
Options outstanding not exercisable	23,899,838	36.00		24,304,025		48,203,863
Range of exercise prices
Granting 2006-2009		26.18 - 43.86
Granting 2010-2012		26.27 - 42.53
Weighted average of the remaining contractual life (in years)	2.56			2.05

(*)	Refers to non-exercise due to the beneficiary’s option.

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Opening balance at 12/31/2012	71,677,920	31.30		17,274,588		88,952,508
Options exercisable at the end of the period	23,610,501	31.67		40,503		23,651,004
Options outstanding not exercisable	48,067,419	31.12		17,234,085		65,301,504
Options:
Granted	560,271	26.27		5,715,608		6,275,879
Canceled/Forfeited (*)	(2,747,498)	35.83		(653,506)		(3,401,004)
Exercised	(4,173,847)	28.25	33.44	(3,984,870)	28.20	(8,158,717)
Closing balance at 12/31/2013	65,316,846	32.85		18,351,820		83,668,666
Options exercisable at the end of the period	32,734,794	30.42		-		32,734,794
Options outstanding not exercisable	32,582,052	36.25		18,351,820		50,933,872
Range of exercise prices
Granting 2006-2009		25.25 - 42.42
Granting 2010-2012		26.27 - 41.03
Weighted average of the remaining contractual life (in years)	3.57			2.05

(*)	Refers to non-exercise due to the beneficiary’s option.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	184

Summary of changes in Share-Based Instruments (SBI)

Quantity
Balance at 12/31/2013	2,183,769
Instruments:
New SBI's	286,466
Converted into shares	(1,266,324)
Canceled	(351,765)
Balance at 12/31/2014	852,146
Weighted average of the remaining contractual life (in years)	0.48

Quantity
Balance at 12/31/2012	3,384,440
Instruments:
New SBI's	533,763
Converted into shares	(1,732,831)
Canceled	(1,586)
Balance at 12/31/2013	2,183,786
Weighted average of the remaining contractual life (in years)	0.62

II-	Variable Compensation

Resolution No. 3,921, of November 25, 2010, of the National Monetary Council, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50%) should be mandatory paid in shares or share-based instruments, and at least forty percent (40%) of this amount should be deferred for payment in at least three (3) years.

The policy established by ITAÚ UNIBANCO HOLDING in compliance with Resolution No. 3,921, sets forth that fifty percent (50%) of the management’s and employee’s variable compensation should be mandatory paid in cash and fifty percent (50%) should be paid in shares for a period of three (3) years. Shares are delivered on an indirect basis, of one-third (1/3) per year, subject to the executive’s remaining with the institution.

To comply with the Resolution on compensation, ITAÚ UNIBANCO HOLDING was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to December 31, 2014, the accounting effect of the variable compensation is recorded in Personnel Expenses, in the amount of R$ 300,788, in compliance with statutory limits.

The fair value of shares intended for variable compensation is the market price at the granting date with respect to ITAÚ UNIBANCO HOLDING’s preferred shares.

CHANGE IN VARIABLE COMPENSATION IN SHARES	2014
Quantity
Balance at 12/31/2013	5,214,388
New	6,552,973
Delivered	(1,850,290)
Cancelled	(146,879)
Balance at 12/31/2014	9,770,192

MOVIMENTAÇÃO DA REMUNERAÇÃO VARIÁVEL EM AÇÕES	2013
Quantity
Balance at 12/31/2012	-
New	5,270,677
Delivered	(35,790)
Cancelled	(20,499)
Balance at 12/31/2013	5,214,388

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	185

III – Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for Simple Options and the Black & Scholes method for Partners Options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting period	Exercise	Price of underlying	Fair	Expected	Risk-free	Expected
No.	Date	until	period until	asset	value	dividends	interest rate	volatility
Partners options (*)
19th	2/27/2014	2/27/2017	-	28.57	25.85	3.35%	-	-
19th	2/27/2014	2/27/2019	-	28.57	24.18	3.35%	-	-

(*) The fair value of option is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

IV - Accounting effects arising from options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to December 31, 2014 was R$ (230,696) (R$ (187,880) from January 1 to December 31, 2013) as a contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16c).

In the Stockholders’ Equity, the effect was as follows:

	12/31/2014	12/31/2013
Amount received for the sale of shares – exercised options	535,557	215,310
(-) Cost of treasury shares sold	(561,298)	(331,283)
(+) Write-off of cost recognized of exercised options	104,719	184,899
Effect on sale (*)	78,978	68,926

 (*) Recorded in Revenue Reserves.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	186

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) e a ITAÙSA, direct and indirect shareholders do ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Itaú Viver Mais, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	187

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	Annual rate	12/31/2014	12/31/2013	01/01 to 12/31/2014	01/01 to 12/31/2013	Annual rate	12/31/2014	12/31/2013	01/01 to 12/31/2014	01/01 to 12/31/2013
Interbank investments		41,272,793	38,067,543	3,804,610	2,948,857		-	-	-	-
Itaú Unibanco S.A.	11.65% pre fixed or 100% of Selic	33,322,825	31,073,419	3,361,000	2,531,555		-	-	-	-
Grand Cayman Branch	2,14% to 10.75% pre fixed	7,444,294	6,994,124	443,610	417,302		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	10.75% pre fixed	505,674	-	-	-		-	-	-	-
Securities and derivative financial instruments		13,544,527	11,942,582	654,235	599,786		-	-	-	-
Grand Cayman Branch	5.13% to 6.20% pre fixed	13,544,527	11,942,582	654,235	599,786		-	-	-	-
Deposits		-	(106,540)	-	(6,540)		-	(1,094)	-	-
Itaú Unibanco S.A.		-	(106,540)	-	(6,540)		-	-	-	-
Duratex S.A.		-	-	-	-		-	(1,094)	-	-
Securities sold under repurchase agreements		(24,202)	-	(7,358)	-		(141,413)	(286,537)	(12,855)	(13,879)
Duratex S.A.		-	-	-	-	100% of Selic	(100,152)	(180,102)	(10,284)	(10,353)
Elekeiroz S.A.		-	-	-	-	100% of Selic	(5,769)	(36,253)	(1,670)	(1,746)
Itautec S.A.		-	-	-	-	100% of Selic	(1,538)	(4,191)	(172)	(1,779)
Itaúsa Empreendimentos S.A.		-	-	-	-	100% of Selic	(26,071)	(65,991)	-	-
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% of Selic	(7,883)	-	(729)	-
Other		(24,202)	-	(7,358)	-		-	-	-	(1)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		581,286	(265)	(3,328)	(3,157)		(108,347)	(81,591)	8,847	42,752
Itaú Unibanco S.A.		581,546	-	-	-		-	-	-	-
Itaú Corretora de Valores S. A.		(260)	(265)	(3,328)	(3,157)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		-	103	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(13,276)	(5,825)	34,886	33,093
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		279	-	5,183	5,314
Fundação BEMGEPREV		-	-	-	-		25	23	639	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		-	-	-	-		(92,732)	(75,748)	292	-
Other		-	-	-	-		(2,643)	(144)	(32,153)	4,345
Rent revenues (expenses)		-	-	(255)	(236)		-	-	(51,067)	(47,878)
Itaúsa Investimentos Itaú S.A.		-	-	(18)	(17)		-	-	-	(1,495)
Itaú Seguros S.A.		-	-	(181)	(167)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(37,920)	(36,789)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(13,147)	(9,594)
Other		-	-	(56)	(52)		-	-	-	-
Donation expenses		-	-	-	-		-	-	(78,300)	(73,306)
Instituto Itaú Cultural		-	-	-	-		-	-	(77,500)	(72,000)
Associação Itaú Viver Mais		-	-	-	-		-	-	(800)	(1,306)
Data processing expenses		-	-	-	-		-	-	(284,889)	(267,712)
Itautec S.A.		-	-	-	-		-	-	(284,889)	(267,712)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ 5,376 (R$ 5,000 from 01/01 to 12/31/2013) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10.0% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	188

b)	Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to 12/31/2014	01/01 to 12/31/2013
Compensation	343,703	278,646
Board of Directors	14,469	13,446
Management members	329,234	265,200
Profit sharing	260,592	258,857
Board of Directors	11,956	8,260
Management members	248,636	250,597
Contributions to pension plans	6,592	3,220
Board of Directors	4	4
Management members	6,588	3,216
Stock option plan – Management members	233,754	166,067
Total	844,641	706,790

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	189

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1)
	Book value		Market		Results		Stockholders’ equity
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Interbank deposits	23,073,038	25,652,577	23,073,278	25,655,927	240	3,350	240	3,350
Securities and derivative financial instruments	299,626,524	297,333,760	299,845,368	297,698,028	(973,469)	(1,773,738)	218,844	364,268
Adjustment of available-for-sale securities					(528,487)	(1,933,590)	-	-
Adjustment of held-to-maturity securities					(444,982)	159,852	218,844	364,268
Loan, lease and other credit operations	424,812,344	385,863,808	427,317,235	387,285,869	2,504,891	1,422,061	2,504,891	1,422,061
Investments
BM&FBOVESPA	14,610	14,610	107,973	121,236	93,363	106,626	93,363	106,626
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,570,044	1,630,515	2,988,093	2,924,203	1,418,049	1,293,688	1,418,049	1,293,688
Fundings and borrowings (3)	218,886,295	205,220,067	219,598,918	205,593,273	(712,623)	(373,206)	(712,623)	(373,206)
Subordinated debt (Note 10f)	55,617,390	56,563,667	56,174,412	56,132,725	(557,022)	430,942	(557,022)	430,942
Treasury shares	1,327,880	1,854,432	1,862,550	2,159,049	-	-	534,670	304,617
Total unrealized					1,773,429	1,109,723	3,500,412	3,552,346

(1)	This does not consider the corresponding tax effects.
(2)	Parent company of Porto Seguro S.A.
(3)	Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	190

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in companies BM&FBOVESPA and Porto Seguro at the share value in stock exchanges.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	191

Note 19 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution		Other benefits		Total
	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2014	01/01 to 12/31/2013	01/01 to 12/31/2014	01/01 to 12/31/2013
Cost of current service	(74,242)	(103,343)	-	-	-	-	(74,242)	(103,343)
Net interest	(32,593)	2,720	196,030	180,111	(14,284)	(12,426)	149,153	170,405
Contribution	-	-	(132,623)	(136,049)	-	-	(132,623)	(136,049)
Benefits paid	-	-	-	-	8,902	7,387	8,902	7,387
Total Amounts Recognized	(106,835)	(100,623)	63,407	44,062	(5,382)	(5,039)	(48,810)	(61,600)

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
At the beginning of the period	(354,467)	-	(285,565)	-	6,744	-	(633,288)	-
Effects on asset ceiling	(452,566)	1,036,296	76,952	43,301	-	-	(375,614)	1,079,597
Remeasurements	731,827	(1,390,763)	(12,195)	(328,866)	(15,180)	6,744	701,239	(1,712,885)
Total Amounts Recognized	(75,206)	(354,467)	(220,808)	(285,565)	(8,436)	6,744	(307,663)	(633,288)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	192

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation, except as described in Note 19c.

Employees hired up to July 31, 2002, whom came from Itaú, and until February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. With regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2) Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3) Itaú Defined Benefit Plan (1) Itaú Defined Contribution Plan (2) Unibanco Pension Plan (3) Prebeg benefit plan (1) UBB PREV defined benefit plan (1)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla - Multiempresas de Previdência Complementar	REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2) REDECARD Supplementary Plan (3)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	193

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	12/31/2014	12/31/2013
Discount rate (1)	10.24% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2008/2010	Itaú Exp. 2008/2010
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium-term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2013 was adopted a consistent with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate adherent to the flow of receipts/payments, in accordance with the study conducted by an independent, external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	194

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At December 31, 2014 and 2013 the allocation of plan assets and the allocation target for 2015, by type of asset, are as follows:

	Fair value		% Allocation
Types	12/31/2014	12/31/2013	12/31/2014	12/31/2013	2015 Target
Fixed income securities	12,249,770	11,250,882	91.16%	89.92%	53% a 100%
Variable income securities	641,518	708,928	4.77%	5.67%	0% a 20%
Structured investments	22,119	17,615	0.17%	0.14%	0% a 10%
Real estate	487,730	508,216	3.63%	4.06%	0% a 7%
Loans to participants	36,620	26,429	0.27%	0.21%	0% a 5%
Total	13,437,757	12,512,070	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 554,278 (R$ 595,913 at 12/31/2013), and real estate rented to Group companies, with a fair value of R$ 454,738 (R$ 474,381 at 12/31/2013).

Fair value - the fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2014	12/31/2013
1 - Net assets of the plans	13,437,757	12,512,070
2 - Actuarial liabilities	(11,694,678)	(11,576,853)
3- Surplus (1-2)	1,743,079	935,217
4- Asset restriction (*)	(1,847,316)	(1,292,637)
5 - Net amount recognized in the balance sheet (3-4)	(104,237)	(357,420)
Amount recognized in Assets (Note 13a)	242,267	222,158
Amount recognized in Liabilities (Note 13c)	(346,504)	(579,578)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	195

V-	Change in the net amount recognized in the balance sheet:

	12/31/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)
Cost of current service	-	(74,242)	(74,242)	-	(74,242)
Net interest (1)	1,177,598	(1,086,631)	90,967	(123,560)	(32,593)
Benefits paid	(780,237)	780,237	-	-	-
Contributions of sponsor	80,757	-	80,757	-	80,757
Contributions of participants	15,014	-	15,014	-	15,014
Effects on asset ceiling	-	-	-	(452,566)	(452,566)
Remeasurements (2) (3)	432,555	262,811	695,366	21,447	716,813
Value at end of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)

	12/31/2013
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	15,072,202	(12,905,894)	2,166,308	(2,137,207)	29,101
Cost of current service	-	(103,343)	(103,343)	-	(103,343)
Net interest (1)	1,202,101	(1,024,671)	177,430	(174,710)	2,720
Benefits paid	(739,465)	739,465	-	-	-
Contributions of sponsor	68,569	-	68,569	-	68,569
Contributions of participants	16,153	-	16,153	-	16,153
Effects on asset ceiling	-	-	-	1,036,296	1,036,296
Remeasurements (2) (3)	(3,107,490)	1,717,590	(1,389,900)	(17,016)	(1,406,916)
Value at end of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)

(1) Corresponds to the amount calculated on 01/01/2014 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a..(On 01/01/2013 the rate used was 8.16% a.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 1,610,153 ((R$ 1,905,389) at December 31, 2013).

During the period, contributions made totaled R$ 80,757 (R$ 68,569 from January 1 to December 31, 2013). The contribution rate increases based on the beneficiary’s salary.

In 2015, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 58,566.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2015	845,132
2016	867,539
2017	889,038
2018	915,188
2019	942,362
2020 a 2024	4,812,447

VI-	Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of the plans		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	667,851	5.73%	(314,667)
- Increase by 0.5%	(578,228)	(5.22)%	331,546

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	196

d)	Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	12/31/2014			12/31/2013
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,361,025	(274,533)	2,086,492	2,645,829	(317,834)	2,327,995
Net interest	222,657	(26,627)	196,030	205,981	(25,870)	180,111
Contribution	(132,623)	-	(132,623)	(136,049)	-	(136,049)
Effects on asset ceiling	-	76,952	76,952	-	43,301	43,301
Remeasurements	(12,787)	592	(12,195)	(354,736)	25,870	(328,866)
Amount - end of the period (Note 13a)	2,438,272	(223,616)	2,214,656	2,361,025	(274,533)	2,086,492

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 190,333 (R$ 183,126 from January 1 to December 31, 2013), of which R$ 132,623 (R$ 136,049 from January 1 to December 31, 2013) arises from pension funds.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I - Change in the net amount recognized in the balance sheet:

	12/31/2014	12/31/2013
At the beginning of the period	(146,818)	(148,523)
Cost of interest	(14,284)	(12,426)
Benefits paid	8,902	7,387
Remeasurements	(18,393)	6,744
At the end of the period (Note 13c)	(170,593)	(146,818)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2015	9,344
2016	10,034
2017	10,743
2018	11,473
2019	12,174
2020 a 2024	73,039

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 9.72% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	2,174	(1,815)
Present value of obligation	Asset valuation adjustment	21,234	(17,723)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	197

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Itaú Europe consolidated (3)		Cayman consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Assets
Current assets and long-term receivables
Cash and cash equivalents	3,771,485	4,416,057	4,245,994	3,167,284	818,689	545,975	382,972	693,562	736,810	807,500	8,942,153	8,736,304
Interbank investments	21,233,647	16,674,907	3,031,288	2,236,197	3,572,909	3,522,656	18,131,543	8,075,306	267,170	272,395	15,373,441	20,994,750
Securities	46,543,642	56,338,107	5,976,035	5,502,522	3,659,780	2,561,944	13,815,816	4,914,123	28,573	32,528	69,099,328	68,437,508
Loan, lease and other credit operations	91,335,395	53,565,118	40,784,779	35,537,624	12,077,880	8,864,125	122,706	109,741	968	698	144,241,879	98,006,873
Foreign exchange portfolio	34,499,152	43,041,183	783,352	1,165,280	3,038,607	3,208,596	5,783	2,254,963	-	-	37,963,922	48,093,827
Other assets	5,149,097	1,860,290	6,007,878	5,205,672	413,293	305,782	1,855,621	701,244	5,983,691	1,307,232	18,952,537	9,311,771
Permanent assets
Investments	-	16,473	7,012	5,957	8,106	5,895	165,693	150,316	580,688	512,482	15,334	32,072
Fixed and intangible assets	17,650	12,121	791,728	674,672	146,014	167,232	154	434	17,579	18,471	973,124	872,929
Total	202,550,068	175,924,256	61,628,066	53,495,208	23,735,278	19,182,205	34,480,288	16,899,689	7,615,479	2,951,306	295,561,718	254,486,034

Liabilities
Current and long-term liabilities
Deposits	68,412,757	50,826,579	39,063,854	34,789,437	8,916,120	6,998,319	991,485	911,806	629,980	341	100,927,458	84,640,224
Demand deposits	12,979,539	10,372,538	10,903,996	9,480,837	6,810,015	4,752,538	935,614	693,667	629,980	341	31,241,469	24,405,846
Savings deposits	-	-	7,355,315	5,498,944	-	-	-	-	-	-	7,355,315	5,498,945
Interbank deposits	33,224,674	11,944,350	93,124	116,658	1,367,478	1,372,635	55,871	218,139	-	-	19,272,151	7,754,264
Time deposits	22,208,544	28,509,691	20,711,419	19,692,998	738,627	873,146	-	-	-	-	43,058,523	46,981,169
Deposits received under securities repurchase agreements	16,923,394	15,458,455	430,504	266,876	-	-	12,156,697	2,107,402	1,097,268	62,482	15,343,261	15,591,371
Funds from acceptance and issuance of securities	1,582,027	3,561,178	4,441,480	3,649,806	6,407,293	4,675,701	1,547,210	2,341,629	-	-	13,953,807	14,217,728
Borrowings	36,329,668	28,101,657	3,217,156	3,216,373	645,101	646,383	9,969	-	-	-	40,201,894	31,976,640
Derivative financial instruments	4,414,944	2,188,506	1,193,684	584,594	1,212,659	633,137	532,816	496,840	-	-	6,930,661	3,537,140
Foreign exchange portfolio	35,089,207	42,932,437	780,975	1,161,900	2,991,722	3,266,200	6,120	2,260,224	-	-	38,505,052	48,044,567
Other liabilities	24,702,689	21,178,148	4,324,436	3,405,068	791,686	577,009	2,155,906	812,862	3,594,641	672,494	35,030,020	26,468,592
Deferred income	208,736	117,020	3,068	4,152	52,782	27,450	-	-	1,526	1,402	266,112	150,023
Minority interest in subsidiaries	-	-	282	252	1	1	1,048,455	924,605	-	-	1,048,738	924,859
Stockholders’ equity
Capital and reserves	13,746,074	10,047,194	7,215,200	5,684,913	2,392,006	2,387,886	15,991,400	7,212,613	2,367,296	2,211,102	41,030,179	26,874,750
Net income for the period	1,140,572	1,513,082	957,427	731,837	325,908	(29,881)	40,230	(168,292)	(75,232)	3,485	2,324,536	2,060,140
Total	202,550,068	175,924,256	61,628,066	53,495,208	23,735,278	19,182,205	34,480,288	16,899,689	7,615,479	2,951,306	295,561,718	254,486,034
Statement of Income
Income from financial operations	4,761,559	4,211,007	4,587,736	3,833,488	637,904	257,157	282,234	(78,917)	(7,658)	16,608	9,842,775	8,068,149
Expenses of financial operations	(2,839,374)	(2,271,649)	(1,995,578)	(1,517,301)	(163,904)	(112,921)	(102,994)	410	(5,366)	(1,113)	(4,754,265)	(3,710,084)
Result of loan losses	(642,207)	(298,295)	(368,154)	(337,003)	(990)	(17,936)	-	-	(340)	(225)	(1,011,690)	(653,459)
Gross income from financial operations	1,279,978	1,641,063	2,224,004	1,979,184	473,010	126,300	179,240	(78,507)	(13,364)	15,270	4,076,820	3,704,606
Other operating revenues (expenses)	(137,863)	(126,640)	(1,014,966)	(891,617)	(110,740)	(125,814)	(139,010)	(89,785)	(63,767)	165	(1,462,294)	(1,243,387)
Operating income	1,142,115	1,514,423	1,209,038	1,087,567	362,270	486	40,230	(168,292)	(77,131)	15,435	2,614,526	2,461,219
Non-operating income	-	-	13,269	4,685	(122)	(361)	-	-	2,857	2,014	13,459	4,647
Income before taxes on income and profit sharing	1,142,115	1,514,423	1,222,307	1,092,252	362,148	125	40,230	(168,292)	(74,274)	17,449	2,627,985	2,465,866
Income tax	(1,543)	(1,341)	(245,434)	(322,683)	(17,515)	(22,463)	-	-	(958)	(13,964)	(265,451)	(360,451)
Statutory participation in income	-	-	(19,405)	(37,689)	(18,725)	(7,542)	-	-	-	-	(38,130)	(45,232)
Minority interest in subsidiaries	-	-	(41)	(43)	-	(1)	-	-	-	-	132	(43)
Net income (loss)	1,140,572	1,513,082	957,427	731,837	325,908	(29,881)	40,230	(168,292)	(75,232)	3,485	2,324,536	2,060,140
(1)	Itaú Unibanco S.A. - Agências Grand Cayman, New York, Tokyo e Nassau Branch, ITAÚ UNIBANCO HOLDING S.A - Agência Grand Cayman.
(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Valores S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú BBA Corredor de Bolsa Limitada, Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay,Itaú BBA México S.A (new company name of Tarjetas Unisoluciones S. A. de Capital Variable), Proserv - Promociones Y Servicios S.A. de C. V., MCC Asesorias Limitada (Note 2c), MCC Securities INC. (Note 2c), Itaú BBA SAS, MCC Corredora de Bolsa (Note 2c) and Itaú BBA Colômbia; only at 12/31/2013, Fundo ETF IPSA; only at 12/31/2014, Itau BBA Mexico Casa de Bolsa S.A. de C.V.
(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Itaú Europa Luxemburgo S.A (new company name of Banco Itaú Europa Luxembourg S.A), Banco Itaú International (new company name of Banco Itaú Europa International), Itaú Bank & Trust Bahamas Ltd., Itaú International Securities Inc., Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itau Suisse S.A. and Itaú BBA International PLC; only at em 12/31/2013, BIE Cayman Ltd. and Itaú Europa SGPS Lda.
(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Rosefield Finance Ltd. (50%), Itaú Cayman Directors Ltd., UBT Finance S.A., Itaú Cayman Nominees Ltd., BIE Cayman Ltd.; only at 12/31/2014, Fundo ETF IPSA.
(5)	Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Banco Del Paraná S.A.,Topaz Holding Ltd., Itaú USA Inc., Itaú BBA USA Securities Inc., Itaú International Investment LLC, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Albarus S.A., Garnet Corporation, Itau Global Asset Management, Itaú Asia Securities Ltd., Itaú Middle East Limited, Itaú USA Asset Management Inc., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú UK Asset Management Limited; only at 12/31/2013, Itaú Asia Limited, Itaú Singapore Securities Pte. Ltd.; only at 12/31/2013, Unipart B2B Investments S.L and only at 12/31/2013, Itaú (Beijing) Investment Consultancy Limited .
(6)	Foreign consolidated information presents balances net of consolidation eliminations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	198

Note 21 – Risk and capital management

Risk management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with a possible impact on HOLDING CONSOLIDATED’s income, capital, liquidity and reputation.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through Committees of the Board of Directors and Senior Commissions, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

In compliance with CMN Resolution No. 3,988, BACEN Circular No. 3,547 and BACEN Circular Letter No. 3,565, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its Internal Capital Adequacy Assessment Process (ICAAP), having submitted its first ICAAP report to BACEN in September 2013, related to the June 2013 reporting date.

ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts a prospective approach to its capital management, which comprises the following phases:

•	Identification and analysis of material risks to which ITAÚ UNIBANCO HOLDING CONSOLIDATED is or could be exposed and assessment of capital requirements to cover material risks;
•	Capital planning considering the strategic guidelines, economic environment and the guidelines of the Board of Directors;
•	Stress test exercises, aimed at analyzing the impact of serious events on the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Maintenance of a capital contingency plan for cases in which the capital sources turn out to be unfeasible or insufficient;
•	Internal capital adequacy assessment, which consists of comparing the Regulatory Capital with the required capital, according to internal evaluation, to cover any risks incurred;
•	Preparation of periodic management reports on capital adequacy for top management and the Board of Directors.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk management organizational structure is compliant with the regulations in Brazil and abroad and in line with best market practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risks are being managed in accordance with established risk appetite policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance / Risk Management – Pillar 3, which is not part of the financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	199

I – Market risk

Market risk is the possibility of losses arising from variations in the market values of positions held by a financial institution, including the risk of transactions subject to the variations in foreign exchange and interest rates, equities, of price indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The document that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio; and
•	Expertise within the group to support operations in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This framework of limits covers the process from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level). These limits are designed considering the projected results of the balance sheet, size of equity, liquidity, complexity and volatility of the market expected performance and risk appetite of the institution, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are shared with the executives.

The structure of limits and alerts follows the guidelines of the Board of Directors and is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI). This structure of limits and alerts promotes efficiency and the control coverage is reviewed, at least annually.

The purpose of market risk of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and educated discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement of processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The control of market risk is carried out by an area independent from the business units, and is responsible for carrying out daily measurement, assessment, monitoring of stress scenarios, limits and alerts, applying stress scenarios, analysis and testing, reporting risk results to those accountable for in the business units, in accordance with the governance established and monitoring the actions required adjust positions and/or risk level to make them feasible and provide support to the launch of new financial products. For this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	200

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Hedge accounting is treated in detail in the financial statement notes.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3.464 and BACEN Circular No. 3.354.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business, such as funding and loans, and also includes derivatives with eligible clients and transactions related to the management of the balance sheet of the institution, including by way of derivatives. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

The inherent exposures to market risk in various financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked interest rate: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

CMN has specific rules establishing that the exposure to market risk must be segregated at the least into the following categories: Interest rates, foreign exchange rates, shares and commodities. Price indexes are treated as a risk factor group and are granted the same treatment given to other risk factors, such as interest rates, and foreign exchange rates, among others, and follow the same limit and risk governance structure adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for market risk management purposes.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;
•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	201

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At December 31, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR (Historical Simulation) of R$ 193.1 million. For the same period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded a Total VaR (Parametric) of R$ 180.4 million (R$ 110.4 million at December 31, 2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	202

II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models of measurement of credit risk. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery, in case of transactions default.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The management structure seeks to identify, evaluate, mitigate, monitor and report the operational risk for the purpose of assuring that the quality of the control environment is compliant with the internal guidelines and regulation currently in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the management process there are specific forums to address operational risk, internal control and compliance where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

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A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions in a timely fashion, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Subscription risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions.
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves,
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations;
•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and pension plan beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

The management process of insurance, pension plan and capitalization risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them.

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Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

	12/31/2014	12/31/2013
Permanent foreign investments	43,354,715	28,934,890
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(70,332,835)	(45,876,514)
Net foreign exchange position	(26,978,120)	(16,941,624)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Investment funds	479,738,249	459,484,806	479,738,249	459,484,806	2,233	2,216
Fixed income	445,180,059	418,044,211	445,180,059	418,044,211	1,850	1,825
Shares	34,558,190	41,440,595	34,558,190	41,440,595	383	391
Managed portfolios	271,594,436	239,772,353	188,777,838	168,786,145	15,275	15,770
Customers	137,805,777	121,024,203	90,974,991	83,550,345	15,208	15,711
Itaú Group	133,788,659	118,748,150	97,802,847	85,235,800	67	59
Total	751,332,685	699,257,159	668,516,087	628,270,951	17,508	17,986

 (*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d) Consortia funds

	12/31/2014	12/31/2013
Monthly estimate of installments receivable from participants	144,701	117,129
Group liabilities by installments	10,918,672	9,849,073
Participants – assets to be delivered	9,922,420	9,122,300
Funds available for participants	1,235,265	879,347
(In units)
Number of managed groups	834	859
Number of current participants	401,653	371,774
Number of assets to be delivered to participants	205,414	216,651

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	205

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from January 1 to December 31, 2014 and 2013 the consolidated companies made no donations and the Foundation’s social net assets totaled R$ 2,933,765 (R$ 3,271,037 at December 31, 2013). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 77,500 (R$ 72,000 from January 1 to December 31, 2013).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Itaú Viver Mais – (Associação Clube “A” )ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to December 31, 2014, the consolidated companies have made donations to Associação Itaú Viver Mais in the amount of R$ 800 (R$ 1,306 from January 1 to December 31, 2013).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDADO

	01/01 to 12/31/2014	01/01 to 12/31/2013
Goodwill on acquisition (Note 15b ll)	(176,985)	-
Change in the recognition criteria for investments in the IRB – from cost to equity method (Note 15a II)	-	130,915
COFINS / Provision for loss carryforwards - Porto Seguro (Note 15a II)	(59,515)	272,340
Favorable decision on thesis of broadening the PIS / COFINS calculation base from IRB (Note 15a II)	61,635	-
Program for Cash or Installment Payment of Taxes (Notes 12e and 12f)	(25,294)	508,240
Provision for contingencies - Economic Plans	(125,918)	(754,251)
Tax and Social Security Contributions	-	(275,983)
Civil Lawsuits	(125,918)	(478,268)
Realization of assets and Impairment	(8,546)	(239,474)
Allowance for loan losses - Credicard (1)	(36,713)	-
Complementary allowance for loan losses (2)	(667,800)	-
Gain from disposal of major risk insurance operations (Note 2c)	736,017	-
Improvement of the labor claim provision model (Note 12)	(74,041)	-
Others	-	(57,841)
Total	(377,160)	(140,071)

(1) Adjustment to the minimum required by Resolution No. 2,682.

(2) Recognition of a provision supplementary to the minimum required by CMN Resolution No. 2.682/99, particularly due to the a scenario of lower economic growth that could affect specific economic sectors.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2014	206

l)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

m)	Law No. 12.973: on May 14, 2014, Law No. 12.973 was published as a conversion of Provisional Measure No. 627 to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Law No. 12.973 provides for the following, among other matters:

•	revocation of the Transition Tax Regime - RTT, established by Law No. 11.941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest on income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

ITAÚ UNIBANCO HOLDING estimates that said Law No. 12.973 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

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Independent Auditor’s Report

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying financial statements of Itaú Unibanco Holding S.A. (the “Bank”) stand alone, which comprise the balance sheet as at December 31, 2014 and the statements of income, changes in equity and cash flows for the year and six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at December 31, 2014 and the consolidated statements of income and cash flows for the year and six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2014, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the year and six-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

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Other matters

Statement of value added

We also have audited the Bank’s and the Consolidated statements of value added for the year and six-month period ended December 31, 2014, the presentation of which is required by the Brazilian corporate legislation for listed companies. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, February 2, 2015

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

According to its Charter (available on the website www.itau.com.br/investor-relations),the Committee is responsible for the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, for compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent auditor and by the Internal Audit, and for the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The Committee serves as the sole vehicle for all the institutions in the Conglomerate, including the insurance, pensions and capitalization companies, where the appointment of an Audit Committee is required.

The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itaú Unibanco Holding S.A. and of its subsidiaries and affiliated companies and for establishing the procedures necessary to ensure the quality of the processes that generate the information used to prepare the financial statements and financial reports. Management is also responsible for risk control and monitoring and for the supervision of the internal controls and compliance corporate activities.

PricewaterhouseCoopers Auditores Independentes is responsible for auditing the financial statements and for assuring that they fairly represent, in all material aspects, the financial position of the Conglomerate, in conformity with accounting practices adopted in Brazil arising from Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendência de Seguros Privados, as well as in accordance with International Financial Reporting Standards (IFRS).

Internal Audit focuses on issues which present higher risk potential, on the assessment of internal controls and risk management systems, on the evaluation of the quality of processes and on the remote monitoring of risks.

Committee Activities

The Committee met twenty six times in the period from August 21, 2014to January 29, 2015, resulting in a total of 74 meetings. In addition, in a session held on February 2, 2015, the Committee analyzed the financial statements as of December31, 2014as well as examined and approved the Audit Committee Report and this Summary on the activities performed in the semester ended on such date Members of the Committee participate as observers in the meetings of the Senior Ethics Commission, the Senior Accounting Policies Commission as well as in those of Audit Committee of Itaú BBA International plc. As part of its annual plan, members of the Committee visited three units of the Conglomerate outside Brazil.

As part of its activities, the Committee takes knowledge of the results of inspections and comments by regulators and monitors the corresponding management action plans. The Committee holds semi-annual meetings with the supervisors of the Central Bank of Brazil and during this semester, met with an overseas regulator.

Risk Management and Internal Controls

In the second half of 2014, during meetings with officers responsible for Risk Control, the Committee assessed aspects related to risk management and control in the Conglomerate, with emphasis on credit, liquidity, market operational and subscription risks. The Committee also monitored the evolution of the Conglomerate’s internal controls system, through meetings with the officer in charge of the internal control, compliance and operational risk and through works realized by the Internal Audit, including the process of adoption of the guidance of ¨Internal Control – Integrated Framework (2013)¨ publication issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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Based on the information brought to its attention, the Audit Committee considers as positive the efforts that have been made to ensure the constant improvement of the existing internal controls and risk management systems.

As part of its responsibilities, the Committee has been monitoring various issues through meetings with the respective officers. Worthy of note are: Itaú Unibanco’s actions in the process of alignment with Basel II and in the implementation of the requirements of Basel III, controls associated with information technology and security, controls over contingencies– mainly those where risk and value involved are higher - and the processes related to credit risk, including provisioning.

The Committee also considers that the approach of the Organization for the use of internal models as required by Basel II is well established and properly focused.

Compliance with Legislation, Regulatory Requirements and the Internal Policies and Procedures

The Audit Committee considers that the duties and responsibilities, as well as the procedures for assessing and monitoring legal risks are established and continue to be followed in accordance with the corporate guidelines. Based on the information brought to its attention from the responsible areas, on the work performed by Internal Audit and on the reports prepared by external auditors, the Audit Committee concludes that no deficiencies were identified in the compliance with legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Organization.

External Audit

The Committee has a regular channel of communication with the external auditors to widely discuss the results of their work and relevant accounting matters, thus enabling the members of the Committee to form a well-supported opinion as to the integrity of the financial accounting statements and financial reports.

The Committee assesses as fully satisfactory the amount and the quality of the information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements.

The engagement of the independent auditor to provide services requires the prior approval of the Committee which assesses risks from loss of independence and conflicts of interest. The Committee did not identify situations that could affect the objectivity and independence of the external auditors.

Internal Audit

The Audit Committee approves the annual work plan of Internal Audit and, on a quarterly basis, monitors its execution, making itself aware of work performed that was not originally planned and approving the cancellation of planned works.

The Committee evaluates positively the coverage and quality of the work performed by the internal auditors. The results presented monthly during the Committee’s meetings did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Insurance, pensions and capitalization companies

As required by National Private Pension Council regulations, the Committee monitors companies supervised by the Superintendência de Seguros Privados (Itaú Seguros S.A., Itaú BMG Seguradora S.A., Itaú Vida e Previdência S.A. and CompanhiaItaú de Capitalização), and the activities described in this Summary include the matters relevant to these companies. During the period, the Committee monitored management actions with respect to regulatory matters among which of particular note is the recent beginning of the activities to adapt the policies, processes and controls of Itaú BMG Seguradora S.A. to those of the Conglomerate.

Consolidated Financial Statements

The Committee analyzed the procedures involved in the preparation of individual and consolidated balance sheets, explanatory notes and financial reports published with the consolidated financial statements, discussed them with PricewaterhouseCoopers and with the executives of the organization. The Committee also examined the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate for the preparation of the financial statements, verifying that they are in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, under the supervision of the Superintendência de Seguros Privados or in accordance with IFRS.

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Recommendations

Regular meetings were held with the Chairman of the Board of Directors and with the Chief Executive Officer of Itaú Unibanco. During those meetings, the Committee had the opportunity to present its opinions and points of view over different matters related to its activities.

Conclusion

The Audit Committee, having considered to its responsibilities and the natural limitations resulting from the scope of its activities, recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A., for the semester ended on December 31, 2014.

São Paulo, February 2, 2015.

The Audit Committee

Geraldo Travaglia Filho– President

Alkimar Ribeiro Moura

Diego Fresco Gutierrez

Luiz Alberto Fiore

Maria Helena dos Santos Fernandes de Santana

Sérgio Darcy da Silva Alves

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the fiscal year ended December 31, 2014 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), February 2, 2015.

IRAN SIQUEIRA LIMA

President

ALBERTO SOZIN FURUGUEM	LUIZ ALBERTO DE CASTRO FALLEIROS
Member	Member

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE EXECUTIVE BOARD OF

FEBRUARY 2, 2015

DATE, TIME AND PLACE: On February 2, 2015 at 8:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Roberto Egydio Setubal.

QUORUM: The totality of the members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

After analyzing and discussing the account statements for the fiscal year 2014, the management discussion and analysis report for the operation, as well as the report of PricewaterhouseCoopers Auditores Independentes, pursuant to the provisions in clauses V e VI, Article 25 of Instruction 480/09 of the Brazilian Securities and Exchange Commission, the Executive Board decided unanimously:

a)        to declare that it has reviewed, discussed and agrees with the opinions expressed in the report issued by PricewaterhouseCoopers Auditores Independentes; and

b)        to declare that it has reviewed, discussed and agrees with the account statements and with the management discussion and analysis for the operation with respect to the fiscal year ending December 31, 2014.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), February 2, 2015. (signed) Roberto Egydio Setubal – Chief Executive Officer; Alfredo Egydio Setubal and Candido Botelho Bracher – Executive Vice Presidents; Caio Ibrahim David, Claudia Politanski, Eduardo Mazzilli de Vassimon and Ricardo Baldin – Executive Officers; Alexsandro Broedel Lopes, Eduardo Hiroyuki Miyaki, Emerson Macedo Bortoloto, Marcelo Kopel, Matias Granata, Rodrigo Luís Rosa Couto and Wagner Bettini Sanches – Officers.

ALFREDO EGYDIO SETUBAL

Investor Relations Officer

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